82- SUBMISSIONS FACING SHEET

02028936

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangzhou Pharmaceutical Company Limited

*CURRENT ADDRESS 45 Sha ~~Min~~ Mian North Street
Guangzhou City
Guangdong Province, PRC

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- ~~5269~~ 82-34656 FISCAL YEAR 12/31/00

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: mr

DATE : 4/3/02



年報

2000 annual report

廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

Contents

Important notice: The Board of Directors of Guangzhou Pharmaceutical Company Limited ("the Board") severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this annual report and warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this annual report.

Company Profile

INFORMATION IN RELATION TO THE COMPANY FOR REFERENCE

Legal name

Chinese name:	廣州藥業股份有限公司
Chinese abbreviation:	廣州藥業
English name:	Guangzhou Pharmaceutical Company Limited
English abbreviation:	GPC

Legal representative: Cai Zhixiang

Company Secretary

Name:	He Shuhua
Address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Telephone:	(8620) 8121 8117
Fax:	(8620) 8187 6408
Company Secretary E-mail:	shuhua_he@sina.com

Registered office addresses:

The PRC registered office address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Post code:	510130
Telephone:	(8620) 8121 8103
Fax:	(8620) 8187 6408
Website:	http://www.gzphar.com
E-mail:	sec@gpc.com.cn
Principal business address in Hong Kong:	Room 2005, 20th Floor, Tower Two, Lippo Center, 89 Queensway, Hong Kong

Company Profile

Newspapers designated by the Company to disclose information:	Shanghai Securities Daily China Securities Hong Kong Economic Daily Hong Kong iMail
Internet website publishing annual report designated by:	
The China Securities Regulatory Commission	http://www.sse.com.cn
The Stock Exchange of Hong Kong Limited	http://www.hkex.com.hk
Place where the annual report is available for inspection:	Company Secretary Office Guangzhou Pharmaceutical Co Ltd 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Place of listing of shares and trading codes:	*A shares:* Shanghai Stock Exchange Stock code: 600332 Stock name: GZ Phar. *H shares:* The Stock Exchange of Hong Kong Limited Stock code: 0874 Stock name: GZ Phar.

Company Profile

COMPANY STATUS

Background of the Company

Guangzhou Pharmaceutical Company Limited (the "Company") is a joint stock company with limited liability established in the People's Republic of China (the "PRC") on 1 September 1997 pursuant to a re-organization in 1997 of eight Chinese patent medicine manufacturing entities and three pharmaceutical trading entities formerly under the supervision and control of Guangzhou Pharmaceutical Holdings Limited ("GZPHL"). The Company's H shares were listed on The Stock Exchange of Hong Kong Limited (the "HKSE") on 30 October 1997. Upon obtaining approval from the Chinese Securities Regulatory Commission (the "CSRC")on 10 January 2001, the Company issued 78,000,000 Reminbi A shares in China. The Company's A shares were officially listed on the Shanghai Stock Exchange (the "SSE") on 6 February 2001.

Scope of business

The Company and its subsidiaries (the "Group") are principally engaged in (i) the manufacture and sale of Chinese patent medicine ("CPM") and (ii) the wholesale, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus.

Financial Summary and Analysis

1 DETAILS OF THE PROFIT OF THE GROUP FOR THE YEAR

Extracted from the accounts prepared in accordance with the PRC accounting rules and regulations:

	2000
	Rmb
Total profit	219,935,808
Net profit	146,234,183
Net profit after non-operating items *(note)*	126,528,742
Profit from principal operations	1,001,732,586
Profit from other operations	36,439,663
Operating profit	195,582,479
Income from investments	4,647,888
Government subsidies	9,288,486
Net non-operating result	10,416,955
Net cash inflows from operating activities	286,951,325
Net increase in cash and cash equivalents	(19,820,973)

Note: net of non-operating items including government subsidies of Rmb9,288,486 and net non-operating income of Rmb10,416,955.

2 PRINCIPAL FINANCIAL DATA AND FINANCIAL INDICATORS

(a) Extracted from the accounts prepared in accordance with the PRC accounting rules and regulations:

	2000	1999	1998	1998 (Restated)
	Rmb	*Rmb*	*Rmb*	*Rmb*
Income from principal operation	**4,222,857,016**	3,454,490,368	3,383,700,639	3,383,700,639
Net profit	**146,234,183**	128,663,317	129,362,151	123,701,440
Total assets	**3,063,914,823**	3,001,286,675	3,036,056,369	2,995,563,030
Shareholders' equity	**1,373,104,547**	1,365,972,198	1,295,748,957	1,258,252,616
Earnings per share *(note 1)*	**0.20**	0.18	0.17	0.17
Earnings per share, net of non-operating items	**0.17**	0.16	0.16	0.15
Net assets per share *(note 2)*	**1.87**	1.86	1.77	1.72
Return on net assets (fully diluted) *(note 3)*	**10.65%**	9.42%	9.18%	9.83%
Return on net assets (weighted average) *(note 4)*	**10.15%**	9.72%	9.08%	10.09%
Ratio of shareholders' equity *(note 5)*	**44.82%**	45.51%	42.68%	42.00%
Gearing ratio *(note 6)*	**51.89%**	51.30%	52.60%	53.33%
Adjusted net assets per share *(note 7)*	**1.74**	1.70	1.73	1.68
Net cash inflow from operating activities per share *(note 8)*	**0.39**	0.40	0.31	0.31

Financial Summary and Analysis

Note to principal financial data and financial indicators extracted from the accounts prepared in accordence with the PRC accounting rules and regulations:

1. *Earnings per share:*

   Net profit/total number of shares at the end of year; as there was no change in the share capital during the year, the weighted average and fully diluted earning per share are the same.

2. *Net assets per share: shareholders' equity at the end of the year/total number of ordinary shares at the end of the year*

3. *Return on net assets (fully diluted):*

   Net profit or profit attributable to shareholders/shareholders' equity at the end of the year X 100%

4. *Return on net assets (Weighted average):*

   Net profit or profit attributable to shareholders/[(shareholders' equity at the beginning of the year + shareholders' equity at the end of the year)/2] X 100%

5. *Ratio of shareholders' equity: Shareholders' equity/Total assets X 100%*

6. *Gearing ratio: Total liabilities/total assets*

7 *Adjusted net assets per share:*

   The sum of shareholders' equity less the total of net accounts receivable aged over three years, deferred expenses, net loss on assets to be written off, listing expenses, long term deferred expenses and negative balance of housing circulation fund divided by the total number of ordinary shares at the end of the year

8 *Net cash inflow from operating activities per share:*

   Net cash inflow from operating activities/total number of ordinary shares at the end of the year

9 *Explanations for restatements*

   Pursuant to a regulation in Caihui [2000] No. 35. effective 1 January 1999, the Company had adopted an accounting treatment of prior year adjustment to eliminate any provision for bad debt and diminution in value of long term investments to the 1999 opening balances of retained earnings and other related accounts.

Remarks: *Subsequent to the balance sheet date, the Company issued 78,000,000 A shares. In accordance with the PRC accounting rules and regulations, the diluted earnings per share computed based on 810,900,000 shares which assumes that the A shares had been issued throughout the report period is Rmb0.18.*

Financial Summary and Analysis

(b) Extracted from the accounts prepared in accordance with the Generally Accepted Accounting Principles in Hong Kong ("HK GAAP"):

	2000	1999	1998	1997 (Proforma)	1996 (Proforma)
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover	**4,222,857**	3,454,492	3,326,658	3,056,512	2,777,638
Profit before taxation	**204,572**	178,115	161,921	183,262	143,917
Profit attributable to shareholders	**135,250**	128,688	123,724	128,417	91,209
Total assets	**3,256,426**	3,072,057	2,998,567	3,102,140	N/A
Total liabilities	**1,681,936**	1,593,832	1,612,385	1,795,107	N/A
Shareholders' equity	**1,574,490**	1,478,225	1,386,182	1,306,433	N/A
Earnings per share	**Rmb0.185**	Rmb0.176	Rmb0.169	Rmb0.23	N/A
Gearing ratio	**51.60%**	51.90%	53.80%	57.87%	N/A

i) The Company was established on 1 September 1997. Accordingly, the information of earnings per share for the year ended 31 December 1996 is not presented.

ii) The proforma results of the Group for the year ended 31 December 1996 are extracted from the prospectus of the Company dated 21 October 1997. The proforma results of the Group for the year ended 31 December 1997 are extracted from the proforma consolidated profit and loss account on page 35 of the 1997 annual report.

iii) The proforma consolidated profit and loss account for the three years ended 31 December 1997 have been prepared as if the Group structure existed at 31 December 1997 had been in existence throughout the periods presented and that the operations of the Group comprised its business undertakings existed at 31 December 1997.

iv) The assets and liabilities of the Group at 31 December 1997 was extracted from the consolidated balance sheet on page 36 of the 1997 annual report.

v) The gearing ratio is computer based on: Total liabilities/total assets X 100%.

3 CHANGE IN SHAREHOLDERS' EQUITY DURING THE YEAR

(a) Extracted from the accounts prepared in accordance with PRC accounting rules and regulations:

	Capital	Capital Reserve	Surplus Reserve	including: Statutory public welfare fund	Retained Earnings	Total equity
	Rmb	*Rmb*	*Rmb*	*Rmb*	*Rmb*	*Rmb*
Opening balance	732,900,000	434,244,472	180,424,972	52,726,721	18,402,754	1,365,972,198
Addition	—	13,185,000	68,886,242	34,442,805	146,234,183	228,305,425
Reduction	—	2,320,729	55,235,246*	18,958,915	163,617,101	221,173,076
Closing balance	732,900,000	445,108,743	194,075,968	68,210,611	1,019,836	1,373,104,547

* The reduction included an adjustment to the opening balance of retained earnings which has been disclosed in the accounts prepared in accordance with the PRC accounting rules and regulations of the annual report.

(b) Extracted from the accounts prepared in accordance with HK GAAP:

	Share capital	Share premium	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Retained earnings	Total equity
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
At 1 January 2000	732,900	120,333	425,603	59,540	60,762	45,289	33,798	1,478,225
Profit for the year	—	—	—	—	—	—	135,250	135,250
Transfers	—	—	11,675	43,222	7,449	(22,188)	(40,158)	—
Interim dividend paid	—	—	—	—	—	—	(14,658)	(14,658)
Proposed final dividend	—	—	—	—	—	—	(24,327)	(24,327)
At 31 December 2000	732,900	120,333	437,278	102,762	68,211	23,101	89,905	1,574,490

4 STATEMENT OF PROFIT INDICATORS PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS AS REQUIRED BY "NO. 9 DOCUMENT OF REGULATION AND INFORMATION DISCLOSURE FOR PUBLIC COMPANIES" ISSUED BY THE CSRC:

	Return on net assets (%)		Earnings per share (Rmb)	
	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit for the reporting period				
Income from principal operations	72.95	69.53	1.37	1.37
Income from operations	14.24	13.57	0.27	0.27
Net profit	10.65	10.15	0.20	0.2
Net profit after deduction of exceptional items	9.21	8.78	0.17	0.17

Notes to statement of profit indicators prepared in accordance will the PRC accounting rules and regulations as required by "No.9 Document of Regulation and Information Disclosure for Public Companies" issued by CSRS:

Methods for calculating return on net assets and earnings per share based on shareholders' equity extracted from the accounts prepared under PRC accounting rules and regulations at the end of the year are as follows:

Return on net assets:

P/shareholders' equity at the end of the year

Earnings per share:

P/total number of ordinary shares at the end of the year

Method for calculating return on net assets based on weighted average shareholders' equity is as follows:

Return on net assets:

*P/[Eo+NP/2+Ei*Mi/Mo-Ej*Mj/Mo]*

P: *profit for the reporting period*

NP: *net profit for the reporting period*

Eo: *net assets at the beginning of the year*

Ei: *increase in net assets by new issuing of debt or equity during the reporting period*

Ej: *decrease in net assets by purchase of own shares or cash dividend*

Mo: *number of months for the reporting period*

Mi: *number of months from the month of the increase of net assets to the end of year*

Mj: *number of months from the month of the decrease of net assets to the end of year*

Method for calculating earnings per share based on weighted average shareholders' equity is as follows:

Earnings per share:

*P/[So+S1+Si*MI/Mo-Sj*Mj/Mo]*

P: *profit for the reporting period*

So: *number of months before the change of net assets*

S1: *increase in number of shares from the conversion from reserve or bonus issues during the reporting period*

Si: *increase in number of shares from the new issuing of debts or equity during the year*

Sj: *decrease in number of shares from purchase of own shares or redemption of own shares during the year*

Mo: *number of months for the reporting period*

Mi: *number of months from the month of the increase of net assets to the end of year*

Mj: *number of months from the month of the decrease of net assets to the end of year*

5 EXPLANATIONS FOR THE DIFFERENCES BETWEEN THE ACCOUNTS PREPARED IN ACCORDANCE WITH HK GAAP AND THE PRC ACCOUNTING RULES AND REGULATIONS ARE SET OUT ON PAGE 147.

Change in Share Capital and Shareholders

1 CHANGE IN SHARE CAPITAL

(a) Movements in and components of the share capital

Unit: share

	Before this change	Change (+, -) Right issues	Bonus issues	Reserves to shares	New issues	Others	Sub-total	After this change
A. Unlisted shares								
1. Initiators' shares including:								
State-owned shares	513,000,000	—	—	—	—	—	—	513,000,000
Domestic legal entities' shares	—	—	—	—	—	—	—	—
Foreign legal entities' shares	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—
2. Collected legal entities' shares	—	—	—	—	—	—	—	—
3. Employees' shares	—	—	—	—	—	—	—	—
4. Preferred shares or others including: debt to equity or right issues	—	—	—	—	—	—	—	—
Total unlisted shares	513,000,000	—	—	—	—	—	—	513,000,000
B. Listed shares								
1. RMB ordinary shares	—	—	—	—	—	—	—	—
2. Foreign shares listed in the PRC	—	—	—	—	—	—	—	—
3. Foreign shares listed outside the PRC (H shares)	219,900,000	—	—	—	—	—	—	219,900,000
4. Others								
Total listed shares	219,000,000	—	—	—	—	—	—	219,000,000
C. Total Shares	732,900,000	—	—	—	—	—	—	732,900,000

(b) **Shares issued to the public**

The H shares of the Company were issued in Hong Kong on 24 October 1997. The issue price per share was HK$1.65 and 219,000,000 shares was issued. These H shares were listed on the HKSE on 30 October 1997.

The A shares of the Company were issued in China on 10 January 2001. The issue price per share was Rmb9.80. There were 78,000,000 shares issued. These A shares were listed on the SSE on 6 February 2001.

After A shares being issued, the total issued share capital of the Company is 810,900,000 shares, which included 513,000,000 State-owned shares, 78,000,000 A shares and 219,900,000 H shares. The State-owned shares, A shares and H shares respectively represented 63.26%, 9.62% and 27.12% of the Company's total issued share capital.

(c) **The inner staff shares**

The Company has not issued any inner staff shares.

2 INTRODUCTION OF SHAREHOLDERS' DETAILS

(a) **Number of shareholders as at year-end**

As at 31 December 2000, there were 97 shareholders in total. Only one shareholder holds the State-owned shares for the State. There were 96 shareholders holding the H shares.

(b) **Substantial shareholders**

The register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") shows that as at 31 December 2000, the Company had been notified of the following substantial shareholders' interest, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed elsewhere in this report in respect of the directors and chief executive.

(i) GZPHL held 513 million State owned shares, representing approximately 70% of the issued share capital of the Company as at 31 December 2000.

(ii) HKSCC Nominees Limited held 216,331,000 H shares which accounted for approximately 98.38% of all the H shares issued by the Company and, representing approximately 29.52% of the issued share capital of the Company as at 31 December 2000.

(c) As notified by the HKSCC Nominees Limited, the following company was holding more than 10% of the H shares issued by the Company as at 31 December 2000:

Name of shareholder	Number of shares held	% of total issued H shares
The Hong Kong and Shanghai Banking Corporation Limited	25,130,000	11.43%

Change in Share Capital and Shareholders

(d) As at 31 December 2000, the top ten major shareholders of the Company were as follows:

Shareholders	Type of shares	Share holding at year end	Percentage
GZPHL	State-owned shares	513,000,000	70%
HKSCC Nominees Limited	H Shares	216,331,000	29.51%
HSBC Nominees (Hong Kong) Limited	H Shares	800,000	0.109%
Wang Bao Guo	H Shares	250,000	0.034%
Chan Wai Man	H Shares	200,000	0.027%
Sun Kwok Yeung	H Shares	200,000	0.027%
Tang Ying	H Shares	120,000	0.016%
Chu Kwok Keung	H Shares	110,000	0.015%
Chan Cheuk Sang	H Shares	100,000	0.0136%
Li Kiu	H Shares	100,000	0.0136%
Chan Yuet Ching	H Shares	100,000	0.0136%

Note: The top ten major shareholders are not connected with each other.

(e) Information of shareholders who each holds more than 10% of the Company's share capital:

GZPHL holds approximately 70% of the Company's issued share capital with Cai Zhixiang as its legal representative. Its business scope is to invest in and manage State-owned assets; to sell and manufacture Western pharmaceutical medicine, CPM, Chinese raw medicine, bio-technological products, medical apparatus, packing materials for pharmaceutical products, health drinks and food, hygienic materials and medicine-related merchandises; to undertake medicine-related import and export affairs; and to develop real estate.

(f) The shares held by GZPHL were not pledged as collateral during the report period.

(g) During the report period, the Company and its subsidiaries have not redeemed any of the Company's shares. Neither the Company nor any of its subsidiaries have purchased or sold or redeemed any of the Company's shares.

(h) During the report period, there was no change in the ultimate holding company.

3 PRE-EMPTIVE RIGHTS

According to the laws of the PRC and the Articles of Association of the Company, there are no provision for pre-emptive rights which would oblige the Company to offer new shareholders on a pro-rata basis to existing shareholders.

Summary of Shareholders' Meeting

DETAILS OF SHAREHOLDERS' MEETINGS

During the reporting period, the Company's Directors held an Annual General Meeting ("AGM") and two Extraordinary General Meetings ("EGM"). Details of those meeting are as follows:

1 The twelfth meeting of the first term of the Board held on 14 March 2000 issued a notice to hold its 1999 AGM at the conference room of the Company on the morning of 26 May 2000. The notice of 2000 AGM was disclosed in the Hong Kong Economic Daily and the South China Morning Post on 27 March 2000. The Company's directors and supervisors were present at the meeting. Shareholders and three authorised representatives holding a total of 513,020,000 shares, which represented 70.01% of the issued share capital of the Company, were present at the 1999 meeting and were sufficient for the quorum of the meeting in accordance with the Company's Articles of Association. The 1999 AGM passed the following resolutions:

(a) approved the 1999 Directors' Report;

(b) approved the 1999 report of the Supervisory Committee;

(c) approved the 1999 audited accounts;

(d) approved the 1999 Auditor's report;

(e) approved the re-appointment of Guangzhou Yangcheng Certified Public Accountants Company Limited and PricewaterhouseCoopers as domestic and international auditors respectively, and authorised the Board to fix their remuneration;

(f) approved the scheme of profit distribution and dividend for 2000;

(g) fixed the remuneration of the directors and supervisors for 2000; and

(h) authorised the Board to allot and issue new shares in accordance with the relevant regulations during the relevant period and authorised the Board to make any appropriate and necessary amendments to the Company's Articles of Association and to register such amendments with the relevant authority.

Summary of Shareholders' Meeting

The resolution notice of 1999 AGM was disclosed in the Hong Kong Economics Daily and the South China Morning Post on 27 May 2000.

2 The thirteenth meeting of the first term of the Board held on 4 August 2000 issued a notice to hold its first 2000 EGM at the conference room of the Company on the morning of 18 October 2000. The notice of first 2000 EGM was disclosed in the Hong Kong Economic Daily and the Hong Kong iMail on 4 September 2000. The Company's directors and supervisors were present at the meeting. Shareholders and one authorised representative of a shareholder holding a total of 513,000,000 shares, which represented 70% of the issued share capital of the Company, were present at the first 2000 EGM and were sufficient for the quorum of the meeting in accordance with the Company's Articles of Association. The first 2000 EGM passed the following resolutions:

(a) elected new directors and new supervisors. The tenure of new directors and new supervisors is three years from the date of the first 2000 EGM;

(b) authorised the Board to fix the remuneration of each individual director and supervisor; and

(c) approved the amendment to Clauses 88 and 111 of the Company's Articles of Association.

The resolution notice of first 2000 EGM was disclosed in the Hong Kong Economic Daily and the Hong Kong iMail on 19 October 2000.

3 The fourteenth meeting of the first term of the Board held on 1 September 2000 issued a notice to hold its second 2000 EGM and the second 2000 EGM was held at the conference room of the Company on the morning of 18 October 2000. The notice of the second 2000 EGM was disclosed in the Hong Kong Economic Daily, the Hong Kong iMail, China Securities and Securities Times on 4 September 2000. The Company's directors and supervisors were present at the meeting. Shareholders and authorised representative holding a total of 513,000,000 shares, which represented 70% of the issued share capital of the Company, were present at the first 2000 EGM and were sufficient for the quorum of the meeting in accordance with the Company's Articles of Association. The second 2000 EGM passed the following resolutions:

(a) approved the proposal of application for the issue of A shares;

(b) approved the plan for the use of proceeds from the issue of A shares;

(c) approved the details of the use of proceeds from the previous issue of shares;

(d) approved the undistributed profit for the six months ended 30 June 2000 and the proposed scheme for distribution of the accumulated undistributed profit from 1 July 2000 to the date of the completion of the issue of A shares to the existing shareholders and the shareholders of the new issues; and

(e) authorised the Board to proceed with the proposed new issue.

The resolution notice of second 2000 EGM was disclosed in the following newspapers: China Securities, Securities Times, Hong Kong Economic Daily and the Hong Kong iMail on 19 October 2000.

INFORMATION REGARDING CHANGES IN DIRECTORS AND SUPERVISORS OF THE COMPANY DURING THE REPORT PERIOD

The changes in directors and supervisors of the Company up to 31 December 2000 are as follows:

Directors: Xiao Cheng, Li Xinghua, Li Guoju, Liao Jingguang and Su Degui, and supervisors: Wen Xinmin and Mai Qije retired upon completion of their terms. Their retirement was approved in the second 2000 EGM on 18 October 2000.

The second term of the board of directors and Supervisory Committee was elected during the second 2000 EGM on 18 October 2000. The directors elected were: Cai Zhixiang, Li Yimin, Chen Xiangzhi, Feng Zansheng, Chu You Lin, Liu Jingxiang, Wu Zhang, Huang Buren. The supervisors elected were: Chen Canying, Tan Sima and Luo Jidong.

DISCUSSION AND ANALYSIS OF THE COMPANY'S OPERATIONS

(Unless otherwise stated, financial data contained herein is extracted from the accounts prepared by the Group in accordance with the PRC accounting rules and regulations)

The Company's industry and position

The Company operates in the pharmaceutical industry. On the basis of turnover generated, the Company is the largest manufacturer of CPM, and one of the three largest pharmaceutical products trading enterprises in the PRC. *(Sources: Analysis of Industrial Enterprises in the Pharmaceutical Statistics Annual Report issued in April 2000 by the State Economic and Trading Committee)*

Operation status

1 Principal activities and geographical analysis of operations

Year 2000 is the third complete financial year since the Company listed its H shares on the Stock Exchange of Hong Kong. During the year, the domestic pharmaceutical market had a substantial adjustment in light of the State's implementation of reforms to the national medical system, the setting-up of a classification system for prescription medicine, the formulation of a pharmaceutical pricing policy, and the implementation of employees' medical care insurance. The Group implemented a number of measures in response to severe market competition and has maintained sustainable growth evident from its operating results.

According to the Group's consolidated accounts for the year ended 31 December 2000, turnover from principal activities of the Group under both HK GAAP and PRC accounting rules and regulations was Rmb4,222,857,000, representing an increase of 22.24% over that of last year. Profit before taxation under PRC accounting rules and regulations amounted to Rmb219,936,000, representing an increase of 22.21% over that of 1999. Profit before taxation under HK GAAP amounted to Rmb204,572,000, representing an increase of 14.85% over that of 1999. The turnover and profit before taxation for the year 2000 reached their highest levels since the Company's establishment.

An analysis of the Group's turnover and profit before taxation for the year ended 31 December 2000 by principal activities is as follows:

	Turnover		Profit before taxation	
	(PRC Accounting Rules and Regulations)	(HK GAAP)	(PRC Accounting Rules and Regulations)	(HK GAAP)
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Manufacturing	1,295,155	1,295,155	158,420	154,350
Trading:				
Wholesale	2,469,538	2,469,538	44,358	38,431
Retail	388,807	388,807	17,229	11,772
Import and export	69,357	69,357	(71)	19
	2,927,702	2,927,702	61,516	50,222
	4,222,857	4,222,857	219,936	204,572

No geographical analysis is presented as the Group's operations were substantially carried out in the PRC.

2 CPM manufacturing business

Turnover of the Group's manufacturing operations (the "manufacturing operations") in 2000 under both HK GAAP and PRC accounting rules and regulations was Rmb1,295,155,000, representing an increase of 7.95% over that of 1999. Profit before taxation of the manufacturing operations under PRC Accountign Rules and Regulations was Rmb158,420,000, representing an increase of 27.92% over that of 1999. Profit before taxation of the manufacturing operations under HK GAAP was Rmb154,350,000, representing an increase of 24.69% over that of 1999. Both the manufacturing operations' turnover and profit before taxation have reached record high levels.

In 2000, manufacturing operations focused on expanding the market share of its major products by strengthening its technology exhibitions and advertising campaigns in certain major cities and end-user markets. The purpose of these events is to explore and develop potential markets and customers. An information system for sales and market analysis was also implemented. In 2000, the manufacturing operations had 26 major products for which annual sales of each of the 26 major products exceeded Rmb10 million. Of these products, 6 products achieved annual sales individually of Rmb50 million and 2 products achieved annual sales individually of Rmb100 million. The total turnover generated by the 26 major products contributed to an increase in turnover of the manufacturing operations of 16.02% in comparison to 1999. The increased emphasis on high value-added major products caused the turnover and gross profit margin of manufacturing operations increased by 55.51% and 7.62% respectively from that of 1999, which in turn increased the operating profit of the manufacturing operations.

In 2000, the manufacturing operations have completed a number of technology-upgrade projects and GMP certification implementation. These include completion of the production capacity expansion project of a manufacturing plant with three production lines and the installation of a microwave drying line for Kwang Chow First Factory Chinese Medicine Factory ("Kwang Chow First Factory"). Guangzhou Qi Xing Pharmaceutical Factory ("GZ Qi Xing") has also completed more than 20 technology upgrade projects which included a pills production line and a front-line production equipment. Guangzhou Chen Li Ji Chinese Medicine Factory ("GZ Chen Li Ji")has been awarded the State GMP certificate in March 2000. At present, Guangzhou Yangcheng Pharmaceutical Co Ltd ("GZ Yangcheng") and Guangzhou Pan Gao Shau Pharmaceutical Co Ltd ("GZ Pan Gao Shau") are implementing GMP certification procedures actively. These technology development projects have enhanced production capacity and product quality.

In order to speed up the process of securing new products and technology, the Group has co-operated with the Beijing University of Chinese Medicine and Pharmacology, the Guangzhou University of Chinese Medicine and Pharmacology and the Sichuan Chinese Medicine Research Centre to conduct certain research and development projects of high-tech CPM. In 2000, the manufacturing operations have obtained approvals for production of three new medicine products and have commenced commercial operations of five new medicines. In November 2000, the Company entered into an agreement with the Guangzhou People's Liberated Army Air-Force Hospital for a joint research project of an Anti-hepatitis B vaccine. At present, the Company has expedited the progress of construction of the Guangzhou Pharmaceutical Bio-Chemical Medicine Development Centre.





In 2000, the Group began to implement an ERP management system for manufacturing operations during 2000. The manufacturing operations SAP-R/3 system has successfully passed the certification process of the Guangzhou Finance Bureau in January 2001 and has been in operation in GZ Chen Li Ji. GZ Qi Xing and Guangzhou Xing Qun Pharmaceutical Co Ltd ("GZ Xing Qun") have also begun implementation of the ERP system. The implementation of the ERP system has improved the overall efficiency and manufacturing quality of manufacturing operations.

3 **Pharmaceutical trading business (including wholesaling, retailing, import and export)**

Turnover of the Group's trading operations (the "trading operation") in 2000 under both HK GAAP and PRC accounting rules and regulations was Rmb2,927,702,000, representing an increase of 29.85% over that of 1999. Profit before taxation of the trading operations under PRC accounting rules and regulations was Rmb61,516,000, representing a respective increase of 9.60% over that of 1999. Profit before taxation of the trading operations under HK GAAP was Rmb50,222,000, representing a decrease of 7.55% over that of 1999.



During the report period, the OTC pharmaceutical market developed rapidly. The trading operation has introduced a classification system for medicine administration and prescription medicine. During the year, the Group's trading operations have established a company specifically for the trading of OTC pharmaceutical products and has generated revenue over Rmb50 million. The trading operations have also adjusted its product mix by accommodating medicinal products with high market potential for treatment of special disease. During the year, the trading operations have obtained distribution rights for more than 2,000 new products, of which 4 new products have national and regional exclusive distribution rights. The new products contributed Rmb52,600,000 to the sales. This helped the sustained development of trading operations. In addition, the trading operations also continued to concentrate on the expansion of its market within and outside Guangdong province. During the report period, turnover of the wholesaling business increased 37.04% over that of last year. This helped to sustain improvement on the operating profit of the trading operations.

Report of the Board of Directors


健民医药

The State's medicine reform has driven the changes in and expansion of the pharmaceutical market. Accordingly, the trading operation has aggressively developed its retail chain stores. During the year, the Group has opened 33 new retail chain stores and increased the turnover from retailing operations by approximately Rmb15,000,000. As at 31 December 2000, the Group's retail network has 155 chain stores, included 93 Cai Zhi Lin chain stores, which mainly deal with CPM retailing, and 62 Jian Min chain stores, which deal with Western pharmaceutical products retailing.

In 2000, the State's pricing control policy on pharmaceutical products coupled with severe competition in the domestic pharmaceutical market have, to a certain extent, affected the business of the trading operations, and led to a decrease of the products gross profit margin to 10.34%, representing a decrease of 2.58% as compared with 1999. In order to maintain profitability, the trading operation has aggressively expanded its sales network, on the one hand, and exercised stringent control over operational overheads on the other hand. This has resulted in the ratio of operating expenses to sales decreasing by 1.81% during the year. In addition, the trading operation improved the process of maintaining sufficient operating cash by ways of monitoring the inventory cycle and analysing sales mix in accordance with the marketing strategy. Furthermore, management has paid attention to its credit control and customer information scanning. During the year, the turnover ratio of the accounts receivable has increased by 28.20% as compared with last year. The decrease in operational overheads and increase in sales as well as the turnaround of operational cashflows contributed to the sustained growth of the trading operations' profit.

Results and details of the Company's principal major subsidiaries

Enterprise name	% of equity held	Total assets	Principal operating income (Rmb'000)	Principal operating profit (Rmb'000)
Kwang Chow First Factory	100%	258,590.50	352,852.40	212,192.30
GZ Chen Li Ji	100%	215,623.80	153,547.60	72,734.00
Guangzhou Zhong Sheng Pharmaceutical Factory ("GZ Zhong Sheng")	100%	63,634.00	53,024.60	21,582.40
GZ Qi Xing	100%	394,512.30	183,364.50	99,268.30
Guangzhou Pharmaceutical Corporation ("GPC")	100%	998,232.00	2,384,672.30	201,463.90
Guangzhou Chinese Medicine Corporation ("GCMC")	100%	282,166.40	495,619.60	83,419.20
Guangzhou Pharmaceutical Import & Export Corporation ("GPIE")	100%	37,235.20	79,511.60	8,002.40
GZ Xing Qun	84.10%	264,075.50	199,086.00	79,917.50
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd ("GZ Jing Xiu Tang")	83.90%	181,906.50	130,107.70	71,922.50
GZ Pan Gao Shou	81.53%	240,014.80	197,228.80	83,130.00
GZ Yangcheng	87.07%	103,653.70	130,322.30	63,040.00

Note: All the above major subsidiaries are established and carry out their operations in the PRC.

ISSUES ARISING FROM OPERATIONS AND SOLUTIONS

1 As stipulated by the notice Shui Fa [2000] 84 issued by the State Tax Bureau, advertising expenses are restricted to 2% of the sales value. Amounts in excess of 2% are treated as non-deductible expenses for the purpose of calculating income tax. Consequently, income tax of the manufacturing operations for the year 2000 increased by approximately Rmb11,000,000. In 2000, although the manufacturing operations had put more efforts into promotional and advertising activities, it exercised stringent control over advertising expenditure. In addition, the Group also centralised the advertising activities in the Company and only implemented advertising activities in the core market. This enabled the sales growth of the manufacturing operations being maintained.

2 In order to increase the managerial control over the Group's subsidiaries and improve the utilisation of internal resources, the Company placed the management team of one of the Group's subsidiaries, GZ Zhong Sheng, under the supervisory control of Kwang Chow First Factory commencing from May 2000. The purpose is to strengthen the internal control of GZ Zhong Shing and management quality.

On 21 February 2001, the third meeting of the second term of the Board resolved the merger of Kwang Chow First Factory and GZ Zhong Sheng. At present, the merger is in process.

FINANCIALS

Extracted from the accounts prepared in accordance with the PRC accounting rules and regulations

	2000	1999	Change (%)
	Rmb	*Rmb*	
Total assets	**3,063,914,823**	3,001,286,675	2.08
Long term liabilities	**84,573,230**	98,261,885	(13.9)
Shareholders' equity	**1,373,104,475**	1,365,972,198	0.52
Profit from principal activities	**1,001,732,586**	847,610,057	18.18
Net profit	**146,234,183**	128,663,317	13.66

Extracted from the accounts prepared in accordance with HK GAAP

	2000	1999	Change (%)
	Rmb'000	*Rmb'000*	
Total assets	**3,256,426**	3,072,057	6
Long term liabilities	**65,000**	46,600	39.50
Shareholders' equity	**1,574,490**	1,478,225	6.51
Profit from principal activities	**208,670**	177,979	17.25
Net profit	**135,250**	128,688	5.1

Comparison between the net profit for the year and the profit forecast as disclosed in the prospectus for public offering of A shares

The Group's net profit for the year 2000 prepared under the PRC accounting rules and regulations was Rmb146,234,000, which represents 93.56% of the profit forecast of Rmb156,304,000 as disclosed in the prospectus for public offering of A shares.

THE COMPANY'S INVESTMENTS

Use of net proceeds from the issue of H shares

The company issued a total of 219,900,000 H shares in October 1997. The net proceeds of the issue after deducting expenses amounted to approximately HK$317,421,000 (equivalent to Rmb340,233,000). As at 31 December 2000, there was approximately Rmb9,040,000 of the net proceeds which had not been used.

Details of use of the proceeds are as follows:

Item	**Total investment amount**	**Capital injected up to year-end of 2000**	**Percentage of completion**
	Rmb'000	*Rmb'000*	
New product development	50,380	50,380	100%
Innovation of existing production technology and purchase of new equipment	180,070	180,070	100%
Establishment of modern technology center	30,000	10,700	36%
Expansion of small and medium sized retail stores	39,660	39,660	100%
Common working capital and others	50,380	50,380	100%

Progress and profitability of investment items using the proceed from the issue of H shares

1 Capital amounting to Rmb50,380,000 was injected for new products development. 25 new products were developed, among which 17 products have obtained a license for production or trial production. 6 products are recognised as excellent. The quality, sales and profitability of another 6 products have been improved through product innovation.

2 Capital amounting to Rmb180,070,000 was injected for the technology innovation GMP Project. The GMP projects of Kwang Chow First Factory, GZ Chen Li Ji, GZ Qi Xing and GZ Jing Xiu Tang were verified by the Chinese Government. Product quality and company reputation have improved greatly.

3 The Company originally planned to invest Rmb30 million for the development of the Industrial Technology Modernisation Center. The Company has totally invested Rmb10,700,000 for this project. The outstanding amount will be invested in accordance with the Company's operating condition.

4 Capital amounting to Rmb39,660,000 was injected into trading companies in order to extend the sales network. 10 Jian Min chain stores and 6 Cai Zhi Lin chain stores have been newly established.

5 Capital amounting to Rmb50,380,000 was injected as working capital, which assuaged the shortage of working capital of some companies and directly reduced the financial expenses of the company . As a result the short-term loan balance has decreased from Rmb742,000,000 at the end of 1997 to Rmb478,000,000 at the end of the current year. Financial expenses have decreased from Rmb67,140,000 in 1997 to Rmb27,910,000 in 2000. This helped to sustain improvement on the Group's operating profit.

Major investments via use of funds generated from the Group's operations

With the approval of the Company's second extraordinary directors' meeting of the second term, the Company subscribed for 10,000,000 shares in Everbright Bank of China with a total subscription price of Rmb19,500,000. Because of the substantial over-subscription, the Company has been allotted 5,500,000 shares, which represent 0.093% of the total shares of Everbright Bank of China (5,891,000,000 shares) in issue. The total subscription price was Rmb10,725,000.

IMPACT OF THE CHANGES IN PRODUCTION ENVIRONMENT AND MACRO ECONOMY ON THE COMPANY



The domestic pharmaceutical market maintained sustained growth as a result of the following: continued development of the PRC economy; improvement in living standards; increased health care consciousness; the ageing of the population; and the increase in consumption of pharmaceutical products in rural regions. The State's reform of the pharmaceutical industry, which has included classification of pharmaceutical products and medical prescription, etc, has had a tremendous impact on the domestic demand for pharmaceutical products. Reliable domestic general medicines and new drugs with high medical effect are expected to capture a larger market share. Following the rapid development of the global natural medicine market, there is potential room for further development of Chinese medicine, considering its outstanding features of high medical benefit with less side effects. According to the Tenth Five-years Plan, the Government will nurture and develop the pharmaceutical industry while encouraging acquisition, merger and restructure activities within the pharmaceutical industry in order to increase competitiveness. The Company's CPM manufacturing and trading operations have their technological and operational advantages. Therefore, it will gain in a competitive market.

NEW BUSINESS PLAN

In 2001, the Company will concentrate on increasing its development of the investment projects which will use the proceeds from A shares to continue expanding the Group's competitive edge.

Increase development of sales network

The Group will continue to take a market-driven and product-oriented approach and place emphasis on expansion of the major products market. The Group will also strengthen its marketing and advertising campaigns for the purpose of increasing its market share and will develop a centralised market promotion team in order to increase the enterprises' efficiency and effectiveness. The trading operation plans to add another 37 additional chain stores to its retail network during 2001.

Accelerate the progress of developing new technology and research and development of new products

The Group will increase its investment in technology research and development, especially the construction of the Chinese Medicine Modernisation Engineering Centre, Bio-chemical Medicine Research Centre, and the Foundation of New Technology for Chinese Medicine. Moreover, the Group will further strengthen its co-operation with universities, research institutes and other organisations to jointly develop new products, enhance the technology level in the manufacturing of Chinese medicine, and to facilitate industrial modernisation. At present, the Group is working on 8 research projects which are in their final stage and 6 projects on basic pharmacology.

Increase the rate of technology renovation and GMP certification procedures

In 2001, the Company will place emphasis on the technology renovation projects undertaken by Kwang Chow First Factory and GZ Xing Qu, and the implementation of GMP certification procedures of GZ Pan Gao Shou and GZ Yangcheng.

Strengthen base management and improve the rate of ERP system implementation

As a result of implementing the ERP system and introducing advanced management skills to the Group, the entire operation systems will be restructured to enable a better utilisation of resources, management, and operational decision making. In 2001, the Group will increase the rate of implementation of computerized information systems within the trading operation. In order to strengthen management's capabilities on investment decision making, cash flow management and operational controls, the Group will continue to rely on the internal controls system (which places emphasis on financial controls), and will increase the implementation of the computer network. This will further improve management's risk and market awareness.

Design incentive schemes and provide training for the development of a professional management team

The Group is reviewing the possibility of launching an employees' share option scheme in order to integrate the objectives of the enterprises and its management. This would enable the Group's businesses to maintain a healthy sustainable development. In addition, the Company will design and implement a training programme for the Group's technical and managerial staff with the objective of improving the enterprises' level of quality staff.

Control financing activities to increase the rate of Group development



In addition to the operational and business matters mentioned above, the Group will use financing from the issue of shares to expand the enterprises. This will include co-operation with foreign and domestic strategic venture capitalists. In addition, the Group will explore further opportunities for merger and acquisition and potential investments with the objective of better utilising resources. The increase in issued share capital and asset management knowledge will provide opportunities to explore new profitable businesses and create a foundation for future development.

2001 is the first year of the 21st Century and is the year in which the Company successfully listed its A shares on the Shanghai Stock Exchange. The Group will continue its hard work to generate favourable returns for its shareholders.

DAILY OPERATION OF THE BOARD OF DIRECTORS

Meetings of the Board of Directors

All Directors of the Company have complied with the Company Law of the PRC, fulfilled their responsibilities as set forth in the Company's Articles of Association, diligently executed the resolution of the Company's general meetings of shareholders and worked hard for maintenance and maximisation of shareholders' wealth.

In 2000, the Board of Directors held 7 meetings, the major points and resolutions of those meetings are as follows:

1 the 12th meeting of the Board of Directors of the 1st term was held on 24 March 2000. The following resolutions were passed:

- approved the 1999 Directors' Report;
- approved the 1999 Report of the Supervisor;
- approved the audited accounts for the year ended 31 December 1999;
- approved the 1999 auditors reports
- approved the appointment of the retiring auditors and international auditors, Guangzhou Yangcheng Certified Public Accountants Co Ltd and PricewaterhouseCoopers, respectively, and to authorise the Board of Directors of the Company to determine their remuneration.
- approved the 1999 transfer of profits to reserves and dividend payment;
- approved the aggregate amount of emoluments to be paid to Directors and Supervisors; and
- proposed the granting of mandate to the Board to allot and issue new shares.

2 the 13th meeting of the Board of Directors of the 1st term was held on 4 August 2000. The following resolutions were passed:

- approved the election of directors and supervisors nominated by the ultimate holding company, Guangzhou Pharmaceutical Holdings Company Limited and the submission of their information to the shareholders' meeting;
- approved the amendment of Clauses 88 and 111 of Articles of Associations;
- approved to convene an extraordinary shareholders' meeting to be held on 26 September 2000;
- approved the issue of A shares and the related progress report; and
- approved the 2000 interim results working plan and the related progress report.

3 the 14th meeting of the Board of Directors of the 1st term was held on 18 August 2000. The following resolution was passed:

- approved 2000 interim announcement;
- approved 2000 unaudited interim accounts; and
- approved 2000 interim dividend payments.

4 the 15th meeting of the Board of Directors of the 1st term was held on 1 September 2000. The following resolution was passed:

- approved the policy of issue of A shares;
- approved the feasibility study on the investment project for the use of proceed from issue of A shares;
- approved the report of use of proceeds from last issue of shares and the report by Yangcheng Certified Public Accountants Company Limited in relation of the use of proceeds;
- approved the plan of sharing of undistributed profit as at 30 June 2000 by existing shareholders and the A shareholders; and
- approved to convene the 2nd extraordinary shareholders' meeting.

5 the 1st meeting of the Board of Directors of the 2nd term was held on 18 October 2000. The following resolutions were passed:

- approved the appointment of Cai Zhixiang and Li Yimin as the Company's chairman and deputy chairman;
- approved the appointment of Chen Xiangzhi as the Company's general manager;
- approved the appointment of Chu Yu Lin, David, Zhang Bohua and Wu Zhang as the members of the audit committee;
- approved the general manager's proposal to appoint of Lai Decheng and Xiao Cheng as the Company's deputy general managers;
- approved the general manager's proposal to appoint Jiang Shijie as financial controller;
- approved the Chairman's proposal to appoint He Shuhua as Secretary to the Board; and
- approved the fee of non-executive directors and supervisors.

6 the 1st extraordinary meeting of the Board of Directors of the 2nd term conducted by way of written resolution. The following resolution was passed:

- approved the agreement with the ultimate holding company in respect of leasing of warehouses and office building.

7 the 2nd extraordinary meeting of the Board of Directors of the 2nd term conducted by way of written resolution. The following resolution was passed:

- approved the plan to acquire shares in Everbright Bank of China.

Report of the Board of Directors

The progress of execution by the Directors in respect of the resolutions of the General Meetings

1 1999 final profit distribution

Pursuant to the resolutions passed in the 1999 Annual General Meeting, the 1999 final dividend of Rmb0.03 per share has been paid to the shareholders in May 2000. The registration date for the final dividend was 2 May 2000. The ex-dividend date was 3 May 2000.

2 2000 interim profit distribution

Pursuant to the resolutions passed in the 2000 General Meeting, the 2000 interim dividend of Rmb0.02 per share has been paid to the shareholders in October 2000. The registration date for the final dividend was 3 October 2000. The ex-dividend date was 4 October 2000.

3 Issue of A shares

At the General Meeting held on 18 October 2000, the proposal to issue A shares has been resolved. Pursuant to the document [2000] 228 issued by the China Securities Regulatory Commission on 12 December 2000, the Company has been approved the issue to the public of A shares of not exceeding 100,000,000 shares. On 10 January 2001, the Company issued 78,000,000 A shares. Net amounts received from the issue of the 78,000,000 A shares totalled Rmb737,990,000.

PARTICULARS OF SENIOR MANAGEMENT AND STAFF

Directors, Supervisors and Senior Management's interests in equity and debt securities

1 As at 31 December 2000, the interests of the Directors, Supervisors and senior management in the shares, warrants and options of the Company (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI ordinance")), as recorded in the register maintained by the Company under Section 29 of the Securities (Disclosure of Interests) Ordinance or as notified to the Company were as follows:

Name	Position	Sex	2000	1999
Cai Zhixiang	Chairman	Male	None	None
Li Yimin	Deputy Chairman	Male	None	None
Chen Xiangzhi	Director and General Manager	Male	None	None
Feng Zansheng	Director	Male	None	None
Chu You Lin, David	Non-executive Director	Male	None	None
Wu Zhang	Non-executive Director	Male	None	None
Liu Jingxiang	Non-executive Director	Male	None	None
Zhang Bohua	Non-executive Director	Male	None	None
Huang Boren	Non-executive Director	Male	None	None
Chen Canying	Supervisor	Male	None	None
Luo Jidong	Supervisor	Male	None	None
Tan Sima	Supervisor	Male	None	None
Xiao Cheng	Deputy General Manager	Male	None	None
Li Decheng	Deputy General Manager	Male	None	None
Jiang Zhijie	Financial Controller	Male	None	None
He Shuhua	Company Secretary	Male	None	None

Note:

(a) The term of the directors, supervisors and company secretary is three years commencing from 18 October 2000 to the date of the re-election of the 3rd term of the Board in 2003;

(b) The number of directors, supervisors and senior management of the Company classified according to their emoluments are as follows:

Below Rmb100,000	8
Rmb100,000- Rmb200,000	4
Rmb200,000- Rmb300,000	4
	16

(2) As at 31 December 1999, the interests of the directors, supervisors and senior management in the shares, warrants and options of the Company's associated corporations (within the meanings of the SDI Ordinance), as recorded in the register maintained by the Company under Section 29 of the SDI Ordinance or as notified to the Company were as follows:

Directors:

Name	Type of interest	Company	Number of Shares
Cai Zhixiang	Family	GZ Xing Qun	1,900
	Family	GZ Pan Gao Shou	1,670
	Family	GZ Yangcheng	1,960
	Family	GZ Jing Xiu Tang	2,240
	Family	Guangzhou Guanghua Pharmaceutical Co., Ltd. ("GZ Guanghua")	1,670
	Family	Guangzhou Tianxin Pharmaceutical Co., Ltd. ("GZ Tianxin")	1,670
Li Yimin	Family	GZ Xing Qun	1,900
	Family	GZ Pan Gao Shou	1,670
	Family	GZ Yangcheng	1,960
	Family	GZ Jing Xiu Tang	2,240
	Family	GZ Tianxin	1,670
	Family	GZ Guanghua	1,670
	Trust*	Po Lian Development Company Limited ("Po Lian")	100,000

Name	Type of interest	Company	Number of Shares
Chen Xiangzhi	Family	GZ Pan Gao Shou	1,470
	Family	GZ Yangcheng	1,680
	Family	GZ Jing Xiu Tang	1,920
	Family	GZ Guanghua	1,470
Su Degui	Personal	GZ Jing Xiu Tang	1,000
	Personal	GZ Jing Xiu Tang	1,000
Supervisors:			
Chen Canying	Personal	GZ Yangcheng	22,150
Senior management:			
Xiao Cheng	Personal	GZ Jing Xiu Tang	30,000
	Family	GZ Tianxin	5,000
Li Decheng	Personal	GZ Jing Xiu Tang	1,920
	Personal	GZ Yangcheng	1,680
Jiang Shijie	Family	GZ Jing Xiu Tang	1,920
	Family	GZ Yangcheng	1,680
	Family	GZ Xing Qun	1,600
	Family	GZ Tianxin	1,470

* Mr. Li Yimin is holding the said shares on behalf of Po Lian as trustee only

Save as disclosed above, no rights have been granted to the directors, supervisors or Chief Executives of the Company or to their or children under the age of 18 years of age to subscribe for equity or debt securities of the Company.

Reasons for resignation of directors, supervisors and senior management during the report period

During the report period, Directors: Xiao Cheng, Li Xinghua, Li Guoju, Liao Jingguang, Su Degui and Zhu Baihua resigned upon expiration of terms of their appointment. Supervisors: Wen Xinmin, Mai Qijie resigned upon expiration of terms of their appointment. General Manager, Li Yimin resigned upon expiration of the term of his appointment. Their resignations were approved at the shareholders' meeting held on 18 October 2000.

Appointment of general manager and secretary to the Board

On approval at the 1st meeting of the 2nd term of the Board, Mr. Chen Xiangzhi was appointed as general manager. Mr. Li Decheng was appointed as deputy general manager. Mr. Jiang Shije was appointed as financial controller. Mr. He Shuhua was appointed as Company Secretary.

Directors and supervisors' service contracts

The summary of service contracts between the Company and the directors and supervisors is as follows:

- The term of the contract is from 18 October 2000 to the date of election of the 3rd term of the Board in 2003.
- The term of appointment of the directors is three years until the date of re-election of the 3rd term of the Board in 2003. At the end of the term, the directors, who resign, can offer themselves for re-election .

None of the above directors and supervisors has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensations.

Profiles of directors, supervisors and senior management

Executive Directors:

Mr. Cai Zhixiang, aged 51, Chairman of the Board of Directors of the Company, joined GZPHL in 1981 and has over 20 years' experience in the pharmaceutical industry. Mr. Cai graduated from Guangzhou Administration College in 1991 with a Diploma in Business Administration. At present, he is the Chairman of GZPHL. Mr. Cai is also an executive member and Vice Chairman of the Executive Committee of Guangzhou Red- Cross Association, and Honorary Chairman of Guangdong Medical Association of Industry and Commerce.

Mr. Li Yimin, aged 50, Vice Chairman of the Board of Directors and Chief Pharmacist of the company, joined GZPHL in 1970 and has 31 years' experience in the Chinese pharmaceutical industry. Mr. Li further studied at the Faculty of Biology of Zhong Shan University in 1976. He received further professional training in business and marketing in the United States in 1993. At present, he is the Deputy Chairman and General Manger of GZPHL. Mr. Li is also an executive member of the Executive Committee of Chinese Pharmaceutical Enterprises Administrative Association of China and Chinese Medicine Society of China, and holds the position of Vice Chairman of the Chinese Medicine Society of Guangdong Province, and the Guangzhou Chain Store Operations Association respectively.

Mr. Feng Zansheng, aged 50, Deputy General Manager of the Company, is in charge of the Group's Marketing Department and is a Chief Pharmacist. Mr. Feng joined GZPHL in 1970. He graduated from Guangzhou Medical College in 1977 with a University Diploma in Medical Treatment. Mr. Feng is currently the Manager and Head of the Wholesale Department of Guangzhou MPC, and Vice Chairman of the Chinese Medical Commerce Association. He is also executive member of Guangdong Medical Society and Vice Head Commissioner of Trading Speciality.

Mr. Chen Xiangzhi, aged 38, General Manager of the company, joined GZPHL in 1985. Mr. Chen graduated from South China Teachers University. He undertook further study at the Guangdong Society Science Institution and graduated with a Masters Degree in Political Economics. At present, he is the Chairman of the Board of Directors, General Manager of Guangzhou Yangcheng Pharmaceutical Co. Ltd., Commissioner of the Association of Marketing, and executive member of the Chinese Medical Association of Guangdong Province.

Independent non-executive directors:

Mr. Chu Youlin, David, aged 56, is a member of the Legislative Council of Hong Kong's Special Administrative Region and the Managing Director of Wah Tak Fung Holdings Limited. Mr. Chu received a Masters Degree in Management from Northwest University and a Masters Degree in Business Administration from Harvard University in the United States. Mr. Chu joined the Company in 1997.

Mr. Zhang Bohua, aged 68, is Honorary Chairman of Yue Xiu Enterprises (Holdings) Limited, Yue Xiu Investment Company Limited, and Denway Investment Limited. Mr. Zhang joined the Company in 1997.

Mr. Liu Jinxiang, aged 60, is currently the Chairman of the Board of Directors and General Manager of Yue Xiu Enterprises (Holdings) Limited, Yue Xiu Investment Company Limited, and is also Chairman of the Board of Directors of Yue Xiu Transportation Company Limited. Mr. Liu graduated from Xi'an Construction Technology University in 1964 and has over 30 years' experience in Industry Technology and Management of enterprise and economic affairs. He was once Vice-Mayor of Guangzhou and Head of Guangzhou's Economic Committee. Mr. Liu joined the Company in 2000.

Mr. Wu Zhang, aged 43, is currently the Chairman of the Board of Directors of Guangzhou Stock Company Limited. Mr. Wu received a Masters Degree in Management from Mudoch University in Australia and has a strong theoretical knowledge and rich experience in economics, finance and stock management. From 1989 to 1999, he was General manager of Guanghzhou Yue Yin Finace Development Company, and Chairman of the Board of Directors and Vice General Manager of Hong Kong Yue Xiu finance Company Limited and Hong Kong Yue Xiu Stock Company Limited. Mr. Wu joined the Company in 2000.

Mr. Huang Buren, aged 64, received the job title of China Tax Specialist and Certified Tax specialist in 1996. He was engaged in fiscal and tax affairs for over 40 years with a rich experience in management of fiscal and tax affairs. Mr. Huang has previously been the Chief of a branch of the Guangzhou Finance Bureau, Vice Chief of the Guangzhou Finance and Tax Bureau, and Chief of the Guangzhou Price Bureau. Mr. Huang joined the Company in 2000.

Supervisors:

Mr. Chen Canying, aged 51, is the Chairman of the Supervisory Committee of the Company. Mr. Chen graduated from Guangzhou Party Cadres School in 1985. Mr. Chen is also the Chairman of the Guangzhou Medical Group's Supervisory Committee, Executive Director of the Guangzhou Entrepreneurs Association, a member of the Editorial Committee of "Chinese Medicine Affairs Paper", and an Executive Director of the Chinese Medicine Economic Research Association. Mr. Chen joined the Company in 1997.

Mr. Tan Sima, aged 37, is currently the Vice-Chairman and General Manager of Guangzhou Stock Company Limited. He has a Master of Economics from Zhong Shan University and has rich experience and strong theoretical knowledge of stock and management of Stock. Mr. Tan was once the Vice General Manager of Hong Kong Yue Xiu Finance Company, and Executive director and General Manager of Guangzhou Yue Yin Finance Development Company. He is also Vice General Manager of Guangzhou Stock Manager. Mr. Tan joined the Company in 2000.

Mr. Luo Jidong, aged 47, is a Senior Economist and is currently the Chief of the Commerce Bank, Guangzhou branch .He obtained a Masters of Economics from Southwest Finance University and has a rich experience in financial management. Mr. Luo is also Vice Chief of a branch of the People's Bank of China. Mr. Luo joined the Company in 2000. Mr. Luo joined the Company in 2000.

Senior management:

Mr. Xiao Cheng, aged 59, is a Senior Economist, Vice General Manager of the Company and is engaged in planning of production and technical development. He joined the GZPHL in 1958 and has over 30 years' experience in business management. He graduated from Guangzhou part-time University in 1989 with a University Diploma in Administrative Management.

Mr. Li Decheng, aged 40, joined GZPHL in 1978. He is the Deputy General Manager of the Company. He graduated from Guangzhou Teaching College in 1988 with a University Diploma in Political Science and Economic Management and has a Masters degree from Northeast Finance University. He is presently the Deputy General Manager of Guangzhou Pangaoshou Pharmaceutical Co. Ltd. and Vice Chairman of the Association of Chinese Food.

Mr. Jiang Shijie, aged 65, joined GZPHL in 1978, and is a Senior Accountant and the Financial Controller of the Company. He Graduated from Guangzhou Finance School in 1954 with a Certificate in Accounting. Mr. Jiang is also an executive member of Guangzhou Accounting Association and China Pharmaceutical Accountants Association.

Company Secretary:

Mr. He Shuhua, aged 44, joined GZPHL in 1982 and is the Statistician and Company Secretary. He graduated from Zhong Shan University in 1982 with a Bachelors Degree in Biology. In 1995, he obtained a Masters Degree in Statistics from the same university. He is also an executive member of Uniform Design Society of Chinese Mathematics Society, and Executive member of the Editorial Committee of the "Chinese Medicine Market and Information Magazine"

Employees of the Group:

As at 31 December 2000, the number of employees on the payroll register of the Company was 8,203, including:

	No. of employees
Production related personnel	2,651
Technology related personnel	1,233
Finance related personnel	284
Administration related personnel	568
Sales related personnel	2,247
Others	1,220

Among the employees in the Company, there are 427 who hold diplomas or college degrees and 3,881 retired.

PROPOSED SCHEME OF PROFIT TRANSFER AND DISTRIBUTION AND PROPOSAL TO INCREASE SHARE CAPITAL FROM CAPITAL RESERVE

Proposed scheme of profit distribution

In accordance with the PRC accounting rules and regulations, net profit of the Group for 2000 is Rmb146,234,183. The Company and its subsidiaries respectively transferred 10% of its net profits to the statutory public welfare fund and the statutory surplus reserve fund, totalling Rmb68,885,709. The net profit available for distribution after the transfer to reserves and the opening accumulated losses of Rmb50,195,638 is Rmb27,152,836. The Board has declared the payment of interim dividend of Rmb0.02 per share. The interim dividend amounted to Rmb14,658,000. The Board recommended a final dividend of Rmb0.03 per share (including withholding tax for A Shares) for the year ended 31 December 2000. Together with the distributed interim dividend of Rmb0.02 per share, the total dividend for the year is Rmb0.05 per share.

A resolution approving the sharing of distributable profit as at 30 June 2000 amongst the existing shareholders and the Shareholders of A Shares was passed at the second 2000 EGM on 18 October 2000. In accordance with this resolution, and based on the total number of shares of 810,900,000 in issue (included the A shares), the proposed final dividend amounted to Rmb24,327,000. The profit available for distribution after the interim dividend is Rmb11,475,000. An insufficient amount for distribution would be covered by the discretionary surplus fund. Together with the interim dividend paid, the total dividends for the year 2000 amounted to Rmb38,985,000. The proposed final dividend, if passed at the annual general meeting on 15 June 2001, will be paid on or before 29 June 2001 to H share shareholders who appear on the shareholders register before 4:00 pm on 23 May 2001 (Wednesday). The registration day of the A shares' shareholders, date of payment of the dividend, and the method of payment will be announced separately.

Proposed 2001 scheme of profit distribution

(a) Proposed to have two distributions during 2001;

(b) Distributions will be mainly in the form of cash;

(c) The proposed distribution will be approximately 30% of the net profit of 2001;

(d) The undistributed profit at the year-end of 2000 will not be used for distribution; and

(e) The above scheme is subject to change when the Board considers that it is no longer appropriate given the circumstances at that time.

Proposed scheme of increase in share capital from capital reserve

During the year, there was no increase in share capital from the captalisation of capital reserve.

OTHER MATTERS

Details of the new issue of A shares and proposed usage of the proceeds

The proposed usage of proceeds from the issue of A shares in January 2001 is as follows:

(a) Improvement of production technology for major products and commencement of commercial production of new products: Rmb329.70 million

(b) Development of production centre based on new technology to industrialise the production of Chinese medicine: Rmb59.80 million

(c) Expansion of sales network, establishment of a centralised logistic centre and further installation of ERP system: Rmb188.80 million

The amount is made up as follows:

Expansion of sales network	Rmb148.80 million
Establishment of a centralised logistic center	Rmb20.0 million
Installation of ERP system	Rmb20.0 million

(d) Biological Medicine Research Center: Rmb80.00 million.

The center will be engaged in the research and development of genetic vaccine, biological medicine and technology.

(e) Working capital: Rmb79.69million

Accounts

The results of the Group for the year ended 31 December 2000 are set out in the consolidated profit and loss accounts prepared in accordance with HK GAAP and PRC accounting rules and regulations on page 55 and page 92 respectively.

The state of affairs of the Group and the Company as at 31 December 2000 is set out in the balance sheets prepared in accordance with HK GAAP and PRC accounting rules and regulations on page 56 and page 57, and page 91 and page 98, respectively.

The cash flows of the Group for the year ended 31 December 2000 is set out in the consolidated cash flow statements prepared in accordance with HK GAAP and PRC accounting rules and regulations on page 58 and pages 95 to 96, respectively. The cash flows of the Company for the year ended 31 December 2000 is set out in the cash flow statement prepared in accordance with PRC accounting rules and regulations on pages 101 to 102.

Financial summary

A summary of the results and of the asset and liabilities of the Group for the last five financial years prepared in accordance with HK GAAP is set out on page 8.

A summary of the results and of the asset and liabilities of the Group for the last three financial years prepared in accordance with the PRC accounting rules and regulations is set out on page 6.

Reserves

Movements in the reserves of the Group and the Company during the year are set out on pages 76 to 78 and pages 131 to 132 in the annual report.

Distributable reserves

In accordance with the Company's Articles and Associations, the profit available for distribution to shareholders is the lower of the amount determined in accordance with HK GAAP and the amount determined in accordance with the PRC accounting rules and regulations. After the appropriation of the proposed final dividend, the Company had no distributable reserve determined in accordance with HK GAAP as at 31 December 2000. The distributable reserve of the Company as at 31st December 1999 amounted to Rmb21,320,000, which is calculated under HK GAAP.

Fixed assets

Details of movements in fixed assets during the year are set out on pages 69 to 70 and page 120 of the annual report.

Directors' and Supervisors' interest in contracts

No contracts of significance in relation of the Group's business to which the Company, its fellow subsidiaries or its holding company was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, existed at the end of the year or at any time during the year.

Connected transactions

As GZPHL holds approximately 70% of the issued share capital of the Company, certain transactions which were entered into between the Group and GZPHL and its fellow subsidiaries constitute related party transactions under the Hong Kong Listing Rules of HKSE. Details of these transactions, which are required to be disclosed in accordance with the Listing Rules are set out on page 84 and page 85 of the annual report.

Other transactions with jointly controlled entities and associated companies as disclosed in the notes to the accounts do not constitute related party transactions under the Listing Rules.

The Directors believe that the above-mentioned related party transactions fully comply with the waivers granted by the Stock Exchange to the Company.

The non-executive Directors have reviewed the related party transactions and issued a letter confirming that those related party transactions are in compliance with the waiver granted by the Stock Exchange to the Company.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods and services to its 5 largest customers.

Compliance with the code of best practice

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules.

Audit Committee

Pursuant to the Listing Rules, an audit committee, comprising three independent non-executive Directors, namely Zhang Bohua and Chu You Lin, David, and Mr. Wu Zhang was established on 16 August 1999.

By reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants, written terms of reference which describe the authority and duties of the audit committee were prepared and adopted by the Directors on the same date. The principal activities of the Audit Committee include the review and supervision of the Group's financial reporting process and internal controls.

Enterprise income tax and local tax refund privilege

Pursuant to an approval document issued by the Guangzhou Municipal Government certain subsidiaries of the Group are entitled to a preferential enterprise income tax refund treatment during the period from 1 September 1997 (date of establishment) to 31 December 2000 which will result in an effective income tax rate of 15%.

Pursuant to a document [2000] 76 issued by the Guangdong Finance Bureau on 9 November 2000, enterprise income tax of listed companies in Guangdong province up to year 2001 may be initially based on the unified tax rate of 33% and the portion over the preferential tax rate of 15% shall be refunded by the relevant local finance authority. The Company has submitted an application to the Guangzhou Municipal Government for entitlement of this preferential enterprise income tax refund treatment in 2001. However, the Company is for the time being unable to confirm whether Guangzhou Municipal Government will approve such application.

Interest capitalised

Details of interest capitalised are set out page 66 and page 71 of the annual report.

Retirement scheme

Details of the retirement scheme and amounts of contributions charged to the profit and loss account for the year are set out on page 63 and page 65 of the annual report.

Staff quarters

Pursuant to the Accommodation Service Agreement entered into between the Company and GZPHL on 1 September 1997, in which GZPHL agreed to sell the staff quarters to the employees of the Group at preferential price. The Company shall pay to GZPHL the staff quarters reform costs which represent the difference between the preferential price and the cost net of depreciation paid by GZPHL for building or acquiring such staff quarters. For the year ended 31 December 2000, the total staff quarters reform costs paid or payable to GZPHL, amounted to approximately Rmb62,030,000 (1999: Rmb57,139,000).

In addition, the Group has constructed or acquired certain staff quarters. As at 31 December 2000, the difference between the construction cost or acquisition cost and revenue from disposal of the quarters was totalling Rmb42,437,000 (1999: Rmb20,653,000).

The above mentioned staff quarters reform costs accumulated to Rmb104,467,000 at 31 December 2000 (1999: Rmb77,792,000).

According to the regulations in Caiqi [2000] No. 295, the Notice on Accounting Treatment Method of Housing Reform Initiated in Enterprises, issued by the Ministry of Finance, the costs arising therefrom should be dealt with in retained earnings as at 1 January 2000. Subject to the approval by the Board of Directors, any deficit balance should be appropriated to the statutory public welfare fund, statutory surplus reserve fund and capital reserve. This accounting treatment has been adopted in the accounts prepared in accordance with PRC accounting rules and regulations.

For the accounts prepared in accordance with HK GAAP, the staff quarters reform costs have been deferred and amortised on a straight-line basis to the profit and loss account over a period of 10 years, which is the estimated remaining average service life of the employees. The total accumulated amortisation as at 31 December 2000 was approximately Rmb14,558,000. As at 31 December 2000, the net carrying value of the deferred staff quarters reform costs was Rmb89,909,000. In the opinion of the board of directors of the Company, if the aforesaid deferred staff quarter reform cost had been completely written off in 2000, the consolidated net assets of the Group as at 31 December 2000 would have been reduced by approximately Rmb89,909,000.

With respect to the document (Suifu [2000] 18]) issued by the Guangzhou Municipal Government on 18 May 2000 concerning the one-time cash accommodation allowance to (i) those employees to whom the Group has not allocated staff quarters and (ii) those aged employees whose allocated staff quarters do not meet the required standard, the Directors consider that the said document is not legally binding on the Group. In 2001, the Group will formulate their own policy of cash accommodation allowance to employees based on the Group's situation.

Purchase, sale or redemption of shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Bank loans, overdraft and other loans

As at 31 December 2000, the details of the bank loans, overdraft and other loans are set out one page 75 and page 80 and page 126 and page 129. There are no material adverse changes in respect of the amounts of bank loans, short term loans and total liabilities as at 31 December 2000 compared to that of last year.

Exchange rate fluctuation risk

Up to 31 December 2000, the Group has no material exposure to fluctuation in exchange rates.

Gearing ratio

Up to 31 December 2000, there are no material adverse changes in the gearing ratio of the Group.

Auditors

Guangzhou Yangcheng Certified Public Accountants Company Limited and PricewaterhouseCoopers were appointed as domestic and international auditors of the Company for the year 2000, as approved at the 1999 AGM.

A resolution for the re-appointment of Guangzhou Yangcheng Certified Public Accountants Company Limited and PricewaterhouseCoopers as domestic and international auditors respectively of the Company for the year 2001, is to be proposed at the forthcoming AGM.

On behalf of the Board
Cai Zhixiang
Chairman
20 April 2001

Report of the Supervisory Committee

To the shareholders of Guangzhou Pharmaceutical Company Limited:

On behalf of the Supervisory Committee of the Company (the "Supervisory Committee"), I report for your review, the duties performed by the Supervisory Committee during the year ended 31 December 2000 (" the year") in accordance with the articles of association.

DETAILS OF DUTIES OF THE SUPERVISORY COMMITTEE

Four meetings were held by the Supervisory Committee during the report period, details of which are as follows:

- The Supervisory Committee was present at the 1999 AGM on 26 May 2000. At the 1999 AGM, the Report of the Supervisory Committee for the year ended 31 December 1999 was discussed and approved.

- The Supervisory Committee was present at the 1999 AGM on 26 May 2000, at which it discussed and approved the Board of Directors to proceed with a rights issue and public offer for the issuance of new shares of the Company in compliance with related law and regulations, make appropriate and necessary amendments to the articles of association, and obtain a necessary business license.

- The first meeting of the second term of the Supervisory Committee was held on 18 October 2000. At the meeting, a new chairman of the Supervisory Committee was elected.

- The Supervisory Committee was present at the second 2000 EGM on 18 October 2000. At the second 2000 EGM, discussion and comments were made in relation to the public offering of A shares.

During the year ended 31 December 2000, all the Supervisors of the Company have complied with the PRC Company Law, the Company's Articles of Association and the Hong Kong Listing Rules, fulfilled their responsibilities, protected the interests of the Company and the shareholders, abided by the principal of honesty and trustworthiness, and devoted themselves to working cautiously and diligently.

Report of the Supervisory Committee

The Supervisory Committee's evaluation of the Company's performance is as follows:

- The operation decisions made by management of the Company during the year are in compliance with the laws and regulations of the State, the Articles of Association, the Hong Kong Listing Rules, and are in the interests of the Company's prospects and its shareholders. The Company's Directors and management have not committed any acts in breach of laws and regulations, the Articles of Association, nor have they engaged in any acts involving the infringement of the Company's interest or infringement of shareholder interests.

- The domestic and international auditors have issued unqualified audit reports on the Company's accounts for the year ended 31 December 2000. They confirmed that the accounts fairly present the financial position and operating results of the Company.

- The use of the net proceeds from issue of shares is in line with the plans for the utilisation of proceeds as disclosed in the prospectus of public offering.

- The connected transactions are on an arms-length basis and do not involve any action which may harm the interests of the Company.

On behalf of the Supervisory Committee

Chen Canying

Chairman of the Supervisory Committee

20 April 2001

Disclosure of Significant Events

1. The Company was not engaged in any litigation or arbitration during the report period.

2. During the report period, the Company, its directors and management, have not incurred any penalties imposed by any of the regulatory bodies.

3. There was no change in the shareholdings of the Company's directors, supervisors and management during the report period. The members' tenure of the first term of the board of directors ended in year 2000. The EGM held on 18 October 2000 agreed that Xiao Cheng, Li Xinghua, Li Guoju, Liao Jingguang, Su Degui and Zhu Baihua resigned from the office of the Company's directors and re-elected Cai Zhixiang, Li Yimin, Chen Xiangzhi, Feng Zansheng, Zhu Youlin, Zhang Bohua, Liu Jinxiang, Wu Zhang and Huang Buren to hold the office of directors of the second term of the board. The member's tenure of the first term of supervisory committee ended on 31 December 2000. The EGM held on 18 October 2000 agreed that Mai Qijie and Wen Xinmin resigned from the duty of the Company's supervisors and re-elected Chen Canying, Tan Sima and Luo Jidong as the supervisors of the second term supervisory committee. The first meeting of the second term of the Supervisory Committee elected Chen Chanying as the Chairman of the second term Supervisory Committee.

   In the first meeting of the second term of the board of directors, Cai Zhixiang and Li Yimin were elected as the Chairman and Vice-chairman respectively. Chen Xiangzhi was appointed general manager. Li Decheng and Xiao Cheng were appointed vice general managers. He Shuhua was re-appointed as the Company Secretary.

4. There were no material purchases, sale of assets, or merger and acquisition activities during the report period.

5. Please refer to page 84 and page 85 for details of significant connected party transactions of the Company during the report period.

6. The company is independent from its ultimate holding company, GPHCL, in human resources, holdings of assets and financing arrangement. The details are as follows:

- There are no duplicated appointments of senior management and the management of labor and payroll is separated;

- The Company maintains its own production, purchasing and sales system. The Company uses 38 trademarks legally registered in name of GZPHL. Pursuant to the Trademark Licence Agreement entered into between the Company and GZPHL on 1 September 1997 , GZPHL has granted the Company and its subsidiaries, an exclusive right to use the 38 trademarks for a term of 10 years. According to a confirmation letter concerning an extension of term for using the trademark issued from GZPHL to the Company on 21 November 2000, GZPHL agreed to grant an extension period of 10 years for the Company to use the 38 trademarks after the expiration of the said Trademark Licence Agreement. In addition, the Company owns 6 trademarks registered in name of the Company.

- The finance department is separated from other departments. Separate accounting and finance management systems have been set up. The Company has its own bank accounts.

7. During the report period, the Company did not hold on trust, sub-contract or rent assets of other companies, or vice versa, which have generated profit that accounted for 10% or more of the total profits for the year.

8. Guangzhou Yangcheng Certified Public Accountants Co Ltd and PricewaterhouseCoopers were re-appointed as domestic and international auditors of the Company.

9. The Company did not guarantee for any other companies during the report period.

10. There was no change in the name and trading codes of the share of the Company during the report period.

11. Pursuant to a letter of intention of issue of new shares issued by the Board issued on 31 December 2000, the Company has made provision for all debts aged over 3 years. The Board of Directors has fulfilled this promise. Details have been set out in the accounts prepared in accordance with PRC accounting rules and regulations.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

INTERNATIONAL AUDITORS' REPORT

TO THE SHAREHOLDERS OF GUANGZHOU PHARMACEUTICAL COMPANY LIMITED

(a joint stock company established in the People's Republic of China with limited liability)

We have audited the accounts on pages 55 to 89 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 20 April 2001

Consolidated Profit and Loss Account

(Prepared in accordance with HK GAAP)

For the year ended 31 December 2000

	Note	2000 *Rmb'000*	1999 *Rmb'000*
Turnover	2	**4,222,857**	3,454,492
Cost of sales		**(3,201,332)**	(2,591,019)
Gross profit		**1,021,525**	863,473
Other revenues	2	**82,708**	60,357
Distribution costs		**(367,132)**	(288,806)
Administrative expenses		**(481,234)**	(404,803)
Other operating expenses		**(7,990)**	(6,257)
Operating profit before finance cost	3	**247,877**	223,964
Finance costs	4	**(39,207)**	(45,985)
Operating profit		**208,670**	177,979
Share of profits less losses of			
Jointly controlled entities		**(841)**	(688)
Associated companies		**(3,257)**	824
Profit before taxation		**204,572**	178,115
Taxation	5	**(59,745)**	(41,743)
Profit after taxation		**144,827**	136,372
Minority interests		**(9,577)**	(7,684)
Net profit for the year		**135,250**	128,688
Earnings per share	6	**Rmb0.185**	Rmb0.176

No statement of recognised gains and losses is presented as net profit for the year of Rmb135,250,000 (1999: Rmb128,688,000) shown above is the only component.

Consolidated Balance Sheet

(Prepared in accordance with HK GAAP)

As at 31 December 2000

	Note	2000 Rmb'000	1999 Rmb'000
Deferred expenditures	8	**89,909**	73,682
Fixed assets	9	**900,628**	848,515
Construction in progress	10	**234,437**	175,778
Interests in jointly controlled entities	12	**39,738**	40,579
Interests in associated companies	13	**2,967**	12,079
Investment securities	14	**33,003**	40,835
Current assets			
Inventories	15	**789,098**	691,939
Trade and other receivables	16	**678,313**	679,124
Bank balances and cash		**488,333**	509,526
		1,955,744	1,880,589
Current liabilities			
Trade and other payables	17	**929,621**	822,904
Current portion of long-term liabilities	22	**34,000**	49,143
Taxation payable		**35,520**	16,787
Proposed dividend		**24,327**	21,987
Short-term bank loans	18	**478,000**	529,680
		1,501,468	1,440,501
Net current assets		**454,276**	440,088
Total assets less current liabilities		**1,754,958**	1,631,556
Financed by:			
Share capital	19	**732,900**	732,900
Share premium		**120,333**	120,333
Reserves	20	**631,352**	591,194
Retained earnings	21	**89,905**	33,798
Shareholders' funds		**1,574,490**	1,478,225
Minority interests		**115,468**	106,731
Long-term liabilities	22	**65,000**	46,600
		1,754,958	1,631,556

Cai Zhixiang
Director

Li Yimin
Director

Balance Sheet

(Prepared in accordance with HK GAAP)

As at 31 December 2000

	Note	2000 Rmb'000	1999 Rmb'000
Deferred expenditures	8	**2,187**	2,148
Fixed assets	9	**26,297**	22,954
Investments in subsidiaries	11	**995,118**	968,118
Investment securities	14	**30,500**	30,000
Current assets			
Other receivables	16	**256,856**	196,998
Bank balances and cash		**128,225**	137,822
		385,081	334,820
Current liabilities			
Other payables	17	**49,029**	9,124
Taxation payable		**67**	159
Proposed dividend		**24,327**	21,987
Short-term bank loans	18	**30,000**	—
		103,423	31,270
Net current assets		**281,658**	303,550
Total assets less current liabilities		**1,335,760**	1,326,770
Financed by:			
Share capital	19	**732,900**	732,900
Share premium		**120,333**	120,333
Reserves	20	**482,527**	452,217
Retained earnings	21	**—**	21,320
		1,335,760	1,326,770

Cai Zhixiang
Director

Li Yimin
Director

Consolidated Cash Flow Statement

(Prepared in accordance with HK GAAP)

For the year ended 31 December 2000

	Note	2000 Rmb'000	1999 Rmb'000
Net cash inflow from operating activities	23(a)	**312,559**	381,405
Returns on investments and servicing of finance			
Interest received		**13,947**	11,901
Interest paid		**(43,143)**	(46,108)
Income from unlisted investments		**7,025**	3,057
Dividends paid		**(36,645)**	(41,933)
Dividends paid to minority shareholders in subsidiaries	23(b)	**(6,626)**	(11,989)
Net cash outflow from returns on investments and servicing of finance		**(65,442)**	(85,072)
Taxation paid — PRC enterprise income tax		**(36,455)**	(35,739)
Investing activities			
Payment for deferred expenditures		**(26,675)**	(34,396)
Purchase of fixed assets		**(74,945)**	(39,065)
Sale of fixed assets		**7,213**	8,847
Payment for construction in progress		**(90,725)**	(36,990)
Sale of investment securities		**4,147**	—
Purchase of investment securities		**—**	(31,347)
Acquisition of subsidiary	23(c)	**(947)**	—
Net cash outflow from investing activities		**(181,932)**	(132,951)
Net cash inflow before financing		**28,730**	127,643
Financing	23(b)		
New loans payable		**557,280**	575,230
Repayment of amounts borrowed		**(607,203)**	(701,383)
Net cash outflow from financing		**(49,923)**	(126,153)
(Decrease)/increase in cash and cash equivalents:		**(21,193)**	1,490
Cash and cash equivalents at 1 January		**509,526**	508,036
Cash and cash equivalent at 31 December		**488,333**	509,526

Cash and cash equivalents as at 31 December 2000 and 31 December 1999 represent bank balances and cash as shown in the consolidated balance sheet on the respective dates.

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investment properties in accordance with HK GAAP and comply with accounting standards issued by the Hong Kong Society of Accountants.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December. Subsidiaries are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision, if necessary, for any diminution in value other than temporary in nature. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities.

1 **PRINCIPAL ACCOUNTING POLICIES** *(continued)*

(d) **Associated companies**

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

(e) **Investment properties**

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties held on leases with unexpired periods of greater than 20 years are valued annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(f) **Property, plant and equipment**

Land use rights and buildings other than investment properties are stated at cost less accumulated amortisation and depreciation.

Amortisation of land use rights is calculated to write off their cost on a straight-line basis over the unexpired land use period of 20 to 50 years.

Depreciation of buildings is calculated to write off their cost on a straight-line basis over the unexpired land use period of 20 to 50 years or their expected useful lives to the Group, whichever is the shorter, after taking into account their estimated residual value. The principal annual rates are 20-50 years.

1 **PRINCIPAL ACCOUNTING POLICIES** *(continued)*

(f) Property, plant and equipment *(continued)*

Other tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis after taking into account their estimated residual value. The principal annual rates are as follows:

Plant, machinery and equipment	5 - 15 years
Motor vehicles	5 - 10 years

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

The carrying amounts of fixed assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. Expected future cash flows have not been discounted in determining the recoverable amount.

The gain or loss on disposal of a fixed asset, other than for investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(g) Construction in progress

Construction-in-progress is stated at cost. Cost comprises all direct and indirect costs of acquisition or construction of buildings and plant and machinery as well as interest expenses on the related funds borrowed during the construction, installation and testing periods prior to the commissioning date. Plant is considered to be commissioned when it is capable of producing saleable quality output in commercial quantities on an ongoing basis.

(h) Investments securities

Investment securities are stated at cost less any provision for diminution in value.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The amount of the reduction is recognised as an expense in the profit and loss account.

1 **PRINCIPAL ACCOUNTING POLICIES** *(continued)*

(i) **Inventories**

Inventories, other than production supplies, are stated at the lower of cost and net realisable value. Cost, which is generally calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Production supplies are stated at cost less provision for obsolescence.

(j) **Accounts receivable**

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) **Deferred taxation**

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(l) **Translation of foreign currencies**

The Company and its principal subsidiaries maintain their books and records in Renminbi.

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The accounts of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are dealt with as a movement in reserves.

(m) **Revenue recognition**

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Revenue from provision of services is recognised when the services are rendered.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

1 **PRINCIPAL ACCOUNTING POLICIES** *(continued)*

(m) Revenue recognition *(continued)*

Royalty income is recognised on an accrual basis.

Dividend income is recognised when the right to receive payment is established.

Operating lease rental income is recognised on a straight-line basis.

(n) Retirement benefit costs

The Group participates in a local municipal government pension scheme whereby it is required to pay annual contributions at a rate of around 23% of the total salary, bonuses and allowances paid to the Group's staff for the year. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired staff of the Group. Contributions to this retirement scheme are charged to the profit and loss account as and when incurred.

(o) Deferred staff quarters reform costs

Deferred staff quarters reform costs are expenditures incurred by the Group in relation to purchases of staff quarters by its employees. Such cost are recognised as an asset and amortised on a straight-line basis over a period of not more than 10 years to reflect the estimated remaining average service life of the employees concerned in which the related economic benefits are recognised.

(p) Research and development costs

Research and development costs are expensed as incurred, except for development costs where the technical feasibility of the product under development has been demonstrated, costs are identifiable and a market exists for the product such that it is probable that it will be profitable. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised.

(q) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

1 **PRINCIPAL ACCOUNTING POLICIES** *(continued)*

(r) **Borrowing costs**

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

2 **TURNOVER AND REVENUE**

(a) The Group is principally engaged in the manufacture and sales of CPM and the wholesale, retail, import and export of Western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus. Revenues recognised during the year are as follows:

	2000	1999
	Rmb'000	*Rmb'000*
Turnover:		
Sales of goods	**4,222,857**	3,454,492
Other revenues:		
Tax subsidies *(Note)*	**21,896**	14,718
Interest income	**13,947**	11,901
Gross rental income from investment properties	**20,508**	19,793
Other rental income net of outgoings	**8,374**	7,726
Promotional income from suppliers	**9,466**	—
Royalty income	**1,492**	3,162
Income from unlisted investments	**7,025**	3,057
	82,708	60,357
Total revenues	**4,305,565**	3,514,849

Note: During the year, the Group received the following subsidies from the local tax authorities:

- *Rmb13,185,000 (1999: Rmb14,718,000) has been received for the purpose of reduction of its bank loan liabilities. The Group is required to transfer from profit after taxation an amount equal to the subsidies received to the capital reserve in order to comply with the approval document (Note 20(a)).*
- *Rmb8,711,000 (1999: Nil) has been received by one of the subsidiaries from the Guangzhou Finance Bureau as a reward for qualifying as an innovative technology enterprise (科技創新企業).*

2 **TURNOVER AND REVENUE** *(continued)*

(b) An analysis of the Group's turnover and contribution to profit before taxation for the year by principal activities is as follows:

	Turnover		Profit before taxation	
	2000	1999	**2000**	1999
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Manufacturing	**1,295,155**	1,199,739	**154,350**	123,789
Wholesaling	**2,469,538**	1,802,015	**38,431**	37,010
Retailing	**388,807**	380,220	**11,772**	17,022
Import and export	**69,357**	72,518	**19**	294
	4,222,857	3,454,492	**204,572**	178,115

(c) No geographical analysis is presented as the Group's operations were substantially carried out in the PRC.

3 **OPERATING PROFIT BEFORE FINANCE COST**

Operating profit before finance cost is stated after charging the following:

	2000	1999
	Rmb'000	*Rmb'000*
Depreciation and amortization of fixed assets	**64,883**	62,753
Outgoings in respect of investment properties	**4,070**	3,506
Loss on disposal of fixed assets	**895**	990
Loss on disposal of investment securities	**3,685**	—
Research and development costs	**9,429**	8,834
Auditors' remuneration	**2,500**	2,000
Staff costs:		
Amortisation of deferred expenditures	**10,448**	2,650
Retirement benefit costs	**62,075**	50,934
Salaries, wages and other welfare benefits	**354,106**	302,126
Operating leases for land and buildings	**21,829**	21,760

4 FINANCE COSTS

	2000 Rmb'000	1999 Rmb'000
Interest on bank loans and overdrafts	**43,143**	46,108
Other incidental borrowing costs	**1,281**	1,100
Total borrowing costs incurred	**44,424**	47,208
Less: interest capitalised in construction in progress	**(5,217)**	(1,223)
	39,207	45,985

The capitalisation rate applied to funds borrowed generally and used for the development of construction in progress is approximately 5.94% (1999: 5.4% to 6.9% per annum).

5 TAXATION

	2000 Rmb'000	1999 Rmb'000
The amount of taxation charged to the consolidated profit and loss account represents:		
PRC enterprise income tax	**59,525**	41,524
Share of taxation attributable to:—		
Jointly controlled entities	**—**	3
Associated companies	**220**	216
	59,745	41,743

Pursuant to an approval document issued by the Guangzhou Municipal Government, certain subsidiaries of the Group are entitled to a preferential enterprise income tax refund treatment during the period from 1st September 1997 (date of establishment) to 31st December 2000 which will result in an effective income tax rate of 15%.

Pursuant to a document [2000] 76 issued by the Guangdong Finance Bureau on 9 November 2000, enterprise income tax of listed companies in Guangdong province up to year 2001 may be initially based on the unified tax rate of 33% and the portion over the preferential tax rate of 15% shall be refunded by the relevant local finance authority. The Company has submitted an application to the Guangzhou Municipal Government for entitlement of this preferential enterprise income tax refund treatment in 2001. Approval from the Guangzhou Municipal Government has not yet been obtained.

5 **TAXATION** *(continued)*

Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

There was no material unprovided deferred taxation for the year (1999: Nil).

6 **EARNINGS PER SHARE**

The calculation of earnings per share for the year ended 31 December 2000 is based on the profit after taxation and minority interests of Rmb135,250,000 (1999: Rmb128,688,000) and the number of 732,900,000 shares (1999: 732,900,000 shares) in issue.

7 **DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS**

The aggregate amounts of emoluments payable to directors and supervisors of the company during the year are as follows:

	2000	1999
	Rmb'000	*Rmb'000*
Fees		
Executive directors	—	—
Non-executive directors	**210**	335
Supervisors	—	—
Other emoluments for executive directors		
Basic salaries, allowances and benefits in kind	**569**	700
Bonuses	**324**	1,892
Retirement benefits	**40**	75
Other emoluments for supervisors		
Basic salaries, allowances and benefits in kind	**201**	138
Bonuses	—	404
Retirement benefits	**10**	7
Other emoluments for senior management		
Basic salaries, allowances and benefit in kind	**336**	338
Retirement benefits	**20**	10
	1,710	3,899

7 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

The emoluments for each of the Company's directors (executive and non-executive), supervisors and senior management, totalling 16 individuals (1999: 16 individuals) are within the band of Rmb Nil to Rmb1,000,000 for the years ended 31 December 2000 and 31 December 1999.

No director, supervisor or senior management waived emoluments in respect of the years ended 31 December 2000 and 31 December 1999.

The five highest paid individuals in the Group during the years ended 31 December 2000 and 31 December 1999 were either directors or supervisors whose emoluments are reflected in the analysis presented above.

8 DEFERRED EXPENDITURES

	Group		Company	
	2000	1999	**2000**	1999
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Staff quarters reform costs				
Net book value at 1 January	**73,682**	13,140	**2,148**	—
Additions	**26,675**	63,192	**282**	2,148
Amortisation	**(10,448)**	(2,650)	**(243)**	—
Net book value at 31 December	**89,909**	73,682	**2,187**	2,148

9 **FIXED ASSETS**

Group

	Investment properties *Rmb'000*	Land use rights *Rmb'000*	Land and buildings *Rmb'000*	Plant, machinery and equipment *Rmb'000*	Motor vehicles *Rmb'000*	Total *Rmb'000*
Cost or valuation						
At 1 January 2000	8,712	110,803	465,272	483,384	66,175	1,134,346
Additions	—	8,683	26,000	34,242	6,020	74,945
Acquisition of subsidiary	—	2,845	12,194	8,531	427	23,997
Transfer from construction in progress	—	—	16,822	13,916	1,328	32,066
Disposals	—	—	(3,166)	(11,249)	(5,164)	(19,579)
At 31 December 2000	**8,712**	**122,331**	**517,122**	**528,824**	**68,786**	**1,245,775**
Accumulated depreciation and amortisation						
At 1 January 2000	—	6,866	74,004	171,608	33,353	285,831
Charge for the year	—	3,013	14,485	40,204	7,181	64,883
Acquisition of subsidiary	—	—	2,317	3,329	258	5,904
Disposals	—	—	(184)	(7,432)	(3,855)	(11,471)
At 31 December 2000	**—**	**9,879**	**90,622**	**207,709**	**36,937**	**345,147**
Net book value						
At 31 December 2000	8,712	112,452	426,500	321,115	31,849	900,628
At 31 December 1999	8,712	103,937	391,268	311,776	32,822	848,515

The analysis of the cost or valuation at 31 December 2000 of the above assets is as follows:

At cost	—	122,331	517,122	528,824	68,786	1,237,063
At 2000 valuation	8,712	—	—	—	—	8,712
	8,712	122,331	517,122	528,824	68,786	1,245,775

10 CONSTRUCTION IN PROGRESS

	Group	
	2000	1999
	Rmb'000	*Rmb'000*
At 1st January	**175,778**	200,245
Additions	**90,725**	36,990
Transfer to fixed asset	**(32,066)**	(61,457)
At 31st December	**234,437**	175,778

Construction in progress included interest capitalised amounted to Rmb16,101,000 (1999: Rmb10,884,000).

11 INVESTMENTS IN SUBSIDIARIES

	Company	
	2000	1999
	Rmb'000	*Rmb'000*
Unlisted shares, at cost	**995,118**	968,118

The particulars of principal subsidiaries are set out in Note 27 to these accounts.

12 INTERESTS IN JOINTLY CONTROLLED ENTITIES

At 31 December 2000 the Group's share of the net assets of jointly controlled entities under the equity method of accounting amounted to Rmb39,738,000 (1999: Rmb40,579,000).At 31 December 2000 the Group had interests in the following jointly controlled entities which are established and operating in the PRC.

			Percentage of		
Name	**Kind of legal entities**	**Principal activities**	**Ownership Interest**	**Voting power**	**Profit/loss sharing**
Guangzhou Xing Qun Trading Company Ltd.	Company limited by shares	Retailing of Chinese and Western patent medicine	51.0	28.6	42.9
Guangdong Xinhua Health Drinks Co., Ltd.	Sino-foreign joint venture	Production of health care drinks	53.0	42.9	44.6

13 INTERESTS IN ASSOCIATED COMPANIES

	Group	
	2000	1999
	Rmb'000	*Rmb'000*
Share of net assets	**2,967**	12,079
Investments at cost:		
Unlisted shares	**2,338**	13,838

At 31 December 2000 the Group held shares in the following associated companies:—

Name	Particulars of equity held	Place of establishment/ incorporation	Kind of legal entities	% of equity interest	Principal activities
Guangzhou Zhong Fu Medical Co., Ltd.[1]	Registered capital: Rmb400,000	PRC	Sino-foreign joint venture	50	Production of CPM
PT. Purusa Bhakti[2]	Ordinary shares of US$1.00 each	Indonesia	Limited Company	43.6	Dormant
Ming Tai Enterprises (Thailand) Ltd.[2]	Ordinary shares of Baht1.00 each	Thailand	Limited Company	32.6	Dormant

14 INVESTMENT SECURITIES

	Group		Company	
	2000	1999	**2000**	1999
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Unlisted shares	**32,771**	37,084	**30,500**	30,000
Unlisted government bonds and debentures	**232**	3,751	**—**	—
	33,003	40,835	**30,500**	30,000

At 31 December 2000 and 1999, all investment securities were stated at cost.

15 INVENTORIES

	Group	
	2000	1999
	Rmb'000	*Rmb'000*
Raw materials	**92,019**	120,302
Work-in-progress	**42,573**	31,040
Finished goods	**640,075**	525,259
Production supplies	**14,431**	15,338
	789,098	691,939

At 31 December 2000 and 1999, all inventories were stated at cost.

16 TRADE AND OTHER RECEIVABLES

	Group		Company	
	2000	1999	**2000**	1999
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Trade receivables (Note a)	**433,824**	470,868	**—**	—
Other receivables and prepayments	**237,899**	201,679	**51,100**	14,378
Due from (Note b):				
Jointly controlled entities	**3,800**	2,777	**—**	—
Associated companies	**2,790**	3,800	**—**	—
Subsidiaries	**—**	—	**173,390**	132,070
Dividend receivable from subsidiaries	**—**	—	**32,366**	50,550
	678,313	679,124	**256,856**	196,998

(a) Trade receivables generated from credit sales generally have credit terms of one to three months. The ageing analysis of the trade receivables net of doubtful debt provision as at 31 December 2000 was as follows:

	Group	
	2000	1999
	Rmb'000	*Rmb'000*
Within 6 months	**413,173**	424,788
6 months to 1 year	**14,197**	16,453
1 year to 2 years	**6,454**	29,627
	433,824	470,868

Provision is made for long ageing and doubtful debts based on reviews of the status of accounts receivable outstanding.

(b) The amounts due are unsecured, interest free and repayable on demand.

17 TRADE AND OTHER PAYABLES

	Group		Company	
	2000	1999	**2000**	1999
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Due to (Note a):				
Subsidiaries	**—**	—	**38,000**	—
Holding company	**68,852**	66,425	**2,000**	—
Trade payables (Note b)	**516,726**	445,230	**—**	—
Other payables and accrued charges	**344,043**	311,249	**9,029**	9,124
	929,621	822,904	**49,029**	9,124

(a) The amounts due are unsecured, interest free and have no fixed term of repayments.

(b) The ageing analysis of the trade payables at 31 December 2000 was as follows:

	Group	
	2000	1999
	Rmb'000	*Rmb'000*
Within 1 year	**477,378**	399,553
1 to 2 years	**17,086**	16,641
Over 2 years	**22,262**	29,036
	516,726	445,230

18 SHORT-TERM BANK LOANS

	Group		Company	
	2000	1999	**2000**	1999
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Short-term bank loans				
Secured	**433,360**	529,680	**30,000**	—
Unsecured	**44,640**	—	**—**	—
	478,000	529,680	**30,000**	—

19 SHARE CAPITAL

	2000 Rmb'000	1999 Rmb'000
Registered, issued and fully paid:		
513,000,000 State-owned shares of Rmb1.00 each	**513,000**	513,000
219,900,000 H shares of Rmb1.00 each	**219,900**	219,900
	732,900	732,900

Pursuant to the Company's Articles of Association, except for the currency in which dividends are payable, the State-owned shares and H shares issued by the Company rank pari passu with each other in all respects.

20 RESERVES

	Group				
	Capital reserve (Note a) Rmb'000	Statutory surplus reserve (Note b) Rmb'000	Statutory public welfare (Note b) Rmb'000	Discretionary surplus reserve (Note b) Rmb'000	Total Rmb'000
Balance at 1 January 1999	410,885	33,180	33,180	21,455	498,700
Transfer from retained earnings	14,718	26,360	27,582	23,834	92,494
Balance at 31 December 1999	425,603	59,540	60,762	45,289	591,194
The Company and subsidiaries	425,603	59,540	60,762	45,289	591,194
Jointly controlled entities	—	—	—	—	—
Associated companies	—	—	—	—	—
	425,603	59,540	60,762	45,289	591,194
Balance at 1 January 2000	425,603	59,540	60,762	45,289	591,194
Transfer from retained earnings	11,675	47,885	26,408	9,425	95,393
Transfer to retained earnings	—	(4,663)	(18,959)	(31,613)	(55,235)
Balance at 31 December 2000	**437,278**	**102,762**	**68,211**	**23,101**	**631,352**
The Company and subsidiaries	437,278	102,762	68,211	23,101	631,352
Jointly controlled entities	—	—	—	—	—
Associated companies	—	—	—	—	—
	437,278	102,762	68,211	23,101	631,352

20 RESERVES

	Company			
	Capital reserve	Statutory surplus reserve (Note b)	Statutory Public Welfare (Note b)	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Balance at 1 January 1999	394,259	16,101	16,101	426,461
Transfer from retained earnings	—	12,878	12,878	25,756
Balance at 31 December 1999	394,259	28,979	28,979	452,217
Balance at 1 January 2000	394,259	28,979	28,979	452,217
Transfer from retained earnings	—	17,744	12,566	30,310
Balance at 31 December 2000	**394,259**	**46,723**	**41,545**	**482,527**

(a) **Capital reserve**

The transfers from retained earnings represent the tax subsidies received from the local tax authorities, net of minority interests (Note 2(a)).

20 RESERVES *(continued)*

(b) Surplus reserves

The Company, its subsidiaries, jointly controlled entities and associated companies established in the PRC ("PRC Companies") are required to maintain certain surplus reserves by transferring from their profit after taxation in accordance with the relevant laws, regulations and, if applicable, articles of association, before any dividend is declared and paid.

Statutory surplus reserve

The Company is required to transfer 10% of their profit after taxation, in accordance with the PRC accounting rules and regulations, to the statutory surplus reserve fund until the balance reaches 50% of their respective registered capital, where further transfers will be at their directors' recommendation. The statutory surplus reserve fund can only be used to make up prior year losses or to increase share capital.

During the year, the Group has transferred an amount of Rmb4,663,000 to retained earnings to set off losses resulted from transactions determined in accordance with the PRC accounting rules and regulations. (1999: Nil)

Statutory public welfare reserve

The PRC Companies are required to transfer 10% of their profit after taxation calculated in accordance with the PRC accounting standards to the statutory public welfare fund. The statutory public welfare fund can only be used for capital expenditure on employees' collective welfare facilities and is not available for distribution to shareholders.

During the year, the Group has transferred an amount of Rmb18,959,000 to retained earnings to set off losses resulted from transactions determined in accordance with the PRC accounting rules and regulations. (1999: Nil)

Discretionary surplus reserve

In accordance with the relevant PRC regulations and subject to approval by shareholders in a general meeting, discretionary surplus reserve funds can be used to reduce any losses incurred, to increase share capital, and to pay dividends.

During the year, the Group has transferred an amount of Rmb18,761,000 to retained earnings to set off losses resulted from transactions determined in accordance with the PRC accounting rules and regulations (1999: Nil).

During the year, the Group has also transferred an amount of Rmb12,852,000 to retained earnings for the purpose of paying dividends (1999: Nil).

21 RETAINED EARNINGS

	Group		Company	
	2000	1999	**2000**	1999
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Net profit for the year	**135,250**	128,688	**47,975**	82,489
Transfer to reserve funds	**(95,393)**	(92,494)	**(30,310)**	(25,756)
Profit attributable to shareholders	**39,857**	36,194	**17,665**	56,733
Retained earnings at 1st January	**33,798**	34,249	**21,320**	1,232
Transfer from reserves funds	**55,235**	—	**—**	—
Dividends (Note a)	**(38,985)**	(36,645)	**(38,985)**	(36,645)
Retained earnings at 31st December	**89,905**	33,798	**—**	21,320
The Company and subsidiaries	**93,767**	34,121		
Jointly controlled entities	**(2,261)**	(1,420)		
Associated companies	**(1,601)**	1,097		
	89,905	33,798		

(a) **Dividends**

	2000	1999
	Rmb'000	*Rmb'000*
Interim, paid, of Rmb0.02 (1999: Rmb0.02) per share	**14,658**	14,658
Final, proposed, of Rmb0.03 (1999: Rmb0.03) per share	**24,327**	21,987
	38,985	36,645

By a resolution passed at the Company's second 2000 EGM on 18th October 2000, shareholders of the Company's A share are entitled to dividends to be distributed from the Company's retained earnings from 1 July 2000. Accordingly, the amount of proposed final dividend is calculated based on 810,900,000 shares in issue as at the date that these accounts were approved by the directors.

21 RETAINED EARNINGS *(continued)*

(b) Profit distribution

The net profit of the Company shall be applied in accordance with the following order:

(a) making up losses;
(b) allocation to statutory surplus reserve fund;
(c) allocation to statutory public welfare fund;
(d) allocation to discretionary surplus reserve fund — to be recommended by Directors; and
(e) payment of dividends.

According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with HK GAAP. After the appropriation of the proposed final dividend, the Company had no retained earnings available for distribution determined in accordance with HK GAAP as at 31 December 2000 (1999: Rmb21,320,000).

22 LONG TERM LIABILITIES

	Group	
	2000	1999
	Rmb'000	*Rmb'000*
Bank loans, secured	**99,000**	64,600
Other unsecured long-term liabilities	**—**	31,143
	99,000	95,743
Current portion of long-term liabilities	**(34,000)**	(49,143)
	65,000	46,600

The analysis of the above is as follows:—

Bank loans, repayable:		
Within one year	**34,000**	18,000
In the second year	**65,000**	46,600
	99,000	64,600
Other long-term unsecured liabilities		
— repayable on demand or within one year	**—**	31,143
	99,000	95,743
Current portion of long term liabilities	**(34,000)**	(49,143)
	65,000	46,600

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2000 Rmb'000	1999 Rmb'000
Operating profit	**208,670**	177,979
Amortisation of deferred expenditures	**10,448**	2,650
Depreciation and amortisation charges	**64,883**	62,753
Loss on disposal of fixed assets	**895**	990
Loss on sale of investment securities	**3,685**	—
(Increase)/decrease in inventories	**(95,085)**	4,034
Decrease in trade and other receivables	**1,403**	19,237
Increase in trade and other payables	**95,489**	82,612
Interest income	**(13,947)**	(11,901)
Interest expenses	**43,143**	46,108
Income from unlisted investments	**(7,025)**	(3,057)
Net cash inflow from operating activities	**312,559**	381,405

Net cash inflow from operating activities included an amount of Rmb21,896,000 (1999: Rmb14,718,000) in respect of VAT subsidies received from the local tax authorities (note 2).

(b) Analysis of changes in financing during the year

	Share capital including premium		Minority interests		Bank loans and long-term liabilities	
	2000 Rmb'000	1999 Rmb'000	2000 Rmb'000	1999 Rmb'000	2000 Rmb'000	1999 Rmb'000
Balance at 1 January	**853,233**	853,233	**106,731**	111,036	**625,423**	751,576
Acquisition of subsidiary	—	—	**5,786**	—	**1,500**	—
Cash outflows from financing	—	—	—	—	**(49,923)**	(126,153)
Minority interests' in share of profits	—	—	**9,577**	7,684	—	—
Dividends paid to minority shareholders	—	—	**(6,626)**	(11,989)	—	—
Balance 31 December	**853,233**	853,233	**115,468**	106,731	**577,000**	625,423

23 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(c) Purchase of subsidiary and analysis of the net outflow in respect of the purchase

	Rmb'000
Acquisition of subsidiary	
Fixed assets	18,093
Inventories	2,074
Trade and other receivables	592
Cash and bank	2,564
Trade and other payables	(6,700)
Bank loans	(1,500)
Taxation	(191)
Minority interests	(5,786)
	9,146
Satisfied by	
Share of net assets in associated company	5,635
Cash consideration	3,511
	9,146
Analysis of net outflow of cash and cash equivalents in respect of acquisition of subsidiary	
Bank balances and cash acquired	2,564
Cash consideration	(3,511)
	(947)

The subsidiary acquired during the year contributed an outflow of Rmb180,000 to the group's net operating cash flows, paid Rmb84,000 in respect of servicing of finance, paid Rmb75,000 in respect of taxation and utilised Rmb439,000 for investing activities.

24 COMMITMENTS

(a) Capital commitments for land use rights and buildings

	Group	
	2000	1999
	Rmb'000	*Rmb'000*
Contracted but not provided for	**52,153**	7,000
Authorised but not provided for	**—**	47,879
	52,153	54,879

(b) Commitments under operating leases

At 31 December 2000 the Group had commitments to make payments in the next twelve months under operating leases for land and buildings which expire as follows:—

	2000	1999
	Rmb'000	*Rmb'000*
Within one year	**5,016**	11,705
In the second to fifth year inclusive	**6,508**	4,579
After the fifth year	**2,196**	1,987
	13,720	18,271

25 RELATED PARTY TRANSACTIONS

Significant related party transactions, which were carried out in the normal course of the group's business are as follows:

	Note	2000 Rmb'000	1999 Rmb'000
Ultimate holding company			
Licence fee expense	a	**4,504**	3,496
Service fee expense	b	**1,938**	3,303
Staff quarters reform costs	c	**4,891**	42,539
Welfare facilities fee expense	d	**404**	398
Rental expense	e	**2,719**	2,422
Transfer of land use right		**—**	4,082
Advance rental for office premises		**—**	6,000
Jointly controlled entities	f		
Sales of semi-finished goods		**1,170**	6,209
Associated company	f		
Subcontracting charge paid		**6,599**	—
Sales of finished goods		**2,051**	—
Fellow subsidiaries	f		
Sales of finished goods and raw materials		**48,989**	20,339
Purchases of finished goods and raw materials		**47,960**	41,056

(a) Pursuant to the Trademark Licence Agreement entered into by the Company and Guangzhou Pharmaceutical Holdings Limited ("GZPHL") on 1 September 1997, GZPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GZPHL for a term of 10 years. The Company agreed to pay a licence fee for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries.

(b) Pursuant to the Accommodation Services Agreement entered into by the Company and GZPHL on 1 September 1997 and supplemented by a notice dated 31 December 1997, GZPHL has agreed to continue to provide staff quarters to the employees of the Group. The Company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31 December 2007.

25 RELATED PARTY TRANSACTIONS *(continued)*

(c) Pursuant to the Accommodation Services Agreement, GZPHL has also agreed, upon request of the Company and in accordance with the prevailing Housing Reform Policy applicable in the Guangzhou Municipality, to sell staff quarters to the employees of the Group at a preferential price. For each such sale, the Company agreed to pay GZPHL within twelve months from completion of the sale, the staff reform cost which represents the difference between the preferential price and the cost (net of accumulated depreciation) paid by GZPHL for building or acquiring such staff quarters.

As at 31 December 2000, the total staff reform costs paid and payable to GZPHL amounted to Rmb62,030,000 (1999: Rmb57,139,000). In accordance with the Group's accounting policy, such amount has been included in "Deferred Expenditures" of the balance sheet of the Company and the Group.

(d) Pursuant to the Composite Services Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GZPHL's total depreciation charges of the welfare facilities in the year ended 31 December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Services Agreement will expire on 31 December 2007.

(e) Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GZPHL on 1 September 1997, GZPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three years at a fixed annual rent and is subject to the adjustment of standard rent as prescribed from time to time by the Guangzhou Real Estate Administration Bureau, plus utilities and other outgoings which are payable based on actual consumption. The agreement was extended for three years during 2000 on the same terms.

(f) The sales and purchases transactions with jointly controlled entities, associated companies and fellow subsidiaries three at terms similar to those transactions with other third parties.

26 SUBSEQUENT EVENTS

Pursuant to the document [2001] 14 issued by the SSE, the A shares was listed on the SSE on 6th February 2001. On 10 January 2001, 78,000,000 A shares of Rmb1.00 each were issued at a subscription price of Rmb9.80 each.

27 PRINCIPAL SUBSIDIARIES

The following is a list of principal subsidiaries at 31 December 2000:

Name	% of equity interest	Registered capital *Rmb*	Principal activities
Kwang Chow First Chinese Medicine Factory[1]	100.0	50,526,000	Production of Chinese patent medicine
Guangzhou Chen Li Ji Chinese Medicine Factory[1]	100.0	41,591,000	Production of Chinese patent medicine
Guangzhou Zhong Sheng Pharmaceutical Factory[1]	100.0	20,993,000	Production of Chinese patent medicine
Guangzhou Qi Xing Pharmaceutical Factory[1]	100.0	31,634,000	Investment Holdings
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.[2]	83.9	62,098,000	Production of Chinese patent medicine
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.[2]	81.5	43,322,000	Production of Chinese patent medicine
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.[2]	87.1	61,893,000	Production of Chinese patent medicine
Guangzhou Xing Qun Pharmaceutical Co., Ltd.[2]	84.1	53,500,000	Production of Chinese patent medicine
Guangzhou Pharmaceutical Corporation[1]	100.0	63,482,000	Trading of Western pharmaceutical products and medical apparatus

27 **PRINCIPAL SUBSIDIARIES** *(continued)*

Name	% of equity interest	Registered capital *Rmb*	Principal activities
Guangzhou Chinese Medicine Corporation[1]	100.0	33,493,000	Trading of Chinese patent medicine and Chinese raw medicine
Guangzhou Pharmaceutical Corporation Chun Hing Company[1]	100.0	270,000	Trading of chemical products and pharmaceutical apparatus
Guangzhou Pharmaceutical Corporation Jianmin Medicine Chain Stores[1]	100.0	10,694,000	Wholesaling and retailin of medicine, pharmaceutical and related products
Guangzhou Pharmaceutical Corporation Experimental Equipment Store[1]	100.0	52,000	Retailing of experimental apparatus and test tubes
Guangzhou Pharmaceutical Corporation Miscellaneous Medicine Wholesale Company[1]	100.0	650,000	Wholesaling of miscellaneous medicine
Guangzhou Pharmaceutical Corporation Jiamin Medicine Sales and Marketing Company[1]	100.0	500,000	Wholesaling of western patent medicine
Guangzhou Pharmaceutical Import & Export Corporation[1]	100.0	3,540,000	Import and export of medicine
Guangzhou Qixing Pharmaceutical Co., Ltd.[3]	75.0	100,000,000	Production of Chinese patent medicine
Guangzhou Chinese Medicine Corporation Chinese Medical Drink and Pill Factory[1]	100.0	3,113,000	Processing of health care beverages and drinks

27 PRINCIPAL SUBSIDIARIES *(continued)*

Name	% of equity interest	Registered capital *Rmb*	Principal activities
Guangzhou Chinese Medicine Corporation Guangzhou Chinese Medicine Shopping Centre1	100.0	260,000	Wholesaling and retailing of Chinese raw medicine and Chinese patent medicine
Guangzhou Chinese Medicine Corporation Medical Powder and Herb Wholesale Company[1]	100.0	534,000	Wholesaling of Chinese raw medicine
Guangzhou Chinese Medicine Corporation Sales and Marketing Company[1]	100.0	2,083,000	Wholesaling and retailing of Chinese patent medicine
Guangzhou Chinese Medicine Corporation Cai Chi Lim Medicine Chain Stores[1]	100.0	3,934,000	Retailing of Chinese raw medicine and Chinese patent medicine
Guangzhou Pharmaceutical Corporation Chemical Testing Equipment Wholesale Company[1]	100.0	6,402,000	Wholesaling of chemical testing and related apparatus
Guangzhou Pharmaceutical Corporation Medical Equipment Wholesale Company[1]	100.0	982,000	Wholesaling and retailing of medical apparatus
Guangzhou Pharmaceutical Corpoation New and Special Medicine Wholesale Company[1]	100.0	6,093,000	Wholesaling of medicine and health care products

The above table includes subsidiaries of the Company which, in the opinion of the Directors, principally affect the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length. All the operations of the above subsidiaries are carried out in the PRC.

27 PRINCIPAL SUBSIDIARIES *(continued)*

Except for the shares in Guangzhou Qixing Pharmaceutical Co., Ltd. which are indirectly held by the Company, all shares in other companies are held directly by the Company.

Kind of legal entities:

[1] State owned enterprises
[2] Company limited by shares
[3] Sino-foreign joint venture

28 ULTIMATE HOLDING COMPANY

The Directors regard Guangzhou Pharmaceutical Holdings Limited, a PRC State-owned enterprise under the control and supervision of the Guangzhou Municipal Government, as being the ultimate holding company.

29 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 20 April 2001.

Auditors Report

廣州羊城會計師事務所
有限公司
Guangzhou Yangcheng
Certifed Public
Accountants Co., Ltd

To the shareholders of Guangzhou Pharmaceutical Company Limited

We have accepted the appointment to audit the Company's balance sheet as at 31 December 2000, its profit and loss account and cash flow statement for the year then ended and the consolidated balance sheet of the Company and its subsidiaries ("the Group") as at 31 December 2000, the Group's consolidated profit and loss account and consolidated cash flow statement for the year then ended (set out in form 1 to 8). The Company is responsible for the financial statements. It is our responsibility to form an audit opinion, based on our audit, on those financial statements. Our audit was conducted in accordance with China Certified Public Accountants' Independent Auditing Standards and consequently included such auditing procedures as were considered necessary and appropriate to the Company's circumstances, including examination, on a test basis, of the Company's transactions and accounting records.

In our opinion, the above-mentioned financial statements present fairly, in all material respects, the financial position of the Group and the Company at 31 December 2000 and their results of operation and cash flows of the Group and the Company for the year then ended in accordance with the Accounting Standards for Business Enterprises of the People's Republic of China and the Accounting Regulation of the People's Republic of China for Joint Stock Company with limited liabilities. The accounting policies used in the preparation of the financial statements for the year are consistent with those used in the preceding year.

Guangzhou Yangcheng CPAs Co., Ltd.

Certified Public Accountants registered in
the People's Republic of China
Huang Wei Cheng

Certified Public Accountants registered in
the People's Republic of China
Zhang Ning

Guangzhou, PRC

20 April 2001

Consolidated Balance Sheet

As at 31st December 2000

Form 1

Unit: Rmb

Assets	*Note*	1999	2000
Current assets			
Cash and cash equivalent	4-1	508,153,551.35	488,332,578.45
Short term investments		—	—
Less: Provision for short term investments		—	—
Net short term investments		—	—
Notes receivable		121,780.02	2,596.27
Dividends receivable	4-2	1,868,200.00	3,013,835.00
Interest receivable		—	—
Accounts receivable	4-3	524,477,487.13	506,610,051.00
Other receivable	4-4	195,966,407.15	180,227,515.73
Less: Provision for doubtful debts	4-3&4	46,492,801.91	46,279,640.70
Net receivable		673,951,092.37	640,557,926.05
Prepayments	4-5	69,088,565.29	8,425,742.30
Subsidy receivable	4-6	1,661,604.28	3,142,220.86
Inventories	4-7	681,715,660.10	791,476,879.72
Less: provision for inventories	4-7	7,770,933.60	1,014,378.94
Net Inventories		673,944,726.50	790,462,500.78
Deferred expenses	4-8	48,689,287.97	59,271,091.50
Current assets awaiting write off		(445,035.90)	116,659.25
Current portion of long term loans		2,466,650.00	—
Other current assets			—
Total current assets		**1,979,500,421.88**	**1,993,325,150.44**
Long term investments			
Long term equity investments	4-9	72,377,093.68	80,324,343.22
Long term debentures investments	4-10	1,291,896.00	291,896.00
Total long term investments		73,668,989.68	80,616,239.22
including: Good will	4-9	1,976,316.82	1,890,389.98
Less: Provision for long term investment	4-9	1,185,315.05	1,185,315.05
Net long term investments		**72,483,674.63**	**79,430,924.17**
Fixed assets			
Cost	4-11	904,903,944.36	973,321,383.27
Less: Accumulated depreciation	4-11	275,525,343.45	330,510,825.50
Net bosh value		629,378,600.91	642,810,557.77
Construction Supplies		—	—
Construction in progress	4-12	189,739,536.40	208,338,202.90
Fixed fixed assets		—	(1,500.00)
Fixed assets awaiting write off		—	—
Total fixed assets		**819,118,137.31**	**851,147,260.67**
Intangible and other assets			
Intangible assets	4-13	105,103,703.63	111,470,384.70
Pre-operating expense	4-14	2,972,968.36	71,336.92
Long term deferred expenses	4-15	22,107,769.49	28,469,766.27
Other long term assets		—	—
Total intangible and other assets		**130,184,441.48**	**140,011,487.89**
Deferred tax			
Deferred tax assets		—	—
Total assets		**3,001,286,675.30**	**3,063,914,823.17**

Liabilities and Equity	*Note*	1999	2000
Current liabilities			
Short term loans	4-16	608,150,000.00	48,000,000.00
Notes payable		—	—
Accounts payable	4-17	474,492,132.55	516,726,227.60
Advance from customers		8,797,592.15	29,738,338.70
payables for consignment sale		—	—
Wages payable		97,080,066.70	111,024,667.40
Welfare payable		29,593,649.83	33,778,720.32
Dividend payable	4-18	21,896,294.04	29,430,097.16
Tax payable	4-19	18,405,021.26	35,519,653.23
Other liabilities	4-20	2,252,705.82	3,237,358.22
Other payables	4-21	158,547,563.82	229,273,428.07
Accrued expenses	4-22	4,235,096.97	4,639,122.33
Current portion of long term loans	4-23	18,000,000.00	34,000,000.00
		—	—
Total current liabilities		**1,441,450,123.15**	**1,505,367,613.03**
Long term liabilities			
Long term loans	4-24	27,600,000.00	65,000,000.00
Debentures payable		—	—
Long term payable	4-25	121,737,206.16	14,119,798.94
Housing fund		(56,075,320.74)	—
Other long term liabilities		5,000,000.00	5,453,431.26
Total long term liabilities		**98,261,885.42**	**84,573,230.20**
Deferred tax			
Deferred tax liabilities		—	—
Total liabilities		**1,539,712,008.57**	**1,589,940,843.20**
Minority Interest		95,602,469.15	100,869,433.40
Shareholders' equity			
Share Capital	4-26	732,900,000.00	732,900,000.00
Capital reserve	4-27	434,244,471.81	445,108,742.81
Surplus reserve	4-28	180,424,972.17	194,075,967.94
including: public welfare fund	4-28	52,726,720.87	68,210,610.93
Retained earnings	4-29	18,402,753.61	1,019,835.79
Total shareholders' equity		**1,365,972,197.58**	**1,373,104,546.54**
Total liabilities and equity		**3,001,286,675.30**	**3,063,914,823.17**

Consolidated Profit and Loss Account

For the year ended 31 December 2000

Form 2

Unit: Rmb

Items	*Notes*	**2000**	1999
Sales	4-30	**4,265,333,812.92**	**3,494,180,972.86**
Less: discounts		42,476,796.95	39,690,604.74
Net sales		4,222,857,015.97	3,454,490,368.12
Cost of sales	4-31	3,201,331,862.39	2,588,555,951.24
Less: sales tax	4-32	19,792,568.06	18,324,359.86
Profit from principal operations		**1,001,732,585.52**	**847,610,057.02**
Add: Other revenue	4-33	36,439,662.67	35,505,133.57
Less: Loss on stock		(832,880.63)	20,146.35
Less: Selling expense		348,172,061.02	277,367,194.95
Less: Administration expense		467,337,061.35	404,412,517.33
Less: Financial expense	4-34	27,913,527.64	38,597,076.28
Profit from operations		**195,582,478.81**	**162,718,255.68**
Add: Investment income	4-35	4,647,887.81	2,492,254.87
Add: Subsidy income		9,288,486.45	—
Add: Non-operating income	4-36	18,407,208.86	24,504,645.65
Less: Non-operating expense	4-37	7,990,254.09	9,743,620.11
Profit before tax		**219,935,807.84**	**179,971,536.09**
Less: Taxation	4-38	62,725,426.49	41,853,028.03
Less: Minority interest		10,976,198.58	9,455,191.48
Net profit		**146,234,182.77**	**128,663,316.58**

Supplementary consolidated profit and loss account

For the year ended 31 December 2000

Form 2-2

Unit: Rmb

Profit for the period	2000 Return on net assets based on balance of shareholders' equity at year end	2000 Return on net assets based on weighted average shareholders' equity at the beginning and the end of the year	2000 Earning per share based on balance of shareholders' equity at year end	2000 Earning per share based on weighted average shareholders' equity at the beginning and the end of the year	1999 Return on net assets based on balance of shareholders' equity at year end	1999 Return on net assets based on weighted average shareholders' equity at the beginning and the end of the year	1999 Earning per share based on balance of shareholders' equity at year end	1999 Earning per share based on weighted average shareholders' equity at the beginning and the end of the year
Profit from principal operations	72.95%	69.53%	1.37	1.37	62.05%	64.06%	1.16	1.16
Profit from operations	14.24%	13.57%	0.27	0.27	11.91%	12.30%	0.22	0.22
Net profit	10.65%	10.15%	0.20	0.20	9.42%	9.72%	0.18	0.18
Net profit before non operating items	9.21%	8.78%	0.17	0.17	8.34%	8.61%	0.16	0.16

Consolidated profit appropriation statement

For the year ended 31 December 2000

Form 3
Unit: Rmb

	Items	*Notes*	2000	1999
1.	**Net profit**		**146,234,182.77**	**128,663,316.58**
	Add: Retained earnings brought forward	4-3	(50,195,637.73)	12,070,109.58
	Add: Transfer from surplus reserves		—	—
2.	**Distributable profit**		**96,038,545.04**	**140,733,426.16**
	Less: Transfer to surplus reserves		34,442,904.57	28,345,413.38
	Less: Transfer to public welfare fund		34,442,804.68	28,227,556.31
3.	**Distributable profits to shareholders**		**27,152,835.79**	**84,160,456.48**
	Less: Dividend for preference shares		—	—
	Less: Transfer to discretionary surplus reserves		—	29,112,202.87
	Less: Dividend for ordinary shares		14,658,000.00	36,645,500.00
	Less: Dividend for ordinary shares transfer to shares capital		—	—
4.	**Retained earnings**		**12,494,835.79**	**18,402,753.61**

Consolidated Cash Flows Statement

For the year ended 31 December 2000

Form 4

Unit: Rmb

Items	Amount
1. Cash flow from operating activities	
Cash received from sale of goods or rendering of services	5,002,531,192.11
Rental payment received	27,283,960.40
Refund of tax	11,733,484.10
Other cash received relating to operating activities	193,008,483.40
Sub-total of cash inflows	**5,234,557,120.01**
Cash paid for goods and services	3,769,785,494.43
Cash paid for operating leases	22,166,199.18
Cash paid to or on behalf of employees	375,519,054.88
Value Added Tax paid	208,471,587.46
Income tax paid	40,720,708.31
Taxes paid other than Value Added Tax and income tax	45,783,971.34
Other cash paid relating to operating activities	485,158,779.30
Sub-total of cash outflows	**4,947,605,794.90**
Net cash flows from operating activities	**286,951,325.11**
2. Cash flow from investing activities	
Cash received from sale of investments	3,554,491.21
Cash received from distribution of dividend or profits	4,196,033.30
Cash received from bond interest income	914,700.36
Proceeds from sale of fired coset, intangible assets and other long-term assets	1,522,734.37
Other cash received relating to investing activities	4,734,379.59
Sub-total of cash inflows	**14,922,338.83**
Cash paid to acquire fixed assets, intangible assets and other long-term assets	163,527,356.13
Cash paid to acquire equity investments	23,536,666.00
Cash paid to acquire debt investments	10,000,000.00
Other cash paid relating to investing activities	21,662,690.75
Sub-total of cash outflows	**218,726,712.88**
Net cash flows from investing activities	**(203,804,374.05)**

Consolidated Cash Flows Statement

For the year ended 31 December 2000

Form 4
Unit: Rmb

	Items	**Amount**
3.	**Cash flows from financing activities**	
	Proceeds from issuing shares	—
	Proceeds from subsidiaries acquiring equity investments from minority shareholders	—
	Proceeds from issuing bonds	—
	Proceeds from borrowings	633,950,000.00
	Other proceeds related to financing activities	126,406,810.55
	Sub-total of cash inflows	**760,356,810.55**
	Cash repayments on amounts borrowed	715,248,523.80
	Cash payments of expenses on any financing activities	1,280,472.87
	Cash payments for distribution of dividend or profits	39,830,432.51
	Cash payments for distribution of dividend or profits minority shareholders	5,156,883.90
	Cash payments of interest expenses	39,517,639.69
	Cash payments for finance lease	697,983.73
	Cash payments for reduction of registered capital	—
	Cash payments for reduction of registered capital to minority shareholders	—
	Other cash payments relating to financing activities	61,058,029.94
	Sub-total of cash outflows	**862,789,966.44**
	Net cash flows from financing activities	**(102,433,155.89)**
4.	**Effect of foreign exchange rate changes on cash**	**(534,768.07)**
5.	**Net increase (decrease) in cash and cash equivalents**	**(19,820,972.90)**

Consolidated Cash Flow Statement

For the year ended 31 December 2000

Unit: Rmb

	Items	Amount
1.	Investing and financing activities that do not involve cash receipt and payments	
	Repayment of debts by the transfer of fixed assets	0.00
	Repayment of debts by the transfer of investments	0.00
	Investments in the form of fixed assets	0.00
	Repayment of debts by the transfer of inventories	0.00
	Fixed assets in the form of financial lease	0.00
2.	Reconciliation of net profit to cash flows from operating activities	
	Net profit	146,234,182.77
	Add: Provision for bad debts or bad debts written off	18,248,678.00
	Depreciation of fixed assets	57,109,334.14
	Amortisation of intangible assets	2,951,052.15
	Losses on disposal of fixed assets, intangible assets and other long term assets (less: gains)	1,515,194.91
	Losses on scrapping of fixed assets	1,714,142.98
	Financial expense	31,146,216.12
	Loss arising from investments (less: gains)	(4,647,887.81)
	Deferred tax credit (less: debit)	0.00
	Decrease in inventories (less: increase)	(108,517,553.74)
	Decrease in operating receivables (less: increase)	85,728,804.39
	Increase in operating payables (less: decrease)	55,469,161.20
	Increase in Value Added Tax (less: decrease)	0.00
	Others	0.00
	Net cash flows from operating activities	**286,951,325.11**
3.	Net increase in cash and cash equivalents	
	Cash at the end of year	488,332,578.45
	Less: cash at the beginning of year	508,153,551.35
	Plus: cash equivalents at the end of year	0.00
	Less: cash equivalents at the beginning of year	0.00
	Net increase (decrease) in cash and cash equivalents	**(19,820,972.90)**

Balance Sheet

As at 31st December 2000

Form 5
Unit: Rmb

Assets	Note	1999	2000
Current assets			
Cash and cash equivelant		137,821,808.82	128,224,828.98
Short term investments		—	—
Less: Provision for shot term investments		—	—
Net short term investments		—	—
Notes receivable		—	—
Dividends receivable		2,981,200.00	3,399,486.99
Interest receivable		—	—
Accounts receivable		—	—
Other receivable	5-1	161,198,554.15	240,755,152.94
Less: Provision for doubtful debts		—	150,613.06
Net receivable		161,198,554.15	240,604,539.68
Prepayments		—	—
Subsidy receivable		—	—
Inventories		—	—
Less: provision for inventories		—	—
Net Inventories		—	—
Deferred expenses		—	—
Current assets anniting write off		—	—
Current portion of long term loans		—	—
Other current assets		—	—
Total current assets		**302,001,562.97**	**372,228,855.85**
Long term investments			
Long term equity investments	5-2	1,066,535,759.51	1,078,002,310.95
Long term debentures investments		—	—
Total long term investments		1,066,535,759.51	1,078,002,310.95
Less: Provision for long term investments		—	—
Net long term investments		**1,066,835,759.51**	**1,078,002,310.95**
Fixed assets			
Cost		26,467,466.89	26,325,190.76
Less: Accumulated depreciation		1,364,578.06	3,064,431.00
Net bosh value		25,102,888.83	23,260,759.76
Construction supplies		—	—
Construction in progress		—	—
Fixed assets disposals		—	—
Fixed assets awaiting write off		—	—
Total fixed assets		**25,102,888.83**	**23,260,759.76**
Intangible and other assets			
Intangible assets		—	—
Pre-operating expense		—	—
Long term deferred expenses		2,846,697.43	3,035,773.13
Other long term assets		—	—
Total intangible and other assets		**2,846,697.43**	**3,035,773.13**
Deferred tax			
Deferred tax assets		—	—
Total assets		**1,396,486,908.74**	**1,476,527,699.68**

Liabilities and Equity	Note	1999	2000
Current liabilities			
Short term loans		—	30,000,000.00
Notes payable		—	—
Accounts payable		—	—
Advance from customers		—	—
Payable for consignment sale		—	—
Wages payable		3,005,511.20	2,629,148.66
Welfare payable		1,064,192.76	1,508,741.73
Dividend payable		22,081,159.74	24,357,008.29
Tax payable		159,253.21	67,207.95
Other liabilities		4,424.00	7,577.98
Other payable		(1,300,388.47)	41,762,503.53
Accrued expenses		2,810,565.00	3,090,965.00
Current portion of long term loans		—	—
Total current liabilities		**30,425,494.38**	**103,423,153.14**
Long term liabilities			
Long term loans		—	—
Debentures payable		—	—
Long term payable		—	—
Housing fund		89,216.78	—
Other long term liabilities		—	—
Total long term liabilities		**89,216.78**	—
Deferred tax			
Deferred tax liabilities		—	—
Total liabilities		**30,514,711.16**	**103,423,153.14**
			—
Shareholders' equity			
Share Capital		732,900,000.00	732,900,000.00
Capital reserve		434,244,471.81	445,108,742.81
Surplus reserve		55,786,345.16	88,268,589.29
including: public welfare fund		25,303,664.96	41,544,786.52
Retained earnings		143,041,380.61	106,827,214.45
Total shareholders' equity		**1,365,972,197.58**	**1,373,104,546.54**
Total liabilities and equity		**1,396,486,908.74**	**1,476,527,699.68**

Profit and Loss Account

For the year ended 31st December 2000

Form 6

Unit: Rmb

Items	**2000**	1999
Sales	—	—
Less: discounts	—	—
Net sales	—	—
Cost of sales	—	—
Less: sales tax	—	—
Profit from principal operations	—	—
Add: Other revenue	2,433,359.33	4,458,575.07
Less: Loss of stock	—	—
Less: Selling expense	—	—
Less: Administrative expense	13,594,661.68	14,519,341.87
Less: Financial expense	(5,357,377.21)	(5,750,827.01)
Profit from operations	**(5,803,925.14)**	**(4,309,939.79)**
Add: Investment income	152,166,042.72	132,973,836.44
Add: Subsidy income	—	—
Add: Non-operating income	10,344.91	—
Less: Non-operating expense	138,279.72	580.07
Profit fore tax	146,234,182.77	128,663,316.58
Less: Taxation	—	—
Net profit	**146,234,182.77**	**128,663,316.58**

Profit appropriation statement

For the year ended 31st December 2000

Form 7

Unit: Rmb

	Items	2000	1999
1.	**Net profit**	**146,234,182.77**	**128,663,316.58**
	Add: Retained earnings brought forewent	28,824,868.24	76,756,227.35
	Add: Transfer from surplus reserves	—	—
2.	**Distributable profit**	**175,059,051.01**	**205,419,543.93**
	Less: Transfer to statutory surplus reserves	14,623,418.28	12,866,331.66
	Less: Appropriation for public welfare fund	14,623,418.28	12,866,331.66
3.	**Distributable profit to shareholders**	**145,812,214.45**	**179,686,880.61**
	Less: Dividend for preferred shares	—	—
	Less: Transfer to discretionary surplus reserves	—	—
	Less: Dividend for ordinary shares	38,985,000.00	36,645,500.00
	Less: Dividend for ordinary shares transfer to share capital	—	—
4.	**Retained earnings**	**106,827,214.45**	**143,041,380.61**

Cash flow statement

For the year ended 31st December 2000

Form 8

Unit: Rmb

Items	Amount
1. Cash flow from operating activities	
Cash received from sale of goods or rendering of services	—
Rental payment received	—
Refund of tax	179,021.21
Other cash received relating to operating activities	7,368,832.64
Sub-total of cash inflows	**7,547,853.85**
Cash paid for goods and services	—
Cash paid for operating leases	1,081,200.00
Cash paid to or on behalf of employees	4,304,263.08
Value Added Tax paid	—
Income tax paid	—
Taxes paid other than Value Added Tax and income tax	92,045.26
Other cash paid relating to operating activities	3,991,792.09
Sub-total of cash outflows	**9,469,300.43**
Net cash flows from operating activities	**(1,921,446.58)**
2. Cash flow from investing activities	
Cash received from sale of investments	—
Cash received from distribution of dividend or profits	69,894,407.26
Cash received from bond interest income	—
Proceeds from sale of fined asset	—
Other cash received relating to investing activities	—
Sub-total of cash inflows	**69,894,407.26**
Cash paid to acquire fixed assets, intangible assets and other long-term assets	3,375,192.86
Cash paid to acquire equity investments	47,000,000.00
Cash paid to acquire debt investments	52,999,043.05
Other cash paid relating to investing activities	5,000,000.00
Sub-total of cash outflows	**108,374,235.91**
Net cash flows from investing activities	**(38,479,828.65)**

Cash flow statement

For the year ended 31st December 2000

Form 8

Unit: Rmb

	Items	Amount
3.	**Cash flows from financing activities**	
	Proceeds from issuing shares	—
	Proceeds from subsidiaries acquiring equity investment from minority shareholders	—
	Proceeds from issuing bonds	—
	Proceeds from borrowings	70,000,000.00
	Other proceeds related to financing activities	—
	Sub-total of cash inflows	**70,000,000.00**
	Cash repayments of amounts borrowed	—
	Cash payments of expenses on any financing activities	1,201,700.58
	Cash payments for distribution of dividend or profits	36,709,151.45
	Cash payments for distribution of dividend or profits to minority shareholders	—
	Cash payments of interest expenses	751,905.00
	Cash payments for finance lease	—
	Cash payments for reduction of registered capital	—
	Cash payments for reduction of registered capital to minority shareholders	—
	Other cash payments relating to financing activities	—
	Sub-total of cash outflows	**38,662,757.03**
	Net cash flows from financing activities	**31,337,242.97**
4.	**Effect of foreign exchange rate changes on cash**	**(532,947.58)**
5.	**Net increase (decrease) in cash and cash equivalents**	**(9,596,979.84)**

Cash Flow Statement

For the year ended 31st December 2000

Unit: Rmb

Notes	Items	
1.	Investing and financing activities that do not involve cash receipt and payments	
	Repayment of debts by the transfer of fixed assets	0.00
	Repayment of debts by the transfer of investments	0.00
	Investments in the form of fixed assets	0.00
	Repayment of debt by the transfer of inventories	0.00
	Fixed assets in the form of financial lease	0.00
2.	Reconciliation of net profit to cash flows from operating activities	
	Net profit	146,234,182.77
	Add: Provision for bad debts or bad debts written off	0.00
	Depreciation of fixed assets	1,699,852.94
	Amortisation of intangible assets	0.00
	Losses on disposal of fixed assets, intangible assets and other long term assets (less: gains)	0.00
	Losses on scrapping of fixed assets	0.00
	Financial expense	767,250.00
	Loss arising from investments (less: gains)	(152,166,042.72)
	Deferred tax credit (less: debit)	0.00
	Decrease in inventories (less: increase)	0.00
	Decrease in operating receivables (less: increase)	(17,127,348.27)
	Increase in operating payables (less: decrease)	18,670,658.70
	Increase in Value Added Tax (less: decrease)	0.00
	Others	0.00
	Net cash flows from operating activities	**(1,921,446.58)**
3.	Net increase in cash and cash equivalents	
	Cash at end of year	128,224,828.98
	Less: cash at beginning of year	137,821,808.82
	Plus: cash equivalents at the end of year	0.00
	Less: cash equivalents at the beginning of year	0.00
	Net increase (decrease) in cash and cash equivalents	**(9,596,979.84)**

1 COMPANY BACKGROUND AND PRINCIPAL ACTIVITIES

Guangzhou Pharmaceutical Company Limited (the "Company") is a joint stock company with limited liability established pursuant to a reorganization of eight Chinese patent medicine manufacturing entities and three pharmaceutical trading entities formerly under the supervision and control of Guangzhou Pharmaceutical Holdings Limited (the "Holding") with the capital injection of operating assets and the state owned equity in accordance with the document Tigaisheng [1997] 139 issued by the Economic Structure Reform Committee of the State. The Company obtained a business license with the official code of 63320680-x on 1 September 1997. Pursuant to the document Tigaisheng [1997] 145 issued by the Economic Structure Reform Committee of the State and the document Zhengweifa [1997] 56 issued by the Securities Committee of the State Council, the Company issued H shares which subsequently listed on The Stock Exchange of Hong Kong Limited in October 1997. The total number of shares of the Company is 732,900,000, including shares owned by the State of 513,000,000, comprising 70% of the total shares, and public shares of 219,900,000, comprising 30% of the total shares.

The Company and its subsidiaries (the "Group") are engaged in asset management, investment, financing, the research, development and manufacturing of Chinese patent medicine, biological products, health medicines and drinks, and the wholesale, retail and import and export of Chinese patent medicine, Western pharmaceutical products and various medical apparatus.

The Company's structure presently includes eight Chinese patent medicine manufacturing entities and three pharmaceutical trading entities.

2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION

1. **Accounting Policies**

The accounting policies adopted by the Company are in accordance with "Accounting Standard for Business Enterprises", "Accounting Regulations for Company Limited by Share" and its supplementary notice.

2. **Accounting Period**

The accounting period covers the calendar year from 1 January to 31 December.

3. **Currency Adopted in Accounting Records**

Accounting records are maintained in Renminbi.

4. **Basis of accounting and Valuation Convention**

The basis of accounting adopted by the Company is the accrual basis and assets are recorded using the historical cost convention.

2 **PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION** *(continued)*

5. Foreign Currency Translation

Foreign currency transactions during the year are translated into Renminbi at the exchange rates stipulated by the People's Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the exchange rates stipulated by the People's Bank of China at the balance sheet date. Exchange differences arising from these translations are taken to the profit and loss account.

6. Cash Equivalents

Cash equivalents are defined as investments that are short-term, highly liquid, readily convertible to cash and are subject to a low risk of change in value at the time the Company prepares the cash flow statement.

7. Basis of Preparation of Consolidated Financial Statements

1) The consolidated financial statements are prepared in accordance with the documents, Caizhengbu [1995] 11, of "Temporary regulation of consolidation of financial statements" and Caikuaierzi [1996] 2, "Reply on the queries of scope of consolidation for consolidated financial statements". The consolidated financial statements have included all principal subsidiaries and eliminated all the business transactions among the Company and its subsidiaries or among subsidiaries, based on the individual financial statements of each subsidiary in the scope of consolidation.

2) Subsidiaries in the consolidation scope of the consolidated financial statements

	Name of the Company	Registered capital Rmb ten thousand	Invested amount of the Company to its subsidiaries Rmb ten thousand	% of equity interest	Principle activities
1	Guangzhou Xing Qun Pharmaceutical Co., Ltd.	5,350	4,500	84.11	Production of Chinese patent medicine
2	Kwang Chow First Chinese Medicine Factory	1,167	5,053	100	Production of Chinese patent medicine
3	Guangzhou Chen Li Ji Chinese Medicine Factory	752	4,159	100	Production of Chinese patent medicine
4	Guangzhou Zhong Sheng Pharmaceutical Factory	499	2,099	100	Production of Chinese patent medicine

2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION *(continued)*

7. **Basis of Preparation of Consolidated Financial Statements** *(continued)*

	Name of the Company	Registered capital Rmb ten thousand	Invested amount of the Company to its subsidiaries Rmb ten thousand	% of equity interest	Principle activities
5	Guangzhou Qi Xing Pharmaceutical Factory	560	3,163	100	Production of Chinese patent medicine
6	Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	6,210	5,210	83.90	Production of Chinese patent medicine
7	Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	4,332	3,532	81.53	Production of Chinese patent medicine
8	Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	6,189	5,389	87.07	Production of Chinese patent medicine
9	Guangzhou Pharmaceutical Corporation	835	5,938	100	Trading of Western pharmaceutical products and medical apparatus
10	Guanzhou Chinese Medicine Corporation	882	4,644	100	Trading of Chinese patent medicine and Chinese raw medicine
11	Guangzhou Pharmaceutical Import & Export Corporation	257	354	100	Import and export of medicine

2 **PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION** *(continued)*

7. **Basis of Preparation of Consolidated Financial Statements** *(continued)*

3) Subsidiaries with over 50% equity interest held by the Company but not included in the consolidation are as follows:

The Company holds 75% equity interest in Guangzhou Yangcheng Pharmaceutical Health Product Co., Ltd., but does not include it in the consolidation since it has entered into liquidation and no longer operates.

The Company holds 70% equity interest in Guangzhou Guangjing Chinese Patent Medicine Innovation Center Co., Ltd., but does not include it in the consolidation based on the materiality principal since its total assets, sales and net profit to which the Company is entitled to for each period are all below 10% of those of the total of the Company and its subsidiaries.

The Company holds 51% and 53% equity interest of Guangzhou Xing Qun Trading and development Co., Ltd. and Guangdong Xinghua Health Drink Co., Ltd. respectively, but does not include them in the consolidation as the Company does not have substantial control over these two companies pursuant to relevant contracts and articles of association.

4) Guangzhou Qi Xing Pharmaceutical Company Limited, a subsidiary of Guangzhou Qi Xing Pharmaceutical Factory, is a foreign investment enterprise which shall apply "The accounting regulation for foreign investment enterprises in the People's Republic of China" and did not provide a provision for doubtful debts in accordance with the document, Caihuizi [1999] 35, "Notice of supplementary regulation on relevant accounting treatment in joint stock company with limited liability". The Company made an adjustment for such provision for doubtful debts while preparing the consolidated financial statements as set out in Point 8.

8. **Provision for Doubtful Debts**

The Company provides allowance for bad debts by making provision in the balance sheet. The provision will be off set when actual bad debts arise.

The standard of bad debts recognition: If the debtor becomes bankrupt or dies, the amount remaining after deducting that portion of the debt repaid through the recoup of the liquidated assets or estates will be the amount of the unpaid receivable. The debtor does not pay back a debt that has been outstanding for three years, and it has been determined as impossible to recover after the approval of the Board of Directors.

2 **PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION** *(continued)*

8. **Provision for Doubtful Debts** *(continued)*

According to the requirement issued in document of Caihuizi (1995) 35 by the Ministry of Finance and the policy of bad debts provision approved by the Board of Directors, the Company provides and an allowance for bad debts based on the aging of receivable balances. In addition, the Company provides a special provision for high risk receivables based on the financial status and liquidity of the debtor.
The provision and its rate is based on the aging of receivable balances as follows:

Ageing analysis	Provision
Within 1 year	1%
1~2 years	10%
2~3 years	30%
3~4 years	50%
4~5 years	80%
Over 5 years	100%

The above receivable includes accounts receivable and other receivables. The Company provides a provision for other receivable after deduction of the balance of inter-company debtors, unreimbursed business disbursements and other current accounts not involve return of working capital.

9. **Inventories**

Inventories of the Company include finished goods, work in progress, raw materials, goods in transit, low-value consumables and packaging materials.

Inventories are accounted for at cost and are recorded in the perpetual inventory record.

Subsidiaries consolidated include manufacturing enterprises and trading enterprises. The respective basis of accounts of inventories is as follows,

(1) Manufacturing enterprises:

The amount of raw materials stated at standard cost will be adjusted for price variances to arrive at the actual cost at month end. Raw materials stated at acquisition cost are accounted for on a weighted average basis or first-in-first-out basis.

Finished goods are stated at acquisition cost and accounted for on a weighted average basis.

Low-value consumables are stated at cost and write off at issuance.

2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION *(continued)*

9. Inventories *(continued)*

(2) Trading enterprises:

Inventories of wholesale enterprises are stated at cost and accounted for on first-in-first-out basis.

Inventories of retailers are stated using the selling price method. The amount is adjusted for price variances to arrive at actual cost at month end.

Inventories are stated at lower of cost and net realizable value at year end. The Company provides a provision for inventories.

10. Long-term equity investments

Long term equity investments of the Company are stated at cost.

Those enterprises in which the Company has made an investment that represents less than 20% of the investee's issued capital, are stated at cost. Those enterprises in which the Company has made an investment that represents more the 20% but less than 50% of the investee's issued capital, the equity method of accounting is adopted. Investments made which represent more or less than 50% of the investee's issued capital, , but of which the Company has substantial control, the equity method of accounting is adopted and consolidated financial statements are prepared.

When the equity method is adopted, the Company recognizes investment income or loss according to its attributable share of the investee enterprise's net profit or loss. When the cost method is adopted, profits or cash dividends declared to be distributed by the investee enterprise are recognized as investment income in the current period.

Equity investment differences are amortized on a straight-line method over the investment period, if any, as stipulated in the investment contract. If the investment period is not specified in the contract, the excess of the investment cost over the investor's share of owner's equity of the investee enterprise is amortized over a period not more than 10 years. The shortfall of investment cost over the investor's share of owner's equity of the investee enterprise is amortized over a period of not less than 10 years.

11. Long-term bond investments

Bonds invested by the Company are stated at investment cost.

Premiums or discounts are amortized on a straight-line method when recognizing related interest income over the period between the acquisition date and the maturity date of the bond.

2 **PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION** *(continued)*

12. Provision for long-term investments

According to the document, Caihuizi (1999) No. 35 issued by the Ministry of Finance and approved by the Board of Directors, in the event of a continuing decline in market value or changes in operating conditions of the investee enterprise where the decline will not be recovered in the foreseeable future, the Company will provide for this based on the difference between the recoverable amount and the carrying amount of the investment.

13. Fixed Assets and Depreciation

Fixed assets include buildings, motor vehicles, machinery and equipment which have useful lives over one year and unit costs greater than Renminbi 2,000 . Fixed assets are stated at cost. Depreciation is provided to write off the cost over their useful lives on a straight-line method, after taking into account the estimated residual value of 3% to 5% (10% for foreign investment enterprises). The annual rates of depreciation are as follows:

Fixed assets category	Depreciation life	Depreciation Rate
Buildings	15~50 years	1.9%~6.46%
Machinery and equipment	4~18 years	5.28%~24.25%
Motor vehicles	5~10 years	9.5%~19.4%
Electrical equipment	5~10 years	9.5%~19.4%
Office equipment	4~8 years	11.875%~24.25%
Other equipment	4~15 years	6.33%~24.25%

14. Intangible Assets and its Amortisation

Intangible assets, which are mainly land use rights, are stated at cost. Amortization is provided to write off the cost evenly over their useful lives.

15. Pre-operating expenses

Pre-operating expenses are stated at cost. Amortization is provided to write off the cost evenly over a period of not more than 5 years from the first month after the month of commencing operations.

16. Long-term deferred expenses

Long-term deferred expenses are stated at cost. Amortization is provided to write off the cost evenly over the anticipated beneficial period.

17. Accounting for borrowing cost

Borrowing costs relating to operations are taken to financial expenses of the current period.

The interest incurred in the acquisition of long-term assets is capitalized before the project is delivered for use, and included as a project cost.

2 PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION *(continued)*

18. Recognition of income

Income in respect of sales of goods is recognized when the title to the goods and its major risks and rewards are passed to customers; the Company no longer has the right of supervision and control over the goods; either the proceeds are received or entitlement of proceeds is evidenced, and the cost of sale can be estimated reliably.

Income in respect of service rendered is recognized when service is provided and either the fees are received or entitlement to fees is evidenced.

19. Taxation

The Company accounts for income tax using the tax payable method.

20. Change in accounting estimates

The Company provided a 50% provision on receivables with aging over 3 years in previous years. As approved by the Board of Directors, from 1 January 2000, the Company provides the provision using the method set out in Note 8 above on receivables with aging over 3 years. This is set out as follows: provide a 50% provision for those with aging of 3 to 4 years; provide a 80% provision for those with aging of 4 to 5 years; provide a 100% provision for those with aging over 5 years. These charges in estimates has increased the provision by Rmb7.95 million.

21. Profit appropriation

The profit after tax shall be applied in the following order:

1) making up losses;

2) allocation of 10% to statutory surplus reserve fund;

3) allocation of 10% to statutory public welfare fund;

4) allocation to discretionary surplus reserve fund;

5) payment of dividends.

The distribution of profit after tax and payment of dividends shall be proposed by the Board of Directors and approved by the shareholders' general meeting. Unless the shareholders come to another agreement, the Board of Directors is authorised by the shareholders' general meeting to declare and pay interim dividends.

3 TAXATION AND OTHER ADDITIONAL TAXES

The type and rate of tax applicable to the Group is as follows:

1. Turnover tax and other additional taxes

1) Turnover tax

Activity category	Tax category	Tax rate
Sales of goods	Value Added Tax ("VAT")	17%
Sales of materials	Value Added Tax	17%
Rental income	Business Tax	5%
Income from loan receivable	Business Tax	8%

2) City construction tax

The city construction tax is calculated and paid based on 7% of the total amount of VAT. Subsidiaries of the Group which are foreign invested enterprises are not subjected to city construction tax in accordance with PRC regulations.

3) Education levies

The education levies is calculated and paid based on 3% of total taxable turnover. Subsidiaries of the Group which are foreign invested enterprises are not subjected to education fee tax in accordance with PRC regulations.

2. Enterprises income tax

The Group accrues and pays enterprises income tax in accordance with "Temporary regulation of enterprises income tax in the People's Republic of China". Pursuant to the document Yuefu [1998] 47 issued by the Government of Guangdong Province and Suifu [1998]39 issued by the Guangzhou Municipal Government, the Company and its subsidiaries are entitled to a tax refund privilege during the period of "the 9th five years project" from 1 September 1997 (date of establishment of the Company) to 31 December 2000 with a prevailing tax rate of 15%.

Pursuant to "Corporate enterprises Tax Law for Foreign Invested Enterprise in the People's Republic of China", Guangzhou Qi Xing Pharmaceutical Company Limited, one of the Company's subsidiary, applies the corporate income tax rate of 24% and local income tax rate of 3%.

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are stated in Rmb Yuan unless otherwise stated)

1. Bank balances and cash

	1999	2000
Cash on hand	698,306.26	**607,564.33**
Cash at bank	505,692,844.94	**485,986,024.73**
Other balances	1,762,400.15	**1,738,989.39**
	508,153,551.35	**488,332,578.45**

1) Breakdown of bank balances

	1999	2000
Saving and current accounts	374,685,544.94	**361,802,695.33**
Fixed deposit	131,007,300.00	**124,183,329.40**
	505,692,844.94	**488,332,578.45**

2) Break down of other balances

	1999	2000
Credit card deposit	1,240,469.30	**1,168,594.48**
Deposit for letter of credit	521,930.85	**570,394.91**
	1,762,400.15	**1,738,989.39**

2. Dividend receivable

The balance of dividend receivable amounted to Rmb 3,013,835 and represents the dividend of year 2000 due from Naihai Southern Packing Company Ltd.

IV NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

3. Accounts receivable

1) Ageing analysis of accounts receivable as at 31 December, 2000

Ageing	1999			2000		
	Balance	Percentage	Bad debt provision	Balance	Percentage	Bad debt provision
Within 1 year	423,725,205.81	81%	5,156,676.20	**428,329,129.31**	**85%**	**4,432,239.56**
1-2 years	30,810,396.59	7%	4,370,313.99	**22,436,085.03**	**4%**	**2,825,263.85**
2-3 years	28,468,699.27	5%	7,633,057.14	**15,632,048.55**	**3%**	**5,388,288.34**
3-4 years	28,890,664.06	5%	14,107,187.7	**22,145,204.91**	**4%**	**11,492,785.66**
4-5 years	7,852,939.13	1%	3,047,614.36	**8,954,724.66**	**2%**	**7,454,011.36**
Over 5 years	4,729,582.27	1%	3,581,790.65	**9,112,858.54**	**2%**	**9,112,858.54**
	524,477,487.13	100%	37,896,640.06	**506,610,051.00**	**100%**	**40,705,447.31**

2) From the balance aforementioned, no current account is due from shareholders whose share is over 5% of the total share.

3) From the balance aforementioned, the five customers with largest balance are listed below.

	2000	**Aging**	**Reason**
Operation Department of Nanhai Pharmaceutical Group	**15,980,000.00**	Within 1 year	Within credit period
Guangdong Chinese Medical Institute	**4,676,712.66**	Within 1 year period	Within credit
The first Affiliated Hospital of Guangzhou Chinese Medical College	**4,629,001.74**	Within 1 year	Within credit period
Zhongshan Medical University Medical Company Ltd.	**4,567,971.79**	Within 1 year	Within credit period
Affiliated Zhujiang Hospital of the First Army Medical University	**4,472,890.66**	Within 1 year	Within credit period

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. Other receivables

1) Aging analysis of other receivables as at 31 December, 2000

Ageing	1999			2000		
	Balance	Percentage	Bad debt provision	**Balance**	**Percentage**	**Bad debt provision**
Within 1 year	73,225,251.59	37%	17,144.55	**73,704,217.96**	**41%**	**367,272.10**
1-2 years	82,356,900.91	42%	419,767.25	**58,810,191.88**	**33%**	**302,820.40**
2-3 years	8,805,394.91	5%	3,008,477.21	**20,646,908.49**	**11%**	**802,629.46**
3-4 years	25,365,994.82	13%	5,125,772.84	**18,340,742.48**	**10%**	**3,162,994.4**
4-5 years	6,125,545.68	3%	25,000.00	**8,663,356.92**	**5%**	**876,379.00**
Over 5 years	87,319.24	0%	0.00	**62,098.00**	**0%**	**62,098.00**
	195,966,407.15	100%	8,596,161.85	**180,227,515.73**	**100%**	**5,574,193.39**

2) Details of other receivables

	2000
Current account with external company	**107,174,296.53**
Advance for operation	**34,358,528.47**
Expense not reimbursed	**2,828,685.30**
Deposit	**25,147,184.26**
Advance for stand by purpose	**2,389,375.58**
Others	**8,329,445.59**
	180,227,515.73

3) Among the other receivable accounts, the amount due from shareholders with 5% or more shareholding is the amount due from Guangzhou Pharmaceutical Holding Company Limited. The amount due was Rmb 2,499,594.71.

IV NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

4. Other receivables *(continued)*

4) Among the balance aforementioned, the five customers with the largest balances are listed below.

Name	Balance	Aging	Reason
Everbright Bank of China Guangzhou Branch	19,500,000.00	Within 1 year	Deposit for investment
Redcross Hospital of Guangzhou	10,149,500.00	Within 1 year	Current account for business, no repayment term
Guangzhou Pharmaceutical Group Ying Bong Sales Company Limited	4,000,000.00	Within 1 year	Related company balance, no repayment term
Guang Dong Xinghua Health Drink Co. Ltd.	3,800,000.00	Within 1 year	Related company balance, no repayment term
Zhong Sheng Hong Hua Company Limited	2,373,771.46	3-4 years	Under litigation, penking judgement, provision has been made
Pan Yu City Fibre Element Factory	2,279,034.99	Within 1 year	Current account for business, no repayment term

5. Advance to suppliers

The closing balance of advance to suppliers is 8,425,742.30. The five suppliers with the largest balances are listed below:

Supplier	2000	Aging	Reason
Zhaoqing Li Wei Pharmaceutical Company Ltd.	**2,204,680.63**	Within 1 year	Within the contract terms
Hainan Hailin Medical Factory	**1,512,059.20**	Within 1 year	Within the contract terms
Prepayment for decoration of retail shops	**793,798.80**	Within 1 year	Within the contract terms
Yunnan Natural medicine Company	**624,063.30**	Within 1 year	Within the contract terms
Zhuhai Chemical Import and Export Company	**211,037.37**	Within 1 year	Within the contract terms

6. Subsidy receivable

	1999	2000
Export tax refundable	1,661,604.28	**3,140,178.87**
Others	0.00	**2,041.99**
	1,661,604.28	**3,142,220.86**

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

7. Inventory

	1999		**2000**	
	Balance	Provision	**Balance**	**Provision**
Goods in transit	6,657,440.83	0.00	**5,871,564.98**	**0.00**
Raw material	106,073,429.46	6,424,400.00	**86,786,844.93**	**0.00**
Work in progress	26,554,817.41	0.00	**40,289,311.68**	**0.00**
Finished goods	40,434,108.43	0.00	**53,792,235.55**	**0.00**
Consumables	1,175,269.97	0.00	**1,279,083.91**	**0.00**
Packing Material	20,734,960.79	0.00	**19,683,529.93**	**0.00**
Goods for process	1,159,228.58	0.00	**854,332.54**	**0.00**
Goods for resale	474,900,679.44	1,346,533.60	**578,948,233.49**	**1,014,378.94**
Others	4,025,725.19	0.00	**2,971,742.71**	**0.00**
	681,715,660.10	7,770,933.60	**790,476,879.72**	**1,014,378.94**

The company made a provision of Rmb 1,014,378.94 for obsolete and slow moving stock based on the difference between the cost and net realizable value. The net realizable value of obsolete stock is calculated based on estimated selling price. The net realizable value of slow moving stock is calculated based on market price.

8. Deferred expense

	Opening balance	**Addition**	**Amortization**	**Closing balance**
Insurance expense	2,441,464.46	4,124,281.86	4,085,483.61	2,480,262.71
Repair and maintenance of fixes assets	326,264.52	249,637.86	488,373.09	87,529.29
Road toll	57,629.27	350,044.00	265,873.27	141,800.00
Advertising	1,183,713.20	632,066.68	1,724,546.53	91,233.35
Stamp duty	13,333.34	51,908.94	52,212.78	13,029.50
Consumables	0.00	33,926.92	33,926.92	0.00
Deductible input VAT	43,613,244.86	12,197,567.45	0.00	55,810,812.31
Others	1,053,638.32	1,873,009.79	2,280,223.77	646,424.34
	48,689,287.97	19,512,443.50	8,930,639.97	59,271,091.50

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

9. Long term equity investment

Investee	Expired date	Shareholding percentage	Closing balance	Initial amount of investment	Changes under equity method during the year	Provision
Guangdong Xinghua Health Drink Company Limited.	2008	53.00%	40,103,651.30	39,644,000.00	-527,225.89	0.00
Guangdong Xingqun Trading Development Company Limited.	N/A	51.00%	533,941.08	751,427.00	-69,773.05	0.00
Nanhai Southern Packing Company Limited	2011	21.42%	30,000,000.00	30,000,000.00	0.00	0.00
Guangzhou Zhongfu Pharmaceutical Company Limited	N/A	50.00%	1,425,163.13	400,000.00	384,494.79	0.00
Indonesia Sanyou Industrial Company Limited	2014	50.00%	973,076.06	1,420,757.64	0.00	0.00
Gangzhou Yangcheng Pharmaceutical Health Company Limited	N/A	75.00%	595,612.06	2,000,000.00	0.00	0.00
Guangzhou Zhongsheng Medical Factory Taihe Substation	N/A	50.00%	785,315.05	1,000,000.00	0.00	785,315.05 <a>
Guangzhou Guangjin Chinese Medical Technology Innovation Company Limited	2008	70.00%	673,756.80	700,000.00	17,017.55	0.00
Ming Tai Industrial (Thailand) Company Limited	2007	40.00%	593,041.50	516,930.33	0.00	0.00
Guangzhou Jihua Medical Appliance Company Limited	N/A	30.00%	500,000.00	500,000.00	0.00	0.00
Shanghai Jiuhe Tang Chinese Medicine Company Limited	2007	20.52%	615,000.00	615,000.00	0.00	0.00
Chinese Medical Trading Association Co. Ltd.	N/A	10.00%	400,000.00	400,000.00	0.00	400,000.00 <b>
Qixing Mazhong Pharmaceutical Company Limited	10	40.00%	362,826.38	362,826.38	0.00	0.00
Transportation Bank Guangzhou Branch	N/A		340,170.83	348,356.00	0.00	0.00
Guangzhou Medicine Company Bei Jing Lu Medicine Store	N/A	20.00%	218,399.05	160,000.00	0.00	0.00
Holding Company of Nine Cities Eleven Factories Association	N/A		50,000.00	0.00	0.00	0.00
Hang Zhou Medical Station Co. Ltd.	N/A	13.47%	264,000.00	264,000.00	0.00	0.00
Consolidation Variance			1,890,389.98	0.00	0.00	0.00 <c>
			80,324,343.22	79,133,297.35	-195,486.60	1,185,315.05

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

9. Long term equity investment *(continued)*

a. Guangzhou Zhongsheng Medical Factory Taihe Substation has substained severe losses. The factory was under the process of liquidation in 2000 had and not yet been completed at year end.

b. Since Chinese Medical Trading Association Co. Ltd. is facing severe operational difficulties, the company is about to quit this investment.

c. The consolidation variance of Rmb1,890,389.98 represents the variance between the payment, which is paid by Guangzhou Pangaoshou Pharmaceutical Co. Ltd.in October, 2000 to buy 32% share of Guangzhou Pangaoshou Natural Health product Company Limited, and the share of net assets acquired. The share of Guangzhou Pangaoshou Natural Health product Company Limited held by Guangzhou Pangaoshou Pharmaceutical Co. Ltd. increased from 43% to 75%.

10. Long term debenture investment

Debenture	Book value	Expired date	Yearly interest rate	Cost	Opening balance	Accrued interest	Closing balance
Debenture of "Important Company"	120,000.00	1996	7.20%	120,000.00	231,896.00	111,896.00	231,896.00
Capitalised fund for electricity station	60,000.00			60,000.00	60,000.00	0.00	60,000.00
State treasury bond	1,000,000.00	2000.5.14	9.18%	1,000,000.00	1,000,000.00	0.00	0.00
	1,180,000.00			1,180,000.00	1,291,896.00	111,896.00	291,896.00

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

11. Fixed assets and accumulated depreciation

Cost	Opening balance	Addition	Disposal	Closing balance
Building	450,009,330.41	73,452,672.70	37,135,386.69	486,326,616.42
Machinery	339,240,962.44	36,593,802.79	7,805,277.24	368,029,487.99
Transportation Vechicle	81,180,754.60	7,258,519.23	10,072,243.21	78,367,030.62
Electrical equipment	10,191,411.89	2,725,488.12	50,984.00	12,865,916.01
Office equipment	24,281,485.02	5,496,290.21	2,045,443.00	27,732,332.23
	904,903,944.36	125,526,773.05	57,109,334.14	973,321,383.27

Accumulated depreciation	Opening balance	Addition	Disposal	Closing balance
Building	76,595,899.89	18,205,430.03	183,809.60	94,617,520.32
Machinery	149,369,314.62	33,579,775.04	4,775,853.61	178,173,236.05
Transportation Vechicle	33,550,154.96	8,336,777.23	4,971,293.92	36,915,638.27
Electrical equipment	5,069,089.92	1,805,772.96	43,515.86	6,831,347.02
Office equipment	10,940,884.06	4,099,459.58	1,067,259.80	13,973,083.84
	275,525,343.45	66,027,214.84	11,041,732.79	330,510,825.50

(1) During the year, transfer from construction in progress amounted to Rmb80,522,671.33.

(2) As at 31 December 2000, bank loans amounting to Rmb576,160,000 (1999: 594, 280,000) was pledged with fixed assets with net book value of Rmb171,738,000 (1999: 273,235,000).

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

12. Construction in progress

Project	Budget	Opening balance	Addition	Transferred to fixed asset	Closing balance	Capitalised interest expense included in closing balance	Financing source	Percentage of progress
Dormitory of Guangzhou Pangaoshou Pharmaceutical Co.		3,468,668.31	1,771,596.62	5,240,264.93	0.00	0.00	Working capital	Completed and settled
Prepayment for equipment		593,453.18	3,168,016.38	2,664,316.38	1,097,153.18	387,541.18	Working capital	Completed but not settled
Prepayment for construction project		204,574.17	3,170,668.33	704,574.17	2,670,668.33	0.00	Working capital	Completed but not settled
Relocation of Guangzhou Xingqun Pharmaceutical Company		68,284,518.63	39,142,492.63	17,578,574.87	89,848,436.39	12,662,129.22	Working Capital and loan	81%
No.1 store of Xiao Yan Wan	2,170,000.00	2,172,729.00	0.00	2,172,729.00	0.00	0.00	Working capital	Completed and checked
Store of Xiang Tai Building	3,420,000.00	3,414,062.72	0.00	3,414,062.72	0.00	0.00	Working capital	Completed and checked
Construction project of Tan Jiang Cun	1,800.000.00	1,801,526.20	0.00	1,801,526.20	0.00	0.00	Working capital	Completed but not settled
Warehouse project of Tan Jiang Cun	12,325,000.00	7,555,751.43	4,301,769.84	0.00	11,857,521.27	730,972.82	Loan	60%
Production base in Song Gang		12,238,167.06	230,388.51	0.00	12,468,555.57	0.00	Working capital	Completed but not settled
Compositive workshop in Shi Qiao		8,584,860.34	1,036,567.36	9,621,427.70	0.00	0.00	Loan	Completed and being used
Office Building in Times Square	29,049,300.00	0.00	32,433,214.79	0.00	32,433,214.79	0.00	Working capital	Completed and being used
Installation of equipment		1,089,803.00	0.00	0.00	1,089,803.00	199,050.00	Working capital	Completed but not settled
Equipment for process workshop		4,799,952.50	73,203.50	4,873,156.00	0.00	0.00	Working capital	Completed but not settled
Process workshop		8,765,820.30	70,614.79	8,836,435.09	0.00	0.00	Working capital	Completed and settled
Road of Process workshop		241,620.00	0.00	241,620.00	0.00	0.00	Working capital	
Store in Hongjia Garden	2,040,000.00	2,042,862.50	0.00	0.00	2,042,862.50	0.00	Working capital	Completed and being decorated

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

12. Construction in progress *(continued)*

Project	Budget	Opening balance	Addition	Transferred to fixed asset	Closing balance	Capitalised interest expense included in closing balance	Financing source	Percentage of progress
Project for environment protection		80,000.00	0.00	0.00	80,000.00	0.00	Working capital	50%
Store in Huayou Building	3,010,000.00	3,010,000.00	0.00	0.00	3,010,000.00	0.00	Working	Completed and being decorated
Relocation and expansion of Chenliji factory		31,902,596.52	1,693,956.12	147,151.90	33,449,400.74	0.00	Working	98%
Office in Fuqian Building		7,560,000.00	100,000.00	0.00	7,660,000.00	0.00	Working capital	95%
No. in Dong Ri Yuan	1,810,000.00	1,723,672.00	87,274.00	1,810,946.00	0.00	0.00	Working capital	Completed and checked
Store in sunshine garden	1,260,000.00	0.00	1,266,205.00	0.00	1,266,205.00	0.00	Working capital	Completed and being refurbished
Pending CIP to transfer		6,744,943.51	0.00	6,744,943.51	0.00	0.00	Working capital	
Store in Baolifeng Garden	2,590,000.00	2,593,500.00	177,450.00	2,770,950.00	0.00	0.00	Working	Checked but not settled
Upgrade project in GMP		8,836,779.12	9,400,506.12	9,199,039.12	9,038,246.12	2,121,020.17	Working	Completed but not settled
New cooling project		533,534.32	0.00	533,534.32	0.00	0.00	Working	Completed and settled
Others		1,496,141.59	1,000,707.84	2,167,419.42	326,136.01	0.00	Working capital	90%
		189,739,536.40	99,124,631.83	80,522,671.33	208,338,202.90	16,100,713.39		

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

13. Intangible assets

Items	Acquisition method	Cost	Amortization	Accumulated amortization	Closing balance	Remaining amortization period
Land use right of Nanzhou Road factory	Purchase	4,301,046.00	88,423.92	249,027.01	4,052,018.99	45 years
Land use right of Renmin Road factory	Purchase	2,686,602.00	54,828.60	211,359.98	2,475,242.02	45 year
Land use of Guanlv Road	Purchase	40,873.95	890.52	3,562.06	37,311.89	42 year
Land use right of No.19-29 of Ningxiheng Street	Purchase	1,600,547.00	35,094.50	140,383.26	1,460,163.74	42 years 7 months
Land use right of No. 50-54 and No. 72-76 Conggui Road	Purchase	245,477.00	4,909.54	14,728.62	230,748.38	47 year
Land use right of No. 77 of Shanmulan	Purchase	199,200.00	2,324.00	2,324.00	196,876.00	49 years 8 months
Land use right of No. 194 of Beijing Road	Purchase	2,362,581.08	47,251.65	116,929.07	2,245,652.01	47 years 6 months
Land use right of Southern Guangzhou AvenuePurchase		27,006,173.92	540,123.48	1,800,411.60	25,205,762.32	46 years 8 months
Land use right of No. 32 of Duobao Road Changhua New Street	Purchase	1,062,988.00	37,200.00	75,200.00	987,788.00	27 years
Land use right of Songgang Factory	Purchase	25,333,832.00	517,522.76	5,381,980.86	19,951,851.14	48 years
Land use right of Panyu Dongsheng Industrial District	Purchase	15,947,019.00	319,380.00	1,257,092.32	14,689,926.68	45 years
Land use right of Guangzhou Baiyun District Jiangcun factory	Purchase	3,463,092.00	70,875.72	167,370.39	3,295,721.61	46 years 6 months
Revaluation surplus of land use right	Revaluation surplus	17,928,863.00	495,272.50	1,650,908.14	16,277,954.86	32 years 10 months
Land use right of Huang Jin Wei	Purchase	1,051,697.00	11,843.41	11,843.41	1,039,853.59	36 years 7 months
Land use right of Shi Er Pu New Street	Purchase	3,509,041.00	39,516.20	39,516.20	3,469,524.80	36 years 7 months
Land use right of He Ping West Road	Purchase	1,535,744.00	17,294.39	17,294.39	1,518,449.61	36 years 7 months
Land use right of No.328 in Bei Jing Road	Purchase	130,699.00	11,881.74	35,645.20	95,053.80	9 years
Land use right of No.265 Da Xin Street	Purchase	330,153.00	6,603.06	26,412.24	303,740.76	46 years
Land use right of No.12 Sai Ba Road	Purchase	1,764,522.90	35,290.44	125,120.15	1,639,402.75	46 years 5 months
Land use right of Cai Zhi Lin Hai Qiang Store	Purchase	27,045.00	676.20	2,028.58	25,016.42	37 years

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

13. Intangible assets *(continued)*

Items	Acquisition method	Cost	Amortization	Accumulated amortization	Closing balance	Remaining amortization period
Land use right of Cai Zhi Lin Tong Ren Store	Purchase	109,032.00	2,725.80	8,177.30	100,854.70	37 years
Land use right of Cai Zhi Lin Sha Yuan Store	Purchase	37,120.00	927.96	2,783.85	34,336.15	37 years
Land use right of A area of Xin Zhou Warehouse	Purchase	1,096,704.00	21,934.08	114,041.20	982,662.80	44 years 10 months
Land use right of B area of Xin Zhou Warehouse	Purchase	2,676,141.00	53,522.88	272,639.78	2,403,501.22	44 years 11 months
Land use right of Sai Ba Kou Warehouse	Purchase	402,518.00	8,050.32	41,855.88	360,662.12	44 years 10 months
Land use right of Chang AnWarehouse	Purchase	114,675.00	2,548.32	12,688.99	101,986.01	40 years
Land use right of Jiu Fo AnWarehouse	Purchase	65,136.00	1,628.40	7,750.23	57,385.77	35 years 3 months
Land use right of No.85 in Shang Jiu Road	Purchase	2,973,460.00	66,076.92	329,019.58	2,644,440.42	40 year
Land use right of Dabaotang Medicine store	Purchase	108,461.00	98,267.26	108,461.00	0.00	replaced
Land use right of 26 Hongchang Dajie	Purchase	309,046.00	6,180.96	32,136.40	276,909.60	44 years 10 months
Land use right of 20 Baohua North Road	Purchase	163,591.00	4,089.72	19,464.78	144,126.22	35 years 3 months
Land use right of 44 Biangjiang West Road	Purchase	577,366.00	12,830.28	63,886.52	513,479.48	40 years
Land use right of Panyu Dongsheng Industrial Zone	Purchase	2,816,724.60	58,076.80	358,140.24	2,458,584.36	43 years
Land use right of 33 Xingang Central Road Chigang North Street	Investment	1,755,288.00	35,105.76	70,211.52	1,685,076.48	48 years
Proprietary technology	Investment	499,800.00	49,980.00	199,920.00	299,880.00	6 years
Proprietary technology	Purchase	338,640.00	128,229.37	130,200.00	208,440.00	9 years
		124,570,899.45	2,887,377.46	13,100,514.75	111,470,384.70	

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

14. Pre-operating expense

Cost	3,398,681.32
Amortization in 2000	2,901,631.44
Accumulated amortization	3,327,344.40
Closing balance	71,336.92
Remaining amortization period	3 years

15. Long term deferred expense

Item	Amortization period	Cost	Amortization in 2000	Accumulated amortization	Closing balance	Remaining amortization period
Improvements	4-5 years	18,063,037.89	3,722,209.57	6,390,342.20	11,672,695.69	1-5 years
Expenditure on leasehold improvement	5 years	1,693,800.00	338,760.00	1,016,280.00	677,520.00	2 years
Expenditure on public utility	5 years	3,112,221.58	584,890.44	1,786,299.13	1,325,922.45	1-3 years
Small machine computer system	3 years	2,848,000.00	632,888.88	632,888.88	2,215,111.12	2 years and 4 months
Expenditure on computer development	5 years	2,797,616.73	625,813.18	625,813.18	2,171,803.55	2 years
Installation of telephone	5 years	1,169,000.00	182,965.82	655,509.06	513,490.94	2years
ERP system	5 years	4,821,159.92	781,810.60	781,810.60	4,039,349.32	2-5 years
Expenditure on development of electrical power	5 years	2,204,800.00	565,839.96	1,293,599.88	911,200.12	1.5-2 years
Expenditure on development of electricalpower of new factory	5 years	800,000.00	159,996.00	479,988.00	320,012.00	2 years
Usage right of utilities	4 years	1,118,890.00	251,752.44	615,384.92	503,505.08	2 years
Revaluation surplus of H shares	5 years	6,196,963.49	1,203,592.56	3,811,477.72	2,385,485.77	1-2 years
GMP project improvement	5 years	4,426,817.44	885,363.60	2,874,008.85	1,552,808.59	3 years and 6 months
Others	5 years	811,803.92	162,360.76	630,942.28	180,861.64	1-2 years
		50,064,110.97	10,098,243.81	21,594,344.70	28,469,766.27	

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

16. Short term loans

	1999	2000
Loan by credit	81,520,000.00	**44,640,000.00**
Pledged loans	290,780,000.00	**250,880,000.00**
Guaranteed loans	235,850,000.00	**182,480,000.00**
	608,150,000.00	**478,000,000.00**

There are no overdue loans within the closing loan balance

17. Accounts payable

1) Aging analysis on accounts payable

Aging	1999 Balance	1999 Percentage	**2000 Balance**	**2000 Percentage**
Within 1 year	428,815,082.48	91%	**477,378,074.89**	**93%**
1-2 years	16,641,213.85	3%	**17,086,164.32**	**3%**
2-3 years	6,976,016.12	1%	**7,116,441.96**	**1%**
Over 3 years	22,059,820.10	5%	**15,145,546.43**	**3%**
	474,492,132.55	100%	**516,726,227.60**	**100%**

2) Of the closing balance aforementioned, no current account is due to shareholders whose share holding is over 5% of total issued share of the Company.

18. Dividend payable

	2000	**Reason for non settlement**
State Shares	**15,390,000.00**	Proposed final dividend, to be period in 2001
Public shares in society	**8,937,000.00**	Proposed final dividend, to be paid in 2001
Overseas public shares	**30,008.29**	2000 Interim dividend not paid yet
Employee shares	**5,073,088.87**	Dividend of year 2000, to be paid in 2001
	29,430,097.16	

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

19. Tax payable

	2000
Business tax	605,035.31
Value added tax	4,557,340.34
City construction tax	753,304.21
Income tax	28,770,559.74
Property tax	286,134.08
Withholding tax	67,207.95
Custom duty	-465,744.08
Others	945,815.68
	35,519,653.23

The policy of taxation mentioned in Note III. is implemented in the current reporting period.

20. Other current liability

	Calculation base	2000
Education surcharge	3% of VAT, Business tax and consumption tax	331,552.29
Flood prevention levy & others	0.18% of VAT, Business tax, consumption tax and Resource tax	2,739,432.12
Others		166,373.81
		3,237,358.22

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

21, Other payable

1) Aging analysis of other payable

Aging	1999 Balance	Percentage	2000 Balance	Percentage
Within 1 year	91,803,285.64	58%	**139,827,243.37**	**59%**
1-2 years	20,477,553.08	13%	**33,989,368.60**	**15%**
2-3 years	22,224,829.86	14%	**15,304,722.88**	**7%**
Over 3 years	24,041,895.24	15%	**44,152,093.22**	**19%**
	158,547,563.82	100%	**233,273,428.07**	**100%**

2) Break down of other payables closing balance

	2000
Current account due to external company	**65,774,157.48**
Housing subsidy payable to Guangzhou Pharmaceutical Group	**62,029,905.67**
Technology improvement	**17,573,347.38**
Administration charger and government levies	**10,472,640.28**
Housing fund	**10,810,777.23**
Rental	**1,383,846.10**
Staff education fund	**6,614,494.20**
Labour insurance	**3,651,525.52**
Contractor fee	**625,617.17**
Deposit	**10,835,316.82**
Labour union fund	**1,150,235.03**
Staff bonus and welfare fund	**1,082,341.21**
Interest	**4,819,652.60**
Advance from staff	**3,019,937.67**
Centralization fund	**15,248,365.32**
Others	**14,181,268.39**
	229,273,428.07

3) Among the other payable accounts, Guangzhou Pharmaceutical Group holds over 5% of the total share of the Company. The account amounts to Rmb 62,029,905.67. Please refer to Note 7 on related parties transactions below.

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

22. Accrued expense

	1999	**2000**
Advertising	280,180.90	**0.00**
Consulting fee and audit fee	2,269,965.00	**3,080,965.00**
Interest on loan	563,739.40	**737,725.93**
Rental	858,994.67	**233,883.10**
Electricity and utilities	15,241.28	**76,091.78**
Others	246,975.72	**510,456.52**
	4,235,096.97	**4,639,122.33**

23. Long term liabilities due within 1 year

The balance of the long term liabilities due within 1 year is Rmb 34,000,000.00; are all denominated in Rmb and all are pledged.

24. Long term loans

Bank	**Period**	**Year interest rate**	**2000**	**Terms**
The first branch of Guangzhou ICBC	2000.07.28~2002.11.20	5.940%	5,000,000.00	Pledged
The first branch of Guangzhou ICBC	2000.07.28~2002.09.20	5.940%	5,000,000.00	Pledged
The first branch of Guangzhou ICBC	2000.07.28~2002.05.20	5.940%	5,000,000.00	Pledged
The second branch of Guangzhou ICBC	2000.02.25~2002.04.18	6.534%	10,000,000.00	Pledged
The second branch of Guangzhou ICBC	2000.02.25~2002.03.15	6.534%	10,000,000.00	Pledged
The second branch of Guangzhou ICBC	2000.03.06~2002.07.18	6.534%	10,000,000.00	Pledged
The second branch of Guangzhou ICBC	2000.02.29~2002.07.04	6.534%	5,000,000.00	Pledged
The second branch of Guangzhou ICBC	2000.03.02~2002.08.04	6.534%	5,000,000.00	Pledged
The second branch of Guangzhou ICBC	2000.02.09~2002.05.04	6.534%	5,000,000.00	Pledged
The second branch of Guangzhou ICBC	2000.02.25~2002.03.02	6.534%	5,000,000.00	Pledged
			65,000,000.00	

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

25. Long term payables

Creditor	Nature	2000
Guangzhou Authority of state owned asset management	Dividend payable to state	**3,601,287.27**
Guangzhou Authority of state owned asset management	Dividend of state owned share	**4,635,902.05**
Housing fund		**3,778,181.80**
Others		**2,104,427.82**
		14,119,798.94

26. Housing fund

According to the documents, Caiqi [2000] 295 and Caiqi [2000] 878, issued by the Ministry of Finance, the closing balance of housing fund have been offset to the opening retained earnings.

This accounting treatment has caused the opening retained earnings to become negative 40,001,838.82. In accordance with the resolution passed in the 4th meeting of the 2nd term Board of Directors, the Company has transferred from Statutory public welfare fund, discretionary surplus reserve, statutory surplus reserve and capital reserve, 16,862,392.25, 17,587,994.51, 5,342,141.22 and 209,360.84 respectively to retained earnings.

27. Paid-in capital

			Addition in the period (+/-)					
		Opening balance	Right issue	Bones shares	Conversion from reserves	Others	Sub-total	Closing balance
I	**Unlisted shares**							
(1).	Promoter's shares	513,000,000.00	0.00	0.00	0.00	0.00	0.00	513,000,000.00
	Including:							
	State-owned shares	513,000,000.00	0.00	0.00	0.00	0.00	0.00	513,000,000.00
	Domestic legal person shares	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Oversea legal person shares	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Others	0.00	0.00	0.00	0.00	0.00	0.00	0.00
(2).	Subscribed legal person share	0.00	0.00	0.00	0.00	0.00	0.00	0.00
(3).	Employee share	0.00	0.00	0.00	0.00	0.00	0.00	0.00
(4).	Preference shares or others	0.00	0.00	0.00	0.00	0.00	0.00	0.00
		0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Total unlisted shares	513,000,000.00	0.00	0.00	0.00	0.00	0.00	513,000,000.00
II	**Listed shares**							
(1).	PRC listed domestic shares	0.00	0.00	0.00	0.00	0.00	0.00	0.00
(2).	PRC listed foreign shares	0.00	0.00	0.00	0.00	0.00	0.00	0.00
(3).	Oversea listed foreign shares	219,900,000.00	0.00	0.00	0.00	0.00	0.00	219,900,000.00
(4).	Others	0.00	0.00	0.00	0.00	0.00	0.00	0.00
	Total listed shares	219,900,000.00	0.00	0.00	0.00	0.00	0.00	219,900,000.00
III	**Total numberof shares**	**732,900,000.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**732,900,000.00**

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

28. Capital reserve

	Opening balance	Additions during the period	Amortization during the period	Closing balance
Share premium	223,021,317.47	0.00	0.00	223,021,317.47
Provision for donation in the form of assets	1,621,716.80	0.00	0.00	1,621,716.80
Transfer from other capital surplus	19,887,759.34	0.00	2,320,729.00	17,567,030.34
Exchange gain on foreign currency capital	373,893.09	0.00	0.00	373,893.09
Transfer from tax refund	189,339,785.11	13,185,000.00	0.00	202,524,785.11
	434,244,471.81	13,185,000.00	2,320,729.00	445,108,742.81

29. Surplus reserve

	Opening balance	Addition in the period	Amortization in the period	Closing balance
Statutory surplus reverse	72,983,975.54	34,442,904.57	4,662,921.63	102,763,958.48
Statutory public welfare fund	52,726,720.87	34,442,804.68	18,958,914.62	68,210,610.93
Discretionary surplus reserve	49,741,315.42	0.00	31,613,409.96	18,127,905.46
Transfer from tax refund	4,972,960.34	532.73	0.00	4,973,493.07
	180,424,972.17	68,886,241.98	55,235,246.21	194,075,967.94

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

30. Retained earning

1) Please refer to appendix III for details of retained earning.

2) Please refer to Note II; 21 for detailed policy of profit distribution.

3) According to resolution of the Board of Directors on 1 September, 2000, the interim retained earning will be shared by new and old shareholders.

4) The opening retained earnings of 2000 is Rmb-50,195,637.73 , which decreased by Rmb 18,402,753.61 compared with last year's Rmb 68,598,391.34. This is mainly due to opening retained earning being reversed by the closing debit balance of the housing fund, which is in accordance with the document Caiqi [2000] 295 "Notification about accounting treatment in reforming the housing system" from the Ministry of Finance.

5) According to the resolution passed in the 4th meeting of the 2nd term of Directors Meeting, the Company proposed a total dividend of Rmb0.05 per share, totalling Rmb38,985,000. Interim dividend for year 2000 were paid at a rate of Rmb0.02 per share, totalling Rmb14,658,000. At end of year 2000, proposed final dividend is Rmb0.03 per share. Based on the total number of shares after the new issue of Shares at 810,090,000 shares, the total final dividend is Rmb24,327,000.00. This final dividend is sourced from retained earnings at year end at Rmb11,475,000.00 and discretionary surplus reserve amounting to Rmb12,852,000.00.

31. Sales from principal operations

		2000	1999
(1)	Manufacturing and selling	1,295,155,090.44	1,199,736,530.78
(2)	Trading		
	Wholesale	2,469,537,477.45	1,802,015,360.45
	Retail	388,807,225.48	380,220,196.03
	Import & export sales	69,357,222.60	72,518,280.86
		2,927,701,925.53	2,254,753,837.34
		4,222,857,015.97	3,454,490,368.12

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

32. Cost of Sales from principal operations

	2000	1999
(1) Manufacturing and selling	576,266,627.49	625,168,080.66
(2) Trading		
Wholesale	2,260,895,027.23	1,601,976,400.16
Retail	302,765,096.79	295,668,460.25
Import & export sales	61,405,110.88	65,743,010.17
	2,625,065,234.90	1,963,387,870.58
	3,201,331,862.39	2,588,555,951.24

33. Sales tax & surcharge

	2000	1999
Business tax	1,101,683.27	717,243.92
City construction tax	12,878,601.34	12,304,497.10
Land appreciation tax	0.00	250,339.09
Education surcharge	5,759,828.62	5,025,918.57
Others	52,454.83	26,361.18
	19,792,568.06	18,324,359.86

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

34. Profit from other operations

	2000	1999
(1) Income from other operations		
Sales of assets	27,755,070.17	30,310,581.08
Sales of material	8,694,816.17	7,335,578.48
Interest	2,654,398.59	4,872,759.64
Rental income	5,033,511.26	0.00
Income from conference	1,031,250.17	500,000.00
Storage	2,882,907.71	2,193,745.00
Sale of intangible assets	7,971.77	713,887.67
Income from advertising	975,694.48	9,520.00
Others	479,711.75	1,164,010.96
	49,515,332.07	47,100,082.83
(2) Other operating expenses		
Rental	4,295,856.77	4,138,194.39
Sales of material	7,609,913.89	6,601,224.98
Sales tax & surcharge	649,283.13	652,104.41
Storage	143,453.57	80,147.54
Others	377,162.04	123,277.94
	13,075,669.40	11,594,949.26
	36,439,662.67	35,505,133.57

35. Financial expense

	2000	1999
Net interest expense	26,641,411.46	37,454,789.04
Net exchange loss	522,162.50	491,157.76
Bank charges	751,852.08	657,077.00
Others	-1,898.40	-5,947.52
	27,913,527.64	38,597,076.28

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

36. Investment income

	2000	1999
Equity investment		
Cost method	3,754,186.30	1,106,800.91
Equity method	767,047.81	956,206.00
Debenture investment	126,653.70	429,247.96
	4,647,887.81	2,492,254.87

37. Non-operating income

	2000	1999
Net profit from disposal of fixed assets	131,558.98	137,758.34
Gain on fixed assets counting	1,566.63	22,526.83
Sales of obsolete material	100,828.37	8,942.12
Fines	25,336.89	32,665.93
Other levies refund	0.00	1,020,046.39
MTR removal compensation	10,377,543.89	18,269,197.39
Creditors written off	4,318,507.78	800,929.06
Others	3,451,866.32	4,212,579.59
	18,407,208.86	24,504,645.65

38. Non-operating expense

	2000	1999
Net loss on disposal of fixed assets	2,820,816.76	1,170,559.95
Loss on debt restructuring	0.00	114,704.88
Donation	67,750.00	432,176.00
Fines	695,201.53	564,771.07
Exceptional loss	130,071.46	199,084.40
Others	4,276,414.34	7,262,323.81
	7,990,254.09	9,743,620.11

4 NOTES TO THE PRINCIPAL ITEMS ON THE CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

39. Income tax

	2000	1999
Total profit	219,935,807.84	179,971,536.09
Total taxable income	401,108,328.99	265,973,030.90
Difference	181,172,521.15	86,001,494.81
Income tax	62,725,426.49	41,853,028.03

Taxable income is calculated based on total profit less non-deductible cost, expenses and other non-operating gains (losses) in accordance with "Temporary regulation of enterprises income tax in the People's Republic of China".

The taxation of the years increased by 49.87%. The main reasons are:

(1) The total profits of the subsidiaries increased by 72,380,000, a 23.21% increase.

(2) Pursuant to the document Guoshufa [2000] 84 issued by the state tax Bureau on 16 May 2000, portion of advertising expenses over 2% of the sales is not tax deductible and portion of promotional expenses over 0.05% of sales is not tax deductible. This taxation policy caused the increase of taxable income by 28,930,000 compared with last year.

40. Cash received relating to other operating activities

Item	Amount
Discount from suppliers	63,360,557.07
Advance from customer	22,399,976.31
Promotion of new product	10,427,483.13

41. Cash paid relating to other operating activities

Item	Amount
Administration expense	55,896,437.37
Selling expense	46,120,498.75
Sale discount	41,805,638.24
Advertising	34,416,884.22
Travelling and meeting expense	15,224,074.85
Supply fee	12,101,641.38
Process fee	6,694,237.58
Advance for business activities	5,888,938.16
Transportation expense	3,856,083.33
Entertainment expense	1,227,394.42

5 NOTES TO THE ACCOUNT OF THE COMPANY

(All amounts are stated in Rmb Yuan unless otherwise stated)

1. **Other receivable**

Ageing	1999			2000		
	Balance	%	Provision	**Balance**	**%**	**Provision**
Within 1 year	55,516,871.91	34%	0.00	**94,770,586.57**	**39%**	**0.00**
1 ~ 2 years	105,681,682.24	66%	0.00	**53,504,040.73**	**22%**	**150,613.06**
2 ~3 years	0.00	0%	0.00	**92,480,525.64**	**39%**	**0.00**
3 ~4 years	0.00	0%	0.00	**0.00**	**0%**	**0.00**
4 ~5 years	0.00	0%	0.00	**0.00**	**0%**	**0.00**
Over 5 years	0.00	0%	0.00	**0.00**	**0%**	**0.00**
	161,198,554.15	100%	0.00	**240,755,152.94**	**100%**	**150,613.06**

Including other receivable was an amount Rmb6,441,426.36 due from the Holding.

2. **Long term investments**

Name of investee	**Original investment**	**% equity held**	**Increase (decrease) of the equity**	**Balance at the year end**
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	72,422,318.70	84.11%	29,397,508.92	102,157,600.58
Kwang Chow First Chinese Medicine Factory	95,757,278.42	100%	75,329,378.21	170,129,268.76
Guanzhou Chen Li Ji Chinese Medicine Factory	84,210,759.25	100%	65,543,569.86	150,176,928.85
Guangzhou Zhong Sheng Pharmaceutical Factory	10,756,930.75	100%	-23,656,347.78	-12,946,421.28
Guangzhou Qi Xing Pharmaceutical Factory	126,775,482.62	100%	9,272,246.42	136,554,040.01
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	78,489,814.94	83.90%	-8,039,385.77	70,476,497.93
Guangzhou Pan Gaó Shou Pharmaceutical Co., Ltd.	85,298,132.51	81.53%	8,989,114.17	94,287,246.68
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	53,635,124.44	87.07%	5,629,952.17	59,270,392.35
Guangzhou Pharmaceutical Corporation	133,149,915.75	100%	74,484,595.53	208,289,601.09
Guanzhou Chinese Medicine Corporation	40,159,983.83	100%	19,604,419.55	59,982,179.16
Guangzhou Pharmaceutical Import & Export Corporation	8,451,925.49	100%	69,162.78	8,451,220.02

5 NOTES TO THE ACCOUNT OF THE COMPANY *(continued)*

2. **Long term investments** *(continued)*

Name of investee	Original investment amount	% equity held	Increase (decrease) of the equity	Balance at the year end
Jihua Pharmaceutical Apparatus Company Limited	500,000.00	30%	0.00	500,000.00
Guangzhou Guangjing Chinese patent medicine technology innovation center company limited	700,000.00	70%	-26,243.20	673,756.80
Nanhai Nanfang Packing Company Limted	30,000,000.00	21.42%	0.00	30,000,000.00
Total	820,307,666.70		256,597,970.86	1,078,002,310.95

3. **Investment income**

	2000	1999
Cost method	**3,013,835.00**	1,868,200.00
At equity method	**149,152,207.72**	131,105,636.44
	152,166,042.72	132,973,836.44

4. **Income tax**

Difference between the accounting profit and the taxable profit for each period is as follows:

	2000	1999
Accounting profit	**146,234,182.77**	128,663,316.58
Taxable profit	**-1,693,408.43**	-944,202.96
Difference	**-147,927,591.20**	-129,607,519.54
Taxation	**0.00**	0.00

The accounting profit is less than taxable profit as the Company's profit is calculated using the equity method of accounting for investment income from its subsidiaries. Since the investment income is calculated based on the profit after tax, it is deducted from taxable profit. The Company does not have a taxable profit for the year after accounting for the deduction of investment income from its subsidiaries and the accumulated loss from 1999.

6 SEGMENT INFORMATION

Unit: Rmb '000

Segments	Sales 1999	Sales 2000	Cost of sales 1999	Cost of sales 2000	Gross profit 1999	Gross profit 2000
Manufacturing	1,199,737	**1,295,156**	625,168	**576,267**	574,569	**718,887**
Trading						
Wholesale	1,802,015	**2,469,537**	1,601,976	**2,260,895**	200,039	**208,642**
Retail	380,220	**388,807**	295,669	**302,765**	84,551	**86,042**
Import & Export	72,518	**69,357**	65,743	**61,405**	6,775	**7,952**
	3,454,490	**4,222,857**	2,588,556	**3,201,332**	865,934	**1,021,523**

7 RELATED PARTY RELATIONSHIP AND TRANSACTIONS

1. Related parties with substantial control

Name	Registered address	Principle business	Relationship with the Company	Economic nature and type	Statutory representative
Guangzhou Pharmaceutical Holdings Company Limited	45 Shamian North Guangzhou	Production and sales	Holding	company with limited liabilities	Cai Zhixiang
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	252 Renmin Central Road Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Li Xinghua
Kwang Chow First Chinese Medicine Factory	77 Shanmulan Road Guangzhou	Production and sales	Subsidiary	controlled by the State	Mai Qijie
Guanzhou Chen Li Ji Chinese Medicine Factory	1688 Guangzhou Dadao Guangzhou	Production and sales	Subsidiary	controlled by the State	Li Guoju
Guangzhou Zhong Sheng Pharmaceutical Factory	32 Changhuaxin Street Duobao Road, Guangzhou	Production and sales	Subsidiary	controlled by the State	Mai Qijie
Guangzhou Qi Xing Pharmaceutical Factory	33 Cigang North Street, Xingang Central Road, Guangzhou	Production and sales	Subsidiary	controlled by the State	Zhu Bohua
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	179 Renmin South Road, Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Huang Haitao
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	618~620 Jiefang North Road, Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Liao Jingguang

5 NOTES TO THE ACCOUNT OF THE COMPANY *(continued)*

2. Long term investments *(continued)*

Name of investee	Original investment amount	% equity held	Increase (decrease) of the equity	Balance at the year end
Jihua Pharmaceutical Apparatus Company Limited	500,000.00	30%	0.00	500,000.00
Guangzhou Guangjing Chinese patent medicine technology innovation center company limited	700,000.00	70%	-26,243.20	673,756.80
Nanhai Nanfang Packing Company Limted	30,000,000.00	21.42%	0.00	30,000,000.00
Total	820,307,666.70		256,597,970.86	1,078,002,310.95

3. Investment income

	2000	1999
Cost method	**3,013,835.00**	1,868,200.00
At equity method	**149,152,207.72**	131,105,636.44
	152,166,042.72	132,973,836.44

4. Income tax

Difference between the accounting profit and the taxable profit for each period is as follows:

	2000	1999
Accounting profit	**146,234,182.77**	128,663,316.58
Taxable profit	**-1,693,408.43**	-944,202.96
Difference	**-147,927,591.20**	-129,607,519.54
Taxation	**0.00**	0.00

The accounting profit is less than taxable profit as the Company's profit is calculated using the equity method of accounting for investment income from its subsidiaries. Since the investment income is calculated based on the profit after tax, it is deducted from taxable profit. The Company does not have a taxable profit for the year after accounting for the deduction of investment income from its subsidiaries and the accumulated loss from 1999.

6 SEGMENT INFORMATION

Unit: Rmb '000

Segments	Sales		Cost of sales		Gross profit	
	1999	**2000**	1999	**2000**	1999	**2000**
Manufacturing	1,199,737	**1,295,156**	625,168	**576,267**	574,569	**718,887**
Trading						
Wholesale	1,802,015	**2,469,537**	1,601,976	**2,260,895**	200,039	**208,642**
Retail	380,220	**388,807**	295,669	**302,765**	84,551	**86,042**
Import & Export	72,518	**69,357**	65,743	**61,405**	6,775	**7,952**
	3,454,490	**4,222,857**	2,588,556	**3,201,332**	865,934	**1,021,523**

7 RELATED PARTY RELATIONSHIP AND TRANSACTIONS

1. Related parties with substantial control

Name	Registered address	Principle business	Relationship with the Company	Economic nature and type	Statutory representative
Guangzhou Pharmaceutical Holdings Company Limited	45 Shamian North Guangzhou	Production and sales	Holding	company with limited liabilities	Cai Zhixiang
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	252 Renmin Central Road Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Li Xinghua
Kwang Chow First Chinese Medicine Factory	77 Shanmulan Road Guangzhou	Production and sales	Subsidiary	controlled by the State	Mai Qijie
Guanzhou Chen Li Ji Chinese Medicine Factory	1688 Guangzhou Dadao Guangzhou	Production and sales	Subsidiary	controlled by the State	Li Guoju
Guangzhou Zhong Sheng Pharmaceutical Factory	32 Changhuaxin Street Duobao Road, Guangzhou	Production and sales	Subsidiary	controlled by the State	Mai Qijie
Guangzhou Qi Xing Pharmaceutical Factory	33 Cigang North Street, Xingang Central Road, Guangzhou	Production and sales	Subsidiary	controlled by the State	Zhu Bohua
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	179 Renmin South Road, Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Huang Haitao
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	618~620 Jiefang North Road, Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Liao Jingguang

7 RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

1. Related parties with substantial control *(continued)*

Name	Registered address	Principle business	Relationship with the Company	Economic nature and type	Statutory representative
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	Brige side, Jiang Villege, Baiyun District, Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Chen Xiangzhi
Guangzhou Pharmaceutical Corporation	97 Datong Road, Guangzhou	Wholesale and retail	Subsidiary	controlled by the State	Feng Zhansheng
Guanzhou Chinese Medicine Corporation	140 Guangfu South Road, Guangzhou	Wholesale and retail	Subsidiary	controlled by the State	Shu Dezhan
Guangzhou Pharmaceutical Import & Export Corporation	59 Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	controlled by the State	Tu Kejin

2. Changes in the Registered capital of related parties with substantial control

Unit: Rmb 0'000

Name	1999	Increase during the year	Decrease during the year	2000
Guangzhou Pharmaceutical Holdings Company Limited	100,770	0	0	**100,770**
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	5,350	0	0	**5,350**
Kwang Chow First Chinese Medicine Factory	1,167	0	0	**1,167**
Guanzhou Chen Li Ji Chinese Medicine Factory	752	0	0	**752**
Guangzhou Zhong Sheng Pharmaceutical Factory	499	0	0	**499**
Guangzhou Qi Xing Pharmaceutical Factory	560	0	0	**560**
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	6,210	0	0	**6,210**
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	4,332	0	0	4,332
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	6,189	0	0	**6,189**
Guangzhou Pharmaceutical Corporation	835	0	0	**835**
Guanzhou Chinese Medicine Corporation	882	0	0	882
Guangzhou Pharmaceutical Import & Export Corporation	257	0	0	257

7 RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

3. Change in shareholding or equity interest held by related parties with substantial control

Unit: Rmb 0'000

Name	1999	%	Increase during the year	%	Decrease during the year	%	2000	%
Guangzhou Pharmaceutical Holdings Company Limited	51,300	70	0	0	0	0	**51,300**	**70**
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	4,500	84.11	0	0	0	0	**4,500**	**84.11**
Kwang Chow First Chinese Medicine Factory	1,167	100	0	0	0	0	**1,167**	**100**
Guanzhou Chen Li Ji Chinese Medicine Factory	752	100	0	0	0	0	**752**	**100**
Guangzhou Zhong Sheng Pharmaceutical Factory	499	100	0	0	0	0	**499**	**100**
Guangzhou Qi Xing Pharmaceutical Factory	560	100	0	0	0	0	**560**	**100**
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	5,210	83.90	0	0	0	0	**5,210**	**83.90**
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	3,532	81.53	0	0	0	0	**3,532**	**81.53**
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	5,389	87.07	0	0	0	0	**5,389**	**87.07**
Guangzhou Pharmaceutical Corporation	835	100	0	0	0	0	**835**	**100**
Guanzhou Chinese Medicine Corporation	882	100	0	0	0	0	**882**	**100**
Guangzhou Pharmaceutical Import & Export Corporation	257	100	0	0	0	0	**257**	**100**

4. Related party transactions

(i) Relationship of related parties with no substantial control

Name	Relationship to the Company
Guangzhou Tianxi Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Qiaoguang Pharmaceutical Factory	Fellow subsidiary
Guangzhou Guanghua Pharmaceutial Company Limited	Fellow subsidiary
Guangzhou Mingxing Pharmaceutical Factory	Fellow subsidiary
Guangdong Pharmaceutical Factory	Fellow subsidiary
Guangzhou Pharmaceutical Goods and Supply Company	Fellow subsidiary
Guangzhou Hejigong Factory	Fellow subsidiary
Guangzhou Sanitation Production Factory	Fellow subsidiary
Guangzhou Pharmaceutical Factory	Fellow subsidiary
Guangzhou No.10 Pharmaceutical Factory	Fellow subsidiary
Guangzhou Pharmaceutical Exploration Company	Fellow subsidiary
Guangzhou Zhongfu Pharmaceutical Company Limited	Joint venture
Guangdong Xinghua Health Drink Co., Ltd.	Subsidiary
Guangzhou Guangjing Chinese Patent Medicine Innovation Centre Company Limited	Subsidiary
Baoliang Development Company Limited	Fellow subsidiary

7 RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

4. Related party transactions *(continued)*

(ii) Purchase of goods

Unit: Rmb '000

Name	2000	1999
Guangzhou Tianxi Pharmaceutical Company Limited	**5,697**	5,489
Guangzhou Qiaoguang Pharmaceutical Factory	**4,112**	2,576
Guangzhou Guanghua Pharmaceutical Company Limited	**15,372**	11,009
Guangzhou Mingxing Pharmaceutical Factory	**7,047**	5,723
Guangdong Pharmaceutical Factory	**9,081**	6,887
Guangzhou Pharmaceutical Goods Supplying Company	**3,040**	6,718
Guangzhou Hejigong Factory	**1,378**	936
Guangzhou Sanitation Production Factory	**668**	520
Guangzhou Pharmaceutical Factory	**1,249**	0
Guangzhou Pharmaceutical Economic Development Company	**0**	295
Guangzhou No.10 Pharmaceutical Factory	**316**	811
	47,960	40,964

The above purchases are all based on the price approved by the State or using the method in accordance with the regulation by the State.

(iii) Sale of goods

Unit: Rmb '000

Name	2000	1999
Guangzhou Tianxi Pharmaceutical Company Limited	**13,557**	13,979
Guangzhou Pharmaceutical Economic Development Company	**0**	76
Guangzhou Qiaoguang Pharmaceutical Factory	**27,995**	4,159
Guangzhou Guanghua Pharmaceutial Company Limited	**444**	0
Guangdong Pharmaceutical Factory	**1,535**	1,457
Guangzhou Zhongfu Medical Company Limited	**2,051**	0
Guangzhou Pharmaceutical Goods Supplying Company	**4,864**	0
Guangzhou Hejigong Factory	**78**	324
	50,524	19,995

The above sales are all based on the price approved by the State or by using the method in accordance with the regulations set by the State.

7 RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

4. Related party transactions *(continued)*

(iv) Receivables and payables

Unit: Rmb '000

	1999	2000
Receivables:		
Guangzhou Guanghua Pharmaceutial Company Limited	0	**121**
Guangzhou Zhongfu Medical Company Limited	97	**0**
Guangzhou Xinhua Health Drinks Company Limited	289	**0**
Guangzhou Hejigong Factory	0	**5**
Guangzhou Tianxi Pharmaceutical Company Limited	3,115	**2,627**
Guangzhou Qiaoguang Pharmaceutical Factory	3,116	**3,813**
Guangdong Pharmaceutical Factory	81	**165**

	1999	2000
Payables:		
Guangzhou Qiaoguang Pharmaceutical Factory	0	**114**
Guangzhou Mingxing Pharmaceutical Factory	119	**316**
Guangzhou Hejigong Factory	5	**251**
Guangzhou Tianxi Pharmaceutical Company Limited	217	**426**
Guangzhou Pharmaceutical Goods and Supply Company	98	**3**
Guangdong Pharmaceutical Factory	49	**157**
Guangzhou Guanghua Pharmaceutial Company Limited	109	**158**
Guangdong No.10 Pharmaceutical Factory	7	**16**
Other receivable:		
Guangzhou Pharmaceutical Holdings Company Limited	1,076	**2,500**
Guangzhou Xinhua Health Drinks Company Limited	3,800	**3,800**
Guangzhou Zhongfu Medical Company Limited	0	**13**
Guangzhou Guangjing Chinese Patent Medicine Innovation Center Co., Ltd.	0	**2,000**
Hong Kong Baoliang Development Company Limited	1,219	**1,207**
Other payables:		
Guangzhou Pharmaceutical Holdings Company Limited	62,030	**62,030**

7 RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

5. Provision or receipt of services

Unit: Rmb '000

	Note	**2000**	1999
Service fee on staff quarters	[1]	**1,938**	3,303
Welfare facilities	[2]	**404**	398
		2,342	3,701

Note[1]

Pursuant to the Accommodation Service Agreement entered into by the Company and Guangzhou Pharmaceutical Holdings Company Limited (the "GZPHL") on 1 September 1997 and supplemented by a notice dated 31 December 1997, GZPHL has agreed to continue to provide staff quarters to the employees of the Group. The company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31 December 2007.

Note[2]

Pursuant to the Composite Services Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GZPHL's total depreciation charges of the welfare facilities in the year ended 31 December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Service Agreement will expire on 31 December 2007.

6. Rental

Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GZPHL on 1 September 1997, GZPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three years at a fixed annual rent (and is subject to the adjustment of standard rent as prescribed from time to time by the Guangzhou Real Estate Administration Bureau), plus utilities and other outgoings which are payable based on the actual consumption. The Company shall pay such rental charges of Rmb2,719,000 for the year (1999: Rmb2,422,000)

7 RELATED PARTY RELATIONSHIP AND TRANSACTIONS *(continued)*

7. Guarantee

The Company has provided guarantees to related parties for its bank loans as follows:

Name	1999 *Rmb'000*	**2000** ***Rmb'000***
Guangzhou Pharmaceutical Trading Center	16,000	**0**

8. License fee

Pursuant to the Trademark License Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GZPHL for a term of 10 years. The Company agreed to pay license fees for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries. The Trademark License Agreement will expire on 1 September 2007. The Company shall pay the above License fee of Rmb4,494,000 for the year. (1999: Rmb3,495,800).

9. Prepaid rental

Pursuant to the Premises Agreement entered into by the Company and GZPHL on 28 August 1998, GZPHL agreed to grant to the Company the right to use certain units of the new office building it had built. The rental payable by the Company will be determined by reference to a 38% discount on the market rental rate at the time the formal tenancy agreement is signed. As GZPHL requires funds for constructing the new office building, the Company made an advance rental payment of Rmb6,000,000 to GZPHL during the year. The advance rental payment shall be used by GZPHL exclusively for the construction of the new office building and shall offset the rental for the premises payable to GZPHL by the Company when it is due. The lease term is expected to be not less than 10 years or until the advance rental payment is fully utilized, whichever is longer.

10. Staff quarter reform cost

Pursuant to the Accommodation Services Agreement, GZPHL has agreed, upon request of the Company and in accordance with the prevailing Housing Reform Policy applicable in the Guangzhou Municipality, to sell staff quarters to the employees of the Group at a preferential price. For each such sale the Company agreed to pay GZPHL, within twelve months from completion of the sale, the staff quarters reform cost which represents the difference between the preferential price and the cost (net of accumulated depreciation) paid by GZPHL for building or acquiring such staff quarters. Up to the year end, the Company shall pay the Staff quarter reform cost to GZPHL amounting toRmb62,030,000 (1999: Rmb62,030,000).

8 CONTINGENT EVENTS

Up to 31 December, 2000, There are no material contingent events which should be disclosed.

9 COMMITMENTS

Up to 31 December, 2000, the Company has capital commitment of Rmb52,153,000 (1999: 54,879,000) and operating lease commitment of 13,720,000 (1999: 18,271,000).

10 NON-ADJUSTING EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

(1) Upon the approval from China Securities Regulatory Committee and Shareholders' meeting, the Company issued 78,000,000 shares of A shares. The net proceeds from the issue was 737,799,000. Upon the approval from Shanghai Stock Exchange, the A share of the company was listed on in the Shanghai Stock Exchange 6 February 2001.

(2) Based on the resolution passed in the 3rd meeting of the 2nd term of Board of Directors on 21 February 2001, Kwang Chow First Chinese Medicine Factory has taken up the operation of Guangzhou Zhong Sheng Pharmaceutical Factory.

11 DEBT RESTRUCTURING

Up to 31 December, 2000, the Company has no debt restructuring.

12 OTHER MATERIAL EVENTS

(1) Pursuant to a document CaiShui [2000] 99 issued jointly by the Ministry of Finance and the State Tax Bureau on 13 October 2000. The income tax refund incentive granted by the local authorities of refunding the 15% out of the 33% tax rate, will be valid until 31 December 2001.

The Finance Department of the Guangdong Province issued a document YueCaiFa [2000] 76 on 9 November 2000, stipulated that listed Companies in Guangdong province shall be taxed at 33% according to the statutory tax rate. The portion over the 15% (18%) shall be refunded to the Company from the Finance Department in order of administration relationship. This policy will be effective until 31 December 2001. From 1 January 2002, unless there are any other legal and administrative regulations, enterprises income tax shall be levied on the unified tax rate.

As mentioned above (see Note 3 TAXATION AND OTHER ADDITIONAL TAX), the preferential treatment of tax rate at 15% was expired on 31 December 2000. The Company has applied to the Municipal Government of Guangzhou City for the extention of this preferential treatment in 2001 the above mentioned change in taxation policy will affect the net profit of the Company during the relevant period.

(2) With respect to the document Suifu [2000] 18] issued by the Guangzhou Municipal Government on 18 May 2000 concerning the one-time cash accommodation allowance to (i) those employees to whom the Company has not allocated staff quarters and (ii) those aged employees whose allocated staff quarters do not meet the required standard, the Directors consider that the said document is not legally binding on the Company. In 2001, the Group will formulate their own policy of cash accommodation allowance to employees based on the Company's situation.

Difference Between the Accounts of the Group and the Company prepared in accordance with the PRC accounting rules and regulations and HK GAAP

Effect on the accounts in respect of differences between the PRC accounting rules and regulations and HK GAAP is as follows:

	Group		Company	
	2000	1999	**2000**	1999
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Shareholders' funds under the PRC Accounting Rules and Regulations	**1,373,104**	1,365,972	**1,373,104**	1,365,972
Adjustments:				
Provision for bad debts	**(30,121)**	(18,623)	**—**	—
Deferred expenditures capitalised	**89,909**	(4,110)	**2,187**	—
Difference in fixed assets revaluation	**138,733**	140,177	**—**	—
Overprovision of research and development cost	**17,463**	5,938	**—**	—
Difference in minority interests	**(14,598)**	(11,129)	**—**	—
Reversal of share of net assets of subsidiaries	**—**	—	**(39,531)**	(39,202)
Shareholders' funds under HK GAAP	**1,574,490**	1,478,225	**1,335,760**	1,326,770
Net profit under PRC Accounting Rules and Regulations	**146,234**	128,663	**146,234**	128,663
Adjustments:				
Amortisation of deferred expenditures capitalised	**(10,448)**	(2,650)	**(243)**	—
Additional depreciation on revalued fixed assets	**(1,444)**	—	**—**	—
Reversal of overprovided research and development cost	**11,525**	—	**—**	—
Difference in minority interests	**1,400**	(1,771)	**—**	—
Reversal of share of results of subsidiaries	**—**	—	**(98,016)**	(46,174)
Government subsidies recognised as income	**13,185**	14,718	**—**	—
Inventories written off	**(17,255)**	—	**—**	—
Removal compensation recognised in prior years	**(7,947)**	(8,790)	**—**	—
Others	**—**	(1,482)	**—**	—
Net profit for the year under HK GAAP	**135,250**	128,688	**47,975**	82,489

Other Corporate Information

First registration date:	1 September 1997
Re-registration date:	17 January 2001
Business license number:	4401011101830
Tax registration number:	44010063320680x
Auditors:	*International Auditors* PricewaterhouseCoopers Certified Public Accounts 22nd Floor, Prince's Building Central, Hong Kong *PRC Auditors* Guangzhou Yangcheng Certified Public Accountants Company Limited 25th Floor, Jianlibao Plaza, 41 Dongfeng Zhong Road Guangzhou, PRC
Organisation trusted with non-circulating shares of the Company:	Shanghai Central Securities Registration and Clearing Company
Share registrars:	*Shares listed on SSE (A shares)* — Shanghai Central Securities Registration and Clearing Company *Shares listed on HKSE (H shares)* — HKSCC Registrar Limited
Legal advisers:	*As to Hong Kong Law* Jones, Day, Reavis & Pogue Solicitors and International Lawers 31st Floor, Duke Buildings, Zhidi Plaza 15 Queen's Road Central, Hong Kong *As to PRC Law* Z & T Law Firm 14st Floor, Yuehai Buildings 472 Huangshi Road East Guangzhou, PRC

Documents Available for Inspection

1 The original copy of the 2000 Annual Report signed by the Chairman of the Board of Directors;

2 The accounts signed by the legal representative, chief accountant and head of the accounting department;

3 The original auditors' reports and the accounts prepared in accordance with PRC accounting rules and regulations signed by the Certified Public Accountants, PRC under the seal of GuangzhouYangcheng Certified Public Accountants Company Limited.

The original international auditors' reports and the accounts prepared in accordance with HK GAAP signed by PricewaterhouseCoopers.

4 The original company documents disclosed and announcements made in "Hong Kong Commercial Daily", "South China Morning Post", "Hong Kong iMail", "Shanghai Securities Daily", "China Securities" during the period under review;

5 The Extract Summary of the Company's Annual Report 2000; and

6 The Company's Articles of Association.

Note:

The documents listed above can be reached at the location for inspection of corporate information as listed in the section of Company Profile.

The annual report is prepared in both English and Chinese. In the event of difference in interpretation, with the exception of the accounts prepared in accordance with HK GAAP and the international auditors' report thereon, the Chinese version is considered to be more accurate.

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting ("AGM") of Guangzhou Pharmaceutical Company Limited (the "Company") for the year 2000 will be held on 15 June 2001, at 9:00 a.m. in the conference room of the company's premises at 45 Sha Mian North Street, Guangzhou, Guangdong Province, the People's Republic of China to deal with the following matters:

A) By way of ordinary resolutions:

(1) To consider and approve the directors' report for the year 2000.

(2) To consider and approve the report of the Supervisory Committee for the year 2000.

(3) To consider and approve the audited accounts of the Company for the year 2000.

(4) To consider and approve the auditors' report for the year.

(5) To re-appoint the retiring auditors and international auditors, Guangzhou Yangcheng Certified Public Accountants Co. Ltd. and PricewaterhouseCoopers respectively, and to authorize the Board of directors of the Company (the "board") to determine their remuneration.

(6) To consider and approve the resolution of profit distribution and dividend payment for the year.

(7) To authorize the Board to determine the aggregate amount of emoluments to be paid to Directors in year 2001.

(8) To authorize the Board to determine the aggregate amount of emoluments to be paid to Supervisors in year 2001.

B) By way of special resolution:

To consider and approve the following proposal and granting mandate to the Board to allot and issue new shares:

(a) subject to paragraphs c) and d) and pursuant to the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited (as amended from time to time) and the Company Law of the People's Republic of China ("PRC") and other relevant regulations, the exercise by the Board of all the powers of the Company to allot and issue new shares, either separately or concurrently during the Relevant Period and the exercise of powers by the board to determine the terms and conditions for the allotment and issue of new shares including the following terms are hereby generally and unconditionally approved:

(1) class and quantity of new shares to be issued;

(2) issue price of the new shares;

(3) the starting and closing time for the issue;

(4) class and quantity of the new shares to be issued to existing shareholders; and

(5) the making or granting of offers, agreements and options which might require the exercise of such powers.

(b) The approval in paragraph (a) shall authorize the Board during the Relevant Period to make grant offers, agreements and options which would or might be exercised after the end of the Relevant Period.

(c) The aggregate nominal amount of overseas listed foreign shares and domestic shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph a), otherwise than pursuant to issue of shares by conversion of the statutory surplus reserve into capital in accordance with the Company Law of the PRC and the Articles of Association of the Company (the "Articles") and other relevant regulations, shall not exceed twenty per cent (20%) of each of the existing overseas listed foreign shares and domestic shares of the company.

(d) The Board has:

(1) to comply with the Company Law of the PRC and other relevant regulations and the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (as amended from time to time); and

(2) to obtain the approval of the China Securities Regulatory Commission upon the exercise of the powers pursuant to paragraph a) above.

(e) For the purpose of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) twelve months from the date of passing this resolution;

(2) the conclusion of the next annual general meeting of the company; and

(3) the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meetings.

(f) The Board, subject to the approval of the relevant authorities and in accordance with the Company Law of the PRC, be authorized to increase the registered share capital of the Company to the respective amount upon the exercise of the powers pursuant to paragraph a) above, provided that the registered share capital shall not exceed Rmb973,080,000.

(g) Subject to the approval of the relevant PRC authorities, the Board be authorized to make appropriate and necessary amendments to the Articles (including Article 18 and Article 21) to reflect the alteration of the share capital of the Company pursuant to this mandate.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 20 April 2001

Notes:

(1) Each shareholder is entitled to attend the meeting mentioned above and is entitled to appoint in written form one or more proxies to attend and vote at the AGM on his/her behalf. A proxy need not be a member of the Company. Shareholders or their proxies are entitled to attend the AGM and vote.

(2) To be valid, the proxy form together with the certified power of attorney or authority (if any) must be delivered to the Company or the Company's H share registrar, HKSCC Registrars Limited at 2/F, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong, not less than 24 hours before the time of the meeting.

(3) Shareholders or their proxies shall produce their identity documents when attending the AGM.

(4) The register of Members of the Company will be closed from 16 May 2001 to 15 June 2001 (both days inclusive), during which period no transfer of the Company's H shares will be effected.

(5) Shareholders whose names appear on the register of members on 23 May 2001 (Wednesday) are entitled to attend and vote at the meeting.

(6) In order to qualify for the final dividend, the shareholders of the Company's H shares should prepare all of the necessary transfer documentation for the distribution of the final dividend and lodge with HKSCC Registrars Limited by 4:00 p.m. 15 May 2001.

(7) The AGM is not expected to take more than one day. The attending shareholders and proxies are responsible for their own travelling and accommodation expenses.

(8) Shareholders who intend to attend the meeting should complete and lodge the reply slip set out below and return it to the Company or the Company's H share registrar on or before 1 June 2001. The reply slip may be delivered by hand, by post, by fax to the Company on 86-20-81876408 or to the Company's H shares registrar, HKSCC Registrars Limited (852-25790085). Completion and return of the reply slip shall not affect the right to attend the meeting pursuant to note 5 above.

(9) The Board recommends the 2000 final dividend of Rmb0.03 per share.

(10) The Board proposes the maximum aggregate amount of emoluments payable to the Directors of the Company for the coming year be Rmb1,370,000.

(11) The Supervisory Committee of the Company proposes the maximum aggregate amount of emoluments payable to the Supervisors of the Company for the coming year be Rmb250,000.

股東周年大會通告

附註：

1 凡有權出席會議並表決的股東有權以書面方式委任一位或數位股東代理人出席，並在投票表決時代其投票，受委託的代理人毋須為公司股東。股東或股東代理人享有出席權及表決權。

2 股東的代理人委託書連同經過公證之授權書或其他授權文件（指如有而言），最遲須於會議召開二十四小時前送達公司之法定地址或對H股股東亦可交回本公司之香港過戶登記處—香港中央結算（證券登記）有限公司（地址：香港中環德輔道中一九九號維德廣場二樓），方為有效。

3 股東或股東代理人出席會議時，應出示本人身份證明。

4 由二零零一年五月十六日星期三起至二零零一年六月十五日星期五止（包括首尾兩天），公司將暫停辦理H股股東股份過戶登記手續。

5 於二零零一年五月二十三日星期三下午收市後登記在冊的股東有權出席會議並表決。

6 持有公司H股股份之股東，如欲獲派二零零零年末期股息者，須將一切過戶文件連同有關股票於二零零一年五月十五日下午四時前送往公司之香港過戶登記處辦理過戶登記手續。A股股東的股權登記日、股息派發日及派發方式另行公告。

7 預期會議會期不超過一天，股東往返及食宿費自理。

8 擬出席會議的股東應填妥「回條」並在二零零一年六月一日以前將「回條」送達本公司或本公司之香港過戶登記處，回條可採用來人、來函或傳真方式送達。公司傳真號碼為：(8620) 81876408；公司之香港過戶登記處傳真號碼為：(852) 25790085。填妥及送達「回條」將不影響依附註5有權出席會議之股東出席會議之權利。

9 董事會建議派發之二零零零年度末期股息為每股人民幣0.03元。

10 董事會建議二零零一年度之公司董事服務報酬總金額為人民幣137萬元。

11 監事會建議二零零一年度之公司監事服務報酬總金額為人民幣25萬元。

f) 在中國有關部門批准的規限下及根據中國公司法，授權公司董事於根據上文a)段行使權力時分別將公司的註冊資本增加至所需的數額，唯註冊資本不得超過人民幣973,080,000元。

g) 在中國有關部門批准的規限下，授權董事會對公司的公司章程(包括第十八條及第二十一條)作出適當及必要的修訂，以反映公司資本根據此項授權而產生的變動。

承董事會命

公司秘書

何舒華

中國廣州，二零零一年四月二十日

b) a)段所述的批准授權公司董事於有關期間內作出或授予需要或可能需要於有關期間結束後行使該等權力的售股建議、協定及購股權。

c) 公司董事根據a)段所述的批准配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)的境外上市外資股及內資股的面值總額(不包括根據中國公司法及公司的公司章程以法定公積金化作資本的方式發行的股份)分別不得超過公司現已發行境外上市外資股及內資股的百分之二十(20%)。

d) 於根據上文a)段行使權力時，公司董事必須1)遵守中國公司法及香港聯合交易所有限公司證券上市規則(不時經修訂)及2)取得中國證券監督管理委員會的批准。

e) 就本決議而言：

「有關期間」乃指本決議案獲通過之日起至下列三者中較早的日期止的期間：

1) 本決議案獲通過之日後十二個月；

2) 公司下屆股東周年大會結束時；及

3) 股東於股東大會上通過特別決議案撤回或修訂本決議案所述授權之日。

B 以特別決議案的方式：

審議通過以下有關授權董事以配發及發行新股份的建議。

a) 在c)段及d)段的規限下，根據香港聯合交易所有限公司證券上市規則(不時經修訂)及中華人民共和國(「中國」)公司法，一般及無條件批准公司董事行使公司的一切權力，於有關期間內個別或共同配發或發行新股份，及董事行使權力決定配發或發行新股份的條款及條件(包括以下條款)：

1) 將予發行的新股份的類別及數目；

2) 新股份的發行價；

3) 開始及結束發行的日期；

4) 將予發行予現有股東的新股份的類別及數目；及

5) 作出或授予可能需要行使該等權力的售股建議、協定及購股權。

股東周年大會通告

茲通告廣州藥業股份有限公司(「公司」)謹訂於二零零一年六月十五日星期五上午九時正在公司所在地中國廣東省廣州市沙面北街四十五號舉行二零零零年度股東周年大會(「本股東周年大會」)，籍以處理以下事項：

A　以普通決議案的方式：

1　審議通過公司二零零零年度董事會報告書。

2　審議通過公司二零零零年度監事會工作報告。

3　審議通過公司二零零零年度經審核的財務報告。

4　審議通過年度末的核數師報告。

5　續聘任期屆滿的公司核數師(廣州羊城會計師事務所有限公司)及國際核數師(羅兵咸永道會計師事務所)，並授權公司董事會(「董事會」)決定其酬金。

6　審議通過公司年度末之利潤分配及派息方案。

7　審議通過授權董事會決定二零零一年度公司董事服務報酬總金額。

8　審議通過授權董事會決定二零零一年度公司監事服務報酬總金額。

備查文件目錄

1 載有公司法人代表董事長的親筆簽名的年度報告原本；

2 載有公司法人代表、總會計師、財務負責人簽名並蓋章的會計報表；

3 載有羊城會計師事務所蓋章、註冊會計師親筆簽名的審計報告正文及按中國會計準則編制的財務報表及羅兵咸永道會計師事務所簽署的審計報告正文及按香港會計準則編制的財務報表；

4 報告期內在《香港經濟日報》、《南華早報》、《Hong Kong iMail》、《上海證券報》、《中國證券時報》上公開披露過的所有公司文件的正本及公告原稿

5 二零零零年年度報告（摘要）；及

6 《公司章程》。

附註：

1 以上備查文件可於本報告所載公司資料章節索取查閱。

2 本報告分別以中、英文兩種語言編訂，除按香港會計準則編制的會計報表及相關的國際會計師審計報告外，兩個文體若出現解釋上的歧義時，以中文本為准。

公司的其他有關資料

1	廣州藥業首次登記日期：	一九九七年九月一日
	廣州藥業變更登記日期：	二零零一年一月十七日
2	企業法人營業執照：	4401011101830
3	稅務登記號碼：	44010063320680x
4	會計師事務所名稱及辦公地點：	國際核數師 羅兵咸永道會計師事務所 香港中環太子大廈22樓 國內核數師 廣州羊城會計師事務所有限公司 中國廣東省廣州市東風中路410號健力寶大廈25樓
5	公司未流通股票的託管機構名稱：	上海證券中央登記結算有限公司
6	股票登記託管機構：	境內上市人民幣普通股(A股) —上海證券中央登記結算中心 香港上市外資股(H股) —香港中央結算(證券登記)有限公司
7	法律顧問名稱及辦公地點：	眾達國際法律事務所 香港中環皇后大道中15號置地廣場公爵大廈31樓 廣東省正平天成律師事務所 中國廣東省廣州市環市東路472號粵海大廈14樓

中國與香港不同會計準則之報表差異說明

按中國會計準則及制度與按香港普遍採納之會計原則計算的淨資產與淨利潤之差異分析

中國會計準則及制度和香港普遍採納之會計原則的重大差異對會計報表的影響如下：

	附註	集團 二零零零年 人民幣千元	集團 一九九九年 人民幣千元	公司 二零零零年 人民幣千元	公司 一九九九年 人民幣千元
根據中國會計準則及制度編制之所有者權益		**1,373,104**	1,365,972	**1,373,104**	1,365,972
調整					
壞帳準備		**(30,121)**	(18,623)	**—**	—
資本化之遞延費用		**89,909**	(4,110)	**2,187**	—
固定資產重估價值的分別		**138,733**	140,177	**—**	—
多計提的研究開發費用		**17,463**	5,938	**—**	—
少數股東權益差異		**(14,598)**	(11,129)	**—**	—
沖回子公司之應佔淨資產		**—**	—	**(39,531)**	(39,202)
根據香港普遍採納之會計原則編制之所有者權益		**1,574,490**	1,478,225	**1,335,760**	1,326,770
根據中國會計準則及制度編制之淨利潤		**146,234**	128,663	**146,234**	128,663
調整					
遞延費用之攤銷		**(10,448)**	(2,650)	**(243)**	—
固定資產重估增值部分所計提之折舊		**(1,444)**	—	**—**	—
沖銷多計提之研究開發費用		**11,525**	—	**—**	—
少數股東權益差異		**1,400**	(1,771)	**—**	—
沖回應佔子公司當年業績		**—**	—	**(98,016)**	(46,174)
確認補助收入		**13,185**	14,718	**—**	—
呆壞存貨處理		**(17,255)**	—	**—**	—
於以前年度已確認之拆遷補償		**(7,947)**	(8,790)	**—**	—
所得稅項差異		**—**	(1,069)	**—**	—
其他		**—**	(413)	**—**	—
根據香港普遍採納之會計原則編制之淨利潤		**135,250**	128,688	**47,975**	82,489

八、或有事項

截至2000年12月31日止，本公司沒有需要披露的重大或有事項。

九、承諾事項

截至2000年12月31日止，本公司的資本承諾金額為52,153千元(上年末：54,879千元)，經營租賃承諾金額為13,720千元(上年末：18,271千元)。

十、資產負債表日後事項中的非調整事項

1、 經中國證券監督管理委員會及本公司股東大會批准，本公司於2001年1月10日增發了7,800萬股人民幣普通股，募集資金淨額為73,799萬元。經上海證券交易所批准，本公司的人民幣普通股股票已於2001年2月6日在上海證券交易所掛牌上市。

2、 2001年2月21日，經本公司董事會第二屆第三次會議決議，由廣州中藥一廠吸收合併廣州眾勝藥廠。至報告日止，有關工作正在進行中。

十一、 債務重組事項

截至2000年12月31日止，本公司沒有發生債務重組事項。

十二、 非貨幣性交易

截至2000年12月31日止，本公司沒有發生非貨幣性交易事項。

十三、 其他重要事項

1、 根據財政部及國家稅務總局於2000年10月13日聯合發佈的財稅[2000]99號文，地方政府實行的對上市公司所得稅先按33%的法定稅率徵收，再返還超過15%的部分的優惠政策，允保留到2001年12月31日。

廣東省財政廳於2000年11月9日發佈了粵財法[2000]76號文，規定廣東省上市公司的企業所得稅先按33%的法定稅率徵收後，對超過15%的部分(18%)按隸屬關係由各級財政給予返還。該政策執行到2001年12月31日，從2002年1月1日起，除法律、行政法規另有規定外，企業所得稅一律按法定稅率徵收。

如上所述(詳見以上第四點關於稅項及附加的說明)，本公司獲得的15%稅率的企業所得稅優惠政策於2000年12月31日期滿。本公司已根據有關政策，向廣州市政府提出在2001年繼續給予本公司稅收優惠的申請。

上述納稅政策的改變將對本公司相關期間的淨利潤造成影響。

2、 關於財政部財企[2000]295號文及廣州市政府穗府[2000]18號文中提及的對無房和住房未達標老職工的一次性住房補貼問題，董事會認為這一事項對本公司不具有強制性約束力。從2001年起，本公司將根據屬下企業的實際情況制定職工住房補貼政策。

七、關聯方關係及其交易(續)

(4) 關聯方交易(續)

7. 擔保

本公司為關聯方向銀行借款提供擔保的情況如下：

公司名稱	年初數(千元)	年末數(千元)
廣州醫藥貿易中心	16,000	0

8. 許可協定

根據本公司本部與廣藥集團於1997年9月1日簽訂的商標許可協定，本公司於商標許可協定簽訂日起計10年內可使用38個廣藥集團擁有的商標，並按照本公司的銷售淨額的千分之一支付商標使用費。此商標許可協定將於2007年9月1日期滿。本公司本年度應向廣藥集團支付上述商標許可使用費4,494千元(上年度：3,496千元)。

9. 預付租金

根據本公司本部與廣藥集團於1998年8月28日簽訂的協議書，廣藥集團同意本公司本部租用其擴建的新辦公大樓的部分場地。本公司本部支付的租金按當時的市場租賃價格折讓38%計算。由於廣藥集團需要資金進行辦公樓擴建工程，本公司本部已根據上述協議書的規定向廣藥集團預付租金6,000,000.00元。廣藥集團承諾該款項僅用於辦公樓的建設，並可抵扣應付的租金。租賃年期應不少於10年或直至預付租金完全抵扣為止，以較長者為准。

10. 房改補貼

根據本公司本部與廣藥集團於1997年9月1日簽訂的職工住房服務合同，廣藥集團同意在本公司本部的要求下以及在符合當期適用廣州市地區內的房改政策的情況下，以優惠房價向本公司的職工出售職工住房。本公司本部同意按照優惠房價與廣藥集團建設或購入這些職工住房的成本(扣除累計折舊)的差額給予補貼，該補貼在購房手續完成後12個月內向廣藥集團支付。截至本年末止，本公司應向廣藥集團支付房改補貼62,030千元(上年末：62,030千元)。

七、關聯方關係及其交易(續)

(4) 關聯方交易(續)

5. 提供或接受勞務

貨幣單位:人民幣千元

	註	本年累計數	上年累計數
職工住房服務費	[1]	1,938	**3,303**
綜合服務費	[2]	404	**398**
		2,342	**3,701**

註[1]根據本公司本部與廣藥集團於1997年9月1日簽訂的職工住房服務合同,以及於1997年12月31日所發出的補充通告,廣藥集團同意為本公司的員工繼續提供職工住房。本公司本部按照上述職工住房賬面淨值的6%支付服務費。上述職工住房服務合同將於2007年12月31日期滿。

註[2]根據本公司本部與廣藥集團於1997年9月1日簽訂的綜合服務合同,廣藥集團為本公司提供若干福利設施,本公司負責經營、管理及維修這些福利設施,並按照截至1997年末止這些福利設施的累計折舊厘定服務費,服務費每年按上年度水平的10%遞增。此綜合服務合同將於2007年12月31日期滿。

6. 租賃

根據本公司本部與廣藥集團於1997年9月1日簽訂的租賃協定及辦公樓租賃協定,本公司租用廣藥集團若干樓宇作倉庫及辦公樓用途,為期3年,每年支付固定租金(參考廣州市房地產管理局制定的標準租金進行調整),以及按實際使用量支付公用設施和其他雜項費用。本公司本年度應向廣藥集團支付上述租金2,719千元(上年度:2,422千元)。

七、關聯方關係及其交易(續)

(4) 關聯方交易

4. 應收應付款項

貨幣單位：人民幣千元

	年初數	年末數
應收賬款：		
廣州光華藥業股份有限公司	0	**121**
廣州中富藥業有限公司	97	**0**
廣東星華保健飲料有限公司	289	**0**
廣州何濟公制藥廠	0	**5**
廣州天心藥業股份有限公司	3,115	**2,627**
廣州僑光制藥廠	3,116	**3,813**
廣東制藥廠	81	**165**
應付賬款：		
廣州僑光制藥廠	0	**114**
廣州明興制藥廠	119	**316**
廣州何濟公制藥廠	5	**251**
廣州天心藥業股份有限公司	217	**426**
廣州市醫藥物資供應公司	98	**3**
廣東制藥廠	49	**157**
廣州光華藥業股份有限公司	109	**158**
廣州制藥十廠	7	**16**
其他應收款：		
廣州醫藥集團有限公司	1,076	**2,500**
廣東星華保健飲料有限公司	3,800	**3,800**
廣州中富藥業有限公司	0	**13**
廣州廣京中藥技術創新中心有限公司	0	**2,000**
保聯拓展有限公司	1,219	**1,207**
其他應付款：		
廣州醫藥集團有限公司	62,030	**62,030**

七、關聯方關係及其交易(續)

(4) 關聯方交易

2. 採購貨物

貨幣單位：人民幣千元

公司名稱	本年累計數	上年累計數
廣州天心藥業股份有限公司	**5,697**	5,489
廣州僑光制藥廠	**4,112**	2,576
廣州光華藥業股份有限公司	**15,372**	11,009
廣州明興制藥廠	**7,047**	5,723
廣東制藥廠	**9,081**	6,887
廣州市醫藥物資供應公司	**3,040**	6,718
廣州何濟公制藥廠	**1,378**	936
廣州衛生材料廠	**668**	520
廣州制藥廠	**1,249**	0
廣州醫藥經濟拓展公司	**0**	295
廣州制藥十廠	**316**	811
	47,960	40,964

以上購貨業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

3. 銷售貨物

貨幣單位：人民幣千元

公司名稱	本年累計數	上年累計數
廣州天心藥業股份有限公司	**13,557**	13,979
廣州醫藥經濟拓展公司	**0**	76
廣州僑光制藥廠	**27,995**	4,159
廣州光華藥業股份有限公司	**444**	0
廣東制藥廠	**1,535**	1,457
廣州中富藥業有限公司	**2,051**	0
廣州市醫藥物資供應公司	**4,864**	0
廣州何濟公制藥廠	**78**	324
	50,524	19,995

以上銷售業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

七、關聯方關係及其交易(續)

(4) 關聯方交易

1. 不存在控制關係的關聯方關係的性質

企業名稱	與本公司的關係
廣州天心藥業股份有限公司	與本公司同一母公司
廣州僑光制藥廠	與本公司同一母公司
廣州光華藥業股份有限公司	與本公司同一母公司
廣州明興制藥廠	與本公司同一母公司
廣東制藥廠	與本公司同一母公司
廣州市醫藥物資供應公司	與本公司同一母公司
廣州何濟公制藥廠	與本公司同一母公司
廣州衛生材料廠	與本公司同一母公司
廣州制藥廠	與本公司同一母公司
廣州制藥十廠	與本公司同一母公司
廣州醫藥經濟拓展公司	與本公司同一母公司
廣州中富藥業有限公司	合營企業
廣東星華保健飲料有限公司	子公司
廣州廣京中藥技術創新中心有限公司	子公司
保聯拓展有限公司	與本公司同一母公司

七、關聯方關係及其交易(續)

(2) 存在控制關係的關聯方的註冊資本及其變化

貨幣單位：人民幣萬元

企業名稱	年初數	本年增加數	本年減少數	年末數
廣州醫藥集團有限公司	100,770	0	0	**100,770**
廣州星群(藥業)股份有限公司	5,350	0	0	**5,350**
廣州中藥一廠	1,167	0	0	**1,167**
廣州陳李濟藥廠	752	0	0	**752**
廣州眾勝藥廠	499	0	0	**499**
廣州奇星藥廠	560	0	0	**560**
廣州敬修堂(藥業)股份有限公司	6,210	0	0	**6,210**
廣州潘高壽藥業股份有限公司	4,332	0	0	**4,332**
廣州羊城藥業股份有限公司	6,189	0	0	**6,189**
廣州市醫藥公司	835	0	0	**835**
廣州市藥材公司	882	0	0	**882**
廣州市醫藥進出口公司	257	0	0	**257**

(3) 存在控制關係的關聯方所持股份或權益及其變化

貨幣單位：人民幣萬元

企業名稱	年初數	%	本年增加數	%	本年減少數	%	年末數	%
廣州醫藥集團有限公司	51,300	70	0	0	0	0	51,300	70
廣州星群(藥業)股份有限公司	4,500	84.11	0	0	0	0	4,500	84.11
廣州中藥一廠	1,167	100	0	0	0	0	1,167	100
廣州陳李濟藥廠	752	100	0	0	0	0	752	100
廣州眾勝藥廠	499	100	0	0	0	0	499	100
廣州奇星藥廠	560	100	0	0	0	0	560	100
廣州敬修堂(藥業)股份有限公司	5,210	83.90	0	0	0	0	5,210	83.90
廣州潘高壽藥業股份有限公司	3,532	81.53	0	0	0	0	3,532	81.53
廣州羊城藥業股份有限公司	5,389	87.07	0	0	0	0	5,389	87.07
廣州市醫藥公司	835	100	0	0	0	0	835	100
廣州市藥材公司	882	100	0	0	0	0	882	100
廣州市醫藥進出口公司	257	100	0	0	0	0	257	100

六、分行業資料

貨幣單位：人民幣千元

行業	營業收入淨額		營業成本		營業毛利	
	上年數	本年數	上年數	本年數	上年數	本年數
製造業	1,199,737	**1,295,156**	625,168	**576,267**	574,569	**718,887**
貿易						
批發	1,802,015	**2,469,537**	1,601,976	**2,260,895**	200,039	**208,642**
零售	380,220	**388,807**	295,669	**302,765**	84,551	**86,042**
進出口	72,518	**69,357**	65,743	**61,405**	6,775	**7,952**
	3,454,490	**4,222,857**	2,588,556	**3,201,332**	865,934	**1,021,523**

七、關聯方關係及其交易

(1) 存在控制關係的關聯方

企業名稱	註冊地址	主營業務	與本企業關係	經濟性質或類型	法定代表人
廣州醫藥集團有限公司	廣州市沙面北街45號	生產及銷售	母公司	有限責任公司	蔡志祥
廣州星群(藥業)股份有限公司	廣州市人民中路252號	生產及銷售	子公司	股份有限公司	李興華
廣州中藥一廠	廣州市杉木欄路77號	生產及銷售	子公司	國有控股	麥奇傑
廣州陳李濟藥廠	廣州市廣州大道南1688號	生產及銷售	子公司	國有控股	李國駒
廣州眾勝藥廠	廣州市多寶路昌華新街32號	生產及銷售	子公司	國有控股	麥奇傑
廣州奇星藥廠	廣州市新港中路赤崗北街33號	生產及銷售	子公司	國有控股	朱柏華
廣州敬修堂(藥業)股份有限公司	廣州市人民南路179號	生產及銷售	子公司	股份有限公司	黃海濤
廣州潘高壽藥業股份有限公司	廣州市解放北路618~620號	生產及銷售	子公司	股份有限公司	廖景光
廣州羊城藥業股份有限公司	廣州市白雲區江村橋頭側	生產及銷售	子公司	股份有限公司	陳翔志
廣州市醫藥公司	廣州市大同路97號	批發及零售	子公司	國有控股	馮贊勝
廣州市藥材公司	廣州市光復南路140號	批發及零售	子公司	國有控股	蘇德貴
廣州市醫藥進出口公司	廣州市沙面北街59號	批發及零售	子公司	國有控股	塗克金

五、母公司會計報表主要項目附註(續)

3. 投資收益

	本年累計數	上年累計數
成本法	3,013,835.00	**1,868,200.00**
權益法	149,152,207.72	**131,105,636.44**
	152,166,042.72	**132,973,836.44**

4. 所得稅

各期會計利潤與應納稅所得額的差異情況如下：

	本年累計數	上年累計數
會計利潤	146,234,182.77	**128,663,316.58**
應納稅所得額	-1,693,408.43	**-944,202.96**
差額	-147,927,591.20	**-129,607,519.54**
所得稅額	0.00	**0.00**

以上應納稅所得額小於會計利潤，原因是本公司本部的利潤主要來自按權益法計算的對屬下子公司的投資收益，由於該收益是按屬下子公司的稅後利潤計算，因此作調減應納稅所得額處理。2000年度的會計利潤在剔除對屬下子公司的投資收益及彌補1999年度的虧損後，沒有應納稅所得額。

五、母公司會計報表主要項目附註
(如無特別註明，貨幣單位均為人民幣元)

1. 其他應收款

賬齡	年初數			年末數		
	餘額	比例	壞賬準備	餘額	比例	壞賬準備
1年以內	55,516,871.91	34%	0.00	**94,770,586.57**	**39%**	**0.00**
1至2年	105,681,682.24	66%	0.00	**53,504,040.73**	**22%**	**150,613.06**
2至3年	0.00	0%	0.00	**92,480,525.64**	**39%**	**0.00**
3至4年	0.00	0%	0.00	**0.00**	**0%**	**0.00**
4至5年	0.00	0%	0.00	**0.00**	**0%**	**0.00**
5年以上	0.00	0%	0.00	**0.00**	**0%**	**0.00**
	161,198,554.15	100%	0.00	**240,755,152.94**	**100%**	**150,613.06**

其他應收款中包括廣藥集團欠本公司本部的款項6,441,426.36元。

2. 長期股權投資

被投資公司名稱	初始投資額	佔被投資公司股比	累計權益增減額	年末數
廣州星群(藥業)股份有限公司	72,422,318.70	84.11%	29,397,508.92	102,157,600.58
廣州中藥一廠	95,757,278.42	100%	75,329,378.21	170,129,268.76
廣州陳李濟藥廠	84,210,759.25	100%	65,543,569.86	150,176,928.85
廣州眾勝藥廠	10,756,930.75	100%	-23,656,347.78	-12,946,421.28
廣州奇星藥廠	126,775,482.62	100%	9,272,246.42	136,554,040.01
廣州敬修堂藥業股份有限公司	78,489,814.94	83.90%	-8,039,385.77	70,476,497.93
廣州潘高壽(藥業)股份有限公司	85,298,132.51	81.53%	8,989,114.17	94,287,246.68
廣州羊城藥業股份有限公司	53,635,124.44	87.07%	5,629,952.17	59,270,392.35
廣州市醫藥公司	133,149,915.75	100%	74,484,595.53	208,289,601.09
廣州市藥材公司	40,159,983.83	100%	19,604,419.55	59,982,179.16
廣州醫藥進出口公司	8,451,925.49	100%	69,162.78	8,451,220.02
暨華醫療器械責任有限公司	500,000.00	30%	0.00	500,000.00
廣州廣京中藥技術創新中心有限公司	700,000.00	70%	-26,243.20	673,756.80
南海市南方包裝有限公司	30,000,000.00	21.42%	0.00	30,000,000.00
合計	820,307,666.70		256,597,970.86	1,078,002,310.95

四、合併會計報表主要項目附註（續）

39. 所得税

	本年累計數	上年累計數
利潤總額	219,935,807.84	179,971,536.09
應納税所得額	401,108,328.99	265,973,030.90
差額	181,172,521.15	86,001,494.81
所得税額	62,725,426.49	41,853,028.03

應納税所得額與會計利潤總額的差額，主要是本公司根據《中華人民共和國企業所得税暫行條例》及其實施細則的有關規定，對按規定不得列為成本、費用和損失的項目以及超過可列支標準的專案進行調整而形成。

本年度所得税比上年度增加49.87%，主要原因是：

(1) 屬下各子公司本年度匯總的利潤總額比上年度增加超過7,238萬元，增幅達23.21%；

(2) 根據國家税務總局於2000年5月16日發佈的國税發[2000]84號文的規定，允許税前扣除的廣告費支出不超過營業收入2%，業務宣傳費不超過營業收入的5%。這一税收政策使本年度應納税所得額比上年度調增超過2,893萬元。

40. 收到的其他與經營活動有關的現金

主要內容	金額
供應商折讓	63,360,557.07
預收貨款	22,399,976.31
新產品推廣會議費	10,427,483.13

41. 支付的其他與經營活動有關的現金

主要內容	金額
管理費用	55,896,437.37
營業費用	46,120,498.75
折扣折讓款	41,805,638.24
廣告費	34,416,884.22
差旅費及會議費	15,224,074.85
供銷費	12,101,641.38
加工費	6,694,237.58
業務活動借款	5,888,938.16
運輸費	3,856,083.33
接待費	1,227,394.42

四、合併會計報表主要項目附註(續)

36. 投資收益

		本年累計數	上年累計數
股權投資	成本法	3,754,186.30	1,106,800.91
	權益法	767,047.81	956,206.00
債權投資		126,653.70	429,247.96
		4,647,887.81	2,492,254.87

37. 營業外收入

	本年累計數	上年累計數
處理固定資產淨收益	131,558.98	137,758.34
固定資產盤盈	1,566.63	22,526.83
出售廢料	100,828.37	8,942.12
罰款及滯納金	25,336.89	32,665.93
流轉税返還款	0.00	1,020,046.39
地鐵工程拆遷補償	10,377,543.89	18,269,197.39
無法支付的應付款	4,318,507.78	800,929.06
其他	3,451,866.32	4,212,579.59
	18,407,208.86	24,504,645.65

38. 營業外支出

	本年累計數	上年累計數
處理固定資產淨損失	2,820,816.76	1,170,559.95
債務重組損失	0.00	114,704.88
捐贈	67,750.00	432,176.00
罰款及滯納金	695,201.53	564,771.07
非常損失	130,071.46	199,084.40
其他	4,276,414.34	7,262,323.81
	7,990,254.09	9,743,620.11

四、合併會計報表主要項目附註(續)

34. 其他業務利潤

	本年累計數	上年累計數
(1) 其他業務收入		
資產出租	27,755,070.17	30,310,581.08
材料銷售	8,694,816.17	7,335,578.48
利息	2,654,398.59	4,872,759.64
出租場地費	5,033,511.26	0.00
會議費	1,031,250.17	500,000.00
代儲業務	2,882,907.71	2,193,745.00
無形資產轉讓	7,971.77	713,887.67
產品宣傳	975,694.48	9,520.00
其他	479,711.75	1,164,010.96
	49,515,332.07	47,100,082.83
(2) 其他業務支出		
資產出租	4,295,856.77	4,138,194.39
材料銷售	7,609,913.89	6,601,224.98
稅金及附加	649,283.13	652,104.41
代儲業務	143,453.57	80,147.54
其他	377,162.04	123,277.94
	13,075,669.40	11,594,949.26
	36,439,662.67	35,505,133.57

35. 財務費用

	本年累計數	上年累計數
利息淨支出	26,641,411.46	37,454,789.04
匯兑淨損失	522,162.50	491,157.76
金融機構手續費	751,852.08	657,077.00
其他	-1,898.40	-5,947.52
	27,913,527.64	38,597,076.28

四、合併會計報表主要項目附註(續)

32. 主營業務成本

		本年累計數	上年累計數
(1)	製造及銷售	576,266,627.49	625,168,080.66
(2)	貿易		
	批發	2,260,895,027.23	1,601,976,400.16
	零售	302,765,096.79	295,668,460.25
	進出口	61,405,110.88	65,743,010.17
		2,625,065,234.90	1,963,387,870.58
		3,201,331,862.39	2,588,555,951.24

33. 主營業務税金及附加

	本年累計數	上年累計數
營業税	1,101,683.27	717,243.92
城市維護建設税	12,878,601.34	12,304,497.10
土地增值税	0.00	250,339.09
教育費附加	5,759,828.62	5,025,918.57
其他	52,454.83	26,361.18
	19,792,568.06	18,324,359.86

四、合併會計報表主要項目附註(續)

30. 未分配利潤

(1) 未分配利潤具體數字詳見附表三。

(2) 本公司的利潤分配政策詳見上述第二點之21。

(3) 根據2000年10月18日第二次臨時股東大會決議，2000年中期未分配利潤及2000年7月1日至A股發行完成的滾存利潤由新老股東共享。

(4) 本年年初未分配利潤為-50,195,637.73元，比上年年末未分配利潤18,402,753.61元減少68,598,391.34元，差異原因主要是本公司根據財政部財企[2000]295號《關於企業住房制度改革中有關財務處理問題的通知》的規定將住房周轉金借方餘額作調整年初未分配利潤處理。

(5) 根據本公司董事會第二屆第四次會議通過的2000年度派息方案，本公司2000年度每股擬派發股息0.05元，合共38,985,000.00元。本公司2000年中期已按每股0.02元派息14,658,000.00元。2000年末，每股擬派發0.03元股息，按增發人民幣普通股後的總股本810,900,000股計算，共派發股息24,327,000.00元，其中用2000年末未分配利潤派發11,475,000.00元，餘下的12,852,000.00元用留存的任意公積金派發。

31. 主營業務收入淨額

	本年累計數	上年累計數
(1) 製造及銷售	1,295,155,090.44	1,199,736,530.78
(2) 貿易		
批發	2,469,537,477.45	1,802,015,360.45
零售	388,807,225.48	380,220,196.03
進出口	69,357,222.60	72,518,280.86
	2,927,701,925.53	2,254,753,837.34
	4,222,857,015.97	3,454,490,368.12

四、合併會計報表主要項目附註(續)

28. 資本公積

	年初數	本年增加	本年減少	年末數
股本溢價	223,021,317.47	0.00	0.00	223,021,317.47
接受捐贈資產準備	1,621,716.80	0.00	0.00	1,621,716.80
其他資本公積轉入	19,887,759.34	0.00	2,320,729.00	17,567,030.34
外幣資本折算差額	373,893.09	0.00	0.00	373,893.09
減免稅轉入	189,339,785.11	13,185,000.00	0.00	202,524,785.11
	434,244,471.81	13,185,000.00	2,320,729.00	445,108,742.81

29. 盈餘公積

	年初數	本年增加	本年減少	年末數
法定盈餘公積	72,983,975.54	34,442,904.57	4,662,921.63	102,763,958.48
法定公益金	52,726,720.87	34,442,804.68	18,958,914.62	68,210,610.93
任意盈餘公積	49,741,315.42	0.00	31,613,409.96	18,127,905.46
減免稅轉入	4,972,960.34	532.73	0.00	4,973,493.07
	180,424,972.17	68,886,241.98	55,235,246.21	194,075,967.94

四、合併會計報表主要項目附註(續)

25. 長期應付款

債權人	款項內容	年末數
廣州市國有資產管理局	代管國家分紅基金	3,601,287.27
廣州市國有資產管理局	國家股股利	4,635,902.05
住房公積金		3,778,181.80
其他		2,104,427.82
		14,119,798.94

26. 住房周轉金

本公司根據財政部財企[2000]295號及財企[2000]878號文的有關規定，將住房周轉金的餘額作調整年初未分配利潤處理。由此造成的年初未分配利潤負數40,001,838.82元，根據本公司董事會第二屆第四次會議決議，本公司分別以公益金16,862,392.25元、任意盈餘公積金17,587,944.51元、法定盈餘公積金5,342,141.22元及資本公積209,360.84元進行了彌補。

27. 股本

數量單位：股

	本次變動前	本次變動增減(+，-) 配股	送股	公積金轉股	增發	其他	小計	本次變動後
一、未上市流通股份								
1. 發起人股份								
其中：								
國家持有股份	513,000,000	—	—	—	—	—	—	513,000,000
境內法人持有股份	—	—	—	—	—	—	—	—
境外法人持有股份	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
2. 募集法人股份	—	—	—	—	—	—	—	—
3. 內部職工股	—	—	—	—	—	—	—	—
4. 優先股或其他								
其中：轉配股	—	—	—	—	—	—	—	—
未上市流通股份合計	513,000,000	—	—	—	—	—	—	513,000,000
二、已上市流通股份								
1. 人民幣普通股	—	—	—	—	—	—	—	—
2. 境內上市的外資股	—	—	—	—	—	—	—	—
3. 境外上市的外資股(H股)	219,900,000	—	—	—	—	—	—	219,900,000
4. 其他								
已上市流通股份合計	219,900,000	—	—	—	—	—	—	219,900,000
三、股份總數	732,900,000	—	—	—	—	—	—	732,900,000

四、合併會計報表主要項目附註(續)

22. 預提費用

	年初數	年末數
廣告費	280,180.90	0.00
審計費及諮詢費	2,269,965.00	3,080,965.00
借款利息	563,739.40	737,725.93
租金	858,994.67	233,883.10
水電費	15,241.28	76,091.78
其他	246,975.72	510,456.52
	4,235,096.97	4,639,122.33

23. 一年內到期的長期負債

一年內到期的長期負債年末數34,000,000.00元均為人民幣抵押借。

24. 長期借款

貸款單位	借款起止期	年利率	年末數	借款條件
廣州市工商銀行第一支行	2000.07.28~2002.11.20	5.940%	5,000,000.00	資產抵押
廣州市工商銀行第一支行	2000.07.28~2002.09.20	5.940%	5,000,000.00	資產抵押
廣州市工商銀行第一支行	2000.07.28~2002.05.20	5.940%	5,000,000.00	資產抵押
廣州市工商銀行第二支行	2000.02.25~2002.04.18	6.534%	10,000,000.00	資產抵押
廣州市工商銀行第二支行	2000.02.25~2002.03.15	6.534%	10,000,000.00	資產抵押
廣州市工商銀行第二支行	2000.03.06~2002.07.18	6.534%	10,000,000.00	資產抵押
廣州市工商銀行第二支行	2000.02.29~2002.07.04	6.534%	5,000,000.00	資產抵押
廣州市工商銀行第二支行	2000.03.02~2002.08.04	6.534%	5,000,000.00	資產抵押
廣州市工商銀行第二支行	2000.02.09~2002.05.04	6.534%	5,000,000.00	資產抵押
廣州市工商銀行第二支行	2000.02.25~2002.03.02	6.534%	5,000,000.00	資產抵押
			65,000,000.00	

四、合併會計報表主要項目附註(續)

21. 其他應付款

(1) 其他應付款按賬齡分析如下：

賬齡	年初數 餘額	比例	年末數 餘額	比例
1年以內	91,803,285.64	58%	**135,827,243.37**	**59%**
1至2年	20,477,553.08	13%	**33,989,368.60**	**15%**
2至3年	22,224,829.86	14%	**15,304,722.88**	**7%**
3年以上	24,041,895.24	15%	**44,152,093.22**	**19%**
	158,547,563.82	100%	**229,273,428.07**	**100%**

(2) 其他應付款年末數的具體內容如下：

	年末數
與外單位的往來款	**65,774,157.48**
應付廣藥集團房改補貼	**62,029,905.67**
技術開發費	**17,573,347.38**
行政收費及稅金附加費	**10,472,640.28**
代管住房公積金	**10,810,777.23**
租金	**1,383,846.10**
職工教育經費	**6,614,494.20**
勞動保險	**3,651,525.52**
供銷承包費	**625,617.17**
收取的保證金、押金及定金	**10,835,316.82**
工會經費	**1,150,235.03**
職工獎勵及福利基金	**1,082,341.21**
利息支出	**4,819,652.60**
暫收員工款	**3,019,937.67**
行業集中款	**15,248,365.32**
其他應付暫收款	**14,181,268.39**
	229,273,428.07

上述其他應付款餘額中，欠持本公司5%(含5%)以上股份股東的款項是應付廣藥集團的房改補貼62,029,905.67元，詳見以下第七點關聯方關係及其交易的說明。

四、合併會計報表主要項目附註（續）

19. 應交稅金

	年末數
營業稅	605,035.31
增值稅	4,557,340.34
城市維護建設稅	753,304.21
企業所得稅	28,770,559.74
房產稅	286,134.08
代扣稅金	67,207.95
關稅	-465,744.08
其他	945,815.68
	35,519,653.23

本公司報告期內執行上述第三點所示的稅收政策。

20. 其他應交款

	計繳標準	年末數
教育費附加	按增值稅、營業稅及消費稅稅額的3%計算	331,552.29
市區堤圍防護費	按應稅（增值稅、營業稅、消費稅及資源稅）收入的1.8%計算	2,739,432.12
其他		166,373.81
		3,237,358.22

四、合併會計報表主要項目附註(續)

16. 短期借款

	年初數	**年末數**
信用借款	81,520,000.00	**44,640,000.00**
抵押、質押借款	290,780,000.00	**250,880,000.00**
保證借款	235,850,000.00	**182,480,000.00**
	608,150,000.00	**478,000,000.00**

年末數中沒有已到期未償還的借款。

17. 應付賬款

(1) 應付賬款按賬齡分析如下：

賬齡	年初數		**年末數**	
	餘額	比例	**餘額**	**比例**
1年以內	428,815,082.48	91%	**477,378,074.89**	**93%**
1至2年	16,641,213.85	3%	**17,086,164.32**	**3%**
2至3年	6,976,016.12	1%	**7,116,441.96**	**1%**
3年以上	22,059,820.10	5%	**15,145,546.43**	**3%**
	474,492,132.55	100%	**516,726,227.60**	**100%**

(2) 上述應付賬款餘額中，並無欠持本公司5%(含5%)以上股份股東的款項。

18. 應付股利

	年末數	**欠付原因**
國家股	**15,390,000.00**	2000年末擬派股息，將於2001年支付。
社會公眾股	**8,937,000.00**	2000年末擬派股息，將於2001年支付。
境外公眾股	**30,008.29**	尚未支付的2000年度中期股息。
內部職工股	**5,073,088.87**	2000年度股利將於2001年支付。
	29,430,097.16	

四、合併會計報表主要項目附註（續）

14. 開辦費

原始發生額	3,398,681.32
本年攤銷額	2,901,631.44
累計攤銷額	3,327,344.40
年末餘額	71,336.92
剩餘攤銷年限	3年

15. 長期待攤費用

項目	攤銷年限	原始發生額	本年攤銷額	累計攤銷額	年末數	剩餘攤銷年限
裝修費	4~5年	18,063,037.89	3,722,209.57	6,390,342.20	11,672,695.69	1~5年
租入固定資產改良支出	5年	1,693,800.00	338,760.00	1,016,280.00	677,520.00	2年
公用設施支出	5年	3,112,221.58	584,890.44	1,786,299.13	1,325,922.45	1~3年
電腦小型機系統	3年	2,848,000.00	632,888.88	632,888.88	2,215,111.12	2年4個月
電腦開發費用	5年	2,797,616.73	625,813.18	625,813.18	2,171,803.55	2年
電話初裝費	5年	1,169,000.00	182,965.82	655,509.06	513,490.94	2年
ERP系統費用	5年	4,821,159.92	781,810.60	781,810.60	4,039,349.32	2~5年
水電增容費	5年	2,204,800.00	565,839.96	1,293,599.88	911,200.12	1.5~2年
新廠用電增容費	5年	800,000.00	159,996.00	479,988.00	320,012.00	2年
水電使用權	4年	1,118,890.00	251,752.44	615,384.92	503,505.08	2年
H股上市資產評估增值	5年	6,196,963.49	1,203,592.56	3,811,477.72	2,385,485.77	1~2年
GMP工程改造	5年	4,426,817.44	885,363.60	2,874,008.85	1,552,808.59	3年6個月
其他	5年	811,803.92	162,360.76	630,942.28	180,861.64	1~2年
		50,064,110.97	10,098,243.81	21,594,344.70	28,469,766.27	

四、合併會計報表主要項目附註(續)

13. 無形資產(續)

專案名稱	取得方式	原值	本年攤銷額	累計攤銷額	年末數	剩餘攤銷年限
采芝林同仁分店土地使用權	購入	109,032.00	2,725.80	8,177.30	100,854.70	37年
采芝林沙園分店土地使用權	購入	37,120.00	927.96	2,783.85	34,336.15	37年
新洲倉庫A區土地使用權	購入	1,096,704.00	21,934.08	114,041.20	982,662.80	44年10個月
新洲倉庫B區土地使用權	購入	2,676,141.00	53,522.88	272,639.78	2,403,501.22	44年11個月
塞壩口倉庫土地使用權	購入	402,518.00	8,050.32	41,855.88	360,662.12	44年10個月
長安倉庫土地使用權	購入	114,675.00	2,548.32	12,688.99	101,986.01	40年
九佛倉庫土地使用權	購入	65,136.00	1,628.40	7,750.23	57,385.77	35年3個月
上九路85號土地使用權	購入	2,973,460.00	66,076.92	329,019.58	2,644,440.42	40年
天寶堂藥店土地使用權	購入	108,461.00	98,267.26	108,461.00	0.00	已拆遷
鴻昌大街26號土地使用權	購入	309,046.00	6,180.96	32,136.40	276,909.60	44年10個月
寶華北20號土地使用權	購入	163,591.00	4,089.72	19,464.78	144,126.22	35年3個月
濱江西44號土地使用權	購入	577,366.00	12,830.28	63,886.52	513,479.48	40年
番禺東升工業區土地使用權	購入	2,816,724.60	58,076.80	358,140.24	2,458,584.36	43年
新港中路赤崗北街33號	接受投資	1,755,288.00	35,105.76	70,211.52	1,685,076.48	48年
蟲爾旋專有技術	接受投資	499,800.00	49,980.00	199,920.00	299,880.00	6年
專有技術	購入	338,640.00	128,229.37	130,200.00	208,440.00	9年
		124,570,899.45	2,887,377.46	13,100,514.75	111,470,384.70	

四、合併會計報表主要項目附註(續)

13. 無形資產

專案名稱	取得方式	原值	本年攤銷額	累計攤銷額	年末數	剩餘攤銷年限
南洲路新廠房土地使用權	購入	4,301,046.00	88,423.92	249,027.01	4,052,018.99	45年
人民路舊廠房土地使用權	購入	2,686,602.00	54,828.60	211,359.98	2,475,242.02	45年
觀綠路土地使用權	購入	40,873.95	890.52	3,562.06	37,311.89	42年
寧溪橫街19-29號土地使用權	購入	1,600,547.00	35,094.50	140,383.26	1,460,163.74	42年7個月
叢桂路叢桂新街50-54號及72-76號土地使用權	購入	245,477.00	4,909.54	14,728.62	230,748.38	47年
杉木欄77號1-4樓土地使用權	購入	199,200.00	2,324.00	2,324.00	196,876.00	49年8個月
北京路194號土地使用權	購入	2,362,581.08	47,251.65	116,929.07	2,245,652.01	47年6個月
廣州大道南1688號土地使用權	購入	27,006,173.92	540,123.48	1,800,411.60	25,205,762.32	46年8個月
多寶路昌華新街32號土地使用權	購入	1,062,988.00	37,200.00	75,200.00	987,788.00	27年
松崗廠區用地土地使用權	購入	25,333,832.00	517,522.76	5,381,980.86	19,951,851.14	48年
番禺東升工業區土地使用權	購入	15,947,019.00	319,380.00	1,257,092.32	14,689,926.68	45年
廣州白雲區江村廠房土地使用權	購入	3,463,092.00	70,875.72	167,370.39	3,295,721.61	46年6個月
土地評估增值	評估增值	17,928,863.00	495,272.50	1,650,908.14	16,277,954.86	32年10個月
黃金圍地塊土地使用權	購入	1,051,697.00	11,843.41	11,843.41	1,039,853.59	36年7個月
十二甫新街地塊土地使用權	購入	3,509,041.00	39,516.20	39,516.20	3,469,524.80	36年7個月
和平西路地塊土地使用權	購入	1,535,744.00	17,294.39	17,294.39	1,518,449.61	36年7個月
北京路328號土地使用權	購入	130,699.00	11,881.74	35,645.20	95,053.80	9年
大新路265號土地使用權	購入	330,153.00	6,603.06	26,412.24	303,740.76	46年
塞壩路12號土地使用權	購入	1,764,522.90	35,290.44	125,120.15	1,639,402.75	46年5個月
采芝林海強分店土地使用權	購入	27,045.00	676.20	2,028.58	25,016.42	37年

四、合併會計報表主要項目附註（續）

12. 在建工程（續）

工程名稱	預算數	年初數	本年增加數	本年轉入固定資產	年末數	年末數中借款費用資本化金額	資金來源	工程進度
環保工程		80,000.00	0.00	0.00	80,000.00	0.00	自有資金	50%
華友大廈首層商鋪	3,010,000.00	3,010,000.00	0.00	0.00	3,010,000.00	0.00	自有資金	已完工，正在裝修
廣州陳李濟藥廠廠房易地擴建		31,902,596.52	1,693,956.12	147,151.90	33,449,400.74	0.00	自有資金	98%
府前大廈營業辦公樓		7,560,000.00	100,000.00	0.00	7,660,000.00	0.00	自有資金	95%
冬日苑4號商鋪	1,810,000.00	1,723,672.00	87,274.00	1,810,946.00	0.00	0.00	自有資金	已驗收
陽光花園商鋪	1,260,000.00	0.00	1,266,205.00	0.00	1,266,205.00	0.00	自有資金	已完工，正在裝修
待結轉固定資產		6,744,943.51	0.00	6,744,943.51	0.00	0.00	自有資金	
保利豐花園商鋪	2,590,000.00	2,593,500.00	177,450.00	2,770,950.00	0.00	0.00	自有資金	已驗收未結算
GMP工程改造		8,836,779.12	9,400,506.12	9,199,039.12	9,038,246.12	2,121,020.17	自有資金	已完工未結算
新冷庫工程		533,534.32	0.00	533,534.32	0.00	0.00	自有資金	已完工結算
其他		1,496,141.59	1,000,707.84	2,167,419.42	326,136.01	0.00	自有資金	90%
		189,739,536.40	99,124,631.83	80,522,671.33	208,338,202.90	16,100,713.39		

四、合併會計報表主要項目附註(續)

12. 在建工程

工程名稱	預算數	年初數	本年增加數	本年轉入固定資產	年末數	年末數中借款費用資本化金額	資金來源	工程進度
廣州潘高壽藥業股份有限公司職工宿舍		3,468,668.31	1,771,596.62	5,240,264.93	0.00	0.00	自有資金	已完工結算
預付設備款		593,453.18	3,168,016.38	2,664,316.38	1,097,153.18	387,541.18	自有資金	已完工未結算
預付工程款		204,574.17	3,170,668.33	704,574.17	2,670,668.33	0.00	自有資金	已完工未結算
廣州星群(藥業)股份有限公司易地遷廠		68,284,518.63	39,142,492.63	17,578,574.87	89,848,436.39	12,662,129.22	自有資金及借款	81%
曉燕灣1號商舖	2,170,000.00	2,172,729.00	0.00	2,172,729.00	0.00	0.00	自有資金	已完工驗收
祥泰樓商舖	3,420,000.00	3,414,062.72	0.00	3,414,062.72	0.00	0.00	自有資金	已完工驗收
潭江村綜合大樓工程	1,800,000.00	1,801,526.20	0.00	1,801,526.20	0.00	0.00	自有資金	已完工未結算
潭江村大嶺尾倉庫工程	12,325,000.00	7,555,751.43	4,301,769.84	0.00	11,857,521.27	730,972.82	借款	60%
松崗生產基地		12,238,167.06	230,388.51	0.00	12,468,555.57	0.00	自有資金	已完工未結算
市橋綜合車間工程		8,584,860.34	1,036,567.36	9,621,427.70	0.00	0.00	借款	已完工投入使用
時代廣場營業辦公樓	29,049,300.00	0.00	32,433,214.79	0.00	32,433,214.79	0.00	自有資金	已完工投入使用
設備安裝工程		1,089,803.00	0.00	0.00	1,089,803.00	199,050.00	自有資金	已完工未結算
前處理車間設備部分		4,799,952.50	73,203.50	4,873,156.00	0.00	0.00	自有資金	已完工未結算
前處理車間		8,765,820.30	70,614.79	8,836,435.09	0.00	0.00	自有資金	已完工結算
前處理車間道路		241,620.00	0.00	241,620.00	0.00	0.00	自有資金	
嘉鴻花園商舖	2,040,000.00	2,042,862.50	0.00	0.00	2,042,862.50	0.00	自有資金	已完工,正在裝修

四、合併會計報表主要項目附註(續)

11. 固定資產及累計折舊

原值	年初數	本年增加額	本年減少額	年末數
房屋及建築物	450,009,330.41	73,452,672.70	37,135,386.69	486,326,616.42
機器設備	339,240,962.44	36,593,802.79	7,805,277.24	368,029,487.99
運輸設備	81,180,754.60	7,258,519.23	10,072,243.21	78,367,030.62
電器設備	10,191,411.89	2,725,488.12	50,984.00	12,865,916.01
辦公設備	24,281,485.02	5,496,290.21	2,045,443.00	27,732,332.23
	904,903,944.36	125,526,773.05	57,109,334.14	973,321,383.27

累計折舊	年初數	本年增加額	本年減少額	年末數
房屋及建築物	76,595,899.89	18,205,430.03	183,809.60	94,617,520.32
機器設備	149,369,314.62	33,579,775.04	4,775,853.61	178,173,236.05
運輸設備	33,550,154.96	8,336,777.23	4,971,293.92	36,915,638.27
電器設備	5,069,089.92	1,805,772.96	43,515.86	6,831,347.02
辦公設備	10,940,884.06	4,099,459.58	1,067,259.80	13,973,083.84
	275,525,343.45	66,027,214.84	11,041,732.79	330,510,825.50

(1) 本年度在建工程轉入固定資產原值的金額為80,522,671.33元。

(2) 截至2000年12月31日止，本公司的銀行借款576,160,000.00元(上年末：594,280,000.00元)是以淨值171,738,000.00元(上年末：273,235,000.00元)的固定資產作抵押。

四、合併會計報表主要項目附註（續）

9. 長期股權投資（續）

註1：廣州眾勝藥廠太和分廠虧損嚴重，經營困難，2000年正在進行清盤，至2000年末尚未有結果。

註2：大中城市中藥貿易聯合會股份有限公司經營運作困難，本公司擬退出該項投資。

註3：合併價差1,890,389.98元，反映本公司屬下的廣州潘高壽藥業股份有限公司於1999年10月購買廣州潘高壽天然保健品有限公司的32%股份所支付的價款高於該股份在廣州潘高壽天然保健品有限公司淨資產所佔份額的差額。經此交易，廣州潘高壽藥業股份有限公司持有廣州潘高壽天然保健品有限公司的股份從原來的43%增加至75%。

10. 長期債權投資

債券名稱 年末數	面值	到期日	年利率		購入成本	年初數	應計利息
重點企業債券	120,000.00	1996年	7.20%	120,000.00	231,896.00	111,896.00	231,896.00
集資辦電款	60,000.00			60,000.00	60,000.00	0.00	60,000.00
國庫券	1,000,000.00	2000.5.14	9.18%	1,000,000.00	1,000,000.00	0.00	0.00
	1,180,000.00			1,180,000.00	1,291,896.00	111,896.00	291,896.00

四、合併會計報表主要項目附註(續)

9. 長期股權投資

被投資公司名稱	投資期限	佔被投資公司股權比例	年末數	初始投資額	本年權益法增減額	長期投資減值準備	
廣東星華保健飲料有限公司	2008年	53.00%	40,103,651.30	39,644,000.00	-527,225.89	0.00	
廣東星群經貿發展公司	無期限	51.00%	533,941.08	751,427.00	-69,773.05	0.00	
南海市南方包裝有限公司	2011年	21.42%	30,000,000.00	30,000,000.00	0.00	0.00	
廣州中富藥業有限公司	無期限	50.00%	1,425,163.13	400,000.00	384,494.79	0.00	
印尼三有實業有限公司	2014年	50.00%	973,076.06	1,420,757.64	0.00	0.00	
廣州羊城醫藥保健有限公司	無期限	75.00%	595,612.06	2,000,000.00	0.00	0.00	
廣州眾勝藥廠太和分廠	無期限	50.00%	785,315.05	1,000,000.00	0.00	785,315.05	註1
廣州廣京中藥技術創新中心有限公司	2008年	70.00%	673,756.80	700,000.00	17,017.55	0.00	
明泰實業(泰國)有限公司	2007年	40.00%	593,041.50	516,930.33	0.00	0.00	
廣州市暨華醫療器械有限公司	無期限	30.00%	500,000.00	500,000.00	0.00	0.00	
上海九和堂國藥有限公司	2007年	20.52%	615,000.00	615,000.00	0.00	0.00	
大中城市中藥貿易聯合會股份有限公司	無期限	10.00%	400,000.00	400,000.00	0.00	400,000.00	註2
奇星馬中藥業有限公司	10年	40.00%	362,826.38	362,826.38	0.00	0.00	
交通銀行廣州分行	無期限		340,170.83	348,356.00	0.00	0.00	
廣州市藥材公司北京路藥材商	無期限	20.00%	218,399.05	160,000.00	0.00	0.00	
九市十一廠經協體總公司	無期限		50,000.00	50,000.00	0.00	0.00	
杭州醫藥站股份有限公司	無期限	13.47%	264,000.00	264,000.00	0.00	0.00	
合併價差			1,890,389.98	0.00	0.00	0.00	註3
			80,324,343.22	79,133,297.35	-195,486.60	1,185,315.05	

四、合併會計報表主要項目附註（續）

7. 存貨

	年初數		年末數	
	餘額	跌價準備	餘額	跌價準備
在途物資	6,657,440.83	0.00	**5,871,564.98**	**0.00**
原材料	106,073,429.46	6,424,400.00	**86,786,844.93**	**0.00**
在產品	26,554,817.41	0.00	**40,289,311.68**	**0.00**
產成品	40,434,108.43	0.00	**53,792,235.55**	**0.00**
低值易耗品	1,175,269.97	0.00	**1,279,083.91**	**0.00**
包裝物	20,734,960.79	0.00	**19,683,529.93**	**0.00**
委託加工物資	1,159,228.58	0.00	**854,332.54**	**0.00**
庫存商品	474,900,679.44	1,346,533.60	**578,948,233.49**	**1,014,378.94**
其他	4,025,725.19	0.00	**2,971,742.71**	**0.00**
	681,715,660.10	7,770,933.60	**790,476,879.72**	**1,014,378.94**

本公司於年末對殘損及長期積壓的庫存商品按其可變現淨值低於成本的差額計提了存貨跌價準備1,014,378.94元。殘損存貨的可變現淨值按預計可收回的變價收入確定，積壓存貨的可變現淨值按市場價格確定。

8. 待攤費用

	年初數	本年增加數	本年攤銷數	年末數
預付保險費	2,441,464.46	4,124,281.86	4,085,483.61	2,480,262.71
固定資產修理費用	326,264.52	249,637.86	488,373.09	87,529.29
路橋費	57,629.27	350,044.00	265,873.27	141,800.00
廣告費	1,183,713.20	632,066.68	1,724,546.53	91,233.35
大額印花稅	13,333.34	51,908.94	52,212.78	13,029.50
低值易耗品攤銷	0.00	33,926.92	33,926.92	0.00
待扣增值稅進項稅額	43,613,244.86	12,197,567.45	0.00	55,810,812.31
其他	1,053,638.32	1,873,009.79	2,280,223.77	646,424.34
	48,689,287.97	19,512,443.50	8,930,639.97	59,271,091.50

四、合併會計報表主要項目附註（續）

4. 其他應收款（續）

(3) 上述其他應收款餘額中，持本公司5%（含5%）以上股份股東的欠款是廣藥集團欠本公司的往來款2,499,594.71元。

(4) 上述其他應收款餘額中，列前5名的大額客戶欠款如下：

欠款單位	年末數	賬齡	未收回原因
中國光大銀行廣州分行	19,500,000.00	1年以內	暫存的認購股款。
廣州市紅會醫院	10,149,500.00	1年以內	業務往來款，無還款期限。
廣州醫藥集團盈邦營銷有限公司	4,000,000.00	1年以內	關聯公司往來款，無還款期限。
廣東星華保健飲料有限公司	3,800,000.00	1年以內	關聯公司往來款，無還款期限。
增城宏華有限公司	2,373,771.46	3至4年	已訴訟，未判決。本公司已提壞賬準備。
番禺市纖維素綜合廠	2,279,034.99	1年以內	業務往來款，無還款期限。

5. 預付賬款

預付賬款年末數為8,425,742.30元，其中金額列前5名的賬款如下：

單位名稱	年末數	賬齡	未處理原因
肇慶市利偉醫藥有限公司	2,204,680.63	1年以內	貨物尚未收到，交易仍在合同期內
海南海靈制藥廠	1,512,059.20	1年以內	貨物尚未收到，交易仍在合同期內
預付商鋪裝修工程款	793,798.80	1年以內	工程尚未完工結算
雲南天然藥物制藥實業公司	624,063.30	1年以內	貨物尚未收到，交易仍在合同期內
珠海化工進出口公司	211,037.37	1年以內	貨物尚未收到，交易仍在合同期內

6. 應收補貼款

	年初數	年末數
應收商品出口退稅	1,661,604.28	**3,140,178.87**
其他	0.00	**2,041.99**
	1,661,604.28	**3,142,220.86**

四、合併會計報表主要項目附註（續）

4. 其他應收款

(1) 其他應收款按賬齡分析如下：

賬齡	年初數			年末數		
	餘額	比例	壞賬準備	餘額	比例	壞賬準備
1年以內	73,225,251.59	37%	17,144.55	**73,704,217.96**	**41%**	**367,272.10**
1至2年	82,356,900.91	42%	419,767.25	**58,810,191.88**	**33%**	**302,820.40**
2至3年	8,805,394.91	5%	3,008,477.21	**20,646,908.49**	**11%**	**802,629.46**
3至4年	25,365,994.82	13%	5,125,772.84	**18,340,742.48**	**10%**	**3,162,994.43**
4至5年	6,125,545.68	3%	25,000.00	**8,663,356.92**	**5%**	**876,379.00**
5年以上	87,319.24	0%	0.00	**62,098.00**	**0%**	**62,098.00**
	195,966,407.15	100%	8,596,161.85	**180,227,515.73**	**100%**	**5,574,193.39**

(2) 其他應收款年末數的具體內容如下：

	年末數
與外單位的往來款	**107,174,296.53**
業務活動借支	**34,358,528.47**
未報賬的費用支出	**2,828,685.30**
各種保證金、押金及定金	**25,147,184.26**
備用金	**2,389,375.58**
其他應收暫付款	**8,329,445.59**
	180,227,515.73

四、合併會計報表主要項目附註(續)

3. 應收賬款

(1) 應收賬款按賬齡分析如下:

賬齡	年初數			年末數		
	餘額	比例	壞賬準備	餘額	比例	壞賬準備
1年以內	423,725,205.81	81%	5,156,676.20	428,329,129.31	85%	4,432,239.56
1至2年	30,810,396.59	7%	4,370,313.99	22,436,085.03	4%	2,825,263.85
2至3年	28,468,699.27	5%	7,633,057.14	15,632,048.55	3%	5,388,288.34
3至4年	28,890,664.06	5%	14,107,187.72	22,145,204.91	4%	11,492,785.66
4至5年	7,852,939.13	1%	3,047,614.36	8,954,724.66	2%	7,454,011.36
5年以上	4,729,582.27	1%	3,581,790.65	9,112,858.54	2%	9,112,858.54
	524,477,487.13	100%	37,896,640.06	506,610,051.00	100%	40,705,447.31

(2) 上述應收賬款年末數中,並無持本公司5%(含5%)以上股份股東的欠款。

(3) 上述應收賬款年末數中,列前5名的大額客戶欠款如下:

	年末數	欠款時間	未收回原因
南海市醫藥企業集團平南藥品經營部	15,980,000.00	1年以內	尚在信用期內
廣東省中醫院	4,676,712.66	1年以內	尚在信用期內
廣州中醫藥大學第一附屬醫院	4,629,001.74	1年以內	尚在信用期內
中山醫科大學家庭醫生醫藥有限公司	4,567,971.79	1年以內	尚在信用期內
第一軍醫大學附屬醫院珠江醫院	4,472,890.66	1年以內	尚在信用期內

四、合併會計報表主要項目附註

(如無特別註明，貨幣單位均為人民幣元)

1. 貨幣資金

	年初數	年末數
現金	698,306.26	**607,564.33**
銀行存款	505,692,844.94	**485,986,024.73**
其他貨幣資金	1,762,400.15	**1,738,989.39**
	508,153,551.35	**488,332,578.45**

(1) 銀行存款明細如下：

	年初數	年末數
活期存款	374,685,544.94	**361,802,695.33**
定期存款	131,007,300.00	**124,183,329.40**
	505,692,844.94	**485,986,024.73**

(2) 其他貨幣資金明細如下：

	年初數	年末數
信用卡存款	1,240,469.30	**1,168,594.48**
信用證保證金存款	521,930.85	**570,394.91**
	1,762,400.15	**1,738,989.39**

2. 應收股利

應收股利年末數3,013,835.00元反映本公司應收南海市南方包裝有限公司2000年度股利。

三、稅項及附加

本公司的應納稅項情況如下：

1、 流轉稅及附加

(1) 流轉稅

應稅專案	稅目	稅率
產品銷售收入	增值稅	17%
材料轉讓收入	增值稅	17%
租金收入	營業稅	5%
資金佔用費收入	營業稅	8%

(2) 城市維護建設稅

按流轉稅稅額的7%計算和繳納。本公司屬下的外商投資企業按規定免繳城市維護建設稅。

(3) 教育費附加

按流轉稅稅額的3%計算和繳納。本公司屬下的外商投資企業按規定免繳教育費附加。

2、 企業所得稅

本公司按照《中華人民共和國企業所得稅暫行條例》的規定繳納企業所得稅。根據廣東省人民政府粵府函[1998]47號文以及廣州市人民政府穗府函[1998]39號文，本公司及所屬企業在"九五"期間（從1997年9月1日本公司成立起至2000年12月31日止）享受稅收優惠，實際所得稅率為15%。

根據《中華人民共和國外商投資企業和外國企業所得稅法》的規定，本公司屬下的廣州奇星藥業有限公司的企業所得稅率為24%，地方所得稅稅率為3%。

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

18、收入確認原則

本公司於產品和商品已經發出，產品所有權上的主要風險及報酬已轉移給購貨方，本公司不再擁有對該產品的繼續管理權及實際控制權，相關收入已收到或取得索取價款的憑據，並且相關成本能夠可靠計量時，確認產品銷售收入實現。

本公司於勞務已經提供，並收到價款或取得索取價款的憑據時確認營業收入實現。

19、所得税的會計處理方法

本公司的所得税採用應付税款法核算。

20、會計估計變更

本公司對於賬齡在3年以上的應收款項，原按50%的比例計提壞賬準備。經董事會批准，本公司從2000年1月1日起，對於賬齡在3年以上的應收款項改按上述第8點所述的比例計提壞賬準備，即3至4年的按50%計提，4至5年的按80%計提，5年以上的按100%計提。該會計估計的變更，使本年度壞賬準備計提數增加795萬元。

21、利潤分配

本公司繳納所得税後的利潤按下列順序分配：

(1) 彌補虧損；

(2) 提取10%的法定盈餘公積金；

(3) 提取10%的法定公益金；

(4) 提取任意盈餘公積金；

(5) 支付股利。

税後利潤的分配和股利支付，由董事會提出方案，報股東大會審議通過。除非股東另有決議，股東會授權董事會可分派中期股利。

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

12、長期投資減值準備

本公司根據財政部財會字[1999]35號文的要求，並經公司董事會批准，對由於市價持續下跌或被投資單位經營狀況惡化等原因導致長期投資項目的可收回金額低於賬面價值，並且這種價值的降低在可預見的未來期間內不可能恢復，按可收回金額低於長期投資賬面價值的差額提取長期投資減值準備。

13、固定資產及累計折舊

本公司將使用期限在一年以上，單位價值在人民幣2,000元以上的房屋及建築物、運輸工具、設備、器具等資產作為固定資產。固定資產按實際成本計價，預留3%~5%(屬下的外商投資企業按10%)的殘值，按以下折舊率採用直線法提取折舊：

固定資產類別	折舊年限	年折舊率
房屋及建築物	15~50年	1.9%~6.46%
機器設備	4~18年	5.28%~24.25%
運輸設備	5~10年	9.5%~19.4%
電器設備	5~10年	9.5%~19.4%
辦公設備	4~8年	11.875%~24.25%
其他設備	4~15年	6.33%~24.25%

14、無形資產及其攤銷

本公司的無形資產主要是土地使用權，按取得資產的實際成本計價，按資產的使用年限平均攤銷。

15、開辦費

本公司的開辦費按實際成本計價，從開始生產經營的當月起按不超過5年的期限平均攤銷。

16、長期待攤費用

本公司的長期待攤費用按實際成本計價，按預計受益期平均攤銷。

17、借款費用的會計處理方法

本公司把與生產經營有關的借款費用計入當期財務費用。

與購建固定資產等長期資產相關的借款費用，於工程完工交付使用前予以資本化，於工程交付使用時結轉相關資產。

二、公司主要會計政策、會計估計和合併報表的編制方法（續）

9、 存貨核算方法（續）

(2) 商業：

批發企業採用實際成本核算，發出商品成本採用先進先出法核算。

零售企業採用售價法核算，月終按差價率分攤當月已銷商品應負擔的進銷價差。

本公司的期末存貨按成本與可變現淨值孰低原則，採用備抵法進行核算，計提存貨跌價準備。

10、 長期股權投資

本公司的長期股權投資按實際成本計價。

對於投資額佔被投資企業的資本總額不超過20%的，採用成本法核算；對於投資額佔被投資企業的資本總額20%至50%的，採用權益法核算；對於投資額佔被投資企業的資本總額50%以上，或雖未達到50%，但具有實質控制權的，採用權益法核算，合併會計報表。

採用權益法核算的投資項目，於期末按分享或分擔的被投資單位實現的淨利潤或發生的淨虧損的份額確認投資收益或投資損失；採用成本法核算的投資項目，在被投資單位宣告發放股利時確認投資收益。

股權投資差額分期平均攤銷，投資合同規定了投資期限的，按投資期限攤銷；投資合同沒有規定投資期限的，借方差額按不超過10年的期限攤銷，貸方差額按不低於10年的期限攤銷。

11、 長期債權投資

本公司的長期債權投資按實際成本計價，採用成本法核算投資收益。

債券投資的溢價或折價在債券存續期間內於確認相關債券利息收入時採用直線法攤銷。

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

8、 壞賬核算方法(續)

本公司根據財政部財會字[1999]35號文的要求和公司董事會批准的壞賬準備計提標準，按賬齡分析法計提壞賬準備。另外，本公司根據債務單位的財務狀況、償債能力等情況，針對個別回收風險大的賬款單獨提取壞賬準備。

按賬齡分析法計提壞賬準備的具體方法如下：

應收款項賬齡	提取比例
1年以內	1%
1年~2年	10%
2年~3年	30%
3年~4年	50%
4年~5年	80%
5年以上	100%

上述應收款項包括應收賬款及其他應收款。其他應收款按扣除關聯公司欠款、未報銷的業務支出及其他不涉及資金回收的挂賬後的餘額計提壞賬準備。

9、 存貨核算方法

本公司的存貨包括產成品、在產品以及各類原材料、在途材料、低值易耗品、包裝物等。

本公司採用永續盤存制及實際成本對存貨進行核算。

納入合併會計報表範圍的子公司有工業企業和商品流通企業，存貨計價原則分別如下：

(1) 工業企業：

原材料採用計劃成本核算的，根據材料成本差異率將當月發出材料調整為實際成本；採用實際成本核算的，發出材料成本按加權平均法或先進先出法計算。

產成品採用實際成本核算，發出成本按加權平均法計算。

低值易耗品按實際成本核算，於領用時一次攤銷。

二、公司主要會計政策、會計估計和合併報表的編制方法（續）

7、 合併會計報表編制方法（續）

(3) 本公司持股超過50%而沒有納入合併範圍的子公司包括：

本公司持有廣州羊城醫藥保健品有限公司75%的股權。由於該公司現正進行清算程序，不再持續經營，因此本公司沒有將其納入合併範圍；

本公司持有廣州廣京中藥技術創新中心有限公司股權比例為70%。由於廣州廣京中藥技術創新中心有限公司資產總額、銷售收入及淨利潤中本公司所擁有的數額，佔本公司與所有子公司資產總額的合計額、銷售收入的合計額及本公司各期淨利潤額的比率在10%以下，本公司根據重要性原則，沒有將這一子公司納入合併範圍；

本公司持有廣州星群經貿發展公司及廣東星華保健飲料有限公司的股權比例分別為51%及53%。由於根據有關合同、章程，本公司對這兩家公司的生產經營不具有實質控制權，因此沒有將這兩個子公司納入合併範圍；

(4) 廣州奇星藥廠屬下的廣州奇星藥業有限公司是外商投資企業，執行《中華人民共和國外商投資企業會計制度》，沒有按照財政部財會字[1999]35號文《股份有限公司會計制度有關會計處理問題的補充規定的通知》的要求計提壞賬準備。本公司在編制合併會計報表時已按以下第8點所披露的會計政策對其壞賬準備進行了調整。

8、 壞賬核算方法

本公司採用備抵法對壞賬進行核算。實際發生壞賬時，沖銷壞賬準備。

壞賬的確認標準是：債務人破產或死亡，以其破產財產或遺產清償後仍無法收回的賬款；債務人逾期三年以上未履行其償債義務，且有明顯迹象表明無法收回，並經董事會批准確認為壞賬的賬款。

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

7、 合併會計報表編制方法(續)

序號	公司名稱	註冊資本(人民幣萬元)	本公司本部對其投資額(人民幣萬元)	本公司持股比例(%)	業務性質
5	廣州奇星藥廠	560	3,163	100	生產中成藥
6	廣州敬修堂(藥業)股份有限公司	6,210	5,210	83.90	生產中成藥
7	廣州潘高壽藥業股份有限公司	4,332	3,532	81.53	生產中成藥
8	廣州羊城藥業股份有限公司	6,189	5,389	87.07	生產中成藥
9	廣州市醫藥公司	835	5,938	100	銷售西藥及醫療器械
10	廣州市藥材公司	882	4,644	100	銷售中成藥及中藥材
11	廣州市醫藥進出口公司	257	354	100	藥品進出口

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

5、 外幣業務的折算

本公司發生外幣業務時，按業務發生當日的市場匯價將外幣金額折合為人民幣金額記賬。年度終了，將各種外幣賬戶的外幣年末餘額，按照年末市場匯價折合為人民幣金額，其與原賬面人民幣金額之間的差額作為匯兑損益，計入財務費用。

6、 現金等價物的確定標準

本公司在編制現金流量表時將持有的期限短、流動性強、易於轉換為已知金額的現金、價值變動風險小的投資作為現金等價物。

7、 合併會計報表編制方法

(1) 本公司的合併會計報表是按照財政部〔1995〕11號文《合併會計報表暫行規定》以及財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》，將所控制的所有重要子公司納入合併會計報表的合併範圍，在匯總本公司本部及所有納入合併範圍的子公司個別會計報表的基礎上，對本公司本部與子公司以及子公司之間的經濟業務進行充分抵銷後編制而成。

(2) 納入合併會計報表合併範圍的主要子公司

序號	公司名稱	註冊資本 (人民幣萬元)	本公司本部對其投資額 (人民幣萬元)	本公司持股比例 (%)	業務性質
1	廣州星群(藥業)股份有限公司	5,350	4,500	84.11	生產中成藥
2	廣州中藥一廠	1,167	5,053	100	生產中成藥
3	廣州陳李濟藥廠	752	4,159	100	生產中成藥
4	廣州眾勝藥廠	499	2,099	100	生產中成藥

一、公司簡介

廣州藥業股份有限公司(以下簡稱本公司本部)是經國家經濟體制改革委員會以體改生[1997]139號文批准，由廣州醫藥集團有限公司(以下簡稱廣藥集團)獨家發起，將其屬下的8家中藥製造企業及3家醫藥貿易企業重組後，以其與生產經營性資產有關的國有資產權益投入，以發起方式設立的股份有限公司。本公司本部於1997年9月1日領取註冊號為63320680－X的企業法人營業執照。經國家經濟體制改革委員會以體改生[1997]145號文和國務院證券委員會以證委發[1997]56號文批准，本公司本部於1997年10月發行了香港上市外資股。本公司本部的股本總額為人民幣732,900,000元，其中國家股為人民幣513,000,000元，佔股本總額的70%，社會公眾股為人民幣219,900,000萬元，佔股本總額的30%。

本公司本部及納入合併會計報表範圍的子公司(以下簡稱本公司)主要從事資產經營、投資、開發、資金融通，並從事中成藥的開發、生產，生物製品、保健藥品、保健飲料的生產，以及從事中藥、西藥及醫療器械的批發、零售和進出口等業務。

目前本公司的架構主要包括8家中成藥製造企業和3家醫藥貿易企業。

二、公司主要會計政策、會計估計和合併報表的編制方法

1、 會計制度

本公司執行《企業會計準則》和《股份有限公司會計制度》及其補充規定。

2、 會計年度

本公司採用西曆年為會計年度，即自西曆每年一月一日起至十二月三十一日止。

3、 記賬本位幣

本公司採用人民幣為記賬本位幣。

4、 記賬基礎和計價原則

本公司的會計核算以權責發生制為基礎，資產的計價遵循歷史成本原則。

現金流量表附註

2000年度

貨幣單位：人民幣元

項目	金額
1、 不涉及現金收支的投資和籌資活動：	
以固定資產償還債務	0.00
以投資償還債務	0.00
以固定資產進行長期投資	0.00
以存貨償還債務	0.00
融資租賃固定資產	0.00
2、 將淨利潤調節為經營活動的現金流量：	
淨利潤	146,234,182.77
加：計提的壞帳準備或轉銷的壞帳	0.00
固定資產折舊	1,699,852.94
無形資產攤銷	0.00
處置固定資產、無形資產和其他長期資產的損失（減：收入）	0.00
固定資產報廢損失	0.00
財務費用	767,250.00
投資損失（減：收益）	(152,166,042.72)
遞延税款貸款（減：借項）	0.00
存貨的減少（減：增加）	0.00
經營性應收項目的減少（減：增加）	(17,127,348.27)
經營性應付項目的增加（減：減少）	18,670,658.70
增值税增加淨額（減：減少）	0.00
其他	0.00
經營活動產生的現金流量淨額	**(1,921,446.58)**
3、 現金及現金等價物淨增加情況	
貨幣資金的期末餘額	128,224,828.98
減：貨幣資金的期初餘額	137,821,808.82
現金等價物的期末餘額	0.00
減：現金等價物的期初餘額	0.00
現金及現金等價物淨增加額	**(9,596,979.84)**

現金流量表

2000年度

附表八

貨幣單位：人民幣元

項目	金額
三、籌資活動產生的現金流量：	
吸收權益性投資所收的現金	—
子公司吸收少數股東權益性投資所收的現金	—
發行債券所收到的現金	—
借款所收到的現金	70,000,000.00
收到的其他與籌資活動有關的現金	—
現金流入小計	70,000,000.00
償還債務所支付的現金	—
發生籌資費用所支付的現金	1,201,700.58
分配股利或利潤所支付的現金	36,709,151.45
子公司支付少數股東股利所支付的現金	—
償付利息所支付的現金	751,905.00
融資租賃所支付的現金	—
減少註冊資本所支付的現金	—
子公司減少註冊資本支付給少數股東的現金	—
支付的其他與籌資活動有關的現金	—
現金流出小計	38,662,757.03
籌資活動產生的現金流量小計	**31,337,242.97**
四、匯率變動對現金的影響額	(532,947.58)
五、現金及現金等價物淨增加額	(9,596,979.84)

現金流量表

2000年度

附表八

貨幣單位：人民幣元

項目	金額
一、經營活動產生的現金流量：	
銷售商品、提供勞務收到的現金	—
收到的租金	—
收到的稅費返還	179,021.21
收到的其他與經營活動有關的現金	7,368,832.64
現金流入小計	7,547,853.85
購買商品、接受勞務支付的現金	—
經營租賃所支付的現金	1,081,200.00
支付給職工以及為職工支付的現金	4,304,263.08
支付的增值稅款	—
支付的所得稅款	—
支付的除增值稅、所得稅以外的其他稅費	92,045.26
支付的其他與經營活動有關的現金	3,991,792.09
現金流出小計	9,469,300.43
經營活動產生的現金流量淨額	**(1,921,446.58)**
二、投資活動產生的現金流量：	
收回投資所收到的現金	—
分得股利或利潤所收到的現金	69,894,407.26
取得債券利息收入所收到的現金	—
處置固定資產、無形資產和其他長期資產而收到的現金	—
收到的其他與投資活動有關的現金	—
現金流入小計	69,894,407.26
購建固定資產、無形資產和其他長期資產所支付的現金	3,375,192.86
權益性投資所支付的現金	47,000,000.00
債權性投資所支付的現金	52,999,043.05
支付的其他與投資活動有關的現金	5,000,000.00
現金流出小計	108,374,235.91
投資活動產生的現金流量淨額	**(38,479,828.65)**

利潤分配表

2000年度

附表七

貨幣單位：人民幣元

項目	2000	1999
一、淨利潤	**146,234,182.77**	**128,663,316.58**
加：年初未分配利潤	28,824,868.24	76,756,227.35
加：盈餘公積轉入數	—	—
二、可供分配的利潤	**175,059,051.01**	**205,419,543.93**
減：提取法定盈餘公積金	14,623,418.28	12,866,331.66
減：提取法定公益金	14,623,418.28	12,866,331.66
三、可供股東分配的利潤	**145,812,214.45**	**179,686,880.61**
減：應付優先股股利	—	—
減：提取任意盈餘公積金	—	—
減：應付普通股股利	38,985,000.00	36,645,500.00
減：轉作股本的普通股股利	—	—
四、未分配利潤	**106,827,214.45**	**143,041,380.61**

利潤表

2000年度

附表六

貨幣單位：人民幣元

項目	附註	2000	1999
一、主營業務收入		—	—
減：折扣與折讓		—	—
主營業務收入淨額		—	—
減：主營業務成本		—	—
減：主營業務稅金及附加		—	—
二、主營業務利潤			
加：其他業務利潤		2,433,359.33	4,458,575.07
減：存貨跌價損失		—	—
減：營業費用		—	—
減：管理費用		13,594,661.68	14,519,341.87
減：財務費用		(5,357,377.21)	(5,750,827.01)
三、營業利潤		**(5,803,925.14)**	**(4,309,939.79)**
加：投資收益	五－3	152,166,042.72	132,973,836.44
加：補貼收入		—	—
加：營業外收入		10,344.91	—
減：營業外支出		138,279.72	508.07
四、利潤總額		**146,234,182.77**	**128,663,316.58**
減：所得稅	五－4	—	—
五、淨利潤		**146,234,182.77**	**128,663,316.58**

資產負債表

2000年12月31日

附表五

貨幣單位：人民幣元

資產	附註	1999	2000	負債及股東權益	附註	1999	2000
流動資產：				流動負債：			
貨幣資金		137,821,808.82	128,224,828.98	短期借款		—	30,000,000.00
短期投資		—	—	應付票據		—	—
減：短期投資跌價準備		—	—	應付帳款			
短期投資淨額		—	—	預收帳款		—	—
應收票據		—	—	代銷商品款		—	—
應收股利		2,981,200.00	3,399,486.99	應付工資		3,005,511.20	2,629,148.66
應收利息		—	—	應付福利費		1,064,192.76	1,508,741.73
應收帳款		—	—	應付股利		22,081,159.74	24,357,008.29
其他應收款	五－1	161,198,554.15	240,755,152.94	應交稅金		159,253.21	67,207.95
減：壞帳準備		—	150,613.06	其他應交款		4,424.00	7,577.98
應收款項淨額		161,198,554.15	240,604,539.88	其他應付款		1,308,388.47	41,762,503.53
預付帳款		—	—	預提費用		2,810,565.00	3,090,965.00
應收補貼款		—	—	一年內到期的長期負債		—	—
存款		—	—	其他流動負債		—	—
減：存貨跌價準備		—	—				
存貨淨額		—	—				
待攤費用		—	—				
待處理流動資產淨損失		—	—				
一年內到期的長期債權投資		—	—				
其他流動資產		—	—				
流動資產合計		**302,001,562.97**	**372,228,855.85**	**流動負債合計**		**30,425,494.38**	**103,423,153.14**
長期投資：				長期負債：			
長期股權投資	五－2	1,066,535,759.51	1,078,002,310.95	長期借款		—	—
長期債權投資		—	—	應付債券		—	—
長期投資合計		1,066,535,759.51	1,078,002,310.95	長期應付款		—	—
減：長期投資減值準備		—	—	住房周轉金		89,216.78	—
長期投資淨額		**1,066,835,759.51**	**1,078,002,310.95**	其他長期負債		—	—
固定資產：				**長期負債合計**		**89,216.78**	—
固定資產原價		26,467,466.89	26,325,190.76	遞延稅項：			
減：累計折舊		1,364,578.06	3,064,431.00	遞延稅款貸項		—	—
固定資產淨值		25,102,888.83	23,260,759.76				
工程物資		—	—	負債合計		**30,514,711.16**	**103,423,153.14**
在建工程		—	—				
固定資產清理		—	—				
待處理固定資產淨損失		—	—				
固定資產合計		25,102,888.83	23,260,759.76	股東權益：			
無形資產及其他資產：				股本		732,900,000.00	732,900,000.00
無形資產		—	—	資本公積		434,244,471.81	445,108,742.81
開辦費		—	—	盈餘公積		55,786,345.16	88,268,589.29
長期待攤費用		2,846,697.43	3,035,773.13	其中：公益金		25,303,664.46	41,544,786.52
其他長期資產		—	—	未分配利潤		143,041,380.61	106,827,214.45
無形資產及其他資產合計		2,846,697.43	3,035,773.13	股東權益合計		1,365,972,197.58	1,373,104,546.54
遞延稅款：							
遞延稅款借項		—	—				
資產總計		**1,396,486,908.74**	**1,476,527,699.68**	**負債及股東權益總計**		**1,396,486,908.74**	**1,476,527,699.68**

貨幣單位：人民幣元

項目	金額
1、不涉及現金收支的投資和籌資活動：	
以固定資產償還債務	0.00
以投資償還債務	0.00
以固定資產進行長期投資	0.00
以存貨償還債務	0.00
融資租賃固定資產	0.00
2、將淨利潤調節為經營活動的現金流量：	
淨利潤	146,234,182.77
加：計提的壞帳准備或轉銷的壞帳	18,248,678.00
固定資產折舊	57,109,334.14
無形資產攤銷	2,951,052.15
處置固定資產、無形資產和其他長期資產的損失(減：收益)	1,515,194.91
固定資產報廢損失	1,714,142.98
財務費用	31,146,216.12
投資損失(減：收益)	(4,647,887.81)
遞延稅款貸款(減：借項)	0.00
存貨的減少(減：增加)	(108,517,553.74)
經營性應收項目的減少(減：增加)	85,728,804.39
經營性應付項目的增加(減：減少)	55,469,161.20
增值稅增加淨額(減：減少)	0.00
其他	0.00
經營活動產生的現金流量淨額	**286,951,235.11**
3、現金及現金等價物淨增加情況	
貨幣資金的期末餘額	488,332,578.45
減：貨幣資金的期初餘額	508,153,551.35
現金等價物的期末餘額	0.00
減：現金等價物的期初餘額	0.00
現金及現金等價物淨增加額	**(19,820,972.90)**

綜合現金流量表

2000年度

附表四

貨幣單位：人民幣元

項目	金額
三、籌資籌資活動資產的現金流量：	
吸收權益性投資所收到的現金	—
子公司吸收少數股東權益性投資所收到的現金	—
發行債券所收到的現金	—
借款所收到的現金	633,950,000.00
收到的其他與籌資活動有關的現金	126,406,810.55
現金流入小計	760,356,810.55
償還債務所支付的現金	715,248,523.80
發生籌資費用所支付的現金	1,280,472.87
分配股利或利潤所支付的現金	39,830,432.51
子公司支付少數股東股利所支付的現金	5,156,833.90
償付利息所支付的現金	39,517,639.69
融資租賃所支付的現金	697,983.73
減少註冊資本所支付的現金	—
子公司減少註冊資本支付給少數股東	—
支付的其他與籌資活動有關的現金	61,058,029.94
現金流出小計	862,789,966.44
籌資活動產生的現金流量小計	**(102,433,155.89)**
四、滙率變動對現金的影響額	(534,768.07)
五、現金及現金等價物淨增加額	(19,820,972,90)

綜合現金流量表

2000年度

附表四

貨幣單位：人民幣元

項目	金額
一、經營活動產生的現金流量：	
銷售商品、提供勞務收到的現金	5,002,531,192.11
收到的租金	27,283,960.40
收到的稅費返還	11,733,484.10
收到的其他與經營活動有關的現金	193,008,483.40
現金流入小計	5,234,557,120.01
購買商品、接受勞務支付的現金	3,769,785,494.43
經營租賃所支付的現金	22,166,199.18
支付給職工以及為職工支付的現金	375,519,054.88
支付的增值稅款	208,471,587.46
支付的所得稅款	40,720,708.31
支付的除增值稅、所得稅以外的其他稅費	45,783,971.34
支付的其他與經營活動有關的現金	485,158,779.30
現金流出小計	4,947,605,794.90
經營活動產生的現金流量淨額	**286,951,325.11**
二、投資活動產生的現金流量	
收回投資所收到的現金	3,554,491.21
分得股利或利潤所收到的現金	4,196,033.30
取得債券利息收入所收到的現金	914,700.36
處置固定資產、無形資產和其他長期資產而收到的現金	1,522,734.37
收到的其他與投資活動有關的現金	4,734,379.59
現金流入小計	14,922,338.83
購建固定資產、無形資產和其他長期資產所支付的現金	163,527,356.13
權益性投資所支付的現金	23,536,666.00
債權性投資所支付的現金	10,000,000.00
支付的其他與投資活動有關的現金	21,662,690.75
現金流出小計	218,726,712.88
投資活動產生的現金流量淨額	**(203,804,374.05)**

合併利潤分配表

2000年度

附表三

貨幣單位：人民幣元

項目	附註	2000	1999
一、淨利潤	四－3	**146,234,182.77**	**128,663,316.58**
加：年初未分配利潤		(50,195,637.73)	12,070,109.58
加：盈余公積轉入數		—	—
二、可供分配的利潤		**96,038,545.04**	**140,733,426.16**
減：提取法定盈餘公積金		34,442,904.57	28,345,413.38
減：提取法定公益金		34,442,804.68	28,227,556.31
三、可供股東分配的利潤		**27,152,835.79**	**84,160,456.48**
減：應付優先股股利		—	—
減：提取任意盈餘公積金		—	29,112,202.87
減：應付普通股股利		26,133,000.00	36,645,500.00
減：轉作股本的普通股股利		—	—
四、未分配利潤		**1,019,835.79**	**18,402,753.61**

合併利潤表附表

2000年度

附表二之二

貨幣單位：人民幣元

	2000年				1999年			
	淨資產收益率		每股收益		淨資產收益率		每股收益	
報告期利潤	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	72.95%	69.53%	1.37	1.37	62.05%	64.06%	1.16	1.16
營業利潤	14.24%	13.57%	0.27	0.27	11.91%	12.30%	0.22	0.22
淨利潤	10.65%	10.15%	0.20	0.20	9.42%	9.72%	0.18	0.18
扣除非經常損益後的淨利潤	9.21%	8.78%	0.17	0.17	8.34%	8.61%	0.16	0.16

合併利潤表

2000年度

附表二之一

貨幣單位：人民幣元

項目	附註	2000	1999
一、主營業務收入		**4,265,333,812.92**	**3,494,180,972.86**
減：折扣與折讓		42,476,796.95	39,690,604.74
主營業務收入淨額	四－31	4,222,857,015.97	3,454,490,368.12
減：主營業務成本	四－32	3,201,331,862.39	2,588,555,951.24
減：主營業務税金	四－33	19,792,568.06	18,324,359.86
二、主營業務利潤		**1,001,732,585.52**	**847,610,057.02**
加：其他業務利潤	四－34	36,439,622.67	35,505,133.57
減：存貨跌價損失		(832,880.63)	20,146.35
減：營業費用		348,172,061.02	277,367,194.95
減：管理費用		467,337,061.35	404,412,517.33
減：財務費用	四－35	27,913,527.64	38,597,076.28
三、營業利潤		**195,582,478.81**	**162,718,255.68**
加：投資收益	四－36	4,647,887.81	2,492,254.87
加：補貼收入		9,288,486.45	—
加：營業外收入	四－37	18,407,208.86	24,504,645.65
減：營業外支出	四－38	7,990,254.09	9,743,620.11
四、利潤總額		**219,935,807.84**	**179,971,536.09**
減：所得税	四－39	62,725,426.49	41,853,028.03
減：少數股東損益		10,976,198.58	9,455,191.48
五、淨利潤		**146,234,182.77**	**128,663,316.58**

綜合資產負債表

2000年12月31日

附表一

貨幣單位：人民幣元

資產	附註	1999	2000
流動資產：			
貨幣資金	四－1	508,153,551.35	488,332,578.45
短期投資		—	—
減：短期投資跌價準備		—	—
短期投資淨額		—	—
應收票據		121,780.02	2,596.27
應收股利	四－2	1,868,200.00	3,013,835.00
應收利息		—	—
應收賬款	四－3	524,477,487.13	506,610,051.00
其他應收款	四－4	195,966,407.15	180,227,515.73
減：壞賬準備	四－3&4	46,492,801.91	46,279,640.70
應收款項淨額		673,951,092.37	640,557,926.03
預付賬款	四－5	69,088,565.29	8,245,742.30
應收補貼款	四－6	1,661,604.28	3,142,220.86
存貨	四－7	681,715,660.10	791,476,879.72
減：存貨跌價準備	四－7	7,770,933.60	1,014,378.94
存貨淨額		673,944,726.50	790,462,500.78
待攤費用	四－8	48,689,287.97	49,271,091.50
待處理流動資產淨損失		(445,035.90)	116,659.25
一年內到期的長期債權投資		2,466,650.00	—
其他流動資產		—	—
流動資產合計		**1,979,500,421.88**	**1,993,325,150.44**
長期投資：			
長期股權投資	四－9	72,377,093.68	80,324,343.22
長期債權投資	四－10	1,291,896.00	291,896.00
長期投資合計		73,668,989.68	80,616,239.22
其中：合並價差	四－9	1,976,316.82	1,890,389.98
減：長期投資減值準備	四－9	1,185,315,05	1,185,315.05
長期投資淨額		**72,483,674.63**	**79,430,924.17**
固定資產：			
固定資產原價	四－11	904,903,944.36	973,321,383.27
減：累計折舊	四－11	275,525,343.45	330,510,825.50
固定資產淨值		629,378,600.91	642,810,557.77
工程物資		—	—
在建工程	四－12	189,739,536.40	208,338,202.90
固定資產清理		—	(1,500.00)
待處理固定資產淨損失		—	—
固定資產合計		**819,118,137.31**	**851,147,260.67**
無形資產及其他資產：			
無形資產	四－13	105,103,703.63	111,470,384.70
開辦費	四－14	2,972,968.36	71,336.92
長期待攤費用	四－15	22,107,769.49	28,469,766.27
其他長期資產		—	—
無形資產及其他資產合計		**130,184,441.48**	**140,011,487.89**
遞延稅款：			
遞延稅款借項		—	—
資產總計		3,001,286,675.30	3,063,914,823.17

負債及股東權益	附註	1999	2000
流動負債：			
短期借款	四－16	608,150,000.00	478,000,000.00
應付票據		—	—
應付賬款	四－17	474,492,132.55	516,726,227.60
預收賬款		8,797,592.15	29,738,338.70
代銷商品款		—	—
應付工資		97,080,066.70	111,024,667.40
應付福利費		29,593,649.83	33,778,720.32
應付股利	四－18	21,896,294.04	29,430,097.16
應交稅金	四－19	18,405,021.26	35,519,653.23
其他應交款	四－20	2,252,705.82	3,237,358.22
其他應付款	四－21	158,547,563.82	229,273,428.07
預提費用	四－22	4,235,096.97	4,639,122.33
一年內到期的長期負債	四－23	18,000,000.00	34,000,000.00
其他流動負債		—	—
流動負債合計		**1,441,450,123.15**	**1,505,367,613.03**
長期負債：			
長期借款	四－24	27,600,000.00	65,000,000.00
應付債券		—	—
長期應付款	四－25	121,737,206.16	14,119,798.94
住房周轉金	四－26	(56,075,320.74)	—
其他長期負債		5,000,000	5,453,431.26
長期負債合計		**98,261,885.42**	**84,573,230.20**
遞延稅項：			
遞延稅款貸項		—	—
負債合計		**1,539,712,008.57**	**1,589,940,843.23**
少數股東權益		95,602,469.15	100,869,433.40
股東權益：			
股本	四－27	732,900,000.00	732,900,000.00
資本公積	四－28	434,244,471.81	445.108.742.81
盈餘公積	四－29	180,424,972.17	194,075.967.94
其中：公益金	四－29	52,726,720.87	68,210.610.93
未分配利潤	四－30	18,402,753.61	1,019.835.79
股東權益合計		**1,365,972,197.58**	**1,373,104,546.54**
負債及股東權益總計		3,001,286,675.30	3,063,914,823.17

審計報告

廣州羊城會計師事務所有限公司
Guangzhou Yangcheng Certifed Public Accountants Co., Ltd

廣州藥業股份有限公司全體股東：

我們接受貴公司的委託，對貴公司提供的二零零零年十二月三十一日公司和合併資產負債表，截至該日止本年度公司和合併利潤表、利潤分配表以及現金流量表(詳見後附報表一至八)進行了審計。這些會計報表由貴公司負責。我們的責任是根據審計的結果，對這些會計報表表示意見。我們的審計是依據《中國註冊會計師獨立審計準則》進行的。在審計過程中，我們結合貴公司的實際情況，實施了包括抽查會計記錄等我們認為必要的審計程序。

我們認為，上述會計報表，符合《企業會計準則》和《股份有限公司會計制度》的有關規定，在所有重大方面公允地反映了貴公司二零零零年十二月三十一日的財務狀況和二零零零年度的經營成果及現金流量情況，會計處理方法的選用遵循了一貫性原則。

廣州羊城會計師事務所有限公司

中國註冊會計師 **黃偉成**

中國註冊會計師 **張寧**

中國　廣州

二零零一年四月二十日

27 主要附屬公司 *(續)*

除廣州奇星(藥業)股份有限公司股份由本公司間接持有外，其餘附屬公司股份皆由本公司直接持有。

企業性質：

[1] 國營企業
[2] 股份制有限公司
[3] 中外合資企業

28 最終控股公司

董事認為本公司之最終控股公司為廣州市政府轄下的國營企業廣州醫藥集團有限公司。

29 賬目通過

本年度賬目已於二零零一年四月二十日由董事會通過。

27 主要附屬公司 *(續)*

名稱	應佔權益百分比(%)	註冊資本 人民幣	主要業務
廣州市藥材公司廣州藥材商場[1]	100.0	260,000	批發及零售中藥材及中成藥
廣州市藥材公司藥粉中草藥批發部[1]	100.0	534,000	批發中藥材
廣州市藥材公司經營部[1]	100.0	2,083,000	批發及零售中成藥
廣州市藥材公司采芝林藥業連鎖店[1]	100.0	3,934,000	零售中藥材及中成藥
廣州市醫藥公司化學試劑玻璃儀器批發部[1]	100.0	6,402,000	批發化學試驗及有關器材
廣州市醫藥公司醫療器械批發部[1]	100.0	982,000	批發及零售醫療器材
廣州市醫藥公司新藥特藥批發部[1]	100.0	6,093,000	批發西藥及保健產品

以上所列本公司之附屬公司只包括董事認為對集團業績有主要影響或佔本集團淨資產主要部份的附屬公司。董事認為列出全部附屬公司之詳情會使篇幅過於冗長。上述的所有附屬公司均於中國境內運作。

27 主要附屬公司(續)

名稱	應佔權益百分比(%)	註冊資本人民幣	主要業務
廣州市藥材公司[1]	100.0	33,493,000	中成藥及中藥材貿易
廣州市醫藥公司振興分公司[1]	100.0	270,000	經營化學產品及醫藥器材貿易
廣州市醫藥公司健民醫藥連鎖店[1]	100.0	10,694,000	批發及零售配方藥物、醫藥設備及有關產品
廣州市醫藥公司實驗玻璃儀器店[1]	100.0	52,000	零售實驗器材及試管
廣州市醫藥公司小商品批發部[1]	100.0	650,000	批發醫藥小商品
廣州市醫藥公司健民經營部[1]	100.0	500,000	批發西藥
廣州醫藥進出口公司[1]	100.0	3,540,000	藥物進出口
廣州奇星藥業有限公司[3]	75.0	100,000,000	生產中成藥
廣州市藥材公司中藥飲片廠[1]	100.0	3,113,000	加工保健飲品

27 主要附屬公司

名稱	應佔權益百分比(%)	註冊資本人民幣	主要業務
廣州中藥一廠[1]	100.0	50,526,000	生產中成藥
廣州陳李濟藥廠[1]	100.0	41,591,000	生產中成藥
廣州眾勝藥廠[1]	100.0	20,993,000	生產中成藥
廣州奇星藥廠[1]	100.0	31,634,000	投資控股
廣州敬修堂(藥業)股份有限公司[2]	83.9	62,098,000	生產中成藥
廣州潘高壽藥業股份有限公司[2]	81.5	43,322,000	生產中成藥
廣州羊城藥業股份有限公司[2]	87.1	61,893,000	生產中成藥
廣州星群(藥業)股份有限公司[2]	84.1	53,500,000	生產中成藥
廣州市醫藥公司[1]	100.0	63,482,000	西藥及醫療器材貿易

25 有關連人士交易 (續)

(c) 根據職工住房服務合同，廣藥集團同意在本公司提出要求下與及在符合當期適用於廣州市地區內的房改政策情況下，以優惠房價向本集團的職工出售職工住房。本公司同意按照優惠房價與廣藥集團在建設或購入該職工住房的成本(扣除累積折舊後)之差額補貼給廣藥集團，該補貼在購房手續完成後十二個月內向廣藥集團支付。

於二零零零年十二月三十一日，應向廣藥集團支付及已支付的職工住房改造款項合共為人民幣62,030,000元(一九九九年：人民幣57,139,000元)。根據本集團的會計政策規定，該筆款項已歸納於本公司及本集團的資產負債表的「遞延資產」之內。

(d) 根據廣藥集團與本公司於一九九七年九月一日簽訂之綜合服務合同，廣藥集團同意為本集團提供若干福利設施。本集團同意負責經營、管理及維修該等福利設施與及支付按照一九九七年十二月三十一日止年度該等福利設施的總折舊額而釐定的福利設施服務費，並於每年按去年福利設施服務費的10%遞增。此綜合服務合同將於二零零七年十二月三十一日到期。

(e) 根據廣藥集團與本公司於一九九七年九月一日簽訂之租賃協議及辦公樓租賃協議，廣藥集團授權本集團使用若干物業作為貨倉及辦公樓，為期三年，每年按固定租金收費並會按照由廣州市房地產管理局不時釐定之標準租金作出調整，加上按實際使用量支付之公用設施及其他雜項費用。此協定於到期後已經以同樣條款延續三年。

(f) 與共同控制實體，聯營公司及同系附屬公司之間的銷售及採購是以相近於與第三方交易的條款來進行的。

26 結算日後事項

根據上海證券交易所發出的[2001]14號文件，本公司的A股已於二零零一年二月六日於上海證券交易所上市。於二零零一年一月十日，78,000,000股面值人民幣一元的A股以每股人民幣9.80元發行。

25 有關連人士交易

本集團在正常業務範圍內進行之重要有關連人士交易摘要如下：

	附註	二零零零年 人民幣千元	一九九九年 人民幣千元
最終控股公司			
商標使用費	a	**4,504**	3,496
服務費	b	**1,938**	3,303
職工住房改造款項	c	**4,891**	42,539
福利設施服務費	d	**404**	398
租金支出	e	**2,719**	2,422
土地使用權轉移		**—**	4,082
預付辦公室租金		**—**	6,000
共同控制實體	f		
銷售半製成品		**1,170**	6,209
聯營公司	f		
已付加工費用		**6,599**	—
銷售製成品		**2,051**	—
同系附屬公司	f		
銷售製成品及原材料		**48,989**	20,339
採購製成品及原材料		**47,960**	41,056

(a) 根據廣州醫藥集團有限公司(「廣藥集團」)與本公司於一九九七年九月一日簽訂之商標許可協議，廣藥集團授予本公司及其附屬公司一項獨佔許可權，本集團於商標許可協議簽訂日期起計十年內可使用三十八個廣藥集團擁有的商標。本公司同意按照本公司及其附屬公司的總銷售淨額的0.1%支付商標使用費。

(b) 根據廣藥集團與本公司於一九九七年九月一日簽訂之職工住房服務合同與及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本集團的員工繼續提供職工住房。本公司同意每年按照該等職工住房賬面淨值的6%支付服務費。此職工住房服務合同將於二零零七年十二月三十一日到期。

24 承擔

(a) 土地使用權及物業之資本承擔

	集團	
	二零零零年 人民幣千元	一九九九年 人民幣千元
已簽約但未撥備	**52,153**	7,000
已批准但未撥備	**—**	47,879
	52,153	54,879

(b) 經營租賃承擔

於二零零零年十二月三十一日，集團有於下列期間到期之土地及樓宇經營租賃而須於未來十二個月支付之承擔：

	二零零零年 人民幣千元	一九九九年 人民幣千元
第一年內	**5,016**	11,705
第二至第五年內	**6,508**	4,579
五年後	**2,196**	1,987
	13,720	18,271

23 綜合現金流量表附註(續)

(c) 收購附屬公司及相關之現金流出淨額分析

	人民幣千元
收購附屬公司	
固定資產	18,093
存貨	2,074
貿易及其他應收款	592
銀行結餘及現金	2,564
貿易及其他應付款	(6,700)
銀行借款	(1,500)
稅金	(191)
少數股東權益	(5,786)
	9,146
支付方式:	
應佔聯營公司淨資產	5,635
現金代價	3,511
	9,146
收購附屬公司產生之現金及現金等價物流出淨額分析	
購得之銀行結餘及現金	2,564
現金代價	(3,511)
	(947)

年內收購之附屬公司為集團帶來經營現金流出淨額人民幣180,000元,就融資成本繳付人民幣84,000元,繳納稅項人民幣75,000元及動用人民幣439,000元於投資項目。

23 綜合現金流量表附註

(a) 經營盈利與經營業務之現金流入淨額對賬表

	二零零零年 人民幣千元	一九九九年 人民幣千元
經營盈利	**208,670**	177,979
遞延費用攤銷	**10,448**	2,650
折舊及攤銷	**64,883**	62,753
出售固定資產虧損	**895**	990
出售投資證券虧損	**3,685**	—
存貨(增加)／減少	**(95,085)**	4,034
貿易應收款及其他應收款減少	**1,403**	19,237
貿易應付款及其他應付款增加	**95,489**	82,612
利息收入	**(13,947)**	(11,901)
利息支出	**43,143**	46,108
來自非上市投資之收入	**(7,025)**	(3,057)
經營業務之現金流入淨額	**312,559**	381,405

經營業務之現金流入淨額包括從稅務機關取得之增值稅金返還人民幣21,896,000元(一九九九年：14,718,000元)(附註2)。

(b) 年內融資變動分析

	股本及股份溢價		少數股東權益		銀行貸款及其他長期負債	
	二零零零年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元	一九九九年 人民幣千元
一月一日	**853,233**	853,233	**106,731**	111,036	**625,423**	751,576
收購附屬公司	**—**	—	**5,786**	—	**1,500**	—
融資之現金流出	**—**	—	**—**	—	**(49,923)**	(126,153)
少數股東應佔盈利	**—**	—	**9,577**	7,684	**—**	—
付予少數股東股息	**—**	—	**(6,626)**	(11,989)	**—**	—
十二月三十一日	**853,233**	853,233	**115,468**	106,731	**577,000**	625,423

21 保留盈餘 *(續)*

(b) 盈利分配

公司的淨利潤應按下列順序分配：

(a) 彌補虧損；
(b) 轉入法定盈餘公積金；
(c) 轉入法定公益金；
(d) 轉入任意盈餘公積金 - 由董事建議；及
(e) 派發股息。

根據本公司章程，可供本公司股東分配之保留盈利乃按照中國會計準則計算之數額與按照香港普遍採納之會計原則計算之數額兩者孰低而定。按照香港普遍採納之會計原則計算，本公司於二零零零年十二月三十一日及並無可供股東分配之保留盈餘而一九九九年十二月三十一日可供股東分配之保留盈餘為人民幣21,320,000元。

22 長期負債

	集團	
	二零零零年	一九九九年
	人民幣千元	*人民幣千元*
銀行貸款 - 有抵押	**99,000**	64,600
其他無抵押長期借款	**—**	31,143
	99,000	95,743
長期負債之一年內應償還額	**(34,000)**	(49,143)
	65,000	46,600

以上項目分析如下：

銀行貸款，於下列期間償還：		
一年內	**34,000**	18,000
第二年	**65,000**	46,600
	99,000	64,600
其他長期負債 -無抵押，於要求時或一年內償還	**—**	31,143
	99,000	95,743
長期負債之一年內應償還額	**(34,000)**	(49,143)
	65,000	46,600

21 保留盈餘

	集團		公司	
	二零零零年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元	一九九九年 人民幣千元
本年度淨利潤	**135,250**	128,688	**47,975**	82,489
轉撥至儲備金	**(95,393)**	(92,494)	**(30,310)**	(25,756)
股東應佔溢利	**39,857**	36,194	**17,665**	56,733
於一月一日之保留盈餘	**33,798**	34,249	**21,320**	1,232
轉撥自儲備金	**55,235**	—	**—**	—
股息(附註a)	**(38,985)**	(36,645)	**(38,985)**	(36,645)
於十二月三十一日之保留盈餘	**89,905**	33,798	**—**	21,320
本公司及附屬公司	**93,767**	34,121	**—**	—
共同控制實體	**(2,261)**	(1,420)	**—**	—
聯營公司	**(1,601)**	1,097	**—**	—
	89,905	33,798	**—**	—

(a) 股息

	二零零零年 人民幣千元	一九九九年 人民幣千元
已派中期股息每國家股及H股人民幣0.02元(一九九九年:人民幣0.02元)	**14,658**	14,658
擬派末期股息每股國家股,H股及A股人民幣0.03元(一九九九年:人民幣0.03元)	**24,327**	21,987
	38,985	36,645

根據於二零零零年十月十八日第二次臨時股東大會所通過的議案,A股股東將可分享從二零零一年七月一日起所累積的保留盈餘所派發的股息。故此,擬派末期股息的計算乃基於董事會批核本賬目時已發行的810,900,000股。

20 儲備 *(續)*

(b) 盈餘公積金

根據有關法例、規則及公司章程(如適用),本公司及其於中國成立的附屬公司、共同控制實體及聯營公司(「中國公司」)須於宣派或支付股息前將個別之除稅後盈利轉入若干盈餘公積金。

法定盈餘公積金

中國公司須按根據中國會計準則及制度計算之除稅後盈利中提取10%之金額轉入法定盈餘公積金。倘法定盈餘公積金餘額已達其公司註冊資本50%時可不再提取,任何額外提取必須由董事建議。法定盈餘公積金只可用於彌補過往年度虧損或增加股本。

於本年度本集團已轉撥人民幣4,663,000元至保留盈餘用以抵銷一些根據中國會計準則及制度而產生的虧損。(一九九九:無)

法定公益金

中國公司須按根據中國會計準則及制度計算之除稅後盈利中提取10%之金額轉入法定公益金。法定公益金只可用作為員工集體福利設施資本支出,並不能分配予股東。

於本年度本集團已轉撥人民幣18,959,000元至保留盈餘用以抵銷一些根據中國會計準則及制度而產生的虧損。(一九九九:無)

任意盈餘公積金

根據有關中國法規,並須經股東大會決議,任意盈餘公積金可用作彌補虧損、增加資本及分派股息。

於於本年度本集團已轉撥人民幣18,761,000元至保留盈餘用以抵銷一些根據中國會計準則及制度而產生的虧損(一九九九:無),與及人民幣12,852,000元以作派發股息用途(一九九九:無)。

20 儲備 (續)

	公司			
	資本公積金	法定盈餘公積金 (附註b)	法定公益金 (附註b)	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一九九九年一月一日	394,259	16,101	16,101	426,461
轉撥自保留盈餘	—	12,878	12,878	25,756
一九九九年十二月三十一日	394,259	28,979	28,979	452,217
二零零零年一月一日	394,259	28,979	28,979	452,217
轉撥自保留盈餘	—	17,744	12,566	30,310
二零零零年十二月三十一日	**394,259**	**46,723**	**41,545**	**482,527**

(a) 資本公積金

由本年度保留盈餘轉往資本公積金是本集團所取得之税務補助減去少數股東權益後定出的(附註2(a))。

19 股本

	二零零零年 人民幣千元	一九九九年 人民幣千元
已註冊、發行及繳足股本：		
513,000,000股每股面值人民幣1.00元國家股	**513,000**	513,000
219,900,000股每股面值人民幣1.00元H股	**219,900**	219,900
	732,900	732,900

根據公司章程，除派發股息的貨幣不同外，本公司發行之所有國家股及H股於各方面均享有同等權益。

20 儲備

	集團				
	資本公積金（附註a） 人民幣千元	法定盈餘公積金（附註b） 人民幣千元	法定公益金（附註b） 人民幣千元	任意盈餘公積金（附註b） 人民幣千元	合計 人民幣千元
一九九九年一月一日	410,885	33,180	33,180	21,455	498,700
轉撥自保留盈餘	14,718	26,360	27,582	23,834	92,494
一九九九年十二月三十一日	425,603	59,540	60,762	45,289	591,194
本公司及附屬公司	425,603	59,540	60,762	45,289	591,194
共同控制實體	—	—	—	—	—
聯營公司	—	—	—	—	—
	425,603	59,540	60,762	45,289	591,194
二零零零年一月一日	425,603	59,540	60,762	45,289	591,194
轉撥自保留盈餘	11,675	47,885	26,408	9,425	95,393
轉撥至保留盈餘	—	(4,663)	(18,959)	(31,613)	(55,235)
二零零零年十二月三十一日	**437,278**	**102,762**	**68,211**	**23,101**	**631,352**
本公司及附屬公司	437,278	102,762	68,211	23,101	631,352
共同控制實體	—	—	—	—	—
聯營公司	—	—	—	—	—
	437,278	102,762	68,211	23,101	631,352

17 貿易應付款及其他應付款

	集團		公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應付附屬公司款(附註a)	**—**	—	**38,000**	—
應付控股公司款(附註a)	**68,852**	66,425	**2,000**	—
貿易應付款(附註b)	**516,726**	445,230	**—**	—
其他應付款及應計費用	**344,043**	311,249	**9,029**	9,124
	929,621	822,904	**49,029**	9,124

(a) 此等應付款為無抵押，免息及無固定還款期。

(b) 二零零零年十二月三十一日，貿易應付款之賬齡分析如下：

	集團	
	二零零零年	一九九九年
	人民幣千元	人民幣千元
一年內	**477,378**	399,553
一至兩年內	**17,086**	16,641
兩年以上	**22,262**	29,036
	516,726	445,230

18 銀行貸款

	集團		公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
短期銀行貸款				
有抵押	**433,360**	529,680	**30,000**	—
無抵押	**44,640**	—	**—**	—
	478,000	529,680	**30,000**	—

16 貿易應收款及其他應收款

	集團		公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
貿易應收款(附註a)	**433,824**	470,868	**—**	—
其他應收款及預付款	**237,899**	201,679	**51,100**	14,378
應收款				
共同控制實體(附註b)	**3,800**	2,777	**—**	—
聯營公司(附註b)	**2,790**	3,800	**—**	—
附屬公司(附註b)	**—**	—	**173,390**	132,070
應收附屬公司股息	**—**	—	**32,366**	50,550
	678,313	679,124	**256,856**	196,998

(a) 由賒銷所產生的貿易應收款一般可享有一至三個月的信貸期。

二零零零年十二月三十一日，扣除壞帳準備後的貿易應收款之賬齡分析如下：

	集團	
	二零零零年	一九九九年
	人民幣千元	人民幣千元
六個月以內	**413,173**	424,788
六個月至一年內	**14,197**	16,453
一年至二年內	**6,454**	29,627
	433,824	470,868

對於長時間未能回收的可能能呆壞應收款，經評估其狀況後，會作出壞賬準備。

(b) 此等應收款為無抵押，免息並於要求時即時償還。

14 投資證券

	集團		公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
非上市公司股份	**32,771**	37,084	**30,500**	30,000
非上市國庫券及債券	**232**	3,751	**—**	—
	33,003	40,835	**30,500**	30,000

於二零零零年十二月三十一日及一九九九年十二月三十一日，所有投資證券之賬面值均為成本價。

15 存貨

	集團	
	二零零零年	一九九九年
	人民幣千元	人民幣千元
原材料	**92,019**	120,302
在製品	**42,573**	31,040
製成品	**640,075**	525,259
生產配件	**14,431**	15,338
	789,098	691,939

於二零零零年十二月三十一日及一九九九年十二月三十一日，存貨之賬面值均為成本價。

13 聯營公司權益

	集團	
	二零零零年 人民幣千元	一九九九年 人民幣千元
應佔淨資產	**2,967**	12,079
投資成本：		
非上市股份	**2,338**	13,838

於二零零零年十二月三十一日本集團持有下列聯營公司：

名稱	持有權益之詳情	成立／註冊地點	應佔權益百分比	主要業務
廣州中富藥業有限公司[1]	註冊資本 人民幣400,000	中國	50.0%	生產中成藥
印尼三有實業有限公司[2]	普通股每股 美金1.00元	印尼	43.6%	暫無營業
明泰(泰國)實業有限公司[2]	普通股每股 泰銖1.00元	泰國	32.6%	暫無營業

企業性質
1 中外合資企業
2 於中國境外註冊／成立的公司

10 在建工程

	集團	
	二零零零年	一九九九年
	人民幣千元	人民幣千元
於一月一日	**175,778**	200,245
添置	**90,725**	36,990
轉予固定資產	**(32,066)**	(61,457)
於十二月三十一日	**234,437**	175,778

在建工程包括資本化的利息支出人民幣16,101,000元(一九九九年:人民幣10,884,000元)。

11 附屬公司投資

	公司	
	二零零零年	一九九九年
	人民幣千元	人民幣千元
非上市股份 - 按成本值	**995,118**	968,118

主要附屬公司詳情載於本賬目附註27內。

12 共同控制實體權益

於二零零零年十二月三十一日,集團以權益法計算應佔共同控制實體之資產淨值為人民幣39,738,000元(一九九九年:人民幣40,579,000元)。

於二零零零年十二月三十一日,集團於下列共同控制實體中佔有權益,這些共同控制實體均在中國成立及營業。

			百分比		
名稱	企業性質	主要業務	擁有權	投票權	盈利/虧損分攤
廣州星群經貿發展公司	股份制有限公司	零售中西成藥	51.0%	28.6%	42.9%
廣東星華保健飲料有限公司	中外合資企業	生產保健飲品	53.0%	42.9%	44.6%

9 **固定資產** *(續)*

公司

	土地及樓宇 人民幣千元	廠房、機器及設備 人民幣千元	汽車 人民幣千元	總計 人民幣千元
成本值：				
二零零零年一月一日	20,412	3,311	596	24,319
添置	2,595	2,448	—	5,043
二零零零年十二月三十一日	**23,007**	**5,759**	**596**	**29,362**
累積折舊：				
二零零零年一月一日	863	458	44	1,365
本年度折舊	575	1,059	66	1,700
二零零零年十二月三十一日	**1,438**	**1,517**	**110**	**3,065**
賬面淨值：				
二零零零年十二月三十一日	**21,569**	**4,242**	**486**	**26,297**
一九九九年十二月三十一日	19,549	2,853	552	22,954

除了一所賬面淨值為人民幣18,708,000元(一九九九年：人民幣19,283,000元)而租約期限為50年以上之物業位於香港外，集團其他所有投資物業及樓宇均位於中國。位於中國的投資物業及樓宇的有關土地使用權由廣州土地管理局授予20年至50年使用期限。

投資物業於二零零零年十二月三十一日按公開市值基準由獨立特許測量師漢華評值有限公司之葉國光先生重估。葉國光先生是特許估值測量師及註冊專業測量師。

於二零零零年十二月三十一日，集團之銀行借款人民幣532,360,000元(一九九九年：人民幣594,280,000元)是以賬面淨值人民幣171,738,000元(一九九九年：人民幣273,235,000元)的固定資產作抵押。

9 固定資產

集團

	投資物業	土地使用權	土地及樓宇	廠房、機器及設備	汽車	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
成本值或估值：						
二零零零年一月一日	8,712	110,803	465,272	483,384	66,175	1,134,346
添置	—	8,683	26,000	34,242	6,020	74,945
收購附屬公司	—	2,845	12,194	8,531	427	23,997
轉撥自在建工程	—	—	16,822	13,916	1,328	32,066
出售	—	—	(3,166)	(11,249)	(5,164)	(19,579)
二零零零年十二月三十一日	**8,712**	**122,331**	**517,122**	**528,824**	**68,786**	**1,245,775**
累積折舊及攤銷：						
二零零零年一月一日	—	6,866	74,004	171,608	33,353	285,831
本年度折舊及攤銷	—	3,013	14,485	40,204	7,181	64,883
收購附屬公司	—	—	2,317	3,329	258	5,904
出售	—	—	(184)	(7,432)	(3,855)	(11,471)
二零零零年十二月三十一日	**—**	**9,879**	**90,622**	**207,709**	**36,937**	**345,147**
賬面淨值：						
二零零零年十二月三十一日	**8,712**	**112,452**	**426,500**	**321,115**	**31,849**	**900,628**
一九九九年十二月三十一日	8,712	103,937	391,268	311,776	32,822	848,515

於二零零零年十二月三十一日，以上資產之成本值或估值分析如下：

成本值	—	122,331	517,122	528,824	68,786	1,237,063
二零零零年估值	8,712	—	—	—	—	8,712
	8,712	122,331	517,122	528,824	68,786	1,245,775

7 董事及高級管理人員酬金 *(續)*

截至二零零零年十二月三十一日止年度及截至一九九九年十二月三十一日止年度，公司的董事(執行及非執行)、監事和高級管理人員，共16人(1999：16人)的酬金均在人民幣零元至人民幣1,000,000元的範圍內。

截至二零零零年十二月三十一日止年度及截至一九九九年十二月三十一日止年度，並無董事、監事及高級管理人員放棄其所授酬金。

截至二零零零年十二月三十一日止年度及截至一九九九年十二月三十一日止年度，集團內五名最高薪酬人員均為董事或監事，其酬金已包括在上述酬金披露之內。

8 遞延費用

	集團		公司	
	二零零零年	一九九九年	**二零零零年**	一九九九年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
職工住房改造款項				
於一月一日之帳面淨值	**73,682**	13,140	**2,148**	—
增加	**26,675**	63,192	**282**	2,148
攤銷	**(10,448)**	(2,650)	**(243)**	—
於十二月三十一日之帳面淨值	**89,909**	73,682	**2,187**	2,148

5 稅項 (續)

集團屬下於中國以外地方成立的公司須根據彼等經營的國家的稅務法律按應課稅收入繳付所得稅。

本年度並無重大未撥備之遞延稅項(1999：無)。

6 每股盈利

截至二零零零年十二月三十一日止年度每股盈利是根據除稅及少數股東權益後盈利人民幣135,250,000元(一九九九年：人民幣128,688,000元)及年內已發行普通股數732,900,000股(一九九九年：732,900,000股)計算。

7 董事及高級管理人員酬金

年內本公司向董事、監事支付之酬金總額如下：

	二零零零年 人民幣千元	一九九九年 人民幣千元
袍金		
執行董事	—	—
非執行董事	**210**	335
監事	—	—
執行董事之其他酬金		
基本薪金、津貼及實物利益	**569**	700
花紅	**324**	1,892
退休福利	**40**	75
監事之其他酬金		
基本薪金、津貼及實物利益	**201**	138
花紅	—	404
退休福利	**10**	7
高級管理人員之其他酬金		
基本薪金、津貼及實物利益	**336**	338
退休福利	**20**	10
	1,710	3,899

4 融資成本

	二零零零年 人民幣千元	一九九九年 人民幣千元
銀行貸款及透支之利息	**43,143**	46,108
其他附帶之借貸成本	**1,281**	1,100
實際借貸成本總額	**44,424**	47,208
減：資本化作為在建工程之成本	**(5,217)**	(1,223)
	39,207	45,985

從一般借貸得來並用作開發在建工程之資金所用之資本化比率約為5.94%。(1999：5.4% - 6.9%)

5 稅項

	二零零零年 人民幣千元	一九九九年 人民幣千元
在綜合損益賬支銷之稅項如下：		
中國企業所得稅	**59,525**	41,524
應佔稅項如下：		
共同控制實體	**—**	3
聯營公司	**220**	216
	59,745	41,743

根據廣州市人民政府之批文，本集團屬下若干附屬公司可享有企業所得稅退稅優惠待遇，實際所得稅率將為15%，並從一九九七年九月一日(成立日期)至二零零零年十二月三十一日止期間有效。

根據廣東省財政廳於二零零零年十一月九日頒佈的[2000]76號文的規定，廣東省上市公司的企業所得稅於二零零一年可先按33%的法定稅率徵收後，對超過15%的部分按隸屬關係由各級財政給予返還。本公司已根據有關政策，向廣州市政府提出申請，要求政府在二零零一年繼續給予本公司稅務優惠。但有關申請尚未獲得廣州市政府批准。

2 營業額、收益及分部資料 *(續)*

(b) 本年度各主要業務佔集團營業額及除稅前盈利之貢獻分析如下：

	營業額		除稅前盈利	
	二零零零年 人民幣千元	一九九九年 人民幣千元	**二零零零年 人民幣千元**	一九九九年 人民幣千元
製造	**1,295,155**	1,199,739	**154,350**	123,789
批發	**2,469,538**	1,802,015	**38,431**	37,010
零售	**388,807**	380,220	**11,772**	17,022
進出口	**69,357**	72,518	**19**	294
	4,222,857	3,454,492	**204,572**	178,115

(c) 由於本集團之營業額及除稅前盈利之貢獻絕大部分均來自中國之銷售，因此並無提供按地區的營業額及除稅前盈利之詳細分析。

3 扣除融資成本前之經營盈利

扣除融資成本前之經營盈利已扣除下列項目：

	二零零零年 人民幣千元	一九九九年 人民幣千元
固定資產之折舊及攤銷	**64,883**	62,753
有關投資物業之支出	**4,070**	3,506
出售固定資產虧損	**895**	990
出售投資證券虧損	**3,685**	—
研究及開發成本	**9,429**	8,834
核數師酬金	**2,500**	2,000
員工成本：		
遞延費用攤銷	**10,448**	2,650
職工退休費用	**62,075**	50,934
薪金、工資及其他福利支出	**354,106**	302,126
土地及樓宇經營租賃	**21,829**	21,760

1 主要會計政策 *(續)*

(r) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生之年度內在損益賬支銷。

2 營業額、收益及分部資料

本集團主要從事中成藥製造及銷售，以及西藥、中成藥、中藥材及各種醫療儀器的批發、零售及進出口業務。本年度列賬之收益如下：

	二零零零年	一九九九年
	人民幣千元	人民幣千元
營業額		
銷售貨品	**4,222,857**	3,454,492
其他收益		
稅務補助(附註(a))	**21,896**	14,718
利息收入	**13,947**	11,901
投資物業之總租金收入	**20,508**	19,793
其他物業之租金收入減開支	**8,374**	7,726
供應商推廣收入	**9,466**	—
專利費收入	**1,492**	3,162
來自非上市投資之收入	**7,025**	3,057
	82,708	60,357
總收益	**4,305,565**	3,514,849

附註：於本年內，本集團從地方稅務機關取得以下的補貼收入：

人民幣13,185,000元(一九九九年：人民幣14,718,000元)作為對本集團償還銀行債務之補助。本集團需要從稅後利潤中將一筆相等於此等補助金額之款項分配至資本公積金，以符合此等稅務補助的批文(附註20 (a))。

人民幣8,711,000元(一九九九年：無)作為對本集團一附屬公司被廣州市財政局評定為廣州市內的科技創新企業之獎勵。

1 主要會計政策(續)

(m) 收益確認(續)

專利費收入按應計基準確認。

股息收入在收取股息之權利確定時入賬。

經營租賃之租金收入按直線法確認。

(n) 退休福利成本

本集團參與地方市政府舉辦的退休計劃。據此,本集團每年需就員工於該年度所得薪金、花紅及津貼總額的23%作出供款。地方市政府承諾負起本集團所有現時及日後退休員工的退休福利。該退休計劃的供款於產生時在損益表中支銷。

(o) 遞延職工住房改造款項

遞延職工住房改造款項是指集團為其職工購置職工住房所付出的款項。該款項會被列為資產並以直線基準按不超過十年攤銷,以反映相關經濟效益確認之模式。上述之相關經濟效益是按職工的平均剩餘服務年期而作出評估。

(p) 研究及開發成本

研究及開發成本作為費用支銷,但假若證明開發中產品技術上可行,有關成本可予識別及存在市場而有可能賺取盈利,則將開發成本確認為資產,並以直線法分不超過五年攤銷,以反映將相關經濟效益確認之模式。

(q) 經營租賃

「經營租賃」是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃作出之付款在扣除自出租公司收取之任何獎勵金後,於租賃期內以直線法在損益賬中支銷。

1 主要會計政策 *(續)*

(i) 存貨

存貨(除生產配件外) 按成本值或可變現淨值二者之較低者入賬。成本值以先進先出法計算，並包括原材料、直接勞工及應佔之生產經常開支。可變現淨值乃按預計售價扣除估計銷售費用計算。

生產配件以成本減過時存貨準備列賬。

(j) 應收賬款

凡被視為呆賬之應收賬款，均提撥準備。在資產負債表內列賬之應收賬款已扣除有關之準備金。

(k) 遞延稅項

為課稅而計算之盈利與賬目所示之盈利二者間之時差，若預期將於可預見將來支付或收回負債或資產，即按現行稅率計算遞延稅項。

(l) 外幣換算

本公司及其主要附屬公司的帳目均是以人民幣為記帳本位。

以外幣為本位之交易，均按交易當日之匯率折算為人民幣。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算為人民幣。由此產生之匯兑盈虧均計入損益賬。

附屬公司、共同控制實體及聯營公司之外幣賬目均按結算日之匯率折算為人民幣。由此產生之匯兑盈虧作為儲備變動入賬。

(m) 收益確認

銷貨收益在擁有權之風險及回報轉移後確認，風險及回報之轉移通常與貨品付運予客戶及所有權轉讓同時發生。

服務收益在服務提供後確認。

利息收入在考慮未償還本金額及適用利率後按時間比例確認。

1 主要會計政策 *(續)*

(f) 物業、機器及設備 *(續)*

其他有形固定資產以原值減累計折舊列賬。折舊以直線基準按預計可被本集團使用的年期撇銷原值減估計餘值計算。固定資產的預計可使用之年期如下：

廠房、機器及設備	5-15年
汽車	5-10年

將固定資產重修至其正常運作狀態之重大支出均在損益賬支銷。裝修改良成本均資本化，並按其對本集團之預計可用年期折舊。

固定資產之賬面值均定期檢討，以評估其可收回價值是否已跌至低於其賬面值。在釐定可收回價值時，預期未來之現金流量並未折算為現值。

出售固定資產(投資物業除外)之收益或虧損是指出售所得收入淨額與資產賬面值之差額，並於損益表入賬。

(g) 在建工程

在建工程乃按成本入賬。成本包括收購或建築樓宇、廠房及機器的所有直接及間接成本，以及於投產日期前在興建、安裝及測試期間發生的有關借貸的利息支出。當機器可以持續生產具商業數量的可銷售質量產品，則視為已經投產。

(h) 投資證券

投資證券按成本值減任何減值準備入帳。

個別投資之帳面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其帳面值。假如下跌並非短期性，則有關證券之帳面值須削減至其公平值。削減之款額在損益帳中列作開支。

1 主要會計政策 *(續)*

(d) 聯營公司

聯營公司為附屬公司以外，集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益賬包括集團應佔聯營公司之該年度業績，而綜合資產負債表則包括集團應佔聯營公司之資產淨值。

(e) 投資物業

投資物業乃所持土地及樓宇中所佔之權益，而該等土地及樓宇之建築工程及發展經已完成，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

持有之投資物業，若其租約尚餘年期超過二十年，皆由獨立估值師每年評估。估值是以個別物業之公開市值為計算基準，而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備，減值則首先以整個組合為基礎與先前之增值對銷，然後從經營盈利中扣除。其後如有任何增值將以先前扣減之金額為限撥入經營盈利。

租約尚餘二十年或以下年期之投資物業均按租約尚餘年期折舊。

在出售投資物業時，重估儲備中與先前估值有關之已變現部分，將從投資物業重估儲備中撥入損益賬。

(f) 物業、機器及設備

土地使用權及樓宇(投資物業除外)按成本減除累計攤銷或折舊列賬。

土地使用權按其剩餘之土地使用年期分二十至五十年以直線基準攤銷成本。

樓宇折舊之計算乃按原值減估計餘值後按直線基準就其剩餘之土地使用年期分二十至五十年或預計被集團使用的年期兩者之較短者提取。主要的折舊年限為二十至五十年。

賬目附註

(按香港普遍採納會計原則編製)

1 主要會計政策

編制此等綜合賬目所採用之主要會計政策如下：

(a) 編制基準

本賬目乃按照歷史成本常規法編制，惟就若干投資物業之重估而予以修訂。賬目並依據香港普遍採納之會計原則及香港會計師公會頒佈之會計準則編製。

(b) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。附屬公司為本集團直接或間接控制其投票權半數以上或控制其運作之公司。在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與集團應佔該公司資產淨值之差額，連同之前並未在綜合損益賬內支銷或入賬之商譽或資本儲備。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值減任何非短期性之減值準備(如有需要)入賬。本公司將附屬公司之業績按已收及應收股息入賬。

(c) 合營業務

合營業務指集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益賬包括集團應佔共同控制實體該年度業績，而綜合資產負債表則包括集團應佔共同控制實體之資產淨值。

綜合現金流量表

截至二零零零年十二月三十一日止年度
(按香港普遍採納會計原則編製)

	附註	二零零零年 人民幣千元	一九九九年 人民幣千元
經營業務之現金流入淨額	23(a)	**312,559**	381,405
投資回報及融資成本			
收取利息		**13,947**	11,901
支付利息		**(43,143)**	(46,108)
來自非上市投資之收入		**7,025**	3,057
派發股息		**(36,645)**	(41,933)
派發予附屬公司少數股東之股息	23(b)	**(6,626)**	(11,989)
投資回報及融資成本之現金流出淨額		**(65,442)**	(85,072)
支付稅項 — 中國企業所得稅		**(36,455)**	(35,739)
投資業務			
支付遞延支出		**(26,675)**	(34,396)
購置固定資產		**(74,945)**	(39,065)
出售固定資產		**7,213**	8,847
在建工程支出		**(90,725)**	(36,990)
出售投資證券		**4,147**	—
購入投資証券		**—**	(31,347)
收購附屬公司	23(c)	**(947)**	—
投資業務之現金流出淨額		**(181,932)**	(132,951)
融資前之現金流入淨額		**28,730**	127,643
融資	23(b)		
應付新增貸款		**557,280**	575,230
償還借款		**(607,203)**	(701,383)
融資之現金流出淨額		**(49,923)**	(126,153)
現金及現金等價物之(減少)／增加		**(21,193)**	1,490
一月一日之現金及現金等價物		**509,526**	508,036
十二月三十一日之現金及現金等價物		**488,333**	509,526

於二零零零年及一九九九年十二月三十一日之現金及現金等價物分別列載於此等結算日的綜合資產負債表上的銀行結餘及現金。

資產負債表

二零零零年十二月三十一日結算
(按香港普遍採納會計原則編製)

	附註	**二零零零年 人民幣千元**	一九九九年 人民幣千元
遞延費用	8	**2,187**	2,148
固定資產	9	**26,297**	22,954
附屬公司投資	11	**995,118**	968,118
投資證券	14	**30,500**	30,000
流動資產			
其他應收款	16	**256,856**	196,998
銀行結餘及現金		**128,225**	137,822
		385,081	334,820
流動負債			
其他應付款	17	**49,029**	9,124
應付税項		**67**	159
擬派股息		**24,327**	21,987
銀行貸款	18	**30,000**	—
		103,423	31,270
流動資產淨額		**281,658**	303,550
總資產減流動負債		**1,335,760**	1,326,770
資金來源：			
股本	19	**732,900**	732,900
股份溢價		**120,333**	120,333
儲備	20	**482,527**	452,217
保留盈餘	21	**—**	21,320
		1,335,760	1,326,770

蔡志祥 *董事*

李益民 *董事*

綜合資產負債表

二零零零年十二月三十一日結算
(按香港普遍採納會計原則編製)

	附註	二零零零年 人民幣千元	一九九九年 人民幣千元
遞延費用	8	**89,909**	73,682
固定資產	9	**900,628**	848,515
在建工程	10	**234,437**	175,778
共同控制實體權益	12	**39,738**	40,579
聯營公司權益	13	**2,967**	12,079
投資證券	14	**33,003**	40,835
流動資產			
存貨	15	**789,098**	691,939
貿易應收款及其他應收款	16	**678,313**	679,124
銀行結餘及現金		**488,333**	509,526
		1,955,744	1,880,589
流動負債			
貿易應付款及其他應付款	17	**929,621**	822,904
長期負債之一年內應償還額	22	**34,000**	49,143
應付税項		**35,520**	16,787
擬派股息		**24,327**	21,987
銀行貸款	18	**478,000**	529,680
		1,501,468	1,440,501
流動資產淨額		**454,276**	440,088
總資產減流動負債		**1,754,958**	1,631,556
資金來源：			
股本	19	**732,900**	732,900
股份溢價		**120,333**	120,333
儲備	20	**631,352**	591,194
保留盈餘	21	**89,905**	33,798
股東權益		**1,574,490**	1,478,225
少數股東權益		**115,468**	106,731
長期負債	22	**65,000**	46,600
		1,754,958	1,631,556

蔡志祥 *董事*　　**李益民** *董事*

綜合損益表

截至二零零零年十二月三十一日止年度
(按香港普遍採納會計原則編製)

	附註	**二零零零年 人民幣千元**	一九九九年 人民幣千元
營業額	2	**4,222,857**	3,454,492
銷售成本		**(3,201,332)**	(2,591,019)
毛利		**1,021,525**	863,473
其他收益	2	**82,708**	60,357
分銷成本		**(367,132)**	(288,806)
行政開支		**(481,234)**	(404,803)
其他經營開支		**(7,990)**	(6,257)
扣除融資成本前之經營盈利	3	**247,877**	223,964
融資成本	4	**(39,207)**	(45,985)
經營盈利		**208,670**	177,979
應佔盈利減虧損			
共同控制實體		**(841)**	(688)
聯營公司		**(3,257)**	824
除稅前盈利		**204,572**	178,115
稅項	5	**(59,745)**	(41,743)
除稅後盈利		**144,827**	136,372
少數股東權益		**(9,577)**	(7,684)
本年淨利潤		**135,250**	128,688
每股盈利	6	**人民幣0.185元**	人民幣0.176元

由於已確認損益表之唯一項目為上述本年淨利潤人民幣135,250,000元(一九九九年：人民幣128,688,000元)，故此並無呈列已確認損益報表。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

國際核數師報告書

致：廣州藥業股份有限公司全體股東

(於中華人民共和國成立的股份有限公司)

本核數師已完成審核刊於第55頁至第89頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃　貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零零年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所

香港執業會計師

香港，二零零一年四月二十日

6 本公司與控股股東實行人員、資產、財務「三分開」，在經營上做到人員獨立、資產完整、財務獨立。

(1) 在人員方面，本公司在勞動、人事及工資管理等方面獨立；經理、副經理等高級管理人員在本公司領取薪酬，且沒有在控股股東單位擔任經理、副經理等高級管理職務。

(2) 在資產方面，本公司擁有獨立的生產系統、輔助生產系統和配套設施；擁有獨立的採購和銷售系統；本公司目前正在使用的38個商標的所有人為本公司的控股股東—廣州醫藥集團有限公司。本公司已於一九九七年九月一日就商標使用與廣州醫藥集團有限公司簽訂了《商標許可協定》，根據協定規定有償使用，有效期至二零零七年八月三十一日。廣州醫藥集團有限公司於二零零零年十一月二十一日出具了《關於廣州藥業使用商標到期後延期的承諾書》：承諾在商標使用期滿後以上述《商標許可協定》約定的商標使用條件自動續期10年。此外，本公司自行擁有6個註冊商標，該商標註冊在有效期內。

(3) 在財務方面，設立有獨立的財會部門，並建立了獨立的會計核算體系和財務管理制度；獨立在銀行開戶。

7 報告期內，本公司未發生因託管、承包、租賃其他公司資產或其他公司託管、承包、租賃本公司資產，而為本公司帶來達到本年度利潤總額10%以上利潤的事項。

8 本年度公司擬續聘羅兵咸永道會計師事務所為國際核數師，廣州羊城會計師事務所有限公司為國內核數師。

9 報告期內，本公司無重大擔保事項。

10 報告期內，本公司名稱和股票簡稱未作變更。

11 承諾事項履行情況：本公司董事會在二零零零年十二月三十一日的增發《招股意向書》中承諾，於二零零零年度將3年以上壞帳準備的計提標準予以調整。董事會已經履行了該承諾，詳見按中國會計準則及制度編制之財務會計報告。

重要事項披露

1　報告期內，本集團無重大訴訟、仲裁事項。

2　報告期內，本集團、本公司董事及高級管理人員無受監管部門處罰的情況。

3　報告期內，本集團控股股東未發生變化。第一屆董事會成員任期於2000年屆滿，二零零零年十月十八日經二零零零年臨時股東大會通過，同意蕭承、李興華、李國駒、廖景光、蘇德貴及朱柏華不再擔任董事職務；並同意重新選舉產生第二屆董事會，成員有蔡志祥、李益民、陳翔志、馮贊勝、朱幼麟、張伯華、劉錦湘、吳張、黃卜仁。第一屆監事會成員任期於二零零零年屆滿，二零零零年十月十八日經二零零零年臨時股東大會通過，同意麥奇傑、溫新民不再擔任監事。並同意重新選舉產生第二屆監事會，成員有陳燦英、譚思馬、羅繼東。在監事會第二屆第一次會議，選舉陳燦英為第二屆監事會主席。

經公司第二屆第一次董事會通過，選舉蔡志祥為董事長、李益民為副董事長。聘任陳翔志為總經理；聘任黎德成、蕭承為副總經理；聘任江士傑為財務總監；聘任何舒華為董事會秘書。

4　報告期內，本公司無重大收購及出售資產，吸收合併事項。

5　重大關聯交易事項見本年報第84至85頁。

監事會報告書

本公司監事會在截至二零零零年十二月三十一日止的年度(「該年度」)中，全體成員依照《中華人民共和國公司法》(「公司法」)、公司章程及《香港聯合交易所有限公司證券上市規則》(「上市規則」)的規定，遵守誠信原則，忠實履行公司章程所賦予的職責，為維護本公司及其股東利益積極開展工作。監事會對本公司二零零零年度的工作評價如下：

1 報告期內本公司運作規範，企業經營管理層所作經營決策符合國家的法律、法規、公司章程及上市規則，符合本公司的發展前景以及符合股東的權益實施有效的監管，沒有發現董事和高級管理人員違反法律、法規、《公司章程》或損害公司和股東利益的行為。

2 本年度國內及國際會計師所出具的審計報告無保留意見和解釋性說明。經檢查公司財務狀況，確認財務報告如實地反映財務狀況和經營成果。

3 公司募集資金的投入情況與招股章程所載基本一致。

4 關聯交易公平合理，並無損害上市公司利益。

承監事會命

陳燦英

監事會主席

二零零一年四月二十日

監事會報告書

各位股東：

我代表廣州藥業股份有限公司監事會，依據公司章程的規定，向本次大會報告二零零零年度監事會的工作，請予審議。

監事會工作情況

本報告期內監事會共召開4次會議，主要情況如下：

1 一九九九年度股東周年大會於二零零零年五月二十六日召開，監事會出席了本次會議並審議通過了一九九九年度監事會工作報告。

2 一九九九年度股東周年大會於二零零零年五月二十六日召開，監事會出席了本次會議並通過了授權董事會依照有關規定在有關期間內配發及發行新股份，並授權董事會據此對本公司章程作出適當及必要的修改和辦理有關的變更登記手續。

3 第二屆第一次監事會於二零零零年十月十八日召開，討論選舉新一屆監事會主席。

4 二零零零年第二次臨時股東大會於二零零零年十月十八日召開，監事會出席了本次會議，於會議上討論關於二零零零年公募增發人民幣普通股(A股)的方案並提出意見。

20 核數師

本公司一九九九年度股東周年大會批准，本公司續聘廣州羊城會計師事務所有限公司及羅兵咸永道會計師事務所分別為本公司二零零零年度之境內及境外核數師。

董事會建議續聘廣州羊城會計師事務所有限公司及羅兵咸永道會計師事務所分別為本公司二零零一年度之境內及境外核數師之決議案將提請即將召開之股東周年大會通過。

承董事會命

董事長

蔡志祥

二零零一年四月二十日

相應地，上述之職工住房改造款於二零零零年十二月三十一日合共為人民幣104,467,000元(一九九九年：人民幣77,792,000元)。根據中國財政部財企[2000]295號文件《關於企業住房制度改革中有關財務處理問題的通知》的規定，上述之職工住房改造款應計入二零零零年十二月三十一日法定帳目的年初未分配利潤，由此造成年初未分配利潤的借方餘額，則可在董事會批准下以法定公益金、盈餘公積金及資本公積金彌補。此處理辦法已於按中國會計準則及制度編制的財務會計報告中處理。

按香港普遍採納會計原則，本集團將以遞延職工住房改造款的形式，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。本集團於二零零零年十二月三十一止，累計攤銷人民幣14,558,000元。於二零零零年十二月三十一日,上述遞延職工住房改造款餘額為人民幣89,909,000元。本公司董事會認為，如果上述遞延職工住房改造款餘額在二零零零年度攤銷，則本公司於二零零零年十二月三十一日的總資產值將減少約人民幣89,909,000元。廣州市人民政府穗府[2000]18號文所陳述的對無分配住房及住房未達標老職工的一次性住房補貼的問題，董事會認為該文件對本集團不具有強制性約束力。從二零零一年開始，本集團將根據各企業的實際情況制定職工住房補貼政策。

17 購回、出售及贖回本公司之證券

年內本公司及其他任何附屬公司概無購回、出售及贖回本公司之證券。

18 銀行貸款、透支及其他借款

於二零零零年十二月三十一日，本集團之銀行貸款、透支及其他借款情況載於第75頁至第80頁及第126頁到第129頁。截止二零零零年十二月三十一日，本集團的銀行貸款／短期借款及總負債與去年同期數位相比並無重大不利變動。

19 資產負債率

截至二零零零年十二月三十一日，本集團的資產負債率相對去年數位並無重大不利變動。

根據廣東省財政廳於二零零零年十一月九日頒佈的[2000]76號文的規定，廣東省上市公司的企業所得稅先按33%的法定稅率徵收後，對超過15%的部分(18%)按隸屬關係由各級財政給予返還。本公司已根據有關政策，向廣州市政府提出申請，要求政府在二零零一年繼續給予本公司稅務優惠。但本公司現時無法保證上述申請會獲得批准。

14　資本化利息

本年度本集團利息資本化情況已載於本年報第66頁及第71頁。

15　公司退休金計劃

有關本集團退休金計劃詳情及退休金供款額分別列於第63頁及第65頁。

16　員工住房

根據廣州醫藥集團與本公司簽訂之職工住房服務合同，廣州醫藥集團同意以優惠房價向本集團的職工出售住房。本公司將按照優惠房價與廣州醫藥集團在建設或購入該職工住房的成本並扣除累積折舊後之差額補貼給廣州醫藥集團。於二零零零年十二月三十一日，須向廣州醫藥集團支付的職工住房改造款合共約人民幣62,030,000元(一九九九年：人民幣57,139,000元)。

此外，本集團已建設或購入部分職工住房。於二零零零年十二月三十一日，處置該等住房的收入與其建設或購入的成本之差額合共人民幣42,437,000元。(一九九九年：人民幣20,653,000元)。

該等關連交易已經本公司獨立非執行董事審核，並經各獨立非執行董事確認所有關連交易是按一般商業條款在本公司之日常及一般業務中進行，有關條款均為正常商業條款或不差於提供予第三者之優惠條款，並對本公司而言乃屬公平及合理。

9 管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理或行政工作簽定或存在任何合約。

10 主要客戶及主要供應商

本集團於本年度向五個最大供應商採購而發生的合共採購金額佔本集團截至二零零零年十二月三十一日止年度之總採購額30%以下，向五個最大客戶銷售而實現的合共銷售金額佔本集團全年度之總銷售額30%以下。

11 最佳應用守則

本公司一直遵守上市規則內所載(「最佳應用守則」)的規定。

12 審核委員會

根據香港聯合交易所有限公司證券上市規則之規定，本公司已於一九九九年八月十六日成立一個審核委員會，成員包括獨立非執行董事張伯華先生、朱幼麟先生及吳張先生等三位。

參照由香港會計師公會頒佈之「成立審核委員會指引」，本公司董事會已於同日備妥及採納職權範圍書，列明審核委員會之職權及責任。審核委員會之主要責任包括審查及監察本公司之財政彙報程式及內部監控運作。

13 企業所得稅及地方政府退稅優惠

根據廣州市人民政府之批文，本集團屬下若干附屬公司可享有企業所得稅退稅優惠待遇，實際所得稅率為15%，並從一九九七年九月一日(本公司成立日期)至二零零零年十二月三十一日止期間有效。

5 可供分派儲備

根據本公司章程，可供股東分配的利潤乃按香港普遍採納會計原則計算之數額與按中國會計準則膠制度計算之數額兩者中之較低值計算。根據本公司章程，可供本公司股東分配之保留盈利乃按照中國會計準則計算之數額與按照香港普遍採納之會計原則計算之數額兩者孰低而定。按照香港普遍採納之會計原則計算，本公司於二零零零年十二月三十一日並無可供股東分配之保留盈餘而一九九九年十二月三十一日可供股東分配之保留盈餘為人民幣21,320,000元。

6 固定資產

於本年度內固定資產變動，詳情載於本年報第69頁至第70頁及第120頁。

7 董事及監事之合約權益

本年度內或年結時，本公司、各同系附屬或控股公司概無簽訂任何涉及本集團之業務而本公司之董事直接或間接在其中擁有重大權益之重要合約。

8 關連交易

由於廣州醫藥集團擁有本公司股本約70%，本公司與廣州醫藥集團及其附屬公司的若干交易（包括下列交易），屬於聯交所證券上市規則上市規則下的關連交易。按照上述有關規定此等交易的詳情已於本年報第84頁至第85頁。

其他與共同控制實體、聯營公司的交易亦已於財務報告附註中披露。惟此等交易並不構成上市規則中的關連交易。

董事會認為上述之關連交易已按照聯交所發予本公司的豁免而進行。

2 賬目

本集團按香港普遍採納之會計原則和按中國會計準則編制截至二零零零年十二月三十一日止年度之業績載於第55頁及第92頁之綜合損益表。

本集團及本公司按香港普遍採納之會計原則和按中國會計準則編制截至二零零零年十二月三十一日止年度之財政狀況載於第56頁至第57頁及第91頁至第98頁之相關資產負債表。

本集團按香港普遍採納之會計原則和按中國會計準則編制截至二零零零年十二月三十一日止年度之現金流量分別載於第58頁及第95頁至第96頁之相關綜合現金流量表。

本公司截至二零零零年十二月三十一日止年度按照中國會計準則及制度所編制之現金流量載於第101頁至第102頁之現金流量表。

3 財務摘要

本集團過去五年按照香港普遍採納會計原則所編制的業績，資產與負債的摘要載於第8頁。

本集團過去三年按照中國會計準則及制度所編制的業績，資產與負債的摘要載於第6頁。

4 儲備

本集團及本公司於本年度內儲備的金額及變動詳情載於第76頁到第78頁之及第131頁到132頁。

其他報告事項

1 增發A股擬投資項目及相關情況

本公司於二零零一年一月完成的A股增發所募集資金計劃投資以下項目：

(1) 重點產品技術改造和新產品投產項目：該類項目總投資額為人民幣32,970萬元。

(2) 中藥新技術產業化基地項目：此項目包括大孔樹脂吸附技術生產基地和超臨界二氧化碳萃取生產基地，該類項目總投資額為人民幣5,980萬元。

(3) 銷售網路擴張、物流配送中心和商業ERP系統項目：此項目總投資額為人民幣18,880萬元。其中，銷售網路擴張的投資額為人民幣14,880萬元；物流配送中心項目投資額為人民幣2,000萬元；商業ERP系統投資額為人民幣2,000萬元。

(4) 生物醫藥研究中心項目。該中心擬從事基因疫苗、生物醫藥製品和生物醫藥技術的研究開發。項目總投資額為人民幣8,000萬元。

(5) 募集資金餘額約人民幣7,969萬元用於補充流動資金。

2 二零零一年利潤分配政策

(1) 擬在二零零一年度分配二次；

(2) 分配以派發現金為主要方式；

(3) 本公司二零零一年度實現淨利潤用於股利分配的比例約為30%右；

(4) 二零零零年未分配利潤暫不分配；及

(5) 以上分配政策為預計方案，本公司董事會將根據本公司實際情況對該政策進行調整。

3 資本公積金轉增股本預案

本年度不進行公積金轉增股本。

6 本公司員工情況

二零零零年末公司在冊員工人數為8,203人

其中：	生產人員	2,651人
	技術人員	1,233人
	財務人員	284人
	行政人員	568人
	銷售服務人員	2,247人
	其他人員	1,220人

本公司持有大學本科文憑以上的員工有427人，另外，退休職工人數有3,881人。

截止二零零零年十二月三十一日，本公司並無任何員工購股權計劃。

本次利潤分配預案或資本公積金轉增股本預案

1 本年度利潤分配預案

根據中國會計準則及制度，本公司二零零零年度淨利潤為人民幣146,234,183元，本公司及附屬子公司分別計提法定公積金10%和法定公益金10%，二項合計人民幣68,885,709元，餘下的稅後利潤加期初未分配利潤(-50,195,638人民幣元)，可供分配利潤為27,152,836元。董事會建議派發二零零零年全年股息為每股人民幣0.05元。其中，中期股息已按每股人民幣0.02元派息14,658,000元。二零零零年末每股擬派人民幣0.03元(A股含稅)，根據二零零零年十月十八日第二次臨時股東大會上通過的決議案：「本次公募增發A股成功後二零零零年中期未分配利潤及二零零零年七月一日至A股發行完成前滾存利潤由新老股東共享」，按增發A股後的總股本81,090萬股計算，此項建議派發的股息合共人民幣24,327,000元，其中，用二零零零年末未分配利潤派發11,475,000元，不足部分在留存的任意公積金中派發。包括已派發的中期股息在內合共人民幣38,985,000元。派發此項末期股息建議如在二零零一年六月十五日舉行之周年股東大會獲得通過，將於二零零一年六月二十九日或之前派發予二零零一年五月二十三日(星期三)收市後名列於本公司股東名冊的H股股東；A股股東的股權登記日、股息派發日及派發方式另行公告。

董事會報告

羅繼東先生，47歲，現任招商銀行廣州市分行行長，高級經濟師，西南財經大學經濟學碩士，有豐富的財經管理經驗，兼任中國人民銀行廣州市分行副行長。羅先生於二零零零年加入本公司。

高級管理人員：

蕭承先生，59歲，高級經濟師，本公司副總經理，專責本公司的生產規劃及科技改良部門，於一九五八年加入廣州醫藥集團，具有三十多年的企業管理經驗。蕭先生於一九八九年在廣州業餘大學畢業，持有行政管理大學專科文憑。

黎德成先生，40歲，於一九七八年加入廣州醫藥集團，現任本公司副總經理。於一九八八年在廣州師範學院畢業，持有政治及經濟管理大學專科文憑，東北財經大學金融專業研究生，現為廣州潘高壽藥業股份有限公司副總經理，中國保健食品協會副會長。

江士傑先生，65歲，於一九五五年加入廣州醫藥集團，現任本公司高級會計師及財務總監。江先生於一九五四年從廣州市財政學校畢業，持有會計畢業證書。江先生同時也是廣州市會計師公會理事及中國醫藥會計學會的常務理事。

董事會秘書：

何舒華先生，44歲，一九八二年加入廣州醫藥集團，現任統計師及本公司董事會秘書。於一九八二年畢業於中山大學生物系。一九九五年，何先生取得中山大學理學碩士學位。何先生同時也是廣東省現場統計學會常務理事及《中藥市場與資訊》雜誌編委。

董事會報告

劉錦湘先生，60歲，現任越秀企業(集團)有限公司及越秀投資有限公司董事長兼總經理，同時也是越秀交通有限公司董事長，於一九六四年在中國西安建築科技大學畢業，在工業技術、企業及經濟事務管理方面積逾30年經驗。曾任廣州市經濟委員會主任及廣州市副市長。劉先生於二零零零年加入本公司。

吳張先生，43歲，現任廣州證券有限責任公司董事長。於澳洲梅鐸大學取得工商管理碩士學位，具有堅實的經濟金融理論基礎和豐富的證券管理經驗，於一九八九年至一九九九年先後擔任廣州越銀財務發展公司總經理、香港越秀財務有限公司董事副總經理、香港越秀證券有限公司董事副總經理。吳先生於二零零零年加入本公司。

黃卜仁先生，64歲，於一九九六年取得中國税務師及註冊税務師職稱，從事財税工作四十餘年，具有豐富的財政、税務管理經驗。曾先後擔任廣州市財政(税務)局分局局長、廣州市財政(税務)局副局長及廣州市物價局局長。黃先生於二零零零年加入本公司。

監事：

陳燦英先生，51歲，本公司監事會主席，於一九八五年在廣州市委黨校畢業。現兼任廣州醫藥集團監事會主席。陳先生同時也為廣州市企業家協會常務理事、《中藥事業報》編輯委員會委員及全國中藥經濟研究會常務理事。陳先生於一九九七年加入本公司。

譚思馬先生，37歲，現任廣州證券有限責任公司副董事長、總經理，中山大學經濟學碩士，具有豐富的證券理論知識和證券管理經驗。曾任香港越秀財務公司副總經理，廣州越銀財務發展公司執行董事、總經理，廣州證券公司副總經理。譚先生於二零零零年加入本公司。

董事會報告

李益民先生，50歲，本公司副董事長及主管中藥師，於一九七零年加入廣州醫藥集團，具有三十一年中藥業經驗，於一九七六年在中山大學生物系進修，並於二零零零年獲美國管理技術大學管理學碩士學位。現為廣州醫藥集團的副董事長兼總經理。李先生同時也是中國中藥企業管理協會常務理事、中國中醫藥學會常務理事、廣東省中醫藥學會副會長及廣州連鎖經營協會副會長。

馮贊勝先生，50歲，主管藥師，一九七零年加入廣州醫藥集團，於一九七七年在廣州醫學院畢業，持有醫療系大學本科文憑。現為廣州市醫藥公司經理兼批發部經理，亦任中國醫藥商業協會副會長、廣東省醫學會常務理事及貿易專業副主任委員。

陳翔志先生，38歲，本公司總經理，一九八五加入廣州醫藥集團。陳先生於一九八五年畢業於華南師範大學，於二零零零年在廣東社會科學院政治經濟學研究生畢業。現兼任廣州羊城藥業股份有限公司董事長兼總經理，廣東省營銷學會理事、廣東省中醫藥學會常務理事。

獨立非執行董事：

朱幼麟先生，56歲，香港特別行政區第一屆立法會議員，亦為華德豐集團有限公司的董事總經理。於美國東北大學取得管理學碩士學位，並在美國哈佛大學取得工商管理碩士學位。朱先生於一九九七年加入本公司。

張伯華先生，68歲，越秀企業(集團)有限公司及越秀投資有限公司名譽董事長，駿威投資有限公司名譽主席。張先生於一九九七年加入本公司。

3 聘任總經理、董事會秘書

經本公司第二屆第一次董事會會議決議，聘任陳翔志先生為總經理，聘任黎德成先生、藺承先生為副總經理，聘任江士傑先生為財務總監、聘任何舒華先生為董事會秘書。

4 董事及監事的服務合約

各董事及監事與本公司訂立書面服務合約，主要方面如下：

(a) 每份合約由二零零零年十月十八日開始，至二零零三年第三屆董事會成員選舉產生之日止。

(b) 本公司董事的委任期為三年，至二零零三年第三屆董事會成員選舉產生之日，任期屆滿可以連選連任。

上述的董事及監事均無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合同。

5 董事、監事及高級管理人員履歷簡介

董事：

蔡志祥先生，51歲，本公司董事長，於一九八一年加入廣州醫藥集團，具有二十年的醫藥業經驗。蔡先生於一九九一年在廣州市行政學院畢業並獲得經濟管理大學本科文憑，二零零零年獲美國管理技術大學管理學碩士學位。蔡先生同時兼任廣州醫藥集團董事長，亦為廣州市紅十字會常務理事、副主席，廣東省醫藥工商聯合會名譽副會長。

姓名	權益類別	公司	股份數目
陳翔志	家族	廣州潘高壽	1,470
	家族	廣州羊城	1,680
	家族	廣州敬修堂	1,920
	家族	廣州光華	1,470
蘇德貴	個人	廣州敬修堂	1,000
	個人	廣州潘高壽	1,000
監事			
陳燦英	個人	廣州羊城	22,150
高級管理人員			
蕭承	個人	廣州敬修堂	30,000
	家族	廣州天心	5,000
黎德成	個人	廣州敬修堂	1,920
	個人	廣州羊城	1,680
財務總監			
江士傑	家族	廣州敬修堂	1,920
	家族	廣州羊城	1,680
	家族	廣州星群	1,600
	家族	廣州天心	1,470

* *李益民先生僅以信託人身份持有上述保聯之股份*

除上所述披露外，本公司董事、監事及高級管理人員他們的配偶及18歲以下子女亦無獲受於或行使任何認購本公司股票或債券。

2 報告期內離任的董事、監事及高級管理人員及離任原因

本報告期內，蕭承、李興華、李國駒、廖景光、蘇德貴及朱柏華等六位董事因任期屆滿，於二零零零年十月十八日股東大會上獲批准離任。溫新民及麥奇傑監事因任期屆滿，於二零零零年十月十八日股東大會上獲批准離任。李益民總經理因任期屆滿，於二零零零年十月十八日股東大會上獲批准離任。

註：

(1) 所有董事、監事、公司秘書，任期為三年，由二零零零年十月十八日起至二零零三年第三屆董事會成員選舉產生之日止；

(2) 報告期內本公司董事、監事和高級管理人員年薪酬10萬元以下8人，10萬元至20萬元4人，20萬元至30萬元4人。

(2) 截止二零零零年十二月三十一日，根據本公司依權益披露條例第二十九條而設置之登記冊所記錄或據《上市公司進行證券交易的標準守則》向本公司發出之通知，本公司各董事、監事及高級管理人員在本公司及其相連法團(按權益披露條例之定義)之股份、認股權證及購股權中之權益如下：

董事

姓名	**權益類別**	**公司**	**股份數目**
蔡志祥	家族	廣州星群藥業股份有限公司[廣州星群]	1,900
	家族	廣州潘高壽藥業股份有限公司[廣州潘高壽]	1,670
	家族	廣州羊城藥業股份有限公司[廣州羊城]	1,960
	家族	廣州敬修堂藥業股份有限公司[廣州敬修堂]	2,240
	家族	廣州光華藥業股份有限公司[廣州光華]	1,670
	家族	廣州天心藥業股份有限公司[廣州天心]	1,670
李益民	家族	廣州星群	1,900
	家族	廣州潘高壽	1,670
	家族	廣州羊城	1,960
	家族	廣州敬修堂	2,240
	家族	廣州天心藥業股份有限公司[廣州天心]	1,670
	家族	廣州光華	1,670
	信託*	保聯拓展有限公司[保聯]	100,000

公司管理層及員工情況

1　現任董事、監事及高級管理人員於股本及債務證券之權益

(1) 截至二零零零年十二月三十一日，根據本公司依權益披露條例第二十九條而設置之登記冊所記錄或據《上市公司進行證券交易的標準守則》向本公司發出通知，本公司各董事、監事及高級管理人員在本公司(按權益披露條例之定義)之股份、認股權證及購股權中之權益如下：

姓名	職務	性別	年末數 (股)	年初數 (股)
蔡志祥	董事長	男	未持有	未持有
李益民	副董事長	男	未持有	未持有
陳翔志	董事及總經理	男	未持有	未持有
馮贊勝	董事	男	未持有	未持有
朱幼麟	獨立非執行董事	男	未持有	未持有
吳張	獨立非執行董事	男	未持有	未持有
劉錦湘	獨立非執行董事	男	未持有	未持有
張伯華	獨立非執行董事	男	未持有	未持有
黃卜仁	獨立非執行董事	男	未持有	未持有
陳燦英	監事	男	未持有	未持有
羅繼東	監事	男	未持有	未持有
譚思馬	監事	男	未持有	未持有
蕭承	副總經理	男	未持有	未持有
黎德成	副總經理	男	未持有	未持有
江士傑	財務總監	男	未持有	未持有
何舒華	董事會秘書	男	未持有	未持有

2 股東大會通過之決議案的執行情況

(1) 一九九九年期末利潤分配

根據一九九九年度股東周年大會上通過之決議案，二零零零年五月完成了公司一九九九年度末期的分紅派息工作，分紅方案為每股派發現金紅利人民幣0.03元。股權登記日為二零零零年五月二日，除息日為二零零零年五月三日。

(2) 二零零零年中期利潤分配

根據二零零零年股東周年大會上通過之決議案，二零零零年十月完成了公司二零零零年度中期的分紅派息工作，分紅方案為每股派發現金紅利人民幣0.02元。股權登記日為二零零零年十月三日，除息日為二零零零年十月四日。

(3) A股增發工作

於二零零零年十月十八日召開之本公司股東大會上正式審議批准了公募增發A股的方案；二零零零年十二月二十二日，中國證監會以證監公司字[2000]228號文核准了本公司公募增發不超過1億股A股。二零零一年一月十日，本公司成功發行7800萬股A股股票，募集資金淨額為73,799萬元。

(5) 第二屆第一次董事會於二零零零年十月十八日召開，並通過如下決議案：

- 選舉蔡志祥先生及李益民先生分別為第二屆董事會董事長及副董事長；
- 聘請陳翔志先生為本公司總經理；
- 聘請張伯華先生、朱幼麟先生、吳張先生任審核委員會委員；
- 經總經理提名，聘任黎德成先生、蕭承先生為本公司副總經理；
- 經總經理提名，聘任江士傑先生為本公司財務總監；
- 經董事長提名，聘任何舒華先生為本公司董事會秘書；及
- 確認了非執行董事及股東代表監事袍金。

(6) 第二屆第一次臨時董事會會議於十一月十九日至十一月二十四日以書面表決形式進行，並通過如下決議案：

- 關於本公司與廣藥集團簽訂的倉庫租賃協定和辦公樓租賃協定的議案

(7) 第二屆第二次董事會會議於十一月十三日至十一月十八日以書面表決形式進行，並通過如下決議案：

- 關於投資並購買「光大銀行」部分股權的議案

(2) 第一屆第十三次董事會會議於二零零零年八月四日召開，並通過如下決議案：

- 將控股股東—廣州醫藥集團有限公司推薦的下一屆董事候選人及監事候選人名單及資料提交股東大會；
- 對本公司章程第八十八條及第一百一十一條進行修訂的事宜；
- 決議於二零零零年九月二十六日在廣州市沙面北街四十五號廣州藥業股份有限公司會議室召開本公司臨時股東大會，並通過臨時股東大會公告稿；
- 廣州藥業增發A股有關事項及工作進度情況的報告；
- 二零零零年度中期業績報告工作計劃及進度情況的報告。

(3) 第一屆第十四次董事會會議於二零零零年八月十八日召開，並通過如下決議案：

- 二零零零年度中期業績報告；
- 二零零零年度中期未經審核的財務報告；
- 二零零零年度中期派息方案。

(4) 第一屆第十五次董事會會議於二零零零年九月一日召開，並通過如下決議案：

- 《申請二零零零年公募增發人民幣普通股(A股)的方案》
- 《關於增發A股募集資金計劃投資項目可行性的方案》
- 《關於前次募集資金使用情況說明的方案》及廣州羊城會計師事務所《關於公司前次募集資金使用情況的專項報告》
- 《關於本次公募增發A股完成後二零零零年中期未分配利潤及二零零零年七月一日至本次發行完成前滾存利潤由新增的A股股東和原有股東共享的方案》
- 《關於提請股東大會授權董事會全權辦理本次公募增發A股相關事宜的方案》
- 《關於召開二零零零年第二次臨時股東大會的方案》

董事會日常工作情況

1　董事會會議情況：

本公司董事會認真履行了《公司法》及本公司章程賦予的責任，認真執行了股東大會的決議，積極展開工作，為全體股東保全資本增加財富。

報告期內本公司共召開七次董事會會議，主要情況如下：

(1)　第一屆第十二次董事會會議於二零零零年三月二十四日召開，並通過如下決議案：

- 一九九九年度董事會工作報告；
- 一九九九年度監事會工作報告；
- 一九九九年度經審核的財務報告；
- 本公司一九九九年度末的核數師報告；
- 續聘任期屆滿的公司核數師(羊城會計師事務所有限公司)及國際核數師(羅兵咸永道會計師事務所)並授權本公司董事會決定其酬金；
- 本公司一九九九年度利潤分配及派息方案；
- 二零零零年度本公司董事及監事服務報酬總金額；及
- 授權董事會依照有關規定在有關期間內配發及發行新股份，並授權董事會據此對本公司章程作出適當及必要的修改和辦理有關的變更登記手續。

(3) **加速企業技術改造和GMP改造項目建設**

2001年度，本集團將重點抓好廣州中藥一廠、廣州星群藥業股份有限公司遷廠等重點技改工程和廣州潘高壽藥業股份有限公司、廣州羊城藥業股份有限公司GMP改造項目的實施工作。

(4) **強化基礎管理，加速ERP系統的實施**

加快實施ERP系統和引進先進管理技術，本集團將全面重組企業的業務流程，優化企業的資源組合，提高企業的管理水平和決策水平；二零零一年，本集團將加快貿易業務電腦網路系統的建設；繼續強化以財務預算管理為核心的內部監控體系，加強對投資決策、現金流量和經營運作情況的監控和管理；進一步提高企業的市場應變能力和抗風險能力。

(5) **創新激勵機制，培育專業管理人員隊伍**

本集團將積極探索和推進包括期權、期股等中長期激勵機制的建設，以確保企業持續健康的發展。同時，本集團將通過引進和培養等措施，積極培育專業技術人才和管理技術人才，不斷提高企業的綜合素質。

(6) **抓好資本運營，加速企業的發展**

在做好主業經營的同時，本集團將進一步加強資本運作力度，通過積極引進境內外戰略投資者等多種形式，逐步實現股權結構的多元化。同時，圍繞核心業務，積極發展相關產業的投資，加快並購、重組步伐，進一步優化資源配置，努力培育新的利潤增長點，為企業今後的長期發展奠定基礎。



2001年是21世紀的第一年，也是本公司成功增發A股並於上交所上市的第一年，本公司將繼續發揚團結進取、務實創新的精神，努力工作，為股東創造更好的回報。

董事會報告

生產經營環境和宏觀政策的變化及對公司的影響



隨著我國經濟的發展，國內人民生活水平的提高，人們健康意識的增強，社會人口老齡化，醫保人口的擴大和農村醫藥消費水平的提高，國內醫藥市場將保持持續穩定的增長；國家醫療制度的改革、醫藥分業和處方藥、非處方藥分類管理制度的實施，亦將對我國藥品需求結構產生重大的影響，部分療效確切、質量可靠和具有價格優勢的國產普藥和新藥將佔有更大的市場發展份額；隨著世界天然藥物市場的迅速發展，中藥以其獨特的療效和副作用較少的特點將有更廣闊的市場前景和發展空間；同時，我國按「十五」規劃將培養和發展醫藥行業的技術優勢，推動醫藥企業間的收購、兼併、聯合和重組，以增強企業的競爭能力。本公司在中成藥的製造和醫藥貿易業務方面具有一定的技術優勢和規模優勢，將在市場競爭中佔據有利的地位。

新年度的業務發展計劃

2001年，本集團將以加快A股增發投資項目建設為重點努力培育和擴大企業持續發展的新增長點，增強企業的核心競爭能力。

(1) 加強市場營銷體系的建設

繼續以市場為導向，做好產品結構的調整和重點產品的市場拓展工作，通過加大對終端市場的推介和宣傳，提高核心產品的市場佔有率；逐步整合和發展綜合的市場推廣隊伍和營銷網路系統，以優化企業的整體資源配置。為適應醫藥零售市場發展的需要，貿易業務計劃在二零零一年新增零售網點37家。

(2) 加快技術創新體系的建設和新產品的研究開發工作

本集團將加大技術研發的投入，特別是重點抓好現代化中藥工程中心、生物醫藥研發中心和中藥新技術產業化基地等項目的建設；加強與各大學、科研機構的聯繫和合作，加速新產品的研製開發和中藥現代化的實施。目前，本集團正在進行的臨床研究項目有8個，基礎技術開發項目有6個。

2、 發行H股募集資金投入項目的進展及收益情況

(1) 用5,038萬元投入新產品的研製和開發，研製新品種25個，其中17個品種已經先後取得批文並正式投產或試產；完成6個名優產品的二次開發；及6個品種的工藝或劑型的改進，新產品的投產和品種劑型的改進，促進了企業盈利的持續增長。

(2) 用人民幣18,007萬元投入技術改造和GMP工程。廣州中藥一廠、廣州陳李濟藥廠、廣州奇星藥廠與廣州敬修堂藥業股份有限公司等通過GMP改造已全部取得國家認證，提高了產品質量和市場競爭力。

(3) 本公司原計劃投入人民幣3,000萬元人民幣用於現代化技術工程中心項目的建設，現已投入1,070萬元。剩餘資金將根據項目實際情況逐步投入。

(4) 投入人民幣3,966萬元用於擴展銷售網站，新增零售藥店54間，其中新購置的零售商鋪16間，新增銷售額約人民幣6,000多萬元。

(5) 用5,038萬元作為企業流動資金,該項資金的投入緩解了部分企業資金緊缺情況，同時也直接降低了本集團的財務費用。目前本集團短期借款已從1997年末的人民幣7.42億元下降至二零零零年末的人民幣4.78億元；財務費用從1997年的人民幣6,714萬元降至本年度的人民幣2,791萬元，對企業盈利的增長起到重要的作用。

3、 報告期內非募集資金投資的情況

經本公司第二屆第二次臨時董事會會議批准，本公司出資人民幣1,950萬元認購光大銀行1,000萬股股權。由於該銀行在增資擴股中認購數大於發行數，因此實際配發本公司的股份為550萬股，佔該行擴股後總股數58.91億股的0.093%，認購金額為人民幣1,072.5萬元。

按香港普遍採納之會計原則 *(人民幣元)*

項目	2000年12月31日	1999年12月31日	增減(±%)
總資產	3,256,426,000	3,072,057,000	6.00
長期負債	65,000,000	46,600,000	39.50
股東權益	1,574,490,000	1,478,225,000	6.51
	2000年度	1999年度	增減(±%)
經營盈利	208,670,000	177,979,000	17.24
淨利潤	135,250,000	128,688,000	5.10

6、 淨利潤實現數與淨利潤預測數的比較

按中國會計準則，二零零零年本集團實現淨利潤146,234千元，為本公司增發A股時編制的盈利預測報告中之淨利潤預測值人民幣156,304千元的93.56%。

公司投資情況

1、 發行H股募集資金淨額的使用情況：

本集團於一九九七年十月發行219,900,000股H股，扣除發行費用後，發售H股募集資金所得淨額約為港幣317,421,000(折算人民幣340,233,000元)，截止二零零零年十二月三十一日止，尚餘為904萬元未投入使用。

該次募集資金實際投資使用的具體情況如下：*(人民幣萬元)*

投資項目	**計劃總投資**	**至2000年末已完成投資**	**佔計劃投資額的比例**
發展新產品	5,038	5,038	100%
改良現有生產技術及購買新設備	18,007	18,007	100%
成立現代化技術工程中心	3,000	1,070	36%
擴展小型至中型零售店	3,966	3,966	100%
一般營運資金及其他	5,038	5,038	100%

4、在經營中出現的問題與困難及解決方案

(1) 受國家税務總局國税發[2000]84號文關於廣告費支出超過銷售額2%部分需調整應納所得税的因素影響，本年度內，製造業務因此而增加應納所得税約1,100多萬元。為此，製造業務在報告期內一是加強了廣告宣傳費的監控和管理工作；二是統一本公司的對外宣傳策略，最大限度地發揮附屬企業的資源組合優勢；三是加強對重點市場的技術推介力度，促進了製造業務銷售的增長。

(2) 為了加強對附屬企業的監控管理，進一步優化企業的內部資源，本公司於二零零零年五月調整了附屬企業廣州眾勝藥廠的管理層，由市場拓展能力較強、管理基礎扎實的廣州中藥一廠託管了廣州眾勝藥廠，並針對該企業的存在問題進行了全面的整頓，加強了內部管理和控制。

二零零一年二月二十一日，經第二屆第三次董事會會議決議，由廣州中藥一廠吸收合併廣州眾勝藥廠。目前，有關工作正在進行中。

5、公司財務情況

按中國會計準則及制度 *(人民幣元)*

項目	2000年12月31日	1999年12月31日	增減(±%)
總資產	3,063,914,823	3,001,286,675	2.08
長期負債	84,573,230	98,261,885	-13.9
股東權益	1,373,104,547	1,365,972,198	0.52
	2000年度	1999年度	增減(±%)
主營業務利潤	1,001,732,586	847,610,057	18.18
淨利潤	146,234,183	128,663,317	13.66

3、 **本集團主要附屬企業及本公司佔有51%及以上股權的控股子公司經營之情況及業績(人民幣萬元)**

企業名稱	持股比例	總資產	主營業務收入	主營業務利潤
廣州中藥一廠	100%	25,859.05	35,258.24	21,219.23
廣州陳李濟藥廠	100%	21,562.38	15,354.76	7,273.40
廣州眾勝藥廠	100%	6,363.40	5,302.46	2,158.24
廣州奇星藥廠	100%	39,451.23	18,336.45	9,926.83
廣州市醫藥公司	100%	99,823.20	238,467.23	20,146.39
廣州市藥材公司	100%	28,216.64	49,561.96	8,341.92
廣州市醫藥進出口公司	100%	3,723.52	7,951.16	800.24
廣州星群藥業股份有限公司	84.11%	26,407.55	19,908.60	7,991.75
廣州敬修堂藥業股份有限公司	83.90%	18,190.65	13,010.77	7,192.25
廣州潘高壽藥業股份有限公司	81.53%	24,001.48	19,722.88	8,313.00
廣州羊城藥業股份有限公司	87.07%	10,365.37	13,032.23	6,304.00

註： 以上附屬企業全部均在中華人民共和國註冊成立及營業。

醫療體制的改革推動了醫藥消費市場的變化，零售市場份額正在逐步擴大。貿易業務根據市場的變化積極拓展醫藥零售網點，年內新增零售網點33家，新增銷售額約1,500萬元。截至二零零零年十二月三十一日，本集團的醫藥零售網點共有155家，其中，主營中藥的「采芝林」藥業連鎖店93家，主營西藥的「健民」醫藥連鎖店62家。


健民医药

受到國家藥品價格政策和國內醫藥市場激烈競爭等因素的影響，二零零零年貿易業務的銷售毛利率下降至10.34%，同比下降2.58個百分點。為了克服毛利率下降的影響，貿易業務在積極擴大銷售的同時，努力降低營運成本。一是加強營運費用的目標管理工作，年內貿易業務的經營費用率同比下降1.81個百分點；二是加強對庫存商品的監控管理工作，定期對商品庫存和銷售情況進行分析，及時根據市場的變化調整採購和營銷策略；三是做好銷售客戶的信用分析和應收賬款管理工作，嚴格執行信用額監控制度，努力加速應收賬款的回籠，年度內貿易業務的應收賬款資金周轉率同比加速28.20%。銷售額的大幅度增加、費用率的下降、資金周轉速度的加快，確保了貿易業務的盈利貢獻。

董事會報告

本公司於二零零零年正式啟動ERP項目的實施工作。製造業務的SAP-R/3系統已於二零零一年一月通過廣州市財政局的評審，並在廣州陳李濟藥廠正式投入使用。廣州奇星藥廠和廣州星群藥業股份有限公司的ERP系統亦分別開始實施和運行。ERP系統的實施，對規範企業的業務流程，優化企業的資源組合，提高企業的管理水平和決策水平起到了重要的作用。



(3)　醫藥貿易業務(包括批發、零售和進出口)

二零零零年度本集團貿易業務(「貿易業務」)按中國會計準則及制度及香港普遍採納之會計原則編制的營業額均為2,927,702千元，同比增長29.85%。按中國會計準則，除稅前盈利為61,516千元，同比增長9.60%；按香港會計準則，除稅前盈利50,222千元，同比下降7.55%。



本報告期內，貿易業務根據OTC藥品市場迅速發展的特點，積極把握發展時機，配合推行藥品分類管理和非處方藥品的供應工作。年內，貿易業務成立了OTC藥品的專業銷售公司，開業以來銷售額達5,000多萬元；各批發、零售單位注重抓好品種結構的調整工作，積極開發一些療效好、市場發展潛力大的新藥、特效藥品種。年內新開發經銷和代理的品種達2,000多個，其中，新增獨家代理品種4個，新增銷售額5,260萬元。同時，貿易業務積極開拓省內外的批發業務市場，報告期內批發業務營業額同比大幅增加37.04%，對促進貿易業務盈利的增長起到重要作用。

董事會報告

本年度，製造業務加大市場拓展力度，加強對重點城市和終端銷售市場的技術推介和廣告宣傳工作，注意選擇和培育有發展潛力的銷售市場和客戶，並逐步建立了銷售市場分析系統，促進了重點產品銷量的增長。二零零零年度年銷售額1,000萬元以上的品種有26個，年銷售額5,000萬元以上的品種有6個，年銷售額1億元以上的品種有2個，年內上述26個品種的銷售額同比大幅度增長16.02%。高附加值重點產品銷售比重的增加使製造業務銷售毛利率達到55.51%，同比增長7.62個百分點，成為製造業務盈利增長的主要因素。

加快企業技術改造和GMP實施步伐。報告期內，製造業務完成了多項重大技術改造項目，包括廣州中藥一廠的三個車間擴產改造工程、微波乾燥生產線、廣州奇星藥廠丸劑車間和前處理車間等20多個技術改造項目。廣州陳李濟藥廠亦於二零零零年三月獲得GMP認證。目前，廣州羊城藥業股份有限公司、廣州潘高壽藥業股份有限公司正在積極開展GMP實施工作。上述技改項目的實施提高了企業的生產能力和技術水平。

加大技術創新的投入，加快新產品的研發工作。年內本集團與北京中醫藥大學、廣州中醫藥大學、四川省中藥研究所等單位合作研發高技術含量的現代中藥品種。二零零零年度取得生產批文的新藥有三種產品，新投產的新藥有五種產品。本公司於二零零零年十一月與解放軍廣州空軍醫院簽訂了合作研究抗乙型肝炎病毒雙質粒基因疫苗的項目。目前，本公司正在加速進行生物醫藥研發中心的籌建工作。



本年度各主要業務的營業額及除稅前盈利如下：

	營業額		除稅前盈利	
	按中國會計準則	**按香港會計準則**	**按中國會計準則**	**按香港會計準則**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
主要業務：				
製造及銷售	1,295,155	1,295,155	158,420	154,350
貿易：				
批發	2,469,538	2,469,538	44,358	38,431
零售	388,807	388,807	17,229	11,772
進出口	69,357	69,357	(71)	19
	2,927,702	2,927,702	61,516	50,222
	4,222,857	4,222,857	219,936	204,572

由於本集團之營業額及除稅前盈利絕大部份均來自中國之銷售，因此並無提供按地區的營業額及除稅前盈利之詳細資料。

(2) 中成藥製造業務

二零零零年度本集團製造業務(「製造業務」)按中國會計準則及香港會計準則編制的營業額均為1,295,155千元，同比增長7.95%；按中國會計準則，除稅前盈利為158,420千元，同比增長27.92%；按香港會計準則，除稅前盈利為154,350千元，同比增長24.69%。製造業務的營業額及除稅前盈利均達到了歷史的最好水平。

董事會報告

經營情況討論與分析

(除特別註明外，本報告涉及的財務資料均節錄自本集團按中國會計準則及制度編制之賬項)

1、 本集團所處行業及在行業中所處地位

本集團屬醫藥行業，以銷售額計算，本集團是目前中國最大的中成藥製造商，也是國內三大醫藥貿易企業之一。(資料來源於：二零零零年四月國家經貿委出版的醫藥統計年報之工業企業分析)

2、 經營狀況分析

(1) 主營業務及地區分析

二零零零年是本公司自一九九七年在香港上市以來的第三個完整會計年度，報告期內，國內醫療衛生體制改革，藥品分類管理制度、醫藥產品價格政策和城鎮職工基本醫療保險制度的實施等因素對中國醫藥市場產生了重大的影響。面對激烈競爭的市場環境，本集團採取了一系列的對策措施，使本集團的經營業績保持持續增長。

按合併報表計算，二零零零年度本集團按香港會計準則和中國會計準則編制的營業額均為4,222,857千元，同比增長22.24%；按中國會計準則，除稅前盈利為219,936千元，同比增長22.21%；按香港會計準則，除稅前盈利為204,572千元，同比增長14.85%；二零零零年營業額和除稅前盈利均達到本公司成立以來的最好水平。

(3) 關於前次募集資金使用情況說明的議案；

(4) 關於本次公募增發A股成功後二零零零年中期未分配利潤及二零零零年七月一日至本次發行完成前滾存利潤由新增的A股股東和原有股東共享的議案；

(5) 關於授權董事會全權辦理本次公募增發A股相關事宜的議案。

該股東大會決議公告刊登於二零零零年十月十九日的《中國證券報》、《證券時報》、《香港經濟日報》、《Hong Kong iMail》(英文報)。

本公司董事、監事選舉更換情況

報告期內，本公司董事、監事選舉更換情況如下：

肖承、李興華、李國駒、廖景光、蘇德貴、朱柏華等董事，溫新民、麥奇傑等監事分別因董事會和監事會換屆，經二零零零年十月十八日股東大會批准離任。

經二零零零年十月十八日股東大會選舉，產生第二屆董事會和第二屆監事會，第二屆董事會成員有：蔡志祥、李益民、陳翔志、馮贊勝、朱幼麟、張伯華、劉錦湘、吳張、黃卜仁；第二屆監事會成員有：陳燦英、譚思馬、羅繼東。

該股東大會決議公告刊登於二零零零年五月二十七日的《香港經濟日報》、《南華早報》(英文報)。

2 本公司於二零零零年八月四日召開的第一屆第十三次董事會會議通過召開二零零零年第一次臨時股東大會的決議，並於二零零零年八月七日在《香港經濟日報》、《南華早報》刊登通告，於二零零零年九月四日在《香港經濟日報》、《Hong Kong iMail》刊登延期通告。二零零零年十月十八日上午，二零零零年第一次臨時股東大會在本公司會議室召開，出席會議的股東和股東授權代表1人，代表股份513,000,000股，約佔本公司股份總數的70%，符合《公司法》和本公司章程要求，本公司董事、監事出席了本次會議，會議通過了如下決議：

(1) 選舉產生新一屆董事、監事，任期從臨時股東大會通過其委任後生效，為期三年；

(2) 授權董事會決定個別董事、監事的薪酬；及

(3) 對本公司章程第八十八條及第一百一十一條進行修訂的事宜。

該臨時股東大會決議公告刊登於二零零零年十月十九日的《香港經濟日報》、《Hong Kong iMail》(英文報)。

3 本公司於二零零零年九月一日召開的第一屆第十四次董事會會議通過召開二零零零年第二次臨時股東大會的決議，並於二零零零年九月四日在《香港經濟日報》、《Hong Kong iMail》、《中國證券報》、《證券時報》刊登通告。二零零零年十月十八日上午，二零零零年第二次臨時股東大會在本公司會議室召開，出席會議的股東和股東授權代表1人，代表股份513,000,000股，約佔本公司股份總數的70%，符合《公司法》和本公司章程要求，本公司董事、監事出席了本次會議，會議通過了如下決議：

(1) 本公司申請二零零零年公募增發人民幣普通股(A股)的議案；

(2) 關於增發A股募集資金計劃投資項目可行性的議案；

股東大會簡介

股東大會情況介紹

報告期內，本公司召開了一次年度股東大會和兩次臨時股東大會，內容如下：

1 本公司於二零零零年三月二十四日召開的第一屆第十二次董事會會議通過召開一九九九年度股東大會的決議，並於三月二十七日在《香港經濟日報》、《南華早報》刊登通告。二零零零年五月二十六日上午，一九九九年度股東大會在本公司會議室召開，出席會議的股東和股東授權代表3人，代表本公司股份513,020,000股，約佔本公司股份總數的70.01%，符合《公司法》和本公司章程要求，本公司董事、監事出席了本次會議，會議通過了如下決議：

(1) 本公司一九九九年度董事會工作報告；

(2) 本公司一九九九年度監事會工作報告；

(3) 本公司一九九九年度經審核的財務報告；

(4) 本公司一九九九年度核數師報告；

(5) 續聘任期屆滿的公司核數師(廣州羊城會計師事務所有限公司)及國際核數師(羅兵咸永道會計師事務所)，並授權本公司董事會決定其酬金；

(6) 本公司一九九九年度利潤分配及派息方案；

(7) 二零零零年度本公司董事及監事服務報酬總金額；及

(8) 授權董事會依照有關規定在有關期間內配發及發行新股份，並授權董事會據此對本公司章程作出適當及必要的修改和辦理有關的變更登記手續。

(3) 截至二零零零年十二月三十一日止，本公司前十名最大股東情況如下：

股東名稱	持股種類	年末持股數 (股)	佔總股本比例 (%)
廣州醫藥集團有限公司	國家股	513,000,000	70
香港中央結算(代理人)有限公司	H股	216,331,000	29.51
HSBC NOMINEES (HONG KONG) LIMITED	H股	800,000	0.109
王保國	H股	250,000	0.034
陳慰民	H股	200,000	0.027
孫國揚	H股	200,000	0.027
鄧盈	H股	120,000	0.016
朱國強	H股	110,000	0.015
陳卓生	H股	100,000	0.0136
李喬	H股	100,000	0.0136
陳月清	H股	100,000	0.0136

*附註：*持有本公司股份之前10名股東之間不存在關聯關係。

(4) 持股10%以上(含10%)的法人股東情況

廣州醫藥集團有限公司持有本公司70%股份，其法定代表人為蔡志祥先生。其經營範圍為：國有資產的經營、投資。生產、銷售：醫藥中間體、中西成藥、中藥材、生物技術產品、醫療器械、制藥機械、藥用包裝材料、保健食品及飲料、衛生材料及醫藥整體相關的商品。與醫藥產品有關的進出口業務，及房地產開發。

(5) 本報告期內廣州醫藥集團有限公司所持有的本公司股份未有抵押或凍結的情況。

(6) 本年度內本公司或其任何附屬公司概無買賣或購回本公司之股份。

(7) 報告期內，本公司控股股東未發生變更。

3 優先認股權

本公司章程及中國法律並無要求本公司按照持有股份比例發行新股予現有股東之優先認購股權條款。

2 主要股東持股情況

(1) 根據香港證券(披露權益)條例(「權益披露條例」),第十六(一)條而設置之本公司主要股東登記冊顯示,下列人士或公司於二零零零年十二月三十一日持有本公司已發行股本百分之十或以上的重大權益,此等權益並未包括於本報告其他部分披露之董事、高級管理人員、監事及股東之權益內。

(a) 廣州醫藥集團持有51,300萬股國家股,為本公司已發行國家股的全部,持股數佔本公司已發行總股本約70%。

(b) 香港中央結算(代理人)有限公司持有21,633.1萬H股,持股數佔本公司已發行H股總數約98.38%,佔本公司已發行總股本約29.52%。

(2) 根據香港中央結算(代理人)有限公司申明,於二零零零年十二月三十一日止,下列之中央結算系統參與者在中央結算系統股票戶口內持有本公司超過本公司已發行H股股份總數的10%:

股東名稱	**持有股份數目**	**佔已發行H股之百份比**
香港上海滙豐銀行	25,130,000	11.43%

2 股票發行及上市情況

一九九七年十月二十四日，本公司H股股票在香港發行，發行價格為每股1.65港元，發行數量為21,990萬股；一九九七年十月三十日，本公司H股股票在香港聯交所上市。

二零零一年一月十日，本公司A股股票在國內發行，發行價格為每股9.8元人民幣，發行數量為7,800萬股；二零零一年二月六日，本公司A股股票在上交所上市。

A股發行後，本公司總股本為81,090萬股，其中，國家股(未流通股)為51,300萬股，佔總股本的63.26%；A股(流通股)為7,800萬股，佔總股本的9.62%；H股(流通股)為21,990萬股，佔總股本的27.12%。

3 內部職工股情況

本公司無任何內部職工股。

股東情況介紹

1 報告期末股東總數

截止二零零零年十二月三十一日,持有本公司股票的股東戶數為97戶，其中，發起人國家股代表1戶，境外上市外資股(H股) 96戶。

股本變動及股東情況

股本變動情況

1. 股份變動情況表及股本結構

	本次變動前	配股	送股	公積金轉股	增發	其他	小計	本次變動後
				本次變動增減(+,-)				數量單位：股
一、 未上市流通股份								
1. 發起人股份								
其中：								
國家持有股份	513,000,000	—	—	—	—	—	—	513,000,000
境內法人持有股份	—	—	—	—	—	—	—	—
境外法人持有股份	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
2. 募集法人股份	—	—	—	—	—	—	—	—
3. 內部職工股	—	—	—	—	—	—	—	—
4. 優先股或其他								
其中：轉配股	—	—	—	—	—	—	—	—
未上市流通股份合計	513,000,000	—	—	—	—	—	—	513,000,000
二、 已上市流通股份								
1. 人民幣普通股	—	—	—	—	—	—	—	—
2. 境內上市的外資股	—	—	—	—	—	—	—	—
3. 境外上市的外資股(H股)	219,900,000	—	—	—	—	—	—	219,900,000
4. 其他								
已上市流通股份合計	219,900,000	—	—	—	—	—	—	219,900,000
三、 股份總數	732,900,000	—	—	—	—	—	—	732,900,000

加權平均每股收益(EPS)的計算公式如下：

$$加權平均每股收益(EPS) = \frac{P}{So+S1+Si\times Mi\div Mo-Sj\times Mj\div Mo}$$

其中：P為報告期利潤；So為期初股份總數；Sl為報告期因公積金轉增股本或股票股利分配等增加股份數；Si為報告期因發行新股或債轉股等增加股份數；Sj為報告期因回購或縮股等減少股份數；Mo為報告期月份數；Mi為新增股份下一月份起至報告期期末的月份數；Mj為減少股份下一月份起至報告期期末的月份數。

中國與香港不同會計準則之報表差異說明

按中國會計準則及制度與按香港普遍採納之會計原則編制的會計報表之間的差異註釋請參照本年報之「中國與香港不同會計準則之報表差異說明」部分。

按照中國證監會《公開發行證券公司資訊披露編報規則(第9號)》要求計算的利潤指標

報告期利	淨資產收益率		每股收益	
	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	72.95%	69.53%	1.37元	1.37元
營業利潤	14.24%	13.57%	0.27元	0.27元
淨利潤	10.65%	10.15%	0.20元	0.20元
扣除非經常性損益後的淨利潤	9.21%	8.78%	0.17元	0.17元

全面攤薄淨資產收益率和每股收益的計算公式如下：

全面攤薄淨資產收益率=報告期利潤÷期末淨資產

全面攤薄每股收益=報告期利潤÷期末股份總數

加權平均淨資產收益率(ROE)的計算公式如下：

$$\text{加權平均淨資產收益率(ROE)} = \frac{P}{Eo+NP\div 2+Ei\times Mi\div Mo-Ej\times Mj\div Mo}$$

其中：P為報告期利潤；NP為報告期淨利潤；Eo為期初淨資產；Ei為報告期發行新股或債轉股等新增淨資產；Ej為報告期回購或現金分紅等減少淨資產；Mo為報告期月份數；Mi為新增淨資產下一月份起至報告期期末的月份數；Mj為減少淨資產下一月份起至報告期期末的月份數。

2000年度股東權益變動情況(人民幣元)

節錄自按中國會計準則及制度編制的賬項：

合併

項目	股本	資本公積	盈餘公積	其中：法定公益金	未分配利潤	股東權益合計
期初數	732,900,000	434,244,472	180,424,972	52,726,721	18,402,754	1,365,972,198
增加數	—	13,185,000	68,886,242	34,442,805	146,234,183	228,305,425
減少數	—	2,320,729	55,235,246[註]	18,958,915	163,617,101	221,173,076
期末數	732,900,000	445,108,743	194,075,968	68,210,611	1,019,836	1,373,104,547

註： 本期減少數中包括期初未分配利潤的調整，見按中國會計準則及編制報告附註四、合併會計報表主要項目附註之30.未分配利潤第(4)的說明。

節錄自按香港普遍採納之會計原則編制的賬項：

(人民幣千元)

項目	股本	股份溢價儲備	資本儲備	法定公積金	法定公益金	法定公積金	盈利滾存	合計
於二零零零年一月一日	732,900	120,333	425,603	59,540	60,762	45,289	33,798	1,478,225
本年盈利	—	—	—	—	—	—	135,250	135,250
本年利潤分配	—	—	11,675	43,222	7,449	(22,188)	(40,158)	—
已派發中期股息	—	—	—	—	—	—	(14,658)	(14,658)
擬派發末期股息	—	—	—	—	—	—	(24,327)	(24,327)
於二零零零年十二月三十一日	732,900	120,333	437,278	102,762	68,211	23,101	89,905	1,574,490

會計資料和業務資料摘要

節錄自按香港普遍採納之會計原則編制的賬項

(人民幣)

	指標項目	**2000年**	1999年	1998年	1997年 (備考)	1996年 (備考)
1	營業額(千元)	**4,222,857**	3,454,492	3,326,658	3,056,512	2,777,638
2	除稅前盈利(千元)	**204,572**	178,115	161,921	183,262	143,917
3	股東應佔盈利(千元)	**135,250**	128,688	123,724	128,417	91,209
4	總資產(千元)	**3,256,426**	3,072,057	2,998,567	3,102,140	N/A
5	總負債(千元)	**1,681,396**	1,593,832	1,612,385	1,795,107	N/A
6	股東權益(千元)	**1,574,490**	1,478,225	1,386,182	1,306,433	N/A
7	每股收益(元)	**0.185**	0.176	0.169	0.23	N/A
8	資產負債率%	**51.6**	51.9	53.8	57.87	N/A

i) 本公司成立於一九九七年九月一日。因此截至一九九六年十二月三十一日止之年度的每股溢利並沒有呈報。

ii) 本集團截至一九九六年十二月三十一日止年度之備考業績乃節錄自本公司於一九九七年十月二十一日止年度之招股章程。截至一九九七年十二月三十一日止年度之業績乃節錄自本公司一九九七年年報第三十五頁之備考損益表。

iii) 截至一九九七年十二月三十一日止二個年度之備考損益表之編制乃假設本集團於一九九七年十二月三十一日之架構已於整段期間存在並在這期間本集團已經營其於一九九七年十二月三十一日之業務。

iv) 本集團於一九九七年十二月三十一日的資產與負債乃節錄自一九九七年年報第三十六頁之綜合資產負債表。

v) 資產負債率乃根據以下公式計算：負債總值÷資產總值×100%。

主要會計資料與業務資料（節錄自按中國會計準則及制度編製的賬項）附註：

1. 每股收益=淨利潤或股東應佔盈利÷報告期末普通股股份總數；

   由於本年度總股本無發生變化，故加權每股收益與攤薄數一致。

2. 每股淨資產=報告期末股東權益÷報告期末普通股股份總數；

3. 淨資產收益率（攤薄）=（淨利潤或股東應佔盈利÷報告期末股東權益）×100%

4. 淨資產收益率（加權）={淨利潤或股東應佔盈利÷[（期初股東權益+期末股東權益）÷2]}×100%

5. 股東權益比率=年末股東權益÷年末總資產×100%

6. 資產負債率=負債總額÷資產總額×100%

7. 調整後的每股淨資產=（報告期末股東權益－三年以上的應收款項淨額－待攤費用－待處理財產淨損失－開辦費－長期待攤費用－住房周轉金負數餘額）÷報告期末普通股股份總數

8. 每股經營活動產生的現金流量淨額=經營活動產生的現金流量淨額÷報告期末普通股股份總數

9. 調整前後說明：根據財政部財會字[1999]35號文規定，本公司從一九九九年一月一日起，變更了壞賬準備和長期投資減值準備的計提方法，對於上述會計政策的變更，本公司採用追溯調整進行處理，調整了一九九九年期初留存收益和其他相關項目的期初數。

   註：報告期後，本公司完成增發78,000,000股A股，總股本發生變動。若按增發後的總股本810,900,000股全面攤薄和按中國會計準則編製的淨利潤計算，本公司二零零零年度每股收益為人民幣0.18元。

會計資料和業務資料摘要

主要會計資料及財務指標：

節錄自按中國會計準則及制度編制的賬項

(人民幣)

	指標項目	2000年	1999年	1998年[9] 調整前	1998 調整後
1	主營業務收入(元)	**4,222,857,016**	3,454,490,368	3,383,700,639	3,383,700,639
2	淨利潤(元)	**146,234,183**	128,663,317	129,362,151	123,701,440
3	總資產(元)	**3,063,914,823**	3,001,286,675	3,036,056,369	2,995,563,030
4	股東權益 (不含少數股東權益)(元)	**1,373,104,547**	1,365,972,198	1,295,748,957	1,258,252,616
5	每股收益(元)[1]	**0.20**	0.18	0.17	0.17
6	扣除非經常性損益後的 每股收益(元)	**0.17**	0.16	0.16	0.15
7	每股淨資產(元)[2]	**1.87**	1.86	1.77	1.72
8	淨資產收益率(攤薄)%[3]	**10.65**	9.42	9.18	9.83
9	淨資產收益率(加權)%[4]	**10.15**	9.72	9.08	10.09
10	股東權益比率%[5]	**44.82**	45.51	42.68	42.00
11	資產負債率%[6]	**51.89**	51.30	52.60	53.33
12	調整後每股淨資產(元)[7]	**1.74**	1.70	1.73	1.68
13	每股經營活動產生的現金流量 淨額(元)[8]	**0.39**	0.40	0.31	0.31

本年度利潤總額及其構成：

節錄自按中國會計準則及制度編制的賬項：

項目		二零零零年 *人民幣元*
1	利潤總額	219,935,808
2	淨利潤	146,234,183
3	扣除非經常性損益的淨利潤(註)	126,528,742
4	主營業務利潤	1,001,732,586
5	其他業務利潤	36,439,663
6	營業利潤	195,582,479
7	投資收益	4,647,888
8	補貼收入	9,288,486
9	營業外收支淨額	10,416,955
10	經營活動產生的現金流量淨額	286,951,325
11	現金及現金等價物淨增加額	(19,820,973)

註： 所扣除的非經常性損益包括：補貼收入9,288,486元，營業外收支淨額10,416,955元。

公司簡介

公司基本狀況

1 公司背景

廣州藥業股份有限公司(「廣州藥業」或「本公司」)是由廣州醫藥集團有限公司(「廣州醫藥集團」)屬下的八家中成藥製造企業和三家醫藥貿易企業重組後，於一九九七年九月一日在中華人民共和國成立的股份有限公司。一九九七年十月三十日，本公司的H股在香港聯合交易所有限公司(「聯交所」)上市。二零零一年一月十日，經中國證監會批准，本公司在國內發行7,800萬股人民幣普通股(A股)股票。二零零一年二月六日，本公司A股股票正式在上海證券交易所(「上交所」)上市。

2 經營業務範圍

廣州藥業及附屬企業(「本集團」)主要從事(i)中成藥的製造與銷售；(ii)西藥、中藥和醫療器械的批發、零售和進出口業務。

公司簡介

5 **公司選定的資訊披露報紙為：**

中國《上海證券報》、《中國證券報》

香港《香港經濟日報》

《Hong Kong iMail》（英文報）

6 **中國證監會指定登載公司年度報告的國際互聯網網址：**

http://www.sse.com.cn

香港登載公司年度報告互聯網網址

http://www.hkex.com.hk

7 **公司年度報告備置地點：**

中國廣東省廣州市沙面北街45號二樓

廣州藥業股份有限公司董事會秘書處

8 **股票上市交易所名稱及編碼：**

A股：上海證券交易所

代碼：600332

公司簡稱：廣州藥業

H股：香港聯合交易所有限公司

代碼：0874

公司簡稱：廣州藥業

公司簡介

有關本公司參考資訊

1	**公司法定中文名稱：**	廣州藥業股份有限公司
	中文名稱縮寫：	廣州藥業
	英文名稱：	Guangzhou Pharmaceutical Company Limited
	英文名稱縮寫：	GPC
2	**公司法定代表人：**	蔡志祥
3	**公司董事會秘書：**	何舒華
	聯繫地址：	中國廣東省廣州市沙面北街45號
	電話：	(8620) 81218117
	傳真：	(8620) 81876408
	董事會秘書電子郵箱：	shuhua_he@sina.com
4	**公司註冊及辦公地址：**	中國廣東省廣州市沙面北街45號
	郵遞區號：	510130
	電話：	(8620) 81218103
	傳真：	(8620) 81876408
	公司國際互聯網網址：	http://www.gzphar.com
	電子郵箱：	sec@gpc.com.cn
	在香港主要營業地點：	香港金鐘道89號 力寶中心第2座20樓2005室

目錄

重要提示： 廣州藥業股份有限公司董事會保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任



年報

2000 annual report

廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

Contents

Important notice: The Board of Directors of Guangzhou Pharmaceutical Company Limited ("the Board") severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this annual report and warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this annual report.